Form 10-K405, Exhibit 13
period 1995-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 1996-03-21
CIK 773547

                                      1995
                                     annual
                                     report

                                      ELECTRONIC
                           TELE-COMMUNICATIONS, INC.


                                                                Our voices
                                                                mean business

MISSION STATEMENT

"Electronic Tele-Communications, Inc. is committed to being one of the top Business-to-Business Equipment Suppliers in the Voice
Information/Telecommunications industry, providing Business Solutions to our Customers."


TABLE OF CONTENTS

A Letter to Our Shareholders 1
Corporate Profile 2-3
Markets 3
Services 4
Products 21-24
Shareholder Information 25
Officers & Directors 25

Financial Section:
Management's Discussion 5-7
Report of Independent Auditors 8
Consolidated Financial Statements 9-12
Notes to Consolidated Financial Statements 13-17
Eleven Year Review 18-19
Quarterly Financial Data 20

A Letter To Our Shareholders

As our financial results indicate, 1995 was a difficult year. For only the second time in the eleven years since ETC went public, there was a net operating loss. We believe this loss is unacceptable and we are working hard to return the Company to profitability. The past year brought a significant drop in gross sales levels of our oldest interactive voice information systems to original equipment manufacturers and several operating telephone companies. The sales of these products have now stabilized at lower levels, but the aging technology in the products will prevent their sales from returning to former levels.

Sales in 1995 of $12,902,268 resulted in a loss of $230,716 or $.08 per Class A share. This compared to 1994 sales of $16,262,639, which yielded earnings of $961,942 or $.40 per Class A share. For the 1995 fourth quarter, ETC reported earnings of $122,006 or $.05 per Class A share on sales of $3,203,366, compared to fourth quarter 1994 earnings of $393,378 or $.16 per Class A share on sales of $4,173,239. In other parts of this annual report are detailed breakdowns of all the financial information. As you will see, losses in the first and third quarters couldn't be offset by profits in the second and fourth quarters.

More important than the 1995 results are the things we are doing in 1996 to improve ETC. First, we are evaluating the profitability of all our product lines and will be discontinuing those products which are no longer competitive. One of the products ETC is discontinuing is the MAX Receptionist line of small business voice mail systems, which has not contributed significantly to the Company's revenues in past years.

A second area we are addressing is the longer product introduction times for some of our new more advanced products. Such longer introduction times are due to extended evaluation cycles by our customers, necessitated by the increasing complexity of both our products and the telecommunications infrastructure. To encourage faster migration to newer technology, we have established upgrade trade-in programs for our customers and longer warranties on new products. We are also standardizing the operating system software between several different sizes of systems to minimize our customers' cost of growth with our products.

A third strategy is to market our Application Processing Platforms in additional sectors of the telephone industry, such as the Cellular Telephone market. Some of these markets have a much higher growth potential than traditional telephone markets, especially in the United States where the recently passed Telecommunications Reform Act has opened up competition. This should lead to an increased demand for our products as the customers of these new providers demand higher levels of service. Preliminary results of these efforts are encouraging and we anticipate increased sales in these markets as 1996 progresses.

We believe the slow start in 1996 will give way to improved results as the year progresses. Our Board of Directors has declared a dividend for the eleventh straight year since ETC's initial public offering. The 1996 dividend will be $.12 per Class A share payable in two $.06 installments.


Dean W. Danner

Dean W. Danner
President and Chief Executive Officer
February 20, 1996

CORPORATE PROFILE

Since 1933, Electronic Tele-Communications, Inc. (ETC) products have provided the finest technology in the telephony industry. Starting with the Audichron(R) Time of Day Telephone System and the first telephone answering system, ETC has become a worldwide leader in the design, manufacture, service, lease and marketing of central office multi-application voice platforms as well as customer premise voice messaging platforms including automated attendants, voice mail, digital announcers, time/weather/temperature announcers, and call sequencers.

VALUE ETC provides powerful business communication tools that increase productivity, facilitate efficient service, enhance corporate image and save time as well as money.

SERVICE ETC is committed to exceeding our customers' needs with a comprehensive array of services. These include: designing software and systems, installing equipment, training, providing 24-hour technical support, recording professional announcements, developing professional announcement vocabulary, and forecasting weather.

QUALITY ETC is dedicated to achieving the ISO 9000 standards and implementing Total Quality Management principles in the manufacture and warranty of the finest products in the business.

ACCESSIBILITY ETC is headquartered in Waukesha, Wisconsin with branch offices in Atlanta, Georgia and Pleasanton, California.

ETC PRODUCT
INNOVATION TIMELINE

1933 Audichron Time of Day by Telephone Systems introduced, becoming the world's first voice response system.

1946 Audichron automatic intercept system installed, becoming the world's first intercept announcement system.

1949 George Danner and Joseph Zimmerman of Electronic Secretary Industries manufacture the first telephone answering machine.

1957 Electronic Secretary Industries merges with General Telephone and Electronics (GTE). George Danner is president of the subsidiary which manufactures Electronic Secretary and GTE product lines.

1963 Electronic Secretary merges into GTE Automatic Electric with George Danner as Vice President.

1974 Automation Electronics Corporation (AEC) introduces the industry's first automated call sequencer.

1978 AEC introduces the first stand-alone system that generates comprehensive call management reports.

1980 Electronic Tele-Communications, Inc. (ETC) is formed. ETC introduces Digicept digital voice announcers to the telecommunications industry.

1985 ETC goes public and begins trading on the NASDAQ Stock Market.

1989 ETC acquires The Audichron Company.

1991 ETC acquires Automation Electronics Corporation.


                                   [US MAP]

MARKETS SERVED

Electronic Tele-Communications, Inc. is committed to providing business solutions in the voice information/telecommunications industry. Our focus is addressing the needs of the Central Office (CO) and the Customer Premise Equipment (CPE) markets by being a business-to-business equipment
supplier.   Marketing efforts include a multi-faceted approach incorporating advertising, publicity, promotion and personal sales through several distribution channels.

The evolving CO market consists of Local Exchange Carriers (LECs), Regional Bell Operating Companies (RBOCs), Independent Operating Companies (IOCs), Long Distance Carriers and Wireless (Cellular & PCS) Carriers. ETC serves both large RBOCs as well as smaller LECs. The CO market is expected to continue to grow and spur equipment demands. Increased competition due to industry deregulation, entrance of new multiple systems operators, and the proliferation of wireless technologies in the consumer end-user market are all positive environmental forces for suppliers like ETC.

Growth in the CPE market and the demand for voice processing equipment also is forecasted to remain strong. ETC's Time/Weather/Temperature services continue to be a principal component offered to this market.

In addition to the domestic market, the global market affords challenges and opportunities. ETC supplies products and services to countries seeking to modernize or develop telecommunication infrastructures with state-of-the-art equipment. The Company's voice products can be found in COs from Argentina to South Africa. Across all markets, ETC provides telecommunication solutions.

QUALITY INITIATIVE

In 1995, ETC began developing and implementing a quality system modeled after the requirements of ISO-9001 Quality Systems Model for Quality Assurance in Design, Development, Production, Installation, and Servicing. In addition to meeting the requirements of this model, it was decided to apply the general philosophy of a quality system to all aspects of the Company, including departments and areas not normally within ISO guidelines. The Company's goal is to meet the requirements of the ISO specification and be in full compliance by the end of 1996.


CUSTOMER SERVICES

The customer is linked to ETC through the Customer Services Department. Customers, dealers, contractors, manufacturing representatives, and telephone company personnel are assisted with their orders. Product information, equipment configurations, coordination of installations, order entry, and status of orders are some of the services offered. Information is received from the customer through telemarketing, customer satisfaction surveys, and uploads to ETC's customer relationship management system (STAR) from sales personnel.


TECHNICAL SERVICES

ETC efficiently and continuously supports all products 24 hours a day, every day of the year. All customer technical calls are received at the Dispatch Center located in Waukesha, Wisconsin and are quickly forwarded to the closest Technical Services facility. Service is enhanced with facilities in three locations spanning four time-zones. Technicians pick up the dispatch, research the problem and call the customer back with the solution in an average of five to six minutes.

Customer training is provided in the Training Center where classes are held throughout the year to instruct employees and customers in the operation and use of ETC products. In addition, Technical Services offers maintenance and installation services including customer premise support, on-site setup of equipment/software and documentation updates.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, and Eleven Year Review of Selected Financial Data, all of which appear later in this report.


RESULTS OF OPERATIONS

The following table sets forth certain items from the Company's Consolidated Statements of Operations, expressed as percentages of net sales, together with the percentage changes in such items from the prior period.



                                                                   Percent Change
                                                                     Increase
                                                                    (Decrease)

                                                                   1995     1994
                                      Percentage of Net Sales       VS.      vs.
                                     1995      1994      1993      1994     1993
                                     ---------------------------------------------
Net sales                             100.0%    100.0%    100.0%     -20.7%   -3.5%
Cost of products sold                  47.7      47.2      45.8      -19.7    -0.6
Gross profit                           52.3      52.8      54.2      -21.5    -5.9
General and administrative expenses    13.1      11.4      12.4       -8.4   -11.6
Marketing and selling expenses         21.6      16.9      17.3        1.1    -5.7
Research and development expenses      19.6      15.6      14.7       -0.1     2.7
Other income (expense)                 -0.3      -0.5      -0.9      -53.3   -43.2
Earnings (loss) before income taxes    -2.4       8.4       8.9         *     -8.9
Income taxes (benefit)                 -0.6       2.5       2.2         *      9.0
Net earnings (loss)                    -1.8       5.9       6.7         *    -14.8
----------------------------------------------------------------------------------

*Not meaningful to presentation



                                 1995 VS. 1994

REVENUES

Net sales decreased by 20.7% from $16,263,000 in 1994 to $12,902,000 in 1995.
The decrease in net sales in 1995 was due primarily to lower sales of the Company's interactive voice information systems. Demand slowed in 1995 for the Company's interactive voice information systems from large, original equipment manufacturers and several operating telephone companies. Sales of interactive voice information systems decreased $2,871,000 in 1995 and represented 52%, 59%, and 48% of sales in 1995, 1994 and 1993, respectively. Sales of basic recorder/announcer equipment and call processing equipment remained relatively constant between years. Lease revenue remained relatively constant between periods, but as a percentage of sales increased from 23% in 1994 to 28% in 1995 due to comparing lease revenue with lower total revenue in 1995. Product pricing remained relatively constant between years.

GROSS PROFIT

Gross profit was 52.3% of net sales in 1995 versus 52.8% in 1994. The decrease was due primarily to lower sales volume over which to spread fixed manufacturing costs, partially offset by more efficient manufacturing operations and improved management of inventory levels.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OPERATING EXPENSES

Operating expenses were $7,009,000 in 1995, or 54.3% of net sales, compared to $7,138,000 in 1994, or 43.9% of net sales. The decrease in operating expenses in 1995 was due primarily to lower general and administrative expenses. Marketing and selling expenses increased marginally and research and development expenses were maintained at levels the Company considers important to support future product development. As a percentage of net sales, operating expenses increased in 1995 due to spreading costs over lower sales volume.

OTHER INCOME AND EXPENSE

Net other expense in 1995 was $41,000, compared to $88,000 in 1994. The decrease was related primarily to losses on sales of equipment in 1994, which did not reoccur in 1995.

INCOME TAXES

Income tax benefit was $77,000 in 1995, or an effective tax rate of (24.9%), compared to income tax expense of $401,000 in 1994, or an effective tax rate of 29.4%. The 1995 tax benefit was the result of the net loss, partially reduced by the effect of goodwill amortization and state income tax expense.

NET EARNINGS AND EARNINGS PER SHARE

Net loss was $231,000 in 1995 versus net earnings of $962,000 in 1994. The decrease in net earnings between years was due primarily to lower sales volume, partially offset by lower operating expenses. Loss per Class A common share was $.08 in 1995, versus earnings of $.40 in 1994.


                                 1994 VS. 1993

REVENUES

Net sales decreased by 3.5% from $16,855,000 in 1993 to $16,263,000 in 1994.
The decrease in net sales in 1994 was due primarily to lower sales of basic recorder/announcer equipment, voice mail, and equipment maintenance, partially offset by higher sales of the Company's interactive voice information systems. Demand was strong for interactive voice information systems from several large, original equipment manufacturers and many operating telephone companies as they continued to upgrade the technology in their central office telephone switches. Sales of interactive voice information systems increased $822,300 in 1994 and represented 59%, 48%, and 34% of sales in 1994, 1993, and 1992, respectively. Increased sales of interactive voice information systems were partially offset by continued soft sales of call handling and processing equipment for the business market. Lower sales in this market were caused by strong competition and aggressive pricing strategies. It is expected that the Company's product mix will continue to progress toward sophisticated interactive voice information systems. Lease revenue as a percentage of sales remained relatively constant between years. Product pricing remained relatively constant between years.

GROSS PROFIT

Gross profit was 52.8% of net sales in 1994 versus 54.2% in 1993. The decrease was due primarily to lower sales volume over which to spread fixed manufacturing costs.

OPERATING EXPENSES

Operating expenses were $7,138,000 in 1994, or 43.9% of net sales, compared to $7,480,000 in 1993, or 44.4% of net sales. The decrease in operating expenses in 1994 was due primarily to lower selling expenses resulting from continued streamlining of the sales organization, and lower general and administrative expenses. The decreases in operating expenses were partially offset by increased research and development costs related to filling engineering positions that were vacant in the prior year, and increased expenditures and efforts in building the Company's marketing capabilities.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OTHER INCOME AND EXPENSE

Net other expense in 1994 was $88,000 compared to $154,000 in 1993. The decrease was related primarily to lower interest expense due to lower loan balances.

INCOME TAXES

Income tax expense was $401,000 in 1994, or an effective tax rate of 29.4%, compared to $368,000 in 1993, or an effective tax rate of 24.6%. The lower tax rate in 1993 was due to the reversals of timing differences between book and tax income and the resultant tax benefit in 1993.

NET EARNINGS AND EARNINGS PER SHARE

Net earnings were $962,000 in 1994 versus $1,129,000 in 1993. The decrease in net earnings between years was due primarily to lower sales volume partially offset by lower operating expenses. Earnings per Class A common share were $.40 in 1994 versus $.47 in 1993.


LIQUIDITY AND CAPITAL RESOURCES

Working capital was $3,614,000 at December 31, 1995, compared to $3,940,000 for 1994 and $2,929,000 for 1993. The decrease in working capital in 1995 was due primarily to payments made for equipment and dividends. The increase in working capital in 1994 was due primarily to net earnings. Cash provided by operating activities decreased $732,000 in 1995 from 1994. The decrease was a function of the net loss in 1995 compared to 1994 earnings, coupled with a reduction in accounts payable and accrued expenses in 1995.

In 1995, payments made for dividends and purchases of equipment were funded primarily by reductions of accounts receivable and inventories. In 1994, payments made on the revolving credit facility and purchases of capital assets were funded primarily by net earnings. In 1993, payments made on the revolving credit facility and purchases of capital assets were funded primarily by net earnings, reductions in accounts receivable, and refunds of income taxes.

Accounts receivable decreased in 1995 due to the timing of shipments to a few major customers in late 1994 that did not repeat in 1995. In 1995 and 1994, inventories decreased primarily due to the continued use of inventory management programs by the Company and further consolidation of purchasing and manufacturing in Waukesha, Wisconsin.

Capital expenditures were $431,000 in 1995, $397,000 in 1994, and $505,000 in
1993. Capital expenditures in 1995 consisted primarily of additions to demonstration equipment, together with purchases of equipment used in research and development and purchases of additional personal computers. Capital expenditures in 1994 consisted primarily of upgrades to the Company's computer equipment, updated equipment for research and development, and test equipment for manufacturing. Capital expenditures in 1993 consisted primarily of updated equipment for research and development, personal computer and related software additions, and test equipment for manufacturing.

As of December 31, 1995, the Company had no borrowings on a $3,500,000 revolving credit facility.

At current operating levels, management believes that cash generated from operations, together with the available revolving credit facility, will provide adequate funds to meet the Company's operating needs for the foreseeable future.

                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND SHAREHOLDERS
ELECTRONIC TELE-COMMUNICATIONS, INC.

We have audited the consolidated balance sheets of Electronic Tele-Communications, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                             /s/ Ernst & Young LLP


Milwaukee, Wisconsin
February 8, 1996

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                        1995             1994            1993
---------------------------------------------------------------------------------------------------
NET SALES (Note 14)                                    $12,902,268     $16,262,639      $16,854,708

COST OF PRODUCTS SOLD                                    6,159,220       7,674,331        7,723,430
                                                       --------------------------------------------
GROSS PROFIT                                             6,743,048       8,588,308        9,131,278

OPERATING EXPENSES:
  General and administrative                             1,691,228       1,847,018        2,090,129
  Marketing and selling                                  2,784,829       2,753,570        2,920,257
  Research and development                               2,533,422       2,537,056        2,469,730
                                                       --------------------------------------------
                                                         7,009,479       7,137,644        7,480,116
                                                       --------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                           (266,431)      1,450,664        1,651,162

OTHER INCOME (EXPENSE):
  Interest expense                                         (11,052)        (20,114)         (94,723)
  Interest and dividend income                               1,191          12,978            8,064
  Miscellaneous                                            (31,124)        (80,586)         (67,793)
                                                       --------------------------------------------
                                                           (40,985)        (87,722)        (154,452)
                                                       --------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                       (307,416)      1,362,942        1,496,710

  Income taxes (benefit) (Note 9)                          (76,700)        401,000          368,000
                                                       --------------------------------------------
NET EARNINGS (LOSS)                                    $  (230,716)    $   961,942      $ 1,128,710
                                                       ============================================
EARNINGS (LOSS) PER SHARE (Notes 11, 12 and 13):
    Class A common                                     $     (0.08)    $      0.40      $      0.47
                                                       ============================================
    Class B common                                     $     (0.16)    $      0.32      $      0.39
                                                       ============================================
Weighted average common shares
  outstanding (Notes 11 and 13)                          2,503,949       2,508,043        2,512,274
                                                       ============================================
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994


                                                                                        1995               1994
-------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                           $  497,971        $  627,045
  Trade accounts receivable, less allowance for doubtful
    accounts of $137,800 in 1995 and $164,800 in 1994 (Note 6)                         1,280,955         1,836,679
  Inventories (Notes 2 and 6)                                                          2,230,000         2,429,979
  Refundable income taxes                                                                201,072              --
  Deferred income tax benefits (Note 9)                                                  320,402           387,540
  Prepaid expenses and other current assets                                               63,271           152,659
                                                                                      ----------------------------
    Total current assets                                                               4,593,671         5,433,902

LEASED SERVICE EQUIPMENT (Notes 3 and 6)                                                  37,993            59,123
PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 6)                                          2,319,304         2,420,569
DEFERRED INCOME TAX BENEFITS (Note 9)                                                     46,998           141,160
EXCESS COST OVER NET ASSETS ACQUIRED, less accumulated amortization
  of $275,536 in 1995 and $234,952 in 1994 (Note 9)                                    1,126,285         1,166,869
                                                                                      ----------------------------
Total Assets                                                                          $8,124,251        $9,221,623
                                                                                      ============================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                                    $  238,608        $  384,511
  Accrued expenses (Note 10)                                                             639,851           853,332
  Income taxes payable                                                                      --              50,426
  Deferred revenue                                                                       100,937           205,296
                                                                                      ----------------------------
    Total current liabilities                                                            979,396         1,493,565

OTHER LONG-TERM LIABILITIES (Note 5)                                                     324,479           416,492
                                                                                      ----------------------------
    Total liabilities                                                                  1,303,875         1,910,057
                                                                                      ----------------------------
STOCKHOLDERS' EQUITY (Notes 11 and 12):
  Preferred stock, authorized 5,000,000 shares,
    none issued                                                                             --              --
  Class A common stock, authorized 10,000,000 shares,
    par value $.01, issued and outstanding 2,003,949 shares                               20,039            20,039
  Class B common stock, authorized 10,000,000 shares,
    par value $.01, issued and outstanding 500,000 shares                                  5,000             5,000
  Additional paid-in capital                                                           3,323,528         3,323,528
  Retained earnings                                                                    3,471,809         3,962,999
                                                                                      ----------------------------
    Total stockholders' equity                                                         6,820,376         7,311,566
                                                                                      ----------------------------
Total Liabilities and Stockholders' Equity                                            $8,124,251        $9,221,623
                                                                                      ============================
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                                       1995             1994             1993
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                                  $(230,716)       $ 961,942       $1,128,710
Adjustments to reconcile net earnings (loss) to
 net cash provided by operating activities:
  Depreciation and amortization                                        592,403          628,255          700,625
  Deferred income taxes                                                161,300            3,729              940
  (Gain) loss from sale of equipment                                    (8,984)          23,727          (58,991)
  Changes in operating assets and liabilities:
    Accounts receivable                                                555,724         (821,725)         838,348
    Inventories                                                        199,979          492,628          339,211
    Prepaid expenses and other current assets                           89,388          (20,866)         (25,055)
    Accounts payable and accrued expenses                             (451,397)          39,405         (208,893)
    Income taxes                                                      (251,498)         (26,323)         452,075
    Deferred revenue                                                  (104,359)           3,465         (405,361)
                                                                     -------------------------------------------
      Total adjustments                                                782,556          322,295        1,632,899
                                                                     -------------------------------------------
    Net cash provided by operating activities                          551,840        1,284,237        2,761,609
                                                                     ===========================================
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                (430,735)        (397,121)        (504,749)
  Proceeds from sale of equipment                                       10,295           17,940          142,065
                                                                     -------------------------------------------
    Net cash used in investing activities                             (420,440)        (379,181)        (362,684)
                                                                     ===========================================
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                                      (260,474)        (260,385)        (210,215)
  Repayment of revolving credit facility                                  --           (650,000)      (1,980,000)
  Proceeds from issuance of common stock                                  --              8,775             --
                                                                     -------------------------------------------
    Net cash used in financing activities                             (260,474)        (901,610)      (2,190,215)
                                                                     ===========================================
Net increase (decrease) in cash and cash equivalents                  (129,074)           3,446          208,710

Cash and cash equivalents at beginning of year                         627,045          623,599          414,889
                                                                     -------------------------------------------
Cash and cash equivalents at end of year                             $ 497,971        $ 627,045       $  623,599
                                                                     ===========================================
Supplemental disclosures of cash flow information:
  Cash paid for income taxes                                         $  13,498        $ 423,594       $  339,770
  Cash received from income tax refunds                                   --               --            424,785
  Cash paid for interest expense                                        11,052           26,851           95,823
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                    Common Stock (Note 11)
                                      -------------------------------------------------
                                              Class A                    Class B                                           Total
                                              -------                    -------             Additional                    Stock-
                                        Number                      Number                    Paid-in     Retained        holders'
                                      of Shares       Amount      of Shares      Amount       Capital     Earnings         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1992          2,002,149      $20,021       500,000      $5,000     $3,314,771   $2,342,947      $5,682,739

  Net earnings                              --           --            --          --             --      1,128,710       1,128,710
  Cash dividends paid:
    $.10 per Class A common share           --           --            --          --             --       (200,215)       (200,215)
    $.02 per Class B common share           --           --            --          --             --        (10,000)        (10,000)
                                      ---------------------------------------------------------------------------------------------
Balances at December 31, 1993          2,002,149       20,021       500,000       5,000      3,314,771    3,261,442       6,601,234

  Net earnings                              --           --            --          --             --        961,942         961,942
  Stock options exercised                  1,800           18          --          --            8,757         --             8,775
  Cash dividends paid:
    $.12 per Class A common share           --           --            --          --             --       (240,385)       (240,385)
    $.04 per Class B common share           --           --            --          --             --        (20,000)        (20,000)
                                      ---------------------------------------------------------------------------------------------
Balances at December 31, 1994          2,003,949       20,039       500,000       5,000      3,323,528    3,962,999       7,311,566

  NET LOSS                                  --           --            --          --             --       (230,716)       (230,716)
  CASH DIVIDENDS PAID:
    $.12 PER CLASS A COMMON SHARE           --           --            --          --             --       (240,474)       (240,474)
    $.04 PER CLASS B COMMON SHARE           --           --            --          --             --        (20,000)        (20,000)
                                      ---------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1995          2,003,949      $20,039       500,000      $5,000     $3,323,528   $3,471,809      $6,820,376
                                      =============================================================================================
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND CONCENTRATION OF CREDIT RISK
The Company designs, manufactures, programs, markets and leases digital voice information and call processing systems and related computer software and services. The Company's equipment, compatible with most telephone systems, provides a wide range of audio information and call handling capabilities via the telephone network. The Company's systems interface with customer computer systems to provide voice access to computerized information. Examples of these voice information capabilities include time, temperature, road conditions, stock prices, repair status, and many others. Examples of the call processing capabilities include voice mail, call sequencing, and automated attendant functions. The Company's systems can also announce new and old telephone numbers, flexible pay telephone charges, class of service announcements, and service specific customer dialing information.

The Company was incorporated in Wisconsin in 1980. The Company's executive offices, together with manufacturing, engineering, marketing, sales, and technical services are located in Waukesha, Wisconsin. Engineering, sales, technical services, and limited manufacturing are located in Atlanta, Georgia and Pleasanton, California.

The Company's sales are concentrated primarily in the domestic telecommunications industry. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiary, The Audichron Company. All intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

LEASED SERVICE EQUIPMENT
Leased service equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the equipment.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization is provided using the straight-line method over estimated useful lives of 3 to 20 years.

EXCESS COST OVER NET ASSETS ACQUIRED
Excess cost over net assets acquired are recorded at cost and amortized by the straight-line method over periods between 25 and 40 years.

REVENUE RECOGNITION
Revenue from equipment sales is recognized at the time of shipment. Lease and service revenue, approximating 28%, 23%, and 22% of total revenue in 1995, 1994 and 1993, respectively, is recognized when the related service is provided. Revenue from the sale of maintenance contracts is deferred and recognized over the term of the contract.

RESEARCH AND DEVELOPMENT
Research and development costs related to the design and development of new products are expensed as incurred.

PENDING ACCOUNTING CHANGES
In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets where disposal is expected. The Company will adopt SFAS No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the adoption will have a material effect.

RECLASSIFICATIONS
Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 classifications.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993

2. INVENTORIES

Inventories consisted of the following at December 31:

                                       1995         1994
------------------------------------------------------------
Raw materials and supplies          $1,218,365   $1,733,826
Work-in-process and
  finished goods                     1,013,766    1,153,383
Maintenance parts                      358,459      317,890
Reserve for obsolescence              (360,590)    (775,120)
                                    -----------------------
Total inventories                   $2,230,000   $2,429,979
===========================================================

3. LEASED SERVICE EQUIPMENT

The Company leases its voice announcement equipment and related computer software for terms of one month to three years with renewal options on a month-to-month basis. All such leases are treated as operating leases. Leased service equipment consists of the following:

                                        1995         1994
----------------------------------------------------------
Leased service equipment            $  689,375  $  692,937
Accumulated depreciation
  and amortization                    (651,382)   (633,814)
                                    ----------------------
Net leased service equipment        $   37,993  $   59,123
==========================================================

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

                                        1995       1994
----------------------------------------------------------
Land                                $  289,290  $  289,290
Buildings and improvements           1,618,306   1,612,585
Equipment and furniture              3,947,287   3,564,120
                                    ----------------------
                                     5,854,883   5,465,995
Accumulated depreciation
  and amortization                  (3,535,579) (3,045,426)
                                    ----------------------
Net property, plant
  and equipment                     $2,319,304  $2,420,569
==========================================================


5. PLANT, OFFICE AND EQUIPMENT LEASES

The Company leases its plant and office facilities in Atlanta, Georgia and Pleasanton, California under long-term operating leases extending to the years 2000 and 1999, respectively. Future minimum lease payments, which for the Atlanta facility increase with the consumer price index, as of December 31, 1995 are as follows:

                  Rental             Sublease           Net Rental
Year             Payments             Rentals            Payments
-------------------------------------------------------------------
1996           $  680,500           $  222,500          $  458,000
1997              684,200              222,500             461,700
1998              684,200              154,300             529,900
1999              539,500              109,700             429,800
2000              274,300              109,700             164,600
               ----------------------------------------------------
Total minimum
  lease
  payments     $2,862,700           $  818,700          $2,044,000
===================================================================

Included in minimum lease payments are certain payments for abandoned leases. A liability of $299,700 and $356,300 at December 31, 1995 and 1994, respectively, for those payments is included in accrued expenses and other long-term liabilities (see Note 10).

Rent expense consists of the following:

                              1995           1994        1993
---------------------------------------------------------------
Total rent expense         $ 585,657      $ 531,533   $ 601,572
Amounts received under
  sublease rentals          (222,110)      (211,413)   (170,914)
                           ------------------------------------
Net rent expense           $ 363,547      $ 320,120   $ 430,658
===============================================================

6. REVOLVING CREDIT FACILITY

The Company has a $3,500,000 revolving credit facility available with interest at the announced reference rate of the bank (8.5% at December 31, 1995). No compensating balances or committment fees are required under the revolving credit facility. There were no borrowings under the revolving credit facility at December 31, 1995, which expires on May 15, 1997.

The revolving credit facility is secured by a credit agreement with the bank listing certain assets as collateral. The provisions of the credit agreement restrict security interests in Company assets, require maintenance of minimum current ratios, tangible net worth, and debt ratios, and limit capital expenditures and restricted payments.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993

7. PROFIT SHARING PLAN

The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contibutions and additional discretionery contributions determined by the Board of Directors which, in the aggregate, amounted to $96,200 in 1995, $200,000 in 1994, and $197,900 in 1993.

8. STOCK OPTION PLAN

The Company has a Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Stock Option Committee of the Board of Directors. At December 31, 1995, 28,400 shares are available for future grants. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants.

Transactions with respect to the Company's stock option plan were as follows:

                                    Number             Option Price
                                   of Shares             Per Share
---------------------------------------------------------------------
Balance at December 31, 1992        134,800           $4.25 to $8.50

Granted                              10,900                $6.50
Cancelled or expired                 (9,400)          $4.25 to $8.50
                                    ---------------------------------
Balance at December 31, 1993        136,300           $4.25 to $8.50

Granted                              20,200                $5.38
Exercised                            (1,800)               $4.88
Cancelled or expired                 (5,000)          $4.25 to $8.50
                                    ---------------------------------
Balance at December 31, 1994        149,700           $4.25 to $8.50

Granted                              15,900                $2.88
Cancelled or expired                (26,000)          $2.88 TO $8.50
                                    ---------------------------------
Balance at December 31, 1995        139,600           $2.88 TO $8.50
                                    =================================
Exercisable at
  December 31, 1995                  96,320           $4.25 TO $8.50
=====================================================================

The Company has applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock options granted.
No decision has been reached as to how the Company will apply, beginning in 1996, recently issued Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits the Company to continue accounting for stock options in the same manner with fair value disclosures or measure compensation cost by the fair value of stock options granted.

9. INCOME TAXES

Income tax expense (benefit) consists of the following:

                             1995            1994        1993
---------------------------------------------------------------
Current:
  Federal                 $(288,000)      $ 383,271   $ 345,060
  State                      50,000          14,000      22,000
                          -------------------------------------
    Total current          (238,000)        397,271     367,060

Deferred                    161,300          81,203     114,965
Change in valuation
  reserve                       -           (77,474)   (114,025)
                          -------------------------------------
Income tax expense
  (benefit)               $ (76,700)      $ 401,000   $ 368,000
===============================================================

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:

                               1995             1994        1993
------------------------------------------------------------------
Statutory rate                (34.0)%           34.0%       34.0%

State income taxes net
  of Federal benefit           10.7              0.7         1.0
State net operating
  losses generated,
  not utilized                (11.8)              -           -
Amortization of goodwill
  and acquisition costs         4.5              0.7         1.2
Reduction in valuation
  allowance excluding use
  of acquired loss
  carryforwards                  -              (5.7)       (7.6)
Other                           5.7             (0.3)       (4.0)
                              ----------------------------------
Effective tax rate            (24.9)%           29.4%       24.6%
================================================================

For 1995, the current state income tax expense is related to the profitable operations of the Company's subsidiary.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993


At December 31, 1995, the Company had net operating loss carryforwards of approximately $935,000 available to offset future federal taxable income. The utilization of the net operating loss carryforwards is subject to an annual limitation of approximately $155,000 and expires in the year 2005. The carryforwards resulted from the Company's acquisition of Automation
Electronics Corporation (AEC) in 1991. For financial reporting purposes, a valuation reserve of $317,754 as of December 31, 1995 and 1994, was provided to offset the deferred tax assets related to those carryforwards. When realized, the tax benefit related to the acquired net operating loss carryforwards will be applied to reduce goodwill related to the acquisition of AEC.

The additional valuation reserve of $96,591 at December 31, 1995 and 1994, was provided because of uncertainty, based on the Company's financial results in the current and prior years, whether a portion of the net deferred tax asset would be realized. As the Company has primarily been profitable in prior years and, if profitable in future years, this portion of the valuation reserve will be reduced and used to offset income tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                       1995        1994
----------------------------------------------------------
Deferred tax liabilities:
  Excess of tax over
    book depreciation               $(158,597)  $(173,014)

Deferred tax assets:
  Acquired net operating loss
    carryforwards                     317,754     317,754
  Inventories                         281,846     460,146
  Allowance for doubtful
    accounts                           52,370      62,641
  Restructuring charge                113,877     139,187
  Accrued charges and other           174,495     136,331
                                    ----------------------
Total deferred tax assets             940,342   1,116,059
                                    ----------------------

                                      781,745     943,045
Valuation reserve                    (414,345)   (414,345)
                                    ----------------------

Net deferred tax asset              $ 367,400   $ 528,700
==========================================================


10. ACCRUED EXPENSES

Accrued expenses consists of the following at December 31:

                                       1995        1994
----------------------------------------------------------
Accrued wages and benefits          $  303,271  $  473,722
Accrued restructuring charge            58,619      66,605
Product warranty reserve               107,111     108,043
Other accrued expenses                 170,850     204,962
                                    ----------------------
Total accrued expenses              $  639,851  $  853,332
==========================================================

11. CAPITAL STOCK

The Company has two classes of common stock and has also authorized 5,000,000 shares of preferred stock.

In the event of liquidation, holders of Class A common stock are entitled to receive, after distribution of amounts due to holders of preferred stock, $3 per share (subject to adjustments for stock splits, stock dividends or similar events involving Class A common stock) before any distribution to holders of Class B common stock. After the payment of $3 per share to Class A common stock holders, the Class B common stock holders are entitled to receive $3 per share. Thereafter, the Class A and Class B common stock holders share equally in any further distributions.

The Company's Board of Directors has the authority and responsibility to determine the rate of dividend, liquidation value, and other preferences of the preferred stock upon issuance. No shares of preferred stock have been issued to date.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993

12. DIVIDENDS

The holders of Class A common stock, which is non-voting, are entitled to receive a non-cumulative annual cash dividend of $.08 per share before any dividends may be paid to the holders of Class B common stock. Thereafter, any additional dividend in a fiscal year must be paid on the two classes of common stock on an equal basis. If the preferential dividend is omitted for three consecutive years, the Class A common stock is entitled to vote in the following year.


13. EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per Class A and Class B common share were computed, as shown in the table below, by adding dividends paid per Class A and Class B common share (distributed earnings) to earnings (loss) net of dividends paid (undistributed earnings). Undistributed earnings are allocated equally per share to weighted average Class A shares, as adjusted for the dilutive effect of stock options using the treasury stock method, and weighted average Class B shares outstanding during the year.

                           Class A               Class B
                        Common Stock          Common Stock
                     1995   1994   1993    1995   1994   1993
-------------------------------------------------------------
Distributed
  earnings          $ .12  $ .12  $ .10   $ .04  $ .04  $ .02
Undistributed
  earnings           (.20)   .28    .37    (.20)   .28    .37
                    -----------------------------------------
Total               $(.08) $ .40  $ .47   $(.16) $ .32  $ .39
=============================================================


14. MAJOR CUSTOMERS

One customer accounted for 23%, 41%, and 39% of sales in 1995, 1994, and 1993, respectively. Amounts due from the customer were approximately $375,500 and $756,800 at December 31, 1995 and 1994, respectively. Another customer accounted for 14% of sales in 1995.

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
ELEVEN YEAR REVIEW OF SELECTED FINANCIAL DATA


For the Years Ended December 31,          1995            1994             1993              1992                 1991
---------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Net sales                               $12,902,268      $16,262,639      $16,854,708       $16,314,790         $17,897,351
Cost of products sold                     6,159,220        7,674,331        7,723,430         8,076,399           8,542,136
                                        -----------------------------------------------------------------------------------
Gross profit                              6,743,048        8,588,308        9,131,278         8,238,391           9,355,215

General and administrative                1,691,228        1,847,018        2,090,129         2,041,188           2,342,440
Marketing and selling (1)                 2,784,829        2,753,570        2,920,257         3,414,824           3,673,246
Research and development                  2,533,422        2,537,056        2,469,730         2,577,943           2,473,116
Other income (expense)                      (40,985)         (87,722)        (154,452)       (1,709,390)(2)        (566,674)
                                        -----------------------------------------------------------------------------------
Earnings (loss) before income taxes        (307,416)       1,362,942        1,496,710        (1,504,954)            299,739
Income taxes                                (76,700)         401,000          368,000          (728,800)(3)          95,000
                                        -----------------------------------------------------------------------------------

Net earnings (loss)                     $  (230,716)     $   961,942      $ 1,128,710       $  (776,154)        $   204,739
                                        ===================================================================================
PER SHARE DATA:
Weighted average
  shares outstanding                      2,503,949        2,508,043        2,512,274         2,530,195           2,508,189
Earnings (loss) per share:
  Class A common                        $     (0.08)     $      0.40      $      0.47       $     (0.29)        $      0.10
  Class B common                        $     (0.16)     $      0.32      $      0.39       $     (0.37)        $      0.02

Shares outstanding at year end            2,503,949        2,503,949        2,502,149         2,502,149           2,563,238
Book value per share                    $      2.72      $      2.92      $      2.64       $      2.27         $      2.71
Cash dividends paid per share           $      0.12      $      0.12      $      0.10       $      0.10         $      0.10

OTHER DATA:
Working capital                         $ 3,614,275      $ 3,940,337      $ 2,928,946       $ 3,350,661         $ 5,982,277
Current ratio                                   4.7              3.6              2.4               2.1                 3.2
Total assets                            $ 8,124,251      $ 9,221,623      $ 9,144,744       $10,743,754         $13,321,905
Total long-term obligations             $        -       $        -       $        -        $ 1,650,000         $ 3,600,000
Stockholders' equity                    $ 6,820,376      $ 7,311,566      $ 6,601,234       $ 5,682,739         $ 6,950,118
After tax return on sales                     -1.8%             5.9%             6.7%             -4.8%                1.1%
Return on equity                              -3.4%            13.2%            17.1%            -13.7%                2.9%
---------------------------------------------------------------------------------------------------------------------------


(1) Prior to 1987, general, administrative, marketing and selling expenses were combined into general and administrative expenses.

(2) Includes restructuring charge of $1,375,000 for estimated costs associated with severance payments, discontinuance of certain product lines, consolidation of facilities, and related matters.

(3) Includes gain of $187,000 from adoption of Statement of Financial Accounting Standards No. 109 titled "Accounting For Income Taxes."

         1990              1989             1988             1987              1986              1985
----------------------------------------------------------------------------------------------------------
      $13,102,637        $9,869,107       $3,269,866       $3,101,746        $5,605,536        $4,696,324
        5,352,084         5,179,304        1,754,464        1,507,552         2,206,906         1,929,249
----------------------------------------------------------------------------------------------------------
        7,750,553         4,689,803        1,515,402        1,594,194         3,398,630         2,767,075

        1,728,570         1,214,545          442,202          392,576           631,064           521,220
        2,229,056         1,641,898          580,527          400,625               -                 -
        2,087,500         1,234,041          638,602          769,781           627,436           517,215
         (309,269)         (232,140)         181,876           68,407           191,582               902
----------------------------------------------------------------------------------------------------------
        1,396,158           367,179           35,947           99,619         2,331,712         1,729,542
          492,000           168,700           (1,200)         (36,600)        1,096,800           809,100
----------------------------------------------------------------------------------------------------------

      $   904,158        $  198,479       $   37,147       $  136,219        $1,234,912        $  920,442
==========================================================================================================


        2,296,726         2,295,000        2,295,000        2,295,000         2,295,000         2,085,452

      $      0.41        $     0.10       $     0.03       $     0.08        $     0.56        $     0.44
      $      0.33        $     0.02       $    (0.05)      $      -          $     0.48        $     0.44

        2,300,000         2,295,000        2,295,000        2,295,000         2,295,000         2,295,000
      $      2.50        $     2.18       $     2.18       $     2.23        $     2.23        $     1.75
      $      0.10        $     0.10       $     0.08       $     0.08        $     0.08        $      -


       $2,813,104        $2,380,702       $4,329,206       $4,335,924        $4,304,520        $3,402,894
              2.0               2.5             28.0             20.7              17.4               6.2
      $ 9,261,853        $8,646,024       $5,220,946       $5,371,481        $5,402,727        $4,698,443
      $   766,667        $2,066,667       $       --       $       --        $      --         $       --
      $ 5,751,300        $5,012,517       $5,003,538       $5,109,991        $5,117,372        $4,026,060
             6.9%              2.0%             1.1%             4.4%             22.0%             19.6%
            15.7%              4.0%             0.7%             2.7%             24.1%             22.9%
----------------------------------------------------------------------------------------------------------

ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY
QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                    1995 QUARTERS
                                        ---------------------------------------------------------------------
                                           FIRST              SECOND              THIRD             FOURTH             TOTAL
                                        ----------------------------------------------------------------------------------------
  NET SALES                              $2,963,568          $3,776,796         $2,958,538         $3,203,366       $12,902,268
  GROSS PROFIT                            1,534,133           2,066,108          1,388,612          1,754,195         6,743,048
  NET EARNINGS                             (277,371)            187,599           (262,950)           122,006          (230,716)

  EARNINGS PER SHARE:
    CLASS A COMMON                            (0.10)               0.08              (0.10)              0.05             (0.08)
    CLASS B COMMON                            (0.16)               0.08              (0.12)              0.05             (0.16)

  DIVIDENDS PER CLASS A COMMON SHARE           0.06                0.00               0.06               0.00              0.12

  STOCK PRICE FOR CLASS A COMMON:
      HIGH                                      5                 4                  3 3/4              4
      LOW                                       3                 2 3/4              2 3/4              2 3/4


                                                                   1994 Quarters
                                       ---------------------------------------------------------------------
                                          First              Second              Third             Fourth             Total
                                       ---------------------------------------------------------------------------------------
  Net sales                             $3,926,096          $3,918,547         $4,244,757         $4,173,239       $16,262,639
  Gross profit                           2,067,429           2,152,107          2,118,611          2,250,161         8,588,308
  Net earnings                             172,302             181,571            214,691            393,378           961,942

  Earnings per share:
    Class A common                            0.08                0.07               0.09               0.16              0.40
    Class B common                            0.02                0.07               0.07               0.16              0.32

  Dividends per Class A common share          0.06                0.00               0.06               0.00              0.12

  Stock price for Class A common:
      High                                   8 1/2               6                  5 1/2              5 1/4
      Low                                    5 1/2               4 1/4              3 3/4              3 3/4
------------------------------------------------------------------------------------------------------------------------------

                                                Our Products

MULTI-APPLICATION
VOICE PLATFORMS

Serving the announcement needs of the Central Office market are ETC's line of voice platforms. Through the provision of interactive voice announcements, these products enhance call completion and revenues for our customers. Announcements are offered for changed number, CLASS, FLEX, vanity 800/888, 900, split referral, automatic number and standard (POTS) intercept announcements. Voice platforms known worldwide include: Digicept(R) 2000, Digicept(R) 2002, Digicept(R) Intr-Act, and Audichron(R) System 3 and System 3 Jr.

VOICE MESSAGING
PLATFORMS

ETC's voice messaging platforms meet the on-premise needs of the business marketplace. As telephone system peripherals, these products provide prompt, courteous telephone answering. Fast, accurate, call-routing and message-taking capabilities ensure caller satisfaction. MAX products improve the users' productivity while enhancing corporate image. MAX(TM) 370 and Audichron(R) 410 are offered in this line of equipment.


CALL SEQUENCERS

The CMS family of products provides discriminating call management functions for the service-oriented business. Businesses can simultaneously increase customer service levels and personal productivity with ETC's CMS products. Prompt call answering reduces lost calls while ensuring that calls are processed in queue. The comprehensive telephone management reports produced by CMS products provide valuable evaluation of both personnel and equipment requirements. CMS product offerings include CMS Sr(TM), CMS Sr(TM) 9-1-1 Auxiliary Unit and CMS Jr (TM).

                         Find your solutions on our
                           Communication Spectrum

DIGITAL ANNOUNCERS

ETC's digital announcers provide critical voice announcements any time, anywhere. Clear digitally-recorded messages are provided for business and telephone operations around the world. With no mechanical components to wear out, instant unlimited playback of messages is possible. Whatever the announcement need, ETC's digital announcers meet the requirement. The extensive digital announcer family consists of ARIS(R), ARIS(R) Multi-Channel, Digicept(R) 1000, Digicept(R) FML/MOR, Messenger(TM) 212-Plus, Messenger(TM) 612 and Messenger(TM) 712.


SPECIAL FUNCTION PRODUCTS

Special function products meet specialized needs of telephone service providers world-wide. Visual information displays, disconnect units and specialized trunk interfaces comprise a few of the offerings. Customization of existing products and development of new products assure that ETC can provide customer-specific telephony solutions.

TIME/WEATHER/
TEMPERATURE SYSTEMS &
USA TIME(R) SERVICES

ETC's time, temperature and weather announcement systems, known as USA Time(R) Services, are among the most popular telephone information services in the world. Millions of people call daily to hear the correct time, current temperature and weather forecast in their community. USA Time(R) Services are initiated at the ETC Weather Center, which operates 24 hours a day with a staff of degreed meteorologists. Three weather forecasting options are available:
Weathertel(R) III, Weathertel(R) IV and Weathertel(R) V.   Dependable operation
for over 20 years has earned ETC's Weather Center a reputation for credibility and professionalism in forecasting. A private, customized computer network interfaces with ETC products at subscriber sites across the country, checking for the correct time, updating forecasts, and collecting call counts at each location. Subscribers may purchase or lease the Digicept(R) Time & Temperature II or Audichron(R) 410 products to provide time, temperature and weather announcements while serving as an advertising, promotional or employee communication system.



RECORDING SERVICES

A professional staff is available from ETC's Recording Studio in Atlanta to provide high-quality recordings of commercial announcements and customized messages in a variety of formats and languages for any product. Known as the "Time Lady", Jane Barbe supplies her voice talent for time and temperature announcements, heard around the world.


METEOROLOGICAL
SERVICES

Using state-of-the-art data services and equipment, Weather Center meteorologists in Atlanta, Georgia investigate and update weather forecasts four times daily or more often when severe weather conditions warrant.
Current weather forecasts, along with the time and temperature, are given to callers automatically, 24 hours a day, every day of the year. In addition, the Weather Center and Customer Services Department remotely handle all maintenance, call rate reports, promotional messages, weather updates, time setting and changes to/from daylight savings time.

CORPORATE
OFFICERS

Dean W. Danner, P.E.
President and
Chief Executive Officer

Jeffrey M. Nigl, C.P.A.
Vice President, Treasurer and
Chief Financial Officer

Hazel Danner
Corporate Secretary and
Director Human Resources

R.W. Johns, Jr., C.P.A.
Vice President Sales

Bonita M. Danner, P.E.
Vice President Engineering

Robert R. Spiering
Vice President Technical Services

Cynthia K. Carlson
Vice President Contracts

Elaine McTyre
Assistant Corporate Secretary

OUTSIDE DIRECTORS

George W. Danner, P.E. - 3
Chairman of the Board

Richard A. Gabriel - 1, 2
Executive Vice President
Stolper Fabralloy Products

A. William Huelsman - 2, 4

Joanne B. Huelsman, Esq. - 1
Wisconsin State Senator

Peter J. Lettenberger, Esq. - 2
Partner, Quarles & Brady

INSIDE DIRECTORS

Bonita M. Danner - 1, 3
Vice President Engineering

Dean W. Danner - 3, 4
President and
Chief Executive Officer

Hazel Danner - 3, 4
Corporate Secretary and
Director Human Resources

COMMITTEE ASSIGNMENTS

1. Audit Committee
2. Compensation Committee
3. Executive Committee
4. Building and Grounds Committee

SHAREHOLDER
INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

2:00 P.M., Friday, May 3, 1996
Merrill Hills Country Club
W270 S3425 Merrill Hills Road
Waukesha, Wisconsin 53188

10-K REPORT AND
INVESTOR RELATIONS
Electronic Tele-Communications, Inc. Form 10-K annual report may be obtained without charge by writing to Jeffrey M. Nigl, Vice President, Electronic Tele-Communications, Inc., 1915 MacArthur Road, Waukesha, Wisconsin 53188. Investor relations inquiries may be made to Mr. Nigl in writing or by telephone, (414) 542-5600.

STOCK HELD IN
"STREET NAME"
Electronic Tele-Communications, Inc. maintains a direct mailing list to ensure that shareholders whose stock is held in broker accounts receive shareholder information on a timely basis. Shareholders may add their names to this list by writing or calling our Investor Relations Department.

STOCK LISTING
Electronic Tele-Communications, Inc. Class A common stock trades on The NASDAQ Stock Market under the symbol ETCIA (ElecTel).

SHAREHOLDERS OF RECORD
As of February 28, 1996, there were approximately 990 shareholders of record and beneficial shareholders owning Class A common stock.

TRANSFER AGENT AND REGISTRAR
For address changes or questions regarding your shares or dividend checks, please contact:
Firstar Trust Company
615 East Michigan Avenue
Milwaukee, Wisconsin 53202
Telephone (414) 287-3900

INDEPENDENT AUDITORS
Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

LEGAL COUNSEL
Quarles & Brady
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497

                                   Our voices
[ETC LOGO]                         mean business
Electronic Tele-Communications, Inc.                      http://www.etcia.com



          CORPORATE OFFICE                          GEORGIA OFFICE                          CALIFORNIA OFFICE
Electronic Tele-Communications, Inc.     Electronic Tele-Communications, Inc.      Electronic Tele-Communications, Inc.
        1915 MacArthur Road                      3605 Clearview Place                   6689 Owens Drive, Suite B
     Waukesha, Wisconsin 53188                  Atlanta, Georgia 30340                 Pleasanton, California 94588
      Telephone (414) 542-5600                 Telephone (770) 457-5600                  Telephone (510) 463-3393
         FAX (414) 542-1524                        FAX (770) 455-3822                        FAX (510) 463-3737
