Form 10-K405, Exhibit 13
period 1996-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 1997-03-27
CIK 773547

                                                             1996

                                                         ANNUAL REPORT
                                            Electronic Tele-Communications, Inc.

"ETC IS A QUALITY SUPPLIER OF
TELECOMMUNICATIONS SOLUTIONS
FOR OUR CUSTOMERS WORLDWIDE"


A LETTER TO OUR SHAREHOLDERS

As we reported in our letter last year, we expected 1996 would start slowly and gain momentum as the year progressed. After incurring losses in the first two quarters, sales and earnings steadily increased, capping off the year with a very healthy fourth quarter.

For the year 1996, your Company recognized earnings of $257 thousand on sales of $12.91 million. This compared with slightly lower sales of $12.90 million in the prior year and a loss of $231 thousand. The favorable trend in 1996 earnings was primarily the result of tight cost controls and reduced staffing levels in most operating areas.

ETC's 1996 fourth quarter saw a solid profit of $438 thousand on sales of $4.05 million, versus profit of $122 thousand and sales of $3.20 million for the 1995 fourth quarter. Benefitting the 1996 quarter was the partial shipment of a large international order, news of which we previously announced.

While we are pleased with the upward trend and profitable results during the second half of 1996, we remain focused on improving ETC and increasing shareholder value for the long term. As such, we hired an investment banker in 1996 to assist ETC in locating a suitable acquisition or merger. We realize that our particular niche of the telecommunications industry offers limited growth potential, and to address this we must identify markets that are complimentary to our technology and customer base, yet possess more opportunity for diversification and growth. We will keep you apprised as we move forward with this important strategy.

ETC is also pleased to announce that its Board of Directors declared a dividend of $.12 per Class A common share for 1997, payable in two equal semi-annual installments in March and September.

Please take a moment to review the remainder of our Annual Report. You will see there are many exciting opportunities and challenges for your Company in the upcoming years. One example is the international market where ETC has made significant strides. Sales to international customers represented 15% of total sales in 1996. A second area is the Telecommunications Act of 1996, which will bring increased competition to the local exchange market. The new players in the local exchange market will require the type of sophisticated equipment offered by ETC to provide the services demanded by today's telephone user.

In addition to the information in our Annual Report, we invite you to visit us at our World Wide Web site (http://www.etcia.com) for the most up-to-date information about the Company, its products and services.

Sincerely,

/s/ Dean W. Danner

Dean W. Danner
President and Chief Executive Officer

March 3, 1997

                              QUESTIONS/ANSWERS

Q:       HOW DOES THE TELECOMMUNICATIONS ACT OF
         1996 AFFECT THE COMPANY?

A: The Telecommunications Act of 1996 has opened the door for competition in the local exchange market. Each new local exchange carrier will be required to provide services similar to those of the incumbent carrier, such as intercept and changed number announcements. Additionally, each carrier will attempt to differentiate itself by offering enhanced services such as voice mail. ETC's products and services are positioned to meet the needs of both the traditional and non-traditional service providers. Each new carrier and service provider offers new opportunities for growth in ETC's market.

Q:       WHAT OPPORTUNITIES ARE
         PRESENTED BY THE INTERNATIONAL
         TELECOMMUNICATIONS MARKET?

A: Privatization and modernization are two key trends in the international marketplace. New carriers are emerging world wide, with many markets seeing competition for the first time. Existing service providers are forced to upgrade their infrastructure to meet the competition and the demands of their customers. These trends will drive a continued need for the Company's products and services world-wide. The Company has already realized an increased demand in South America and Asia.


Q:       WHAT OPPORTUNITIES ARE PROVIDED BY
         THE EXPLOSIVE GROWTH OF THE INTERNET
         AND WORLD WIDE WEB?

A: The Internet has provided ETC with a means to reach existing and potential customers in a more efficient manner. The Company's World Wide Web site (http://www.etcia.com) provides information about the Company, its products and services to anyone with access to the Web. The information is available 24 hours a day, every day, and is updated on a regular basis. Technical bulletins and software upgrades are available for download at the customer's convenience. A "guest book" and e-mail link allow visitors to instantly send questions and feedback to the Company. This has expanded ETC's commitment to providing exceptional customer service.

Q:       THE COMPANY HAS ACQUIRED OTHERS IN
         THE PAST. ARE THERE ANY CURRENT PLANS
         FOR ACQUISITIONS AND/OR MERGERS?

A: As always, the Company looks for the best opportunities that may become available. In 1996, the Company increased its efforts to locate suitable acquisitions for expansion into additional telecommunications areas with different market dynamics. A special Board Committee was appointed to oversee acquisition activities. Furthermore, the Company has retained the services of an investment banker to identify and contact potential acquisition opportunities in the interest of increasing shareholder value.

Q:       WHAT ARE THE COMPANY'S
         GREATEST CHALLENGES?

A: The challenge is keeping pace with the changing demands of the telephone user and ever-faster technological changes. No longer is the telephone user satisfied with "plain old telephone service." Enhanced services are in greater demand, fueled by the growing sophistication of the average user. Technological change and new service introduction are more rapid than ever. Commitment to customer awareness and investment in research and development allow the Company to meet these challenges.

Q:       WHAT IS THE COMPANY'S OUTLOOK FOR
         THE FUTURE?

A: Growth of the telecommunications industry world-wide and increased competition are keys to the future. The Company seeks to expand its market with an array of telecommunications solutions. Strategic acquisitions could enhance the Company's offerings to this market. Telecommunications is an industry with explosive growth, and ETC will strive to participate in that growth.

Service.
This describes ETC's mission
in manufacturing products that are
solution-focused in
meeting our
customers'
challenges. From
initial inception,
and through
development
and testing,
our products
are designed
to keep the
switching
network or
business
system
flowing smoothly.We
want our customers' subscribers
and patrons to never miss a
beat in their busy schedules.

CORPORATE PROFILE

ETC's history grew from a revolutionary idea. In 1949, its founder George Danner, along with Joseph Zimmerman, an equally aspiring engineer, introduced their Electronic Secretary telephone answering and recording device. While simple by today's standards, this device offered the telephone company (telco) a means not only to provide its customers service, but the power to generate revenue with an ordinary telephone.

Although initially resisted by the phone companies, a combination of perseverance by its creators as well as several state and federal service commission hearings would eventually win over the industry. A healthy combination of product demand and investment ensured not only the success of the Electronic Secretary, but the birth of a new company.

The two-man Electronic Secretary operation soon grew to 60 employees. General Telephone System approached the founders for acquisition and a merger which consummated in 1957. By 1963, with 160 employees, annual sales exceeded four million dollars. Further integration took place with General Telephone Company's largest manufacturing facility, GTE Automatic Electric, as the Waukesha Branch. In 1980, Danner left GTE to establish Electronic Tele-Communications, Inc. and introduced central office digital voice announcers.

Two acquisitions followed. In 1989 ETC acquired The Audichron Company, inventor of the telephone time of day answering system. In 1991, ETC acquired Automation Electronics Corporation, expanding ETC's telco offerings to include business equipment such as call sequencers, auto attendants, and announcement devices.

ETC's executive offices are located at 1915 MacArthur Road, Waukesha, WI. Branches are maintained in Atlanta, GA and Pleasanton, CA. Each of the Company's three offices supplies technical support. Recording services and weather forecasting are maintained at the Atlanta facility while primary manufacturing takes place at the Waukesha facility.

From its beginning, ETC has built on its cornerstone of service. In addition to wireline, ETC has provided tools and services for the wireless industry. Our product applications will continue to evolve as the level of wireline and wireless services expected by customers continues to grow. ETC not only meets the needs of today's telephone user, but is poised for success in tackling the challenges of the future in the ever changing telecommunications industry.

                                                             FROM ITS BEGINNING,
                                                                ETC HAS BUILT ON
                                                                 ITS CORNERSTONE
                                                                   OF SERVICE...

OUR VOICES, OUR BUSINESS

ETC's primary line of equipment works hand-in-hand with the telephone switching network. Special messages, called intercept, are often supplied by an ETC Voice Platform. ETC voice platforms announce information related to changed numbers, network status, calling feature status or payment information. Voice Platforms speak for the telephone switch, the brains of the network, and provide information for customers to complete their calls.

Another recent offering to the telephone switching industry is a combined Voice Mail/Audiotex product. Telcos can provide this convenient, easy to use system to their customers and customize the types of services offered. For example, one package may feature unlimited voice recording and storage while another may have a prescribed message length or duration of time that messages are stored. The system can also serve as an information bulletin board where callers receive information after pressing sequences of numbers on their telephone keypad.

ETC also manufactures Call Sequencers, effective in high-traffic situations. Calls are prioritized by the sequencer and held in queue for the next available agent. While waiting, callers hear information on community events or other custom messages. In addition, call sequencers generate reports for effective staffing and call management.

Digital Announcers, ideal when information needs to be accessed frequently, also effectively manage calls. Digital announcers greet callers and provide directions on which keypad combinations should be pressed in order to receive information. Acting as an automated hotline of information, a digital announcer frees businesses to focus on clients asking the really tough questions.

Auto Attendants, another product line, expand staffing capability by directing calls without the intervention of a live operator. Attendants work around the clock by transferring calls to the appropriate extension and if they are not answered, offer the caller transfer to a live operator or external voice mail system.

IN ADDITION TO WIRELINE, ETC HAS PROVIDED TOOLS AND SERVICES FOR
THE WIRELESS INDUSTRY.

                                             Multi-million dollar orders
                                             require teamwork of the highest
                                             quality. ETC employees not only
                                             utilize innovation in production,
                                             but contribute their own
                                             dedication in satisfying the
                                             customer. In 1996, an all-out
                                             multi-departmental effort enabled
                                             ETC to successfully manufacture
                                             and meet the deadlines for one of
                                             the largest orders in the
                                             company's history.

ETC also keeps telephone peripherals, such as voice mail systems, working efficiently. When a caller hangs up while on hold, the line may not disconnect in a reasonable time. This causes unnecessary waiting for new callers behind empty lines. Also, voice mail systems may record minutes of annoying, screeching-sounding telephone tones. ETC Disconnect Units detect steady or interrupted progress tones within three seconds and quickly disconnect the line, freeing it to receive additional calls.

Finally, ETC offers time/weather/temperature announcement systems known as USA Time(R). Weather forecasting information is sold in various Weathertel(R) packages that offer basic to detailed reports. By modem, a subscriber receives updated forecasts from ETC's Weather Center in Atlanta which are downloaded into that facility's ETC weather equipment. Weather information is accessed by the community through a special published phone number. Short advertising messages may be played before the weather announcement. This is an effective community service and promotional vehicle. Several sponsors can either record their own messages or take advantage of professional recordings through ETC's Recording Services Studio.




                                           "Significant changes took place in
                                           1996 for all departments involved
                                           in Manufacturing. Through the
                                           cooperation of Purchasing,
                                           Stock Room, Production,
                                           Testing, QA, Service, and
                                           Shipping, we developed
                                           programs that enable us
                                           to build things faster,
                                           smarter, and more
                                           efficiently; fulfilling our
                                           customer orders is important in
                                           building customer satisfaction."
                                           --Mark Malinowski, Production Manager

"We're sorry, all circuits are busy now. Will you please try your call again later."

"Your calls will be forwarded to 555-0000. If this number is correct, dial 1. If this number is not correct, dial 0. Please dial now."

"The custom calling feature you are attempting to use has not been activated for this phone."

"Excuse me. Please deposit thirty-five cents for the next five minutes."

"The number you have dialed, 555-0000, has been changed and is now a multiple listing. The individual parties may be contacted as follows...".

"Your cellular service does not allow calling to the number dialed; for more information, please call *611 from your cellular phone."

"Good morning. You have just answered your wake up call. Please have a pleasant day. "

"THE NUMBER YOU HAVE REACHED, 555-0011, HAS BEEN CHANGED. THE NEW NUMBER IS 777-0000. PLEASE NOTE, THE NEW NUMBER IS 777-0000.
THIS IS A RECORDING."

"....shall  I connect you now?"

"This is the Pleasant Telephone Company. To activate your service, please call 555-0000. Thank you."

"For school closing information, please press 1 now..."

"MIDCITY AREA WEATHER: RAIN TODAY, PARTLY CLOUDY AND LITTLE TEMPERATURE CHANGE TONIGHT. TEMPERATURE 74 DEGREES."

Maybe the
number has
changed, it's been
misdialed, or the
service required is not
accessible--ETC
intercept messages
take away the headache
of guessing how to get connected.
Providing announcement messages for telephone companies, cellular operators or other service providers is our specialty.


INDUSTRY TRENDS

The 1996 Telecommunications Act has opened the industry to competition. As companies take advantage of this opportunity, ETC's voice platforms will be in demand not only by traditional dial tone providers, but industry newcomers.

Wireline and wireless services are growing rapidly. The widespread use of fax machines, modems, wireless telephones and pagers, and other devices has prompted expansion of the telephone numbering scheme. Area codes have been added and modified to accommodate these needs. A common problem is alerting subscribers to these changes in an efficient manner.

Competition and demand have also fueled the requirement of increased services and applications. Integration, flexibility, and revenue generation are primary concerns. Equipment that allows applications to be added or changed on a unit without the need to purchase additional hardware is a sought after feature.

      ETC business products, when
used as a confidential "hotline", can help
  troubled teens and
     concerned parents have
       repeat access to
information for the price of a local
phone call. System statistics can further assist health care agencies in targeting their services or obtaining funding. Other applications for ETC business products include funeral homes, finance, insurance, education, transportation, radio, theaters, hotels, and government.


"Do I have to wear boots today?" 56.8% of adult households call ETC time/weather/temperature services once a month or more (R.H. Bruskin Associates study). ETC's weather announcement systems and services are offered by over 1800 sites in the United States, Mexico and Canada. Our weather customers' phone numbers are among the most frequently dialed by millions of people every day.


MARKETS

Markets for ETC products have traditionally been divided into two groups: telcos and business systems (customer premise equipment). Following the Telecommunications Act, this simple categorizing is no longer valid. Any switch provider can be classified as a prospective ETC customer. These alternate providers of dial tone are known in the industry by various terms: CLECs (competitive local exchange companies), CAPs (competitive access providers), AAPs (alternate access providers). In addition, long distance companies, cable companies, and utilities have provided access to the public telephone network through their switches. These opportunities for competition have broadened ETC's niche markets.

Internationally, ETC has made strides in marketing its products to countries in South America, Asia and other parts of the world. Whether a telco is seeking solutions for maximizing existing switching equipment, or ways to enhance the latest switching technology, ETC products can accommodate its networks needs.

Business markets for ETC products are broader in spectrum. Applications can be found in many industries including health care, funeral homes, finance, insurance, education, transportation, radio, theaters, hotels, and government. ETC products are a simple, economical way for businesses to transform their telephones into public bulletin boards, community promotional tools, business advertising mediums, or information services.


     OUR PRODUCT APPLICATIONS WILL CONTINUE TO EVOLVE
     AS THE LEVEL OF WIRELINE AND WIRELESS SERVICES
     EXPECTED BY CUSTOMERS CONTINUES TO GROW.

                                                                   "Our focus on
                                                                        customer
                                                                   accessibility
                                                               brought about the
                                                          restructuring of sales
                                                            and customer service
                                                                     in 1996. We
                                                             assembled an inside
                                                          sales staff to work as
                                                       a team with outside sales
                                                         and customer service in
                                                      supporting our customers."
                                     --Debbie Scott, Customer Service Supervisor

COMPETITIVE ADVANTAGES

ETC's products are designed for compatibility with the majority of switches in the market. In 1996, testing was completed at Siemens Stromberg Carlson, Nortel (formerly Northern Telecom), and at Motorola's IN2 Solution Center. ETC is committed to product compatibility and participates in a number of certification or compliance field testing programs.

ETC voice platforms solve administrative and traffic problems of changed number situations. Database changes take place with relative ease and callers are provided with the changed number information. In wireless situations this is particularly valuable in increasing the call completion index for increased revenue.

Multiple applications also take place simultaneously on ETC voice platforms. Many types of intercept messages ranging from standard to changed number announcements are available within a single unit. Allocation of channels to specific applications is not required. This flexibility enables the switch to utilize any channel for maximum call handling efficiencies.

Additional announcement applications can be developed and added to voice platforms to meet specific needs. Flexibility is further offered through custom announcements capabilities. Announcements can be recorded locally or remotely from a standard telephone.

Product support and customer education are also important ingredients in setting ETC apart from its competition. Whether through on-site training or 24-hour customer service, ETC customers can be assured of product assistance that meets their needs.

FUTURE FOCUSED

The telecommunications industry, by its nature, promotes change, growth and challenge. Meeting the existing needs of ETC's customers, while focusing on future technology, ensures the development of products that are application driven. Customers want products today that are flexible enough for tomorrow.

ETC has begun redefining its product development process to maintain focus on the customer's application needs. Our team approach to product development incorporates ideas from research and the field to create equipment with revenue generating applications for our customers. Current projects to implement features such as ISDN (Integrated Services Digital Network) interfaces, voice activated dialing, and voice/speaker verification will bring increased value and service to products for the switching network.

               Keeping a close eye on
           industry trends ensures
        development of products
     that are application
   driven. While
 no one has
a crystal ball,
we believe
ETC's future
will be filled
  with opportunity.
    Three determining
      factors include:
       industry growth, competition,
        and acquisition.

ETC NOT ONLY MEETS THE NEEDS OF TODAY'S TELEPHONE USER, BUT IS POISED FOR SUCCESS IN TACKLING THE CHALLENGES OF THE FUTURE IN THE EVER CHANGING TELECOMMUNICATIONS INDUSTRY.

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


---------------------------------------------------------------------------------------------
                                                                              Percent Change
                                                                                 Increase
                                                                                (Decrease)
                                                                               1996     1995
                                              Percentage of Net Sales           VS.      vs.
                                           1996        1995        1994        1995     1994
                                          ---------------------------------------------------
Net sales                                 100.0%      100.0%      100.0%       0.1%    -20.7%
Cost of products sold                      50.4        47.7        47.2        5.6     -19.7
Gross profit                               49.6        52.3        52.8       -4.9     -21.5
General and administrative expenses        12.9        13.1        11.4       -1.8      -8.4
Marketing and selling expenses             18.1        21.6        16.9      -16.3       1.1
Research and development expenses          15.3        19.6        15.6      -21.8      -0.1
Other income (expense)                     -0.1        -0.3        -0.5      -57.2     -53.3
Earnings (loss) before income taxes         3.2        -2.4         8.4         *         *
Income taxes (benefit)                      1.2        -0.6         2.5         *         *
Net earnings (loss)                         2.0        -1.8         5.9         *         *
--------------------------------------------------------------------------------------------

*Not meaningful to presentation


                                 1996 VS. 1995

REVENUES

Net sales increased by 0.1% from $12,902,000 in 1995 to $12,914,000 in
1996. The increase in net sales in 1996 was due primarily to higher sales of the Company's interactive voice information systems, partially offset by lower sales of older technology passive recorder/announcer equipment. Sales of the Company's interactive voice information systems were made primarily to large, original equipment manufacturers and several operating telephone companies. Sales of interactive voice information systems increased $1,101,000 in 1996 and represented 60%, 52%, and 59% of sales in 1996, 1995 and 1994, respectively. Sales of older technology passive recorder/ announcer equipment decreased $358,000 in 1996 to $876,000, and it is expected that these sales will continue to decrease as a percentage of total Company sales in upcoming years. Lease revenue remained relatively constant between periods, accounting for 27% and 28% of net sales in 1996 and 1995, respectively. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues.

GROSS PROFIT

Gross profit was 49.6% of net sales in 1996 versus 52.3% in 1995. The decrease was due primarily to the change in responsibility for certain product support costs from research and development to cost of sales in 1996. The effect of this change increased cost of sales by $173,000 in 1996 and reduced the 1996 gross profit percentage by 1.3%. The remaining decrease in the gross profit percentage in 1996 was due to increased sales to an international customer of older technology equipment which had a slightly lower profit margin.

OPERATING EXPENSES

Total operating expenses were $5,974,000 in 1996, or 46.2% of net sales, compared to $7,009,000 in 1995, or 54.3% of net sales. The decrease in operating expenses in 1996 were primarily in the areas of marketing and selling expenses and research and development expenses. Marketing and selling expenses decreased by $453,000 in 1996. The decrease was a result of lower staffing levels, lower 1996 convention expenses as compared with 1995 which included the international telecommunications convention in Switzerland attended by the Company, and lower costs associated with printing of product literature. Research and development expenses decreased by $553,000 in 1996. The decrease in research and development was a result of the change in responsibility for certain product support costs referred to above, and lower staffing levels in engineering during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OTHER INCOME AND EXPENSE

Net other expense in 1996 was $18,000, compared to $41,000 in 1995. The decrease was related primarily to the occurrence of interest income as a result of investing the Company's cash position in 1996 compared to interest expense on borrowings in 1995.

INCOME TAXES

Income tax expense was $161,000 in 1996, or an effective tax rate of 38.6%, compared to an income tax benefit of $77,000 in 1995, or an effective tax rate of (24.9)%. The 1996 tax expense was the result of federal and state taxes on net earnings, partially offset by a reduction of the valuation allowance excluding use of net operating loss carryforwards. The 1995 tax benefit was the result of the net loss, partially reduced by the effect of goodwill amortization and state income tax expense.

NET EARNINGS AND EARNINGS PER SHARE

Net earnings were $257,000 in 1996 versus a net loss of $231,000 in 1995. The increase in net earnings between years was due primarily to lower marketing and selling expenses and lower research and development expenses in 1996. Earnings per Class A common share were $.12 in 1996, versus loss per share of $.08 in 1995.


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

OPERATING EXPENSES

Operating expenses were $7,009,000 in 1995, or 54.3% of net sales, compared to $7,138,000 in 1994, or 43.9% of net sales. The decrease in operating expenses in 1995 was due primarily to lower general and administrative expenses related to lower staffing levels in the Corporate and Finance departments. Marketing and selling expenses increased marginally and research and development expenses were maintained at levels the Company considers important to support future product development. As a percentage of net sales, operating expenses increased in 1995 due to spreading costs over lower sales volume.

OTHER INCOME AND EXPENSE

Net other expense in 1995 was $41,000, compared to $88,000 in 1994. The decrease was related primarily to losses on sales of equipment in 1994, which did not reoccur in 1995.

INCOME TAXES

Income tax benefit was $77,000 in 1995, or an effective tax rate of (24.9)%, compared to income tax expense of $401,000 in 1994, or an effective tax rate of 29.4%. The 1995 tax benefit was the result of the net loss, partially reduced by the effect of goodwill amortization and state income tax expense.

NET EARNINGS AND EARNINGS PER SHARE

Net loss was $231,000 in 1995 versus net earnings of $962,000 in 1994.
The decrease in net earnings between years was due primarily to lower sales volume, partially offset by lower operating expenses. Loss per Class A common share was $.08 in 1995, versus earnings of $.40 in 1994.

                            ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $4,116,000 at December 31, 1996, compared to $3,880,000 for 1995 and $4,100,000 for 1994. The increase in working capital in 1996 was due primarily to net earnings, partially offset by payments made for dividends and equipment. The decrease in working capital in 1995 was due primarily to a net loss and payments made for equipment and dividends. Cash provided by operating activities increased $567,000 in 1996 from 1995. The increase was a function of net earnings in 1996 compared to a 1995 net loss, coupled with refunds of income taxes in 1996.

In 1996, payments made for dividends and purchases of capital equipment were funded primarily by net earnings and refunds of income taxes. In 1995, payments made for dividends and purchases of equipment were funded primarily by reductions of accounts receivable and inventories. In 1994, payments made on the revolving credit facility and purchases of capital assets were funded primarily by net earnings.

Income tax refunds in 1996 were in response to tax returns filed to claim refunds by carryback of the 1995 loss to offset previous years' earnings. Accounts receivable decreased in 1995 due to the timing of shipments to a few major customers in late 1994 that did not repeat in 1995. In 1995 and 1994, inventories decreased primarily due to the continued use of inventory management programs by the Company and further consolidation of purchasing and manufacturing in Waukesha, Wisconsin.

Capital expenditures were $167,000 in 1996, $228,000 in 1995, and $416,000 in 1994. Capital expenditures in 1996 consisted primarily of personal computer additions and upgrades, together with purchases of test equipment for manufacturing. Capital expenditures in 1995 consisted primarily of purchases of equipment used in research and development and purchases of additional personal computers. Capital expenditures in1994 consisted primarily of upgrades to the Company's computer equipment, updated equipment for research and development, and test equipment for manufacturing.

As of December 31, 1996, the Company had no borrowings on a $3,500,000 revolving credit facility.

At current operating levels, management believes that cash generated from operations, together with the available revolving credit facility, will provide adequate funds to meet the Company's operating needs for the foreseeable future.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ELECTRONIC TELE-COMMUNICATIONS, INC.

We have audited the consolidated balance sheets of Electronic Tele-Communications, Inc. and subsidiary as of December 31,1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31,1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. and subsidiary at December 31,1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31,1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Milwaukee, Wisconsin
February 7,1997

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                      1996             1995            1994
-------------------------------------------------------------------------------
NET SALES (Note 13)               $ 12,913,830    $  12,902,268   $  16,262,639

COST OF PRODUCTS SOLD                6,503,886        6,159,220       7,674,331
                                  ---------------------------------------------

GROSS PROFIT                         6,409,944        6,743,048       8,588,308

OPERATING EXPENSES:
  General and administrative         1,661,419        1,691,228       1,847,018
  Marketing and selling              2,332,151        2,784,829       2,753,570
  Research and development           1,980,856        2,533,422       2,537,056
                                  ---------------------------------------------
                                     5,974,426        7,009,479       7,137,644
                                  ---------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS        435,518         (266,431)      1,450,664

OTHER INCOME (EXPENSE):
  Interest expense                      (1,859)         (11,052)        (20,114)
  Interest and dividend income          23,963            1,191          12,978
  Miscellaneous                        (39,656)         (31,124)        (80,586)
                                  ---------------------------------------------
                                       (17,552)         (40,985)        (87,722)
                                  ---------------------------------------------

EARNINGS (LOSS) BEFORE INCOME
TAXES                                  417,966         (307,416)      1,362,942
  Income taxes (benefit) (Note 8)      161,400          (76,700)        401,000
                                  ---------------------------------------------
NET EARNINGS (LOSS)               $    256,566    $    (230,716)  $     961,942
                                  ---------------------------------------------

EARNINGS (LOSS) PER SHARE
(Notes 10, 11 and 12):
  Class A common                  $       0.12    $       (0.08)  $        0.40
                                  ---------------------------------------------
  Class B common                  $       0.04    $       (0.16)  $        0.32
                                  ---------------------------------------------

Weighted average common shares
  outstanding (Notes 10 and 12)      2,503,949        2,503,949       2,508,043
                                  ---------------------------------------------
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995



                                                                       1996                1995
---------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                      $   1,001,976       $      497,971
  Trade accounts receivable, less allowance for doubtful
    accounts of $113,500 in 1996 and
    $137,800 in 1995 (Note 5)                                        1,329,880            1,280,955
  Inventories (Notes 2 and 5)                                        2,434,372            2,495,822
  Refundable income taxes                                                 -                 201,072
  Deferred income tax benefits (Note 8)                                268,350              320,402
  Prepaid expenses and other current assets                            153,442               63,271
                                                                 ----------------------------------
    Total current assets                                             5,188,020            4,859,493

LEASED SERVICE EQUIPMENT (Note 5)                                       14,394               37,993
PROPERTY, PLANT AND EQUIPMENT (Notes 3 and 5)                        1,832,946            2,053,482
DEFERRED INCOME TAX BENEFITS (Note 8)                                   52,850               46,998
EXCESS OF COST OVER NET ASSETS ACQUIRED,
  less accumulated amortization of $316,120 in
  1996 and $275,536 in 1995 (Note 8)                                 1,005,514            1,126,285
OTHER ASSETS                                                            21,332                 -
                                                                 ----------------------------------
Total Assets                                                     $   8,115,056        $   8,124,251
                                                                 ----------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                               $     127,562       $     238,608
  Accrued expenses (Note 9)                                            627,808             639,851
  Income taxes payable                                                 120,139                   -
  Deferred revenue                                                     196,379             100,937
                                                                 ----------------------------------
    Total current liabilities                                        1,071,888              979,396

LONG-TERM LIABILITIES (Note 4)                                         226,700              324,479
                                                                 ----------------------------------

    Total liabilities                                                1,298,588            1,303,875
                                                                 ----------------------------------
STOCKHOLDERS' EQUITY (Notes 10 and 11):
  Preferred stock, authorized 5,000,000 shares,
    none issued                                                              -                    -
  Class A common stock, authorized 10,000,000 shares,
    par value $.01, issued and outstanding 2,003,949 shares             20,039               20,039
  Class B common stock, authorized 10,000,000 shares,
    par value $.01, issued and outstanding 500,000 shares                5,000                5,000
  Additional paid-in capital                                         3,323,528            3,323,528
  Retained earnings                                                  3,467,901            3,471,809
                                                                 ----------------------------------

    Total stockholders' equity                                       6,816,468            6,820,376
                                                                 ----------------------------------

Total Liabilities and Stockholders' Equity                       $   8,115,056       $    8,124,251
                                                                 ----------------------------------
---------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                                       1996            1995         1994
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                                $   256,566    $   (230,716)  $   961,942
Adjustments to reconcile net earnings (loss) to
  net cash provided by operating activities:
    Depreciation and amortization                                      438,031         496,365       560,798
    Deferred income taxes                                              126,400         161,300         3,729
    (Gain) loss from sale of equipment                                    (941)         (8,984)       23,727
    Changes in operating assets and liabilities:
      Accounts receivable                                              (48,925)        555,724      (821,725)
      Inventories                                                       61,450          93,631       578,644
      Prepaid expenses and other assets                               (111,503)         89,388       (20,866)
      Accounts payable and accrued expenses                           (220,868)       (451,397)       39,405
      Income taxes                                                     321,211        (251,498)      (26,323)
      Deferred revenue                                                  95,442        (104,359)        3,465
                                                                   -----------------------------------------
        Total adjustments                                              660,297         580,170       340,854
                                                                   -----------------------------------------
      Net cash provided by operating activities                        916,863         349,454     1,302,796
                                                                   -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                  (167,411)       (228,349)     (415,680)
Proceeds from sale of equipment                                         15,027          10,295        17,940
                                                                   -----------------------------------------
  Net cash used in investing activities                               (152,384)       (218,054)     (397,740)
                                                                   -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid                                                        (260,474)       (260,474)     (260,385)
Repayment of revolving credit facility                                       -               -      (650,000)
Proceeds from issuance of common stock                                       -               -         8,775
                                                                   -----------------------------------------
  Net cash used in financing activities                               (260,474)       (260,474)     (901,610)
                                                                   -----------------------------------------

Net increase (decrease) in cash and cash equivalents                   504,005        (129,074)        3,446

Cash and cash equivalents at beginning of year                         497,971         627,045       623,599
                                                                   -----------------------------------------

Cash and cash equivalents at end of year                           $ 1,001,976    $    497,971   $   627,045
                                                                   -----------------------------------------

Supplemental disclosures of cash flow information:
  Cash paid for income taxes                                       $    56,533    $     13,498   $   423,594
  Cash received from income tax refunds                                342,744               -             -
  Cash paid for interest expense                                         1,859          11,052        26,851
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994





                                                    Common Stock (Note 10)
                                          -----------------------------------------
                                                    Class A             Class B                                        Total
                                                    -------             -------         Additional                     Stock-
                                            Number                Number                 Paid-in       Retained        holders'
                                           of Shares    Amount   of Shares   Amount      Capital       Earnings        Equity
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993             2,002,149   $  20,021   500,000  $  5,000    $ 3,314,771    $ 3,261,442   $  6,601,234

  Net earnings                                    -           -         -         -              -        961,942        961,942
  Stock options exercised                     1,800          18         -         -          8,757              -          8,775
  Cash dividends paid:
    $.12 per Class A common share                 -           -         -         -              -       (240,385)      (240,385)
    $.04 per Class B common share                 -           -         -         -              -        (20,000)       (20,000)
                                          --------------------------------------------------------------------------------------
Balances at December 31, 1994             2,003,949      20,039   500,000     5,000      3,323,528      3,962,999      7,311,566

  Net loss                                        -           -         -         -              -       (230,716)      (230,716)
  Cash dividends paid:
    $.12 per Class A common share                 -           -         -         -              -       (240,474)      (240,474)
    $.04 per Class B common share                 -           -         -         -              -        (20,000)       (20,000)
                                          --------------------------------------------------------------------------------------
Balances at December 31, 1995             2,003,949      20,039   500,000     5,000      3,323,528      3,471,809      6,820,376


  NET EARNINGS                                    -           -         -         -              -        256,566        256,566
     CASH DIVIDENDS PAID:
       $.12 PER CLASS A COMMON SHARE              -           -         -         -              -       (240,474)      (240,474)
       $.04 PER CLASS B COMMON SHARE              -           -         -         -              -        (20,000)       (20,000)
                                          --------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1996             2,003,949   $  20,039   500,000  $  5,000    $ 3,323,528    $ 3,467,901   $  6,816,468
                                          --------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1995 AND 1994

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

REVENUE RECOGNITION
Revenue from equipment sales is recognized at the time of shipment. Lease and service revenue, approximating 28%, 28%, and 23% of total revenue in 1996, 1995 and 1994, respectively, is recognized when the related service is provided. Revenue from the sale of maintenance contracts is deferred and recognized over the term of the contract.

RESEARCH AND DEVELOPMENT
Research and development costs related to the design and development of new products are expensed as incurred.

RECLASSIFICATIONS
Certain 1995 amounts have been reclassified to conform to the 1996 classifications.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

2. INVENTORIES

Inventories consisted of the following at December 31:


                                                 1996               1995
---------------------------------------------------------------------------
Raw materials and supplies                  $   714,249         $ 1,218,365
Work-in-process and finished goods            1,278,059           1,013,766
Maintenance and demo parts                      684,646             624,281
Reserve for obsolescence                       (242,582)           (360,590)
                                            -------------------------------
Total inventories                           $ 2,434,372         $ 2,495,822
---------------------------------------------------------------------------



3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:


                                                1996                1995
---------------------------------------------------------------------------
Land                                        $   289,290         $   289,290
Buildings and improvements                    1,614,218           1,618,306
Equipment and furniture                       3,232,587           3,315,398
                                            -------------------------------
                                              5,136,095           5,222,994

Accumulated depreciation and amortization    (3,303,149)         (3,169,512)
                                            -------------------------------
Net property, plant and equipment           $ 1,832,946         $ 2,053,482
---------------------------------------------------------------------------


4. PLANT, OFFICE AND EQUIPMENT LEASES

The Company leases its plant and office facilities in Atlanta, Georgia and Pleasanton, California under long-term operating leases extending to the years 2000 and 1999, respectively. Future minimum lease payments, which for the Atlanta facility increase with the consumer price index, at December 31,1996 are as follows:

                                        Rental        Sublease       Net Rental
Year                                   Payments       Rentals         Payments
--------------------------------------------------------------------------------
1997                                 $  698,100      $ 233,000      $  465,100
1998                                    698,100        164,400         533,700
1999                                    553,300        109,700         443,600
2000                                    282,100         73,100         209,000
                                     ------------------------------------------
Total minimum lease payments         $2,231,600      $ 580,200      $1,651,400
-------------------------------------------------------------------------------


Included in minimum lease payments are certain payments for abandoned leases. A liability of $241,100 and $299,700 at December 31,1996 and 1995, respectively, for those payments is included in accrued expenses and other long-term liabilities (see Note 10).

Rent expense consists of the following:


                                             1996         1995         1994
------------------------------------------------------------------------------
Total rent expense                       $  613,772    $ 585,657    $  531,533
Amounts received under sublease rentals    (236,529)    (222,110)     (211,413)
                                         -------------------------------------
Net rent expense                         $  377,243    $ 363,547    $  320,120
------------------------------------------------------------------------------


5. REVOLVING CREDIT FACILITY

The Company has a $3,500,000 revolving credit facility available with interest at the announced reference rate of the bank (8.5% at December 31, 1996). No compensating balances or commitment fees are required under the revolving credit facility. There were no borrowings under the revolving credit facility at December 31, 1996, which expires on May 15,1997.

The revolving credit facility is secured by a credit agreement with the bank listing certain assets as collateral. The provisions of the credit agreement restrict security interests in Company assets, require maintenance of minimum current ratios, tangible net worth, and debt ratios, and limit capital expenditures and restricted payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1995 AND 1994

6. PROFIT SHARING PLAN

The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contributions and additional discretionary contributions determined by the Board of Directors which, in the aggregate, amounted to $97,000 in 1996, $96,200 in 1995, and $200,000 in 1994.

7. STOCK OPTION PLAN

The Company has a Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Stock Option Committee of the Board of Directors. At December 31, 1996, 34,200 shares are available for future grants. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," (Statement 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rate of 6.3%; dividend yield of 4.2%; volatility factor of the expected market price of the Company's common stock of .51; and a weighted-average expected life of the option of 4.6 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                                 1996         1995
-----------------------------------------------------------------------
Pro forma net income (loss)                   $ 253,909     $ (231,559)
Pro forma earnings (loss) per share:
   Class A common                             $    0.12     $    (0.08)
   Class B common                             $    0.04     $    (0.16)
-----------------------------------------------------------------------


Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

Transactions with respect to the Company's stock option plan were as follows:


                                        1994                1995              1996
---------------------------------------------------------------------------------------------
                                            Weighted           Weighted              WEIGHTED
                                            Average             Average               AVERAGE
                                   Option   Exercise   Option  Exercise     OPTION   EXERCISE
                                   Shares    Price     Shares    Price      SHARES     PRICE
Outstanding at beginning of year  136,300    $5.76    149,700    $5.71      139,600    $5.41
Granted                            20,200     5.38     15,900     2.88       12,200     2.88
Exercised                          (1,800)    4.88        -                    -
Forfeited                          (5,000)    6.09    (26,000)    5.56      (18,000)    5.74

Outstanding at end of year        149,700     5.71    139,600     5.41      133,800     5.14

Exercisable at end of year         97,560     5.58     96,320     5.69       97,320     5.62

Weighted average fair value of options
     granted during the year                   n/a                1.04                  1.04
--------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 1996, ranged from $2.88 to $8.50. The weighted average remaining contractual life of those options is 5.0 years.


8. INCOME TAXES

Income tax expense (benefit) consists of the following:


                                   1996           1995          1994
-----------------------------------------------------------------------
Current:
  Federal                       $   -           $(288,000)    $ 383,271
  State                           35,000           50,000        14,000
                                ---------------------------------------
    Total current                 35,000         (238,000)      397,291

Deferred                         147,991          161,300        81,203
Change in valuation reserve      (21,591)            -          (77,474)
                                ---------------------------------------
Income tax expense (benefit)    $161,400        $ (76,700)    $ 401,000
-----------------------------------------------------------------------



For 1995, the current state income tax expense is related to the profitable operations of the Company's subsidiary.

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:


                                                 1996         1995       1994
------------------------------------------------------------------------------
Statutory rate                                   34.0%       (34.0)%     34.0%

State income taxes net of Federal benefit         5.5         10.7        0.7
State effect of change in deferred tax assets    (2.2)       (11.8)        -
Amortization of goodwill and acquisition costs    3.3          4.5        0.7
Reduction in valuation allowance excluding use
  of acquired loss carryforwards                 (5.2)          -        (5.7)
Other                                             3.2          5.7       (0.3)

Effective tax rate                               38.6%       (24.9)%     29.4%
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996, 1995 AND 1994


At December 31, 1996, the Company had net operating loss carryforwards of approximately $699,000 available to offset future federal taxable income. The utilization of the net operating loss carryforwards is subject to an annual limitation of approximately $155,000 and expires in the year 2005. The carryforwards resulted from the Company's acquisition of Automation Electronics Corporation (AEC) in 1991. For financial reporting purposes, a valuation reserve of $237,567 and $317,754 as of December 31, 1996 and 1995, respectively, was provided to offset the deferred tax assets related to those carryforwards. When realized, the tax benefit related to the acquired net operating loss carryforwards will be applied to reduce goodwill related to the acquisition of AEC. The additional valuation reserve of $75,000 and $96,591 at December 31, 1996 and 1995, respectively, was provided because of uncertainty, based on the Company's financial results in the current and prior years, whether a portion of the net deferred tax asset would be realized. As the Company has primarily been profitable in prior years and, if profitable in future years, this portion of the valuation reserve will be reduced and used to offset income tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:


                                                  1996                1995
-----------------------------------------------------------------------------
Deferred tax liabilities:
  Excess of tax over book depreciation         $(135,662)           $(158,597)

Deferred tax assets:
  Acquired net operating loss
  carryforwards                                  237,567              317,754
  Inventories                                    229,935              281,846
  Allowance for doubtful
  accounts                                        43,116               52,370
  Restructuring charge                            91,602              113,877
  Accrued charges and other                      167,209              174,495
                                               ------------------------------
Total deferred tax assets                        769,429              940,342
                                               ------------------------------
                                                 633,767              781,745
Valuation reserve                               (312,567)            (414,345)
                                               ------------------------------
Net deferred tax asset                         $ 321,200            $ 367,400
-----------------------------------------------------------------------------

9. ACCRUED EXPENSES

Accrued expenses consists of the following at December 31:


                                             1996                 1995
-------------------------------------------------------------------------
Accrued wages and benefits                $  305,099           $  303,271
Product warranty reserve                     100,288              107,111
Other accrued expenses                       222,421              229,469
                                          -------------------------------
Total accrued expenses                    $  627,808           $  639,851
-------------------------------------------------------------------------



10. CAPITAL STOCK

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


11. DIVIDENDS

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


12. EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per Class A and Class B common share were computed, as shown in the table below, by adding dividends paid per Class A and Class B common share (distributed earnings) to earnings (loss) net of dividends paid (undistributed earnings). Undistributed earnings are allocated equally per share to weighted average Class A shares, as adjusted for the dilative effect of stock options using the treasury stock method, and weighted average Class B shares outstanding during the year.


                                       Class A               Class B
                                     Common Stock         Common Stock
                                 1996   1995   1994    1996   1995   1994
-------------------------------------------------------------------------
Distributed earnings            $ .12  $ .12  $ .12   $ .04  $ .04  $ .04
Undistributed earnings            .00   (.20)   .28     .00   (.20)   .28
                                -----------------------------------------
Total                           $ .12  $(.08) $ .40   $ .04  $(.16) $ .32
-------------------------------------------------------------------------


13. MAJOR CUSTOMERS

One customer accounted for 23%, 23%, and 41% of sales in 1996, 1995, and 1994, respectively. Amounts due from the customer were approximately $410,400 and $375,500 at December 31, 1996 and 1995, respectively. Another customer accounted for 11% of sales in 1996. In addition, a different customer accounted for 14% of sales in 1995.

ELEVEN YEAR REVIEW OF SELECTED FINANCIAL DATA




For the Years Ended December 31,         1996            1995          1994            1993            1992
---------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Net sales                             $ 12,913,830   $ 12,902,268   $ 16,262,639   $ 16,854,708   $ 16,314,790
Cost of products sold                    6,503,886      6,159,220      7,674,331      7,723,430      8,076,399
                                      ------------------------------------------------------------------------
Gross profit                             6,409,944      6,743,048      8,588,308      9,131,278      8,238,391

General and administrative               1,661,419      1,691,228      1,847,018      2,090,129      2,041,188
Marketing and selling (1)                2,332,151      2,784,829      2,753,570      2,920,257      3,414,824
Research and development                 1,980,856      2,533,422      2,537,056      2,469,730      2,577,943
Other income (expense)                     (17,552)       (40,985)       (87,722)      (154,452)    (1,709,390)(2)
                                      ------------------------------------------------------------------------

Earnings (loss) before income taxes        417,966       (307,416)     1,362,942      1,496,710     (1,504,954)
Income taxes                               161,400        (76,700)       401,000        368,000       (728,800)(3)
                                      ------------------------------------------------------------------------

Net earnings (loss)                   $    256,566   $   (230,716)  $    961,942   $  1,128,710   $   (776,154)
                                      ------------------------------------------------------------------------

PER SHARE DATA:
Weighted average
  shares outstanding                     2,503,949      2,503,949      2,508,043      2,512,274      2,530,195
Earnings (loss) per share:
  Class A common                      $       0.12   $      (0.08)  $       0.40   $       0.47   $      (0.29)
  Class B common                      $       0.04   $      (0.16)  $       0.32   $       0.39   $      (0.37)

Shares outstanding at year end           2,503,949      2,503,949      2,503,949      2,502,149      2,502,149
Book value per share                  $       2.72   $       2.72   $       2.92   $       2.64   $       2.27
Cash dividends paid per share         $       0.12   $       0.12   $       0.12   $       0.10   $       0.10

OTHER DATA:
Working capital                       $  4,116,132   $  3,880,097   $  4,099,811   $  2,928,946   $  3,350,661
Current ratio                                  4.8            5.0            3.7            2.4            2.1
Total assets                          $  8,115,056   $  8,124,251   $  9,221,623   $  9,144,744   $ 10,743,754
Total long-term obligations           $       -      $       -      $       -      $       -      $  1,650,000
Stockholders' equity                  $  6,816,468   $  6,820,376   $  7,311,566   $  6,601,234   $  5,682,739
After tax return on sales                      2.0%          -1.8%           5.9%           6.7%          -4.8%
Return on equity                               3.8%          -3.4%          13.2%          17.1%         -13.7%
---------------------------------------------------------------------------------------------------------------

(1) Prior to 1987, general, administrative, marketing and selling expenses were combined into general and administrative expenses.

(2) Includes restructuring change of $1,375,000 for estimated ocosts associated with severance payments, discontinuance of certain product lines, consolidation of facilities, and related matters.

(3) Includes gain of $187,000 from adoption of Statement of Financial Accounting Standards No. 109 titled "Accounting for Income Taxes."
22

   1991             1990              1989              1988               1987              1986
-----------------------------------------------------------------------------------------------------
$  17,897,351    $  13,102,637    $   9,869,107    $   3,269,866       $   3,101,746    $   5,605,536
    8,542,136        5,352,084        5,179,304        1,754,464           1,507,552        2,206,906
-----------------------------------------------------------------------------------------------------
    9,355,215        7,750,553        4,689,803        1,515,402           1,594,194        3,398,630

    2,342,440        1,728,570        1,214,545          442,202             392,576          631,064
    3,673,246        2,229,056        1,641,898          580,527             400,625             -
    2,473,116        2,087,500        1,234,041          638,602             769,781          627,436
     (566,674)        (309,269)        (232,140)         181,876              68,407          191,582
-----------------------------------------------------------------------------------------------------

      299,739        1,396,158          367,179           35,947              99,619        2,331,712
       95,000          492,000          168,700           (1,200)            (36,600)       1,096,800
-----------------------------------------------------------------------------------------------------
$     204,739    $     904,158    $     198,479    $      37,147       $     136,219    $   1,234,912
-----------------------------------------------------------------------------------------------------

    2,508,189        2,296,726        2,295,000        2,295,000           2,295,000        2,295,000

$        0.10    $        0.41    $        0.10    $        0.03       $        0.08    $        0.56
$        0.02    $        0.33    $        0.02    $       (0.05)      $        0.00    $        0.48

    2,563,238        2,300,000        2,295,000        2,295,000           2,295,000        2,295,000
$        2.71    $        2.50    $        2.18    $        2.18       $        2.23    $        2.23
$        0.10    $        0.10    $        0.10    $        0.08       $        0.08    $        0.08

$   5,982,277    $   2,813,104    $   2,380,702    $   4,329,206       $   4,335,924    $   4,304,520
          3.2              2.0              2.5             28.0                20.7             17.4
$  13,321,905    $   9,261,853    $   8,646,024    $   5,220,946       $   5,371,481    $   5,402,727
$   3,600,000    $     766,667    $   2,066,667    $        -          $        -       $        -
$   6,950,118    $   5,751,300    $   5,012,517    $   5,003,538       $   5,109,991    $   5,117,372
          1.1%             6.9%             2.0%             1.1%                4.4%            22.0%
          2.9%            15.7%             4.0%             0.7%                2.7%            24.1%
-----------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)


---------------------------------------------------------------------------------------------------------------
                                             1996 QUARTERS
---------------------------------------------------------------------------------------------------------------
                                        FIRST          SECOND          THIRD           FOURTH           TOTAL
                                     --------------------------------------------------------------------------
Net sales                            $ 2,870,133    $ 2,773,906    $  3,217,381    $  4,052,410   $  12,913,830
Gross profit                           1,412,081      1,357,827       1,541,162       2,098,874       6,409,944
Net earnings (loss)                     (160,774)      (128,485)        107,590         438,235         256,566

Earnings (loss) per share:
  Class A common                           (0.05)         (0.05)           0.05            0.18            0.12
  Class B common                           (0.11)         (0.05)           0.03            0.18            0.04

Dividends per Class A common share          0.06           0.00            0.06            0.00            0.12

Stock price for Class A common:
  High                                     3 1/2          3 1/2           2 1/2           2 3/8
  Low                                      2 3/4          2               1 7/8           1 3/4



                                             1995 Quarters
---------------------------------------------------------------------------------------------------------------
                                          First        Second         Third            Fourth         Total
                                     --------------------------------------------------------------------------
Net sales                            $ 2,963,568    $ 3,776,796   $ 2,958,538      $ 3,203,366   $ 12,902,268
Gross profit                           1,534,133      2,066,108     1,388,612        1,754,195      6,743,048
Net earnings (loss)                     (277,371)       187,599      (262,950)         122,006       (230,716)

Earnings (loss) per share:
  Class A common                           (0.10)          0.08         (0.10)            0.05          (0.08)
  Class B common                           (0.16)          0.08         (0.12)            0.05          (0.16)

Dividends per Class A common share          0.06           0.00          0.06             0.00           0.12

Stock price for Class A common:
  High                                      5              4             3 3/4            4
  Low                                       3              2 3/4         2 3/4            2 3/4
---------------------------------------------------------------------------------------------------------------


SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS
2:00 P.M., Friday, May 2, 1997, Merrill Hills Country Club, W270 S3425 Merrill Hills Road Waukesha, Wisconsin 53188

10-K REPORT AND INVESTOR RELATIONS
Electronic Tele-Communications, Inc. Form 10-K annual report may be obtained without charge by writing to Jeffrey M. Nigl, Vice President, Electronic Tele-Communications,Inc.,
1915 MacArthur Road, Waukesha, Wisconsin 53188. Investor relations inquiries may be made to Mr. Nigl in writing or by telephone, (414) 542-5600.

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

STOCK LISTING
Electronic Tele-Communications, Inc. Class A common stock trades on The NASDAQ Stock Market under the symbol ETCIA (ElecTel).

SHAREHOLDERS OF RECORD
As of February 28, 1997, there were approximately 820 shareholders of record and beneficial shareholders owning Class A common stock.

TRANSFER AGENT AND REGISTRAR
For address changes or questions regarding your shares or dividend checks, please contact: Firstar Trust Company, 615 East Michigan Avenue, Milwaukee, Wisconsin 53202, Telephone (414) 287-3900.

INDEPENDENT AUDITORS
Ernst & Young LLP,111 East Kilbourn Avenue, Milwaukee, Wisconsin 53202


LEGAL COUNSEL
Quarles & Brady, 411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

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

Bonita M. Danner, P.E.
Vice President Engineering

Robert R. Spiering
Vice President Technical Services

Cynthia K. Carlson
Vice President Contracts

Elaine McTyre
Assistant Corporate Secretary


OUTSIDE DIRECTORS   George W. Danner, P.E.(3), Chairman of the Board o Richard
A. Gabriel (1),(2) o A. William Huelsman(2),(4) Joanne B. Huelsman, Esq.(1), Wisconsin State Senator o Peter J. Lettenberger, Esq. (2), Partner, Quarles & Brady
INSIDE DIRECTORS   Bonita M. Danner (1),(3), Vice President Engineering o
Dean W. Danner, (3),(4), President and Chief Executive Officer Hazel Danner,
(3),(4), Corporate Secretary and Director Human Resources
COMMITTEE ASSIGNMENTS    1. Audit Committee  2. Compensation Committee
3. Executive Committee  4. Building and Grounds Committee


           Dean W. Danner, P.E.           Jeffrey M. Nigl, C. P. A.

Hazel Danner          R.W. Johns, Jr., C. P. A.       Bonita M. Danner, P. E.


           Robert R. Spiering               Cynthia K. Carlson

[ETC LOGO]


CORPORATE OFFICE
Electronic Tele-Communications, Inc.
 1915 MacArthur Road
  Waukesha, Wisconsin 53188
   Telephone (414) 542-5600
    FAX (414) 542-1524
     GEORGIA OFFICE
      Electronic Tele-Communications, Inc.
       3605 Clearview Place
        Altlanta, Georgia 30340
         Telephone (770) 457-5600
          FAX (770) 455-3822
           CALIFORNIA OFFICE
            Electronic Tele-Communications, Inc.
             6689 Owens Drive, Suite B
              Pleasanton, California 94588
               Telephone (510) 463-3393
                FAX (510) 463-3737

                 http://www.etcia.com