Form 10-K, Exhibit 13
period 1997-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 1998-03-27
CIK 773547

                                                                EXHIBIT 13


1997
ANNUAL REPORT
Electronic Tele-Communications, Inc.

[photo]

[PHOTO]



                     LETTER TO SHAREHOLDERS              1
                     QUESTIONS/ANSWERS                   2
                     CORPORATE PROFILE                   3
                     OUR VOICES, OUR BUSINESS            4
                     INDUSTRY TRENDS                     5
                     MARKETS                             5
                     COMPETITIVE ADVANTAGES              6
                     FUTURE FOCUSED                      6
                     MANAGEMENT'S DISCUSSION
                      AND ANALYSIS                       7
                     REPORT OF AUDITORS                 10
                     CONSOLIDATED FINANCIAL
                      STATEMENTS                        11
                     NOTES TO FINANCIAL STATEMENTS      15
                     ELEVEN YEAR REVIEW                 22
                     QUARTERLY FINANCIAL DATA           24
                     SHAREHOLDER INFORMATION            24
                     CORPORATE OFFICERS AND DIRECTORS   25

A LETTER TO OUR SHAREHOLDERS

Nineteen ninety-seven was an unacceptable year for your Company. Despite efforts to expand its business base and increase sales, ETC fell short of its goals, especially during the second half of the year. In addition, our strategy of using an investment banking firm failed to produce an acquisition that would diversify our markets.

ETC recorded a loss of $677 thousand in 1997, or $.25 per Class A share, on sales of $11.6 million. This compared with 1996 earnings of $257 thousand, or $.12 per Class A share, on sales of $12.9 million. For the fourth quarter of 1997, ETC had a loss of $372 thousand on sales of $2.5 million, as compared to the fourth quarter of 1996 which had earnings of $438 thousand on sales of $4.1 million. The 1996 quarter included a large shipment to an international customer, while the 1997 quarter included an adverse income tax adjustment related to FAS 109, "Accounting For Income Taxes."


Addressing these financial results has promoted many changes at ETC. Our sales process is undergoing radical change with an emphasis on improving how we bring our products to the new deregulated marketplace. In addition to serving our traditional central office customers, ETC is aggressively pursuing the competitive markets created by the Telecommunications Act of 1996. Already in 1998, ETC has booked a significant order to a customer in this new market. Finally, ETC will take advantage of the international market as the telecommunications infrastructure continues to modernize and deregulate around the globe.

Key to the changes in our strategies is new sales and marketing management. In the third quarter of 1997, Scott Stephenson joined ETC as Director of Marketing. Also, Cynthia Carlson took over as Vice President of Sales at the end of the year and a new Regional Sales Manager will be joining ETC shortly. These changes to ETC's sales and marketing team have already impacted sales activity.
Although we anticipate a weak first quarter of 1998, this increased activity should promote sales growth as 1998 progresses.

ETC invites our shareholders, customers and employees to follow our progress on our web site at www.etcia.com. We look forward to sharing our future improvements and financial results with you.

Sincerely,

/s/ Dean W. Danner
Dean W. Danner
President and Chief Executive Officer
March 10, 1998

                                                       [PHOTO OF DEAN W. DANNER]

   "ETC IS A QUALITY SUPPLIER OF TELECOMMUNICATIONS SOLUTIONS FOR OUR CUSTOMERS WORLDWIDE"

                                                       --ETC's Mission Statement

[photo]

QUESTIONS/ANSWERS

IS THE COMPANY STILL WORKING
ON ACQUISITIONS AS AN
IMPORTANT STRATEGY?

Long-term, we are still interested in acquisitions as a means to providing growth and diversification for the Company. Our immediate focus, however, must be on rebuilding momentum in our core business. Gaining a stronger position in the market will enhance our opportunities in the acquisition arena.

WHAT NEW FEATURES AND ENHANCEMENTS ARE BEING ADDED TO ETC PRODUCTS TO STAY COMPETITIVE IN THE MARKETPLACE?

In 1997, several enhancements were made to ETC product lines that strengthened their position in the marketplace. The Media Module (TM), utilized with our Digicept(R) 2000 and 2002 products, provides a means for the customer to easily install, back-up, and restore software and data.

FlexText(TM), an enhancement to Audichron(R) 410, gives administrators a flexible tool in creating audiotex applications. A recent software release also enabled a remote record feature for transmitting up-to-date information such as sports scores, emergency messages, and schedule changes.

Product developments in 1998 will address the growing need for services and revenue-generating applications in the marketplace. A few of these projects include establishing the necessary interfaces for network capabilities within the Advanced Intelligent Network, and incorporating time, temperature and weather capabilities in the Digicept(R) line.

HAS ETC BEEN SUCCESSFUL IN SELLING TO NEW PLAYERS WHO ENTERED THE MARKET FOLLOWING THE 1996 TELECOMMUNICATIONS ACT?

While ETC has met with some success in penetrating this new market, our sales strategies are being further refined to promote increased activity in 1998. In addition, ETC will position itself to provide applications that meet the needs of competitive carriers as they gear up to provide enhanced services across the country. Our efforts in early 1998 have already generated a significant order from one of the premier carriers in the industry.

HOW HAS ETC USED TECHNICAL SERVICES TO PROVIDE A COMPETITIVE EDGE?

ETC Technical Services has incorporated flexibility into its service offerings to meet the varied needs and scheduling demands of our customers. Providing options for installing, administering, and supporting equipment are important since our customers' on-site technical staffs are often limited.

ETC offers complete or partial administration programs. In addition, due to the networkability in ETC products, administration is possible either on or off-site. Equipment set-up ranges from complete turn-key services to a basic set-up/check-out program. Customers can also receive training to maintain their ETC equipment through customized on-site training or classes held at ETC facilities. Finally, ETC Technical Services provides quality recordings and weather forecasts to enhance our customers' applications.

HAS ETC SIGNED CONTRACTS WITH CUSTOMERS OVER THE LAST YEAR?

ETC signed a number of important contracts in 1997 to increase our domestic and international sales opportunities. Most notably, an OEM and distribution agreement with Nortel expanded ETC's access to Nortel's established and growing worldwide switch market. Also, a distribution agreement was signed with Motorola to provide a digital announcement solution for their cellular switching system.

In addition to these new contracts, ETC renewed several important existing contracts. Included among these were contracts with Siemens Telecom Networks and Ameritech.

CORPORATE PROFILE

[photo]

ETC's history began with a revolutionary idea. In 1949, its founder George Danner, along with Joseph Zimmerman, an equally aspiring engineer, introduced their Electronic Secretary telephone answering and recording device. While simple by today's standards, this device offered the telephone company (telco) a means not only to provide a service to its customers, but the power to generate revenue with an ordinary telephone.

Although initially resisted by the phone companies, a combination of perseverance by its creators as well as several state and federal service commission hearings would eventually win over the industry. A healthy combination of product demand and investment ensured not only the success of the Electronic Secretary, but the birth of a new company.

The two-person Electronic Secretary operation soon grew to 60 employees. General Telephone System approached the founders for acquisition and a merger which consummated in 1957. By 1963, with 160 employees, annual sales exceeded four million dollars. Further integration took place with General Telephone Company's largest manufacturing facility, GTE Automatic Electric, as the Waukesha Branch. In 1980, Danner left GTE to establish Electronic Tele-Communications, Inc. and introduced central office digital voice announcers.

Two acquisitions followed. In 1989, ETC acquired The Audichron Company, inventor of the telephone time of day answering system. In 1991, ETC acquired Automation Electronics Corporation, expanding ETC's telco offerings to include business equipment such as call sequencers, auto attendants, and announcement devices.

ETC's executive offices are located in Waukesha, WI. Branches are maintained in Atlanta, GA and Pleasanton, CA. Each of the Company's three offices supplies technical and sales support. Recording services and weather forecasting are maintained at the Atlanta facility, while primary manufacturing takes place at the Waukesha facility.

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

OUR VOICES, OUR BUSINESS

ETC's primary line of equipment works hand-in-hand with the wireline and wireless telephone switching network. ETC Voice Platforms announce information for the switch related to changed numbers, network status, calling feature status or payment information. These messages, called intercept, are often customized by the access provider to include branding or specific service information. In a marketplace defined by services, Voice Platforms keep providers competitive. ETC Voice Platforms include Digicept(R) 2002, Digicept(R) 2000, Audichron(R) System 3 and Audichron(R) System 3 JR.

Audichron(R) 410, another offering to the telephone switching industry, is a Voice Mail/Audiotex product. Access providers can easily administer the system with Class of Service templates to provide various service packages. For example, a full-feature package may include unlimited voice recording and storage while a more basic type may have a prescribed message length or duration of time that messages are stored. Access providers set price points for each type of service level.

The system can also serve as an information bulletin board where callers receive information after pressing sequences of numbers on their telephone keypad. ETC's FlexText(TM) creation tool enables easy set-up and administration of audiotex applications and menus. Up-to-the-minute information can be recorded remotely for accurate sports scores, schedules, promotional and emergency information.

ETC's Call Sequencers, effective in high-traffic situations, prioritize calls and hold them in queue for the next available agent. While waiting, callers hear information on community events or other custom messages. In addition, call sequencers generate reports for effective staffing and call management.

Digital Announcers, ideal when information needs to be accessed frequently, also effectively manage calls. Digital announcers greet callers and provide directions on which keypad combinations should be pressed to receive information. Acting as an automated hotline, digital announcers free businesses to refocus their personnel.

ETC also keeps telephone peripherals working efficiently. When a caller hangs up while on hold, the line may not disconnect in a reasonable time. This causes unnecessary waiting for new callers behind empty lines. Also, voice mail systems may record minutes of annoying, screeching-sounding telephone tones. ETC's MAX(TM) Terminator disconnect units detect steady or interrupted progress tones within three seconds and quickly disconnect the line, freeing it to receive additional calls.

Finally, ETC offers time/weather/temperature announcement systems. Weather forecasting information is sold in various Weathertel(R) packages. Subscribers receive updated forecasts from ETC's Weather Center in Atlanta which are downloaded into ETC weather equipment. Weather information is accessed by the community through a special published phone number. Advertising messages may be played before the weather announcement. Several sponsors can either record their own messages or take advantage of professional recordings through ETC's Recording Services Studio.


[PHOTOS]

Surf's up!
ETC's Audichron(R) 410 (left) provides voice mail service or announces the current time and weather forecasts to callers. Numerous markets have taken advantage of its audiotex applications to supply around-the-clock recreation, banking and community service information to customers.

INDUSTRY TRENDS

ETC's Voice Platforms are in demand not only by traditional dial tone providers, but industry newcomers. Since the Telecommunications Act of 1996 opened the industry to competition, ETC has taken advantage of the opportunity by offering its products and services to new providers. Competition and demand have also fueled the requirement of increased services and applications. Integration, flexibility, and revenue generation are primary concerns to wireline and wireless providers.

Wireline and wireless services continue growing rapidly. The widespread use of wireless telephones and pagers, modems, fax machines and other devices has prompted expansion of the telephone numbering scheme. Area codes have been added and modified to accommodate these needs. A common problem is alerting subscribers to these changes in an efficient manner.



MARKETS

Markets for ETC products include providers of wireline or wireless service--ILECs (incumbent local exchange carriers), RBOCs (Regional Bell Operating Companies), CLECs (competitive local exchange companies), and CAPs (competitive access providers). In addition, long distance companies, cable companies, and utilities have provided access to the public telephone network through their switches. These opportunities for competition have broadened ETC's markets.

Internationally, ETC has marketed its products to countries in South America, Asia and other parts of the world. Whether a telco is seeking solutions for maximizing existing switching equipment, or ways to enhance the latest switching technology, ETC products can accommodate its networks needs.

Business markets for ETC products are broader in spectrum. Applications can be found in many industries including health care, finance, education, transportation, theaters, and hospitality. ETC products are an easy, economical way for businesses to transform their telephones into public bulletin boards, community promotional tools, business advertising mediums, or information services.

[PHOTO]
"The last incoming call was 123-1234. This call was received on February 14 at 8:00 p.m. To activate call return, dial 1."


[PHOTOS]
"Please hold while we connect you with a cellular operator. You will be able to immediately place a call using your credit card, calling card or place a third party or collect call. Thank you."

[PHOTO]
"The person you are waiting for will answer your call soon. Please stay on the line."

[PHOTO]
ETC's Digicept(R) 2002 (left) speaks for the telephone network. Intercept messages (above) include information on network status, call features, changed numbers and methods of payment.

COMPETITIVE ADVANTAGES

ETC's products are designed for compatibility with the majority of switches in the market. ETC is committed to product compatibility and participates in a number of OEM certification or compliance field testing programs on a regular basis.

Multiple applications take place simultaneously on ETC voice platforms. Many types of intercept messages ranging from standard to changed number announcements are available within a single unit. Allocation of channels to specific applications is not required. This flexibility enables the switch to utilize any channel for maximum call handling efficiencies.

Additional announcement applications can be developed and added to voice platforms to meet specific needs. Flexibility is further offered through custom announcement capabilities. Announcements can be recorded locally or remotely from a standard telephone.

Product support and customer education are also important ingredients in setting ETC apart from its competition. Whether through on-site training, turn-key service, or 24-hour customer service, ETC customers can be assured of product assistance that meets their needs.

FUTURE FOCUSED

The telecommunications industry, by its nature, promotes change, growth and challenge. Meeting the existing needs of ETC's customers, while focusing on future technology, ensures the development of products that are application driven. Customers want products today that are flexible enough for tomorrow.

ETC's team approach to product development incorporates ideas from research and the field to create equipment with revenue generating applications for our customers. Current projects to implement features such as ISDN (Integrated Services Digital Network) interfaces, voice activated dialing, and voice/speaker verification will bring increased value and service to products for the switching network.

Changes in key management personnel have also provided opportunity for new direction in sales and marketing in meeting the needs of today's marketplace. Our team of Manufacturing, Marketing, Sales, Engineering, and Technical Support are consistently reexamining how to satisfy our customers now and in the future.


Deregulation, competition, and acquisition--these factors will shape ETC's future in the marketplace. Keeping a close eye on these trends ensures products for the emerging network that are application driven.



[photos]

ETC's Technical Services include turn-key installations, recording services, weather forecasting, and training.

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

------------------------------------------------------------------------------------
                                                                    Percent Change
                                                                       Increase
                                                                      (Decrease)
                                                                    1997     1996
                                       Percentage of Net Sales       vs.      vs.
                                       1997      1996      1995     1996     1995
                                       ---------------------------------------------
Net sales                               100.0%    100.0%    100.0%    (9.9)%    0.1%
Cost of products sold                    57.1      50.4      47.7      2.2      5.6
Gross profit                             42.9      49.6      52.3    (22.1)    (4.9)
General and administrative expenses      14.1      12.9      13.1     (1.1)    (1.8)
Marketing and selling expenses           19.6      18.1      21.6     (2.5)   (16.3)
Research and development expenses        15.3      15.3      19.7     (9.9)   (21.8)
Other income (expense)                   (0.4)     (0.1)     (0.3)   191.6    (57.2)
Earnings (loss) before income taxes      (6.5)      3.2      (2.4)       *        *
Income taxes (benefit)                   (0.7)      1.2      (0.6)       *        *
Net earnings (loss)                      (5.8)      2.0      (1.8)       *        *
------------------------------------------------------------------------------------

*Not meaningful to presentation

                                 1997 vs. 1996

REVENUES
Net sales decreased by 9.9% from $12,914,000 in 1996 to $11,636,000 in 1997.
The decrease in net sales in 1997 was due primarily to lower sales of the Company's interactive voice information systems, partially offset by higher revenues from services and sales-type leases. Sales of the Company's interactive voice information systems were made primarily to large, original equipment manufacturers, several operating telephone companies, and competitive local exchange carriers. Sales of interactive voice information systems decreased $1,790,000 in 1997 and represented 51% and 60% of sales in 1997 and 1996, respectively. Sales of older technology passive recorder/announcer equipment decreased $188,000 in 1997 to $688,000, and it is expected that these sales will continue to decrease as a percentage of total Company sales in upcoming years as the industry continues to shift toward interactive products. Revenues from operating leases, sales-type leases, and services increased between periods, accounting for 35% and 28% of net sales in 1997 and 1996, respectively. The increase was due primarily to increased sales of the Company's time/weather/temperature systems under sales-type leases. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues.

GROSS PROFIT
Gross profit was 42.9% of net sales in 1997 versus 49.6% in 1996. The decrease was due primarily to a one-time $240,000 write-off of a portion of an account receivable related to a large international sale, together with spreading fixed manufacturing costs over a lower sales volume.

OPERATING EXPENSES
Total operating expenses were $5,702,000 in 1997, or 49.0% of net sales, compared to $5,974,000 in 1996, or 46.3% of net sales. The decrease in operating expense dollars in 1997 was primarily in research and development. While general and administrative expense and marketing and selling expense dollars decreased slightly between years, research and development expense dollars decreased by $196,000 in 1997. The decrease in research and development was a result of open engineering positions during the early part of the year which have subsequently been filled, together with the elimination of the product development function in the Pleasanton, California office. As a percentage of net sales, general and administrative expenses and marketing and selling expenses increased between years due to spreading fixed operating costs over lower sales volume.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OTHER INCOME AND EXPENSE
Net other expense in 1997 was $51,000, compared to $18,000 in 1996. The increase was related primarily to the occurrence of interest expense on borrowings in 1997 compared to interest income as a result of investing the Company's cash position in 1996.

INCOME TAXES
Income tax benefit was $84,000 in 1997, or an effective tax rate of (11.0)%, compared to income tax expense of $161,000 in 1996, or an effective tax rate of 38.6%. The 1997 tax benefit was the result of the net loss and an increase in the valuation allowance for deferred income taxes, partially reduced by the effect of goodwill amortization and state income tax expense. The 1996 tax expense was the result of federal and state taxes on net earnings, partially offset by a reduction of the valuation allowance.

NET EARNINGS AND EARNINGS PER SHARE
Net loss was $677,000 in 1997 versus net earnings of $257,000 in 1996.
The decrease in net earnings between years was due primarily to lower sales volume and the one-time write-off of a portion of an international receivable, partially offset by a reduction in research and development expenses in 1997. Loss per Class A common share was $.25 in 1997, versus earnings per share of $.12 in 1996.

                                 1996 VS. 1995
REVENUES
Net sales increased by 0.1% from $12,902,000 in 1995 to $12,914,000 in 1996.
The increase in net sales in 1996 was due primarily to higher sales of the Company's interactive voice information systems, partially offset by lower sales of older technology passive recorder/announcer equipment. Sales of the Company's interactive voice information systems were made primarily to large, original equipment manufacturers and several operating telephone companies. Sales of interactive voice information systems increased $1,101,000 in 1996 and represented 60% and 52% of sales in 1996 and 1995, respectively. Sales of older technology passive recorder/announcer equipment decreased $358,000 in 1996 to $876,000. Lease revenue remained relatively constant between periods, accounting for 28% of net sales in 1996 and 1995. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues.

GROSS PROFIT
Gross profit was 49.6% of net sales in 1996 versus 52.3% in 1995. The decrease was due primarily to the change in responsibility for certain product support costs from research and development to cost of sales in 1996. The effect of this change increased cost of sales by $173,000 in 1996 and reduced the 1996 gross profit percentage by 1.3%. The remaining decrease in the gross profit percentage in 1996 was due to increased sales to an international customer of older technology equipment, which had a slightly lower profit margin.

OPERATING EXPENSES
Total operating expenses were $5,974,000 in 1996, or 46.2% of net sales, compared to $7,009,000 in 1995, or 54.3% of net sales. The decrease in operating expenses in 1996 was primarily in the areas of marketing and selling expenses and research and development expenses. Marketing and selling expenses decreased by $453,000 in 1996. The decrease was a result of lower staffing levels, lower 1996 convention expenses as compared with 1995 which included the Company's attendance at the international telecommunications convention in Switzerland and lower costs associated with printing of product literature. Research and development expenses decreased by $553,000 in 1996. The decrease in research and development was a result of the change in responsibility for certain product support costs referred to above, and lower staffing levels in engineering during the year.

OTHER INCOME AND EXPENSE
Net other expense in 1996 was $18,000, compared to $41,000 in 1995. The decrease was related primarily to the receipt of interest income as a result of investing the Company's cash position in 1996 compared to interest expense on borrowings in 1995.

INCOME TAXES
Income tax expense was $161,000 in 1996, or an effective tax rate of 38.6%, compared to an income tax benefit of $77,000 in 1995, or an effective tax rate of (24.9)%. The 1996 tax expense was the result of federal and state taxes on net earnings, partially offset by a reduction of the valuation allowance. The 1995 tax benefit was the result of the net loss, partially reduced by the effect of goodwill amortization and state income tax expense.

NET EARNINGS AND EARNINGS PER SHARE
Net earnings were $257,000 in 1996 versus a net loss of $231,000 in 1995. The increase in net earnings between years was due primarily to lower marketing and selling expenses and lower research and development expenses in 1996. Earnings per Class A common share were $.12 in 1996, versus loss per share of $.08 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $2,854,000 at December 31, 1997, compared to $4,116,000 for 1996 and $3,880,000 for 1995. The decrease in working capital in 1997 was due primarily to a net loss and payments made for equipment and dividends. The increase in working capital in 1996 was due to net earnings, partially offset by payments made for dividends and equipment. Cash used by operating activities in 1997 of $244,000 was a result of a net loss, investment in sales-type leases, and accrual of income tax benefits, partially offset by reductions of accounts receivable and inventories.

In 1997, payments made for dividends and purchases of capital equipment were funded primarily by short-term borrowings and reductions of accounts receivable and inventories. In 1996, payments made for dividends and purchases of capital equipment were funded primarily by net earnings and refunds of income taxes. In 1995, payments made for dividends and purchases of equipment were funded primarily by reductions of accounts receivable and inventories.

Reduction of accounts receivable in 1997 was due to the collection of a large receivable from an international customer. The reduction in inventories was due to the large shipment of products to the international customer in the first quarter of 1997 which was included in inventory at the end of 1996. Income tax refunds in 1996 were in response to tax returns filed to claim refunds by carryback of the 1995 loss to offset previous years' earnings.

Capital expenditures were $233,000 in 1997, $167,000 in 1996, and 228,000 in
1995. Capital expenditures in 1997 consisted primarily of computer equipment additions and upgrades. Capital expenditures in 1996 consisted primarily of personal computer additions and upgrades, together with purchases of test equipment for manufacturing. Capital expenditures in 1995 consisted primarily of purchases of equipment used in research and development and purchases of additional personal computers.

As of December 31, 1997, the Company had borrowings of $225,000 on its available $3,500,000 revolving credit facility. The revolving credit facility was renewed during 1997 and expires on June 30, 2000.

At current operating levels, management believes that future cash generated from operations, together with the available revolving credit facility, will provide adequate funds to meet the Company's operating needs for the foreseeable future.

IMPACT OF YEAR 2000
The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Some of the Company's programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company has completed its assessment of the Year 2000 Issue and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total year 2000 project cost is expected to be minimal and all costs will be expensed as incurred.

The project is estimated to be completed not later than June 30, 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ELECTRONIC TELE-COMMUNICATIONS, INC.

We have audited the consolidated balance sheets of Electronic Tele-Communications, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. and subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


[Ernst & Young LLP]


Milwaukee, Wisconsin
February 6, 1998

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                  1997              1996            1995
                                                -----------       -----------     -----------
NET SALES (Note 14)                             $11,636,464       $12,913,830     $12,902,268

COST OF PRODUCTS SOLD                             6,644,969         6,503,886       6,159,220
                                                  -------------------------------------------
GROSS PROFIT                                      4,991,495         6,409,944       6,743,048

OPERATING EXPENSES:
 General and administrative                       1,642,345         1,661,419       1,691,228
 Marketing and selling                            2,274,716         2,332,151       2,784,829
 Research and development                         1,784,590         1,980,856       2,533,422
                                                  -------------------------------------------
                                                  5,701,651         5,974,426       7,009,479
                                                  -------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                    (710,156)          435,518        (266,431)

OTHER INCOME (EXPENSE):
 Interest expense                                   (19,278)           (1,859)        (11,052)
 Interest and dividend income                         7,408            23,963           1,191
 Miscellaneous                                      (39,313)          (39,656)        (31,124)
                                                  -------------------------------------------
                                                    (51,183)          (17,552)        (40,985)
                                                  -------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                (761,339)          417,966        (307,416)

 Income taxes (benefit) (Note 7)                    (84,000)          161,400         (76,700)
                                                  -------------------------------------------
NET EARNINGS (LOSS)                               $(677,339)         $256,566       $(230,716)
                                                  ===========================================
BASIC AND DILUTED EARNINGS
(LOSS) PER SHARE (Notes 11, 12 and 13):
 Class A common                                   $   (0.25)         $   0.12       $   (0.08)
                                                  ===========================================
 Class B common                                   $   (0.33)         $   0.04       $   (0.16)
                                                  ===========================================
---------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996



                                                                     1997        1996
---------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                        $  489,573  $1,001,976
 Trade accounts receivable, less allowance for doubtful accounts
   of $121,500 in 1997 and $113,500 in 1996 (Note 8)               1,090,776   1,313,075
 Inventories (Notes 2 and 8)                                       1,842,940   2,434,372
 Net investment in sales-type leases (Note 3)                         77,123      16,805
 Refundable income taxes                                             212,859           -
 Deferred income tax benefits (Note 7)                                78,000     268,350
 Prepaid expenses and other current assets                           143,393     153,442
                                                                  ----------------------
    Total current assets                                           3,934,664   5,188,020


PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 8)                      1,721,026   1,847,340
NET INVESTMENT IN SALES-TYPE LEASES (Note 3)                         389,778      21,332
DEFERRED INCOME TAX BENEFITS (Note 7)                                      -      52,850
EXCESS OF COST OVER NET ASSETS ACQUIRED,
  less accumulated amortization of $349,793 in 1997
  and $316,120 in 1996 (Note 7)                                    1,052,041   1,085,714
                                                                  ----------------------
Total Assets                                                      $7,097,509  $8,195,256
                                                                  ======================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Revolving credit facility (Note 8)                               $  225,000  $        -
 Accounts payable                                                     84,964     127,562
 Accrued expenses (Note 6)                                           637,927     627,808
 Income taxes payable                                                      -     200,339
 Deferred revenue                                                    132,328     196,379
                                                                  ----------------------
   Total current liabilities                                       1,080,219   1,152,088

LONG-TERM LIABILITIES (Note 5)                                       126,760     226,700
                                                                  ----------------------
  Total liabilities                                                1,206,979   1,378,788
                                                                  ----------------------
STOCKHOLDERS' EQUITY (Notes 11 and 12):
 Preferred stock, authorized 5,000,000 shares,
  none issued                                                              -           -
 Class A common stock, authorized 10,000,000 shares,
  par value $.01, issued and outstanding 2,008,949 shares
  in 1997 and 2,003,949 shares in 1996                                20,089      20,039
 Class B common stock, authorized 10,000,000 shares,
  par value $.01, issued and outstanding 500,000 shares                5,000       5,000
 Additional paid-in capital                                        3,335,353   3,323,528
 Retained earnings                                                 2,530,088   3,467,901
                                                                  ----------------------
    Total stockholders' equity                                     5,890,530   6,816,468
                                                                  ----------------------
Total Liabilities and Stockholders' Equity                        $7,097,509  $8,195,256
                                                                  ======================
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELECOMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                            1997          1996         1995
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                                         $(677,339)  $  256,566   $(230,716)
Adjustments to reconcile net earnings (loss) to
net cash provided by (used in) operating activities:
 Depreciation and amortization                                                387,473      438,031     496,365
 Issuance of common stock                                                      11,875            -           -
 Deferred income taxes                                                        243,200       46,200     161,300
 (Gain) loss from sale of equipment                                             5,654         (941)     (8,984)
 Changes in operating assets and liabilities:
  Accounts receivable                                                         222,299      (32,120)    555,724
  Inventories                                                                 591,432       61,450      93,631
  Net investment in sales-type leases                                        (428,764)     (38,137)          -
  Prepaid expenses and other assets                                            10,049      (90,171)     89,388
  Accounts payable and accrued expenses                                      (132,419)    (220,868)   (451,397)
  Income taxes                                                               (413,198)     401,411    (251,498)
  Deferred revenue                                                            (64,051)      95,442    (104,359)
                                                                            -----------------------------------
   Total adjustments                                                          433,550      660,297     580,170
                                                                            -----------------------------------
Net cash provided by (used in) operating activities                          (243,789)     916,863     349,454
                                                                            ===================================
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                         (233,140)    (167,411)   (228,349)
                                                                            -----------------------------------
Proceeds from sale of equipment                                                     -       15,027      10,295
                                                                            -----------------------------------
 Net cash used in investing activities                                       (233,140)    (152,384)   (218,054)
                                                                            ===================================
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid                                                               (260,474)    (260,474)   (260,474)
Borrowings on revolving credit facility, net                                  225,000            -           -
                                                                            -----------------------------------
 Net cash used in financing activities                                        (35,474)    (260,474)   (260,474)
                                                                            ===================================
Net increase (decrease) in cash and cash equivalents                         (512,403)     504,005    (129,074)

Cash and cash equivalents at beginning of year                              1,001,976      497,971     627,045
                                                                            -----------------------------------
Cash and cash equivalents at end of year                                    $ 489,573   $1,001,976   $ 497,971
                                                                            ===================================
Supplemental disclosures of cash flow information:
 Cash paid for income taxes                                                 $  85,998   $   56,533   $  13,498
 Cash received from income tax refunds                                              -      342,744           -
 Cash paid for interest expense                                                16,904        1,859      11,052
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELECOMMUNICATIONS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                             Common Stock (Note 11)
                                 ------------------------------------------
                                        Class A                Class B                                 Total
                                 ----------------------  -------------------  Additional               Stock-
                                  Number                   Number              Paid-in     Retained    holders'
                                 of Shares    Amount      of Shares   Amount   Capital     Earnings    Equity
----------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994    2,003,949  $20,039      500,000      $5,000  $3,323,528  $3,962,999  $7,311,566

 Net loss                            -          -            -            -       -         (230,716)   (230,716)
 Cash dividends paid:
  $.12 per Class A common share      -          -            -            -       -         (240,474)   (240,474)
  $.04 per Class B common share      -          -            -            -       -          (20,000)    (20,000)
                                 -------------------------------------------------------------------------------
Balances at December 31, 1995    2,003,949  20,039       500,000       5,000   3,323,528   3,471,809   6,820,376

 Net earnings                        -          -            -            -       -          256,566     256,566
 Cash dividends paid:
  $.12 per Class A common share      -          -            -            -       -         (240,474)   (240,474)
  $.04 per Class B common share      -          -            -            -       -          (20,000)    (20,000)
                                 -------------------------------------------------------------------------------
Balances at December 31, 1996    2,003,949  20,039       500,000      5,000    3,323,528   3,467,901   6,816,468

 ISSUANCE OF COMMON STOCK            5,000      50           -            -       11,825        -         11,875
 NET LOSS                            -          -            -            -        -        (677,339)   (677,339)
 CASH DIVIDENDS PAID:
  $.12 PER CLASS A COMMON SHARE      -          -            -            -        -        (240,474)   (240,474)
  $.04 PER CLASS B COMMON SHARE      -          -            -            -        -         (20,000)    (20,000)
                                  ------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1997    2,008,949  $20,089      500,000      $5,000  $3,335,353  $2,530,088  $5,890,530
                                 ===============================================================================
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELECOMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND CONCENTRATION OF CREDIT RISK
The Company designs, manufactures, programs, and markets digital voice information and call processing systems and related computer software and services. The Company's equipment, compatible with most telephone systems, provides a wide range of audio information and call handling capabilities via the telephone network. The Company's systems interface with customer computer systems to provide voice access to computerized information. Examples of these voice information capabilities include time, temperature, road conditions, stock prices, repair status, and many others. Examples of the call processing capabilities include voice mail, call sequencing, and automated attendant functions. The Company's systems can also announce new and old telephone numbers, flexible pay telephone charges, class of service announcements, and service specific customer dialing information.

The Company was incorporated in Wisconsin in 1980. The Company's executive offices, together with manufacturing, engineering, marketing, sales, and technical services are located in Waukesha, Wisconsin. In addition, engineering, technical services, and a regional sales office are located in Atlanta, Georgia, and technical services, repair services, and a regional sales office are located in Pleasanton, California.

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

The Company leases certain voice announcement equipment and related computer software for terms of one month to three years with renewal options on a month-to-month basis. All such leases are treated as operating leases. The leased equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the equipment.

EXCESS COST OVER NET ASSETS ACQUIRED
Excess cost over net assets acquired are recorded at cost and amortized by the straight-line method over periods between 25 and 40 years.

EARNINGS PER SHARE
In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to Statement 128 requirements.

                             ELECTRONIC TELECOMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996 and 1995

REVENUE RECOGNITION
Revenue from equipment sales is recognized at the time of shipment. Revenue from operating leases and services is recognized when the related service is provided. Revenue from the sale of maintenance contracts is deferred and recognized over the term of the contract.

Certain sales of the Company's Audichron(R) 410 interactive systems are accounted for as sales-type leases. Revenue is recognized upon shipment of these systems to the customer. The difference between the expected minimum payments and the revenue recognized for each agreement is classified as unearned revenue. The unearned revenue is amortized over the term of each agreement using the effective interest method.

Revenue from sales-type leases, operating leases and services were approximately 35%, 28%, and 28% of total revenue in 1997, 1996 and 1995, respectively.

RESEARCH AND DEVELOPMENT
Research and development costs related to the design and development of new products are expensed as incurred.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Since this standard applies only to the presentation of comprehensive income, it will not have any impact on the Company's results of operations, financial position or cash flows.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt SFAS No. 131 in the first quarter of 1998. Management has not completed its review of SFAS No. 131, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.

RECLASSIFICATIONS
Certain 1996 amounts have been reclassified to conform to the 1997 classifications.

2. INVENTORIES

 Inventories consisted of the following at December 31:

                                                            1997        1996
 ------------------------------------------------------------------------------
 Raw materials and supplies                              $  611,561  $  714,249
 Work-in-process and finished goods                         784,518   1,278,059
 Maintenance and demo parts                                 620,133     684,646
 Reserve for obsolescence                                  (173,272)   (242,582)
                                                         ----------------------
 Total inventories                                       $1,842,940  $2,434,372
                                                         ======================
 ------------------------------------------------------------------------------

3. SALES-TYPE LEASES

The Company engages in sales agreements with customers for Audichron(R) 410 systems that are accounted for as sales-type leases. The agreements have varying length terms expiring in various years through 2004.

Following is a summary of the components of the Company's net investment in sales-type leases at December 31:

                                                          1997        1996
------------------------------------------------------------------------------
Total minimum lease payments to be received              $ 825,230  $  58,611
Unearned revenue                                          (358,329)   (20,474)
                                                         --------------------
Net investment in sales-type leases                      $ 466,901  $  38,137
                                                         =====================
------------------------------------------------------------------------------

                             ELECTRONIC TELECOMMUNICATIONS, INC. AND SUBSIDIARY

In accordance with the sales agreements, title passes to the customer upon shipment of the equipment, and therefore, there is no residual value of the equipment.

Future minimum lease payments to be received under these agreements at December 31, 1997 are as follows:

Year                                                                      Lease Payments
-----------------------------------------------------------------------------------------
1998                                                                          $196,824
1999                                                                           178,554
2000                                                                           167,214
2001                                                                           156,651
2002                                                                            91,896
Thereafter                                                                      34,091
                                                                              --------
Total minimum lease payments to be received                                   $825,230
                                                                              ========
--------------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

                                                                             1997        1996
-------------------------------------------------------------------------------------------------
Land                                                                     $   289,290  $   289,290
Buildings and improvements                                                 1,614,218    1,614,218
Equipment and furniture                                                    3,133,043    3,246,981
                                                                         ------------------------
                                                                           5,036,551    5,150,489
Accumulated depreciation and amortization                                 (3,315,525)  (3,303,149)
                                                                         ------------------------
Net property, plant and equipment                                        $ 1,721,026  $ 1,847,340
                                                                         ========================
-------------------------------------------------------------------------------------------------

5. PLANT, OFFICE AND EQUIPMENT LEASES

The Company leases its plant and office facilities in Atlanta, Georgia and Pleasanton, California under long-term operating leases extending to the years 2000 and 1999, respectively. Future minimum lease payments, which for the Atlanta facility increase with the consumer price index, at December 31, 1997 are as follows:

Year                          Rental Payments     Sublease Rentals   Net Rental Payments
----------------------------------------------------------------------------------------
1998                               $  710,600          $171,100           $  539,500
1999                                  565,900           120,200              445,700
2000                                  287,100            80,100              207,000
                                   -------------------------------------------------
Total minimum lease payments       $1,563,600          $371,400           $1,192,200
                                   =================================================
------------------------------------------------------------------------------------

Included in minimum lease payments are certain payments for abandoned leases. A liability of $180,400 and $241,100 at December 31, 1997 and 1996, respectively, for those payments is included in accrued expenses and long-term liabilities.

Rent expense consists of the following:

                                                     1997            1996               1995
    ------------------------------------------------------------------------------------------
    Total rent expense                            $ 606,664        $ 613,772         $ 585,657
    Amounts received under sublease rentals        (238,980)        (236,529)         (222,110)
                                                  --------------------------------------------
    Net rent expense                              $ 367,684        $ 377,243         $ 336,547
                                                  ============================================
----------------------------------------------------------------------------------------------

6. ACCRUED EXPENSES

 Accrued expenses consists of the following at December 31:

                                                   1997          1996
-------------------------------------------------------------------------
 Accrued wages and benefits                        $295,046      $305,099
 Product warranty reserve                            89,384       100,288
 Other accrued expenses                             253,497       222,421
                                                   ----------------------
 Total accrued expenses                            $637,927      $627,808
                                                   ======================
-------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996 and 1995

7. INCOME TAXES

Income tax expense (benefit) consists of the following:

                                            1997                     1996                       1995
----------------------------------------------------------------------------------------------------------
Current:
 Federal                                  $(332,200)               $ 80,200                 $(288,000)
 State                                        5,000                  35,000                    50,000
                                          -----------------------------------------------------------
Total current                              (327,200)                115,200                  (238,000)
Deferred                                      6,800                  67,800                   161,300
Change in valuation reserve                 236,400                 (21,600)                        -
                                          -----------------------------------------------------------
Income tax expense (benefit)              $ (84,000)               $161,400                  $(76,700)
                                          ===========================================================
------------------------------------------------------------------------------------------------------

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:


                                                                             1997           1996       1995
--------------------------------------------------------------------------------------------------------------
Statutory rate                                                                (34.0)%        34.0%     (34.0)%
State income taxes net of Federal benefit                                       0.4           5.5       10.7
State effect of change in deferred tax assets                                  (2.6)         (2.2)     (11.8)
Amortization of goodwill and acquisition costs                                  1.5           3.3        4.5
Change in deferred income tax valuation allowance                              31.1          (5.2)         -
Other                                                                          (7.4)          3.2        5.7
                                                                              -------------------------------
Effective tax rate                                                            (11.0)%        38.6%     (24.9)%
                                                                              ===============================
-------------------------------------------------------------------------------------------------------------


At December 31, 1997, the Company had net operating loss carryforwards of approximately $935,000 available to offset future federal taxable income. The utilization of the net operating loss carryforwards is subject to an annual limitation of approximately $155,000 and expires in the year 2005. The carryforwards resulted from the Company's acquisition of Automation Electronics Corporation (AEC) in 1991. For financial reporting purposes, a valuation reserve of $317,800 as of December 31, 1997 and 1996, was provided to offset the deferred tax assets related to those carryforwards. When realized, the tax benefit related to the acquired net operating loss carryforwards will be applied to reduce goodwill related to the acquisition of AEC. The additional valuation reserve of $311,400 and $75,000 at December 31, 1997 and 1996, respectively, was provided because of uncertainty as to whether a portion of the net deferred tax asset would be realized, based on the Company's financial results in the current and prior years. If the Company is profitable in future years, this portion of the valuation reserve will be reduced and used to offset income tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                1997           1996
 ------------------------------------------------------------------------
 Deferred tax liabilities:
  Excess of tax over book depreciation       $ (122,800)        $(135,700)
 Deferred tax assets:
  Acquired net operating loss carryforwards     317,800           317,800
  Inventories                                   232,300           229,900
  Allowance for doubtful accounts                46,200            43,100
  Restructuring charge                           68,500            91,600
  Accrued charges and other                     165,200           167,300
                                             ----------------------------
 Total deferred tax assets                      830,000           849,700
                                             ----------------------------
                                                707,200           714,000
 Valuation reserve                             (629,200)         (392,800)
                                             ----------------------------
 Net deferred tax asset                      $   78,000         $ 321,200
                                             ============================
-------------------------------------------------------------------------

                             ELECTRONIC TELECOMMUNICATIONS, INC. AND SUBSIDIARY



8. REVOLVING CREDIT FACILITY

The Company has a $3,500,000 Revolving Credit Agreement with a bank. Under the agreement, the Company has the option to elect to have interest rates determined based upon the announced reference rate of the bank (8.5% at December 31, 1997), or LIBOR rate plus margin. No compensating balances or commitment fees are required under the agreement. The agreement expires on June 30, 2000, at which time any outstanding balances are due.

As of December 31, 1997, the Company had borrowings of $225,000 on the revolving credit facility. This amount has been classified as current as it is the intention of the Company to repay the balance during 1998.

The revolving credit facility is secured by a credit agreement with the bank listing certain assets as collateral. The provisions of the credit agreement restrict security interests in Company assets, require maintenance of minimum current ratios, tangible net worth, net earnings, and debt ratios, and limit capital expenditures and restricted payments.

9. PROFIT SHARING PLAN

The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contributions and additional discretionary contributions determined by the Board of Directors which, in the aggregate, amounted to $87,900 in 1997, $97,000 in 1996, and $96,200 in 1995.

10. STOCK OPTION PLAN

The Company has a Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Stock Option Committee of the Board of Directors. At December 31, 1997, 26,400 shares are available for future grants. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants.

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

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                    1997       1996       1995
------------------------------------------------------------------------------
Risk-free interest rate                              6.3%       6.3%       6.3%
Expected dividend yield                              6.9%       4.2%       4.2%
Volatility factor of the expected market price
 of the Company's common stock                       0.54       0.51       0.51
Weighted-average expected life of the option         4.6 YEARS  4.6 years  4.6 years
                                                ===============================
-------------------------------------------------------------------------------


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

                           ELECTRONIC TELECOMMUNICATIONS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996 and 1995

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                           1997               1996              1995
---------------------------------------------------------------------------------------
Pro forma net income (loss)              $(681,362)          $253,909          $(231,559)
Pro forma earnings (loss)
 per share:
  Class A common                         $   (0.26)          $   0.12          $   (0.08)
  Class B common                         $   (0.34)          $   0.04          $   (0.16)
                                         ===============================================
----------------------------------------------------------------------------------------

Transactions with respect to the Company's stock option plan were as follows:

                                          1995                   1996                    1997
--------------------------------------------------------------------------------------------------------
                                                 Weighted               Weighted                 WEIGHTED
                                                 Average                Average                  AVERAGE
                                      Option     Exercise    Option     Exercise      OPTION     EXERCISE
                                      Shares     Price       Shares       Price       SHARES      PRICE
Outstanding at beginning of year       149,700     $5.71       139,600      $5.41      133,800      $5.14
Granted                                 15,900      2.88        12,200       2.88       17,600       1.75
Forfeited                              (26,000)     5.56       (18,000)      5.74       (9,800)      4.64
Outstanding at end of year             139,600      5.41       133,800       5.14      141,600       4.75
Exercisable at end of year              96,320      5.69        97,320       5.62      101,440       5.49
Weighted average fair value of
 Options granted during the year                    1.04                     1.04                    0.54
----------------------------------------------------------------------------------------------------------


Exercise prices for options outstanding as of December 31, 1997, ranged from $1.75 to $8.50. Additional information related to these options segregated by exercise price range is as follows:

                                                              Exercise Price Range
                                                        $1.75 to    $3.00 to    $5.25 to
                                                          $2.99      $5.24       $8.50
------------------------------------------------------------------------------------------
Options outstanding                                        40,600      49,300      51,700
Weighted average exercise price of options outstanding      $2.43       $4.76       $6.57

Weighted average remaining contractual life
 of options outstanding                                   7.1 years   1.8 years   3.7 years
Options exercisable                                         7,620      49,300      44,520
Weighted-average exercise price of options exercisable      $2.88       $4.76       $6.74
-------------------------------------------------------------------------------------------


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

                            ELECTRONIC TELECOMMUNICATIONS, INC. AND SUBSIDIARY


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

13. EARNINGS PER SHARE

Earnings (loss) net of dividends paid (undistributed earnings) are allocated equally per share to weighted average Class A shares, as adjusted for the dilutive effect of stock options using the treasury stock method, and weighted average Class B shares outstanding during the year. Earnings (loss) per Class A and Class B common share were computed, as shown in the table below, by adding dividends paid per Class A and Class B common share (distributed earnings) to undistributed earnings.

The following table sets forth the computation of basic and diluted earnings per share:

                                                                         1997                  1996                 1995
----------------------------------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings per share:
 Net earnings (loss)                                                   $ (677,339)          $  256,566           $ (230,716)
 Less dividends paid:
    Class A common                                                        240,474              240,474               240,474
    Class B common                                                         20,000               20,000                20,000
                                                                       -----------------------------------------------------
 Undistributed earnings (loss)                                         $ (937,813)          $   (3,908)           $ (491,190)
Denominator for basic and diluted earnings per share:
 Weighted average shares:
    Class A common                                                      2,004,751            2,003,949             2,003,949
    Class B common                                                        500,000              500,000               500,000
                                                                       -----------------------------------------------------
         Total                                                          2,504,751            2,503,949             2,503,949
Calculation of basic and diluted earnings (loss) per share:
 Class A common:
    Distributed earnings                                                    $0.12            $    0.12             $    0.12
    Undistributed earnings (loss)                                           (0.37)                0.00                 (0.20)
                                                                       -----------------------------------------------------
    Basic and diluted earnings (loss) per share                         $   (0.25)           $    0.12             $   (0.08)
 Class B common:
    Distributed earnings                                                $    0.04            $    0.04             $    0.04
    Undistributed earnings (loss)                                           (0.37)                0.00                 (0.20)
                                                                       -----------------------------------------------------
    Basic and diluted earnings (loss) per share                         $   (0.33)               $0.04             $   (0.16)
                                                                       =====================================================


Options to purchase shares of Class A common stock under the Company's Nonqualified Stock Option Plan were outstanding during the years 1997, 1996, and 1995. However, these shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. See Note 10 for additional information regarding stock options.

14. MAJOR CUSTOMERS

One customer accounted for 13%, 23%, and 23% of sales in 1997, 1996, and 1995, respectively. Amounts due from the customer were approximately $72,400 and $410,400 at December 31, 1997 and 1996, respectively. Another customer accounted for 11% of sales in 1996. In addition, a different customer accounted for 14% of sales in 1995.

ELEVEN YEAR REVIEW OF SELECTED FINANCIAL DATA

For the Years Ended December 31,        1997         1996         1995         1994         1993
----------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Net sales                            $11,636,464  $12,913,830  $12,902,268  $16,262,639  $16,854,708
Cost of products sold                  6,644,969    6,503,886    6,159,220    7,674,331    7,723,430
                                     ---------------------------------------------------------------
Gross profit                           4,991,495    6,409,944    6,743,048    8,588,308    9,131,278

General and administrative             1,642,345    1,661,419    1,691,228    1,847,018    2,090,129
Marketing and selling                  2,274,716    2,332,151    2,784,829    2,753,570    2,920,257
Research and development               1,784,590    1,980,856    2,533,422    2,537,056    2,469,730
Other income (expense)                   (51,183)     (17,552)     (40,985)     (87,722)    (154,452)
                                      --------------------------------------------------------------
Earnings (loss) before income taxes     (761,339)     417,966     (307,416)   1,362,942    1,496,710
Income taxes                             (84,000)     161,400      (76,700)     401,000      368,000
                                      ---------------------------------------------------------------
Net earnings (loss)                  $  (677,339) $   256,566  $  (230,716) $   961,942  $ 1,128,710
                                      ===============================================================
PER SHARE DATA:
Weighted average
 shares outstanding                    2,504,751    2,503,949    2,503,949    2,508,043    2,512,274
Basic and diluted earnings (loss)
per share: (3)
 Class A common                      $     (0.25)  $     0.12   $    (0.08)  $     0.40    $    0.47
 Class B common                      $     (0.33)  $     0.04   $    (0.16)  $     0.32    $    0.39

Shares outstanding at year end         2,508,949    2,503,949    2,503,949    2,503,949    2,502,149
Book value per share                 $      2.35   $     2.72   $     2.72   $     2.92   $     2.64
Cash dividends paid per share        $      0.12   $     0.12   $     0.12   $     0.12   $     0.10

OTHER DATA:
Working capital                      $ 2,854,445  $ 4,035,932  $ 3,880,097  $ 4,099,811  $ 2,928,946
Current ratio                                3.6          4.5          5.0          3.7          2.4
Total assets                         $ 7,097,509  $ 8,195,256  $ 8,124,251  $ 9,221,623  $ 9,144,744
Total long-term obligations          $     -      $     -      $     -      $     -      $    -
Stockholders' equity                 $ 5,890,530  $ 6,816,468  $ 6,820,376  $ 7,311,566  $ 6,601,234
After tax return on sales                   (5.8)%        2.0%        (1.8)%        5.9%         6.7%
Return on equity                           (11.5)%        3.8%        (3.4)%       13.2%        17.1%
----------------------------------------------------------------------------------------------------



(1) Includes restructuring charge of $1,375,000 for estimated costs associated with severance payments, discontinuance of certain product lines, consolidation of facilities, and related matters.

(2) Includes gain of $187,000 from adoption of Statement of Financial Accounting Standards No. 109 titled "Accounting For Income Taxes."

(3) Earnings per share amounts for all years are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

                               ELECTRONIC TELECOMMUNICATIONS, INC AND SUBSIDIARY


      1992           1991         1990         1989        1988        1987
    -----------------------------------------------------------------------------
     $16,314,790     $17,897,351  $13,102,637  $9,869,107  $3,269,866  $3,101,746
       8,076,399       8,542,136    5,352,084   5,179,304   1,754,464   1,507,552
    -----------------------------------------------------------------------------
       8,238,391       9,355,215    7,750,553   4,689,803   1,515,402   1,594,194

       2,041,188       2,342,440    1,728,570   1,214,545     442,202     392,576
       3,414,824       3,673,246    2,229,056   1,641,898     580,527     400,625
       2,577,943       2,473,116    2,087,500   1,234,041     638,602     769,781
      (1,709,390) (1)   (566,674)    (309,269)   (232,140)    181,876      68,407
    -----------------------------------------------------------------------------
      (1,504,954)        299,739    1,396,158     367,179      35,947      99,619
        (728,800) (2)     95,000      492,000     168,700      (1,200)    (36,600)
    -----------------------------------------------------------------------------
     $  (776,154)    $   204,739   $  904,158   $ 198,479  $   37,147  $  136,219
    =============================================================================

       2,530,195       2,508,189    2,296,726   2,295,000   2,295,000   2,295,000


     $     (0.29)    $      0.10   $     0.41  $     0.10  $    0.03   $     0.08
     $     (0.37)    $      0.02   $     0.33  $     0.02  $   (0.05)  $    -

       2,502,149       2,563,238    2,300,000   2,295,000  2,295,000    2,295,000
     $      2.27     $      2.71   $     2.50  $     2.18  $    2.18   $     2.23
     $      0.10     $      0.10   $     0.10  $     0.10  $    0.08   $     0.08



     $ 3,350,661     $ 5,982,277   $2,813,104  $2,380,702  $4,329,206  $4,335,924
             2.1             3.2          2.0         2.5        28.0        20.7
     $10,743,754     $13,321,905   $9,261,853  $8,646,024  $5,220,946  $5,371,481
     $ 1,650,000     $ 3,600,000   $  766,667  $2,066,667  $    -      $    -
     $ 5,682,739     $ 6,950,118   $5,751,300  $5,012,517  $5,003,538  $5,109,991
            (4.8)%           1.1%         6.9%        2.0%        1.1%        4.4%
           (13.7)%           2.9%        15.7%        4.0%        0.7%        2.7%
---------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

-----------------------------------------------------------------------------------------------
                                                            1997 QUARTERS
-----------------------------------------------------------------------------------------------
                                      FIRST       SECOND      THIRD       FOURTH       TOTAL
                                    ----------------------------------------------------------
NET SALES                           $3,499,879  $3,052,554  $2,544,378  $2,539,653  $11,636,464
GROSS PROFIT                         1,548,970   1,467,335     898,383   1,076,807    4,991,495
NET EARNINGS (LOSS)                     77,930      14,621    (397,592)   (372,298)    (677,339)
BASIC AND DILUTED EARNINGS
(LOSS) PER SHARE: *
 CLASS A COMMON                           0.04        0.01       (0.15)      (0.15)       (0.25)
 CLASS B COMMON                          (0.02)       0.01       (0.17)      (0.15)       (0.33)
DIVIDENDS PER CLASS A COMMON SHARE        0.06        0.00        0.06        0.00         0.12
STOCK PRICE FOR CLASS A COMMON:
 HIGH                                    3 1/8       2 5/8       3           2 7/8
 LOW                                     1 3/4       2           1 3/4       2


                                                            1996 Quarters
--------------------------------------------------------------------------------------------------

                                       First       Second       Third       Fourth       Total
                                    ---------------------------------------------------------------
Net sales                           $2,870,133   $2,773,906   $3,217,381  $4,052,410  $12,913,830
Gross profit                         1,412,081    1,357,827    1,541,162   2,098,874    6,409,944
Net earnings (loss)                   (160,774)    (128,485)     107,590     438,235      256,566
Basic and diluted earnings
(loss) per share: *
 Class A common                          (0.05)       (0.05)       0.05        0.18          0.12
 Class B common                          (0.11)       (0.05)       0.03        0.18          0.04
Dividends per Class A common share        0.06         0.00        0.06        0.00          0.12
Stock price for Class A common:
 High                                    3 1/2        3 1/2       2 1/2       2 3/8
 Low                                     2 3/4        2           1 7/8       1 3/4
-----------------------------------------------------------------------------------------------------------

* The 1996 and 1997 quarterly earnings per share amounts are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS
2:00 P.M., Friday, May 1,1998, Merrill Hills Country Club, W270 S3425 Merrill Hills Road, Waukesha, Wisconsin 53188

10-K REPORT AND INVESTOR RELATIONS
Electronic Tele-Communications, Inc. Form 10-K annual report may be obtained without charge by writing to Investor Relations Department, Electronic Tele-Communications,Inc., 1915 MacArthur Road, Waukesha, Wisconsin 53188. Investor relations inquiries may be made in writing or by telephone, (414) 542-5600.

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

STOCK LISTING
Electronic Tele-Communications, Inc. Class A common stock trades on The NASDAQ Stock Market under the symbol ETCIA (ElecTel).

SHAREHOLDERS OF RECORD
As of March 1, 1998, there were approximately 940 shareholders of record and beneficial shareholders owning Class A common stock.

TRANSFER AGENT AND REGISTRAR
For address changes or questions regarding your shares or dividend checks, please contact: Firstar Trust Company, 1555 North RiverCenter Drive, Suite 301, Milwaukee, Wisconsin, 53212, Telephone (414) 905-5000.


INDEPENDENT AUDITORS
Ernst & Young LLP, 111 East Kilbourn Avenue, Milwaukee, Wisconsin 53202


LEGAL COUNSEL
Quarles & Brady, 411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

OUTSIDE DIRECTORS
GEORGE W. DANNER, P.E. (3), CHAIRMAN OF THE BOARD o RICHARD A. GABRIEL (1),(2), CONSULTANT

A. WILLIAM HUELSMAN (2),(4), INVESTOR o JOANNE B. HUELSMAN, ESQ.(1), WISCONSIN STATE SENATOR

PETER J. LETTENBERGER, ESQ. (2), PARTNER, QUARLES & BRADY

INSIDE DIRECTORS
BONITA M. DANNER (1),(3), VICE PRESIDENT ENGINEERING o DEAN W. DANNER, (3),(4), PRESIDENT AND CHIEF EXECUTIVE OFFICER o HAZEL DANNER, (3),(4), CORPORATE SECRETARY AND DIRECTOR HUMAN RESOURCES

COMMITTEE ASSIGNMENTS
1. AUDIT COMMITTEE 2. COMPENSATION AND STOCK OPTION COMMITTEE 3. EXECUTIVE COMMITTEE

4. BUILDING AND GROUNDS COMMITTEE


CORPORATE
OFFICERS

DEAN W. DANNER, P.E.
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

     [PHOTO]

ROBERT R. SPIERING
VICE PRESIDENT TECHNICAL SERVICES

     [PHOTO]


BONITA M. DANNER, P.E.
VICE PRESIDENT ENGINEERING

      [PHOTO]


JEFFREY M. NIGL, C.P.A.
VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER

      [PHOTO]


HAZEL DANNER
CORPORATE SECRETARY AND DIRECTOR HUMAN RESOURCES

      [PHOTO]

CYNTHIA K. CARLSON
VICE PRESIDENT SALES AND CONTRACTS

      [PHOTO]


ELAINE MCTYRE
ASSISTANT CORPORATE SECRETARY

[photo]

[ETC logo]

CORPORATE OFFICE
Electronic Tele-Communications, Inc.
1915 MacArthur Road
Waukesha, Wisconsin 53188
Telephone (414) 542-5600
FAX (414) 542-1524

GEORGIA OFFICE
Electronic Tele-Communications, Inc.
3605 Clearview Place
Atlanta, Georgia 30340
Telephone (770) 457-5600
FAX (770) 455-3822

CALIFORNIA OFFICE
Electronic Tele-Communications, Inc.
6689 Owens Drive, Suite B
Pleasanton, California 94588
Telephone (925) 463-3393
FAX (925) 463-3737

1-888-RING ETC    HTTP://WWW.ETCIA.COM