Form 10-K405, Exhibit 13
period 1998-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 1999-03-24
CIK 773547

                      ELECTRONIC TELE-COMMUNICATIONS, INC.


                                    [PHOTOS]



                                      1998
                                 ANNUAL REPORT

TABLE OF CONTENTS


          Letter to Shareholders                                  1

          1998 Highlights                                         2

          Our Voices, Our Business                                3

          Corporate Profile and History                           5

          Management's Discussion and Analysis                    6

          Report of Auditors                                     10

          Consolidated Financial Statements                      11

          Notes to Financial Statements                          15

          Eleven Year Review                                     22

          Quarterly Financial Data                               24

          Shareholder Information                                24

          Corporate Officers and Directors                       25

A LETTER TO OUR SHAREHOLDERS

                    ETC moved in a positive direction in 1998. While the year began slowly, as we indicated in last year's shareholder
[PHOTO] letter, results steadily improved. A solid fourth quarter aided by shipments to a major independent local exchange carrier capped off the year in a profitable position. Our challenge is to build on this momentum in 1999 and improve your Company's financial performance as we move into the new millennium.

                    On 1998 sales of $13,150,000, ETC recorded a profit of $179,000, or $.08 per Class A common share. For 1997, sales were $11,636,000, resulting in a loss of $677,000, or $.25
[PHOTO] per Class A common share. The fourth quarter of 1998 came in very strong with sales of $4,269,000 and a profit of $351,000, or $.14 per share. The comparable period of 1997 had sales of $2,540,000 and a loss of $372,000, or $.15 per share.

"ETC is a  quality  While sales and profits for 1998 were not as high as we
supplier of tele-   would have liked, we are pleased with the improvement during
communications      the year and the upward trend created. This improvement was
solutions for our   a direct result of changes we made in 1997. New Marketing
customers           management and a fully staffed Marketing team provided Sales
worldwide."         personnel with better market intelligence and sales tools.
                    Armed with these assets, a more aggressive Sales team,
ETC's Mission       headed by new Sales management, increased their success rate
Statement           in the marketplace to "win the business" of our customers.

                    In addition to a more sound Marketing and Sales approach, ETC has the opportunity to increase sales because of the Year 2000 issue. We are ready to meet our customers' needs by supplying new equipment or upgrades that will fulfill their Year 2000 requirements.

                    On the internal side of the Year 2000 issue, ETC has completed an assessment of our own computer systems and is pleased to report that only minor modifications and upgrades will be required to make our internal systems fully Year 2000 compliant. We will complete these changes shortly, before any impact would be felt by the Company. We have also evaluated our critical third party suppliers for their Year 2000 readiness, and do not anticipate any adverse consequences due to these relationships.

                    We would like to thank our shareholders, customers and employees for their support over the past year. Please visit us on our web site at www.etcia.com to follow our progress.



"We were pleased    QUARTERLY NET SALES
with the improve-
ment during the          [GRAPH]                     Sincerely,
year and the
upward trend                                         /s/ DEAN W. DANNER
created."                                            Dean W. Danner
                                                     President and Chief
                                                     Executive Officer
                                                     March 10, 1999

1998 highlights

[PHOTO]             RECEIPT AND DELIVERY OF $2 MILLION+ ORDER
                    In the fourth quarter, ETC received orders totaling over $2 million for its Digicept(R) DNA Modules from a leading local exchange carrier to supply voice announcements and enhanced services, such as time and temperature, for the carrier's network. All orders were scheduled for shipment in 1998 to meet the carrier's requirements for Y2K compliance by the end of the year.

                    This order presented a unique challenge to ETC's
[PHOTO]             manufacturing team. Production for November and December had to increase nearly 400% over previous months. Also, the team would need to address scheduling issues related to the
                    holidays and the usual year-end shutdowns for ETC and its
                    suppliers.
"The WinStar order
signifies our       A combination of internal and external factors ensured
commitment to       success in meeting the order. First, a new master production
providing           schedule and a series of meetings with suppliers and
solutions for the   production employees initiated the process. Second, a
new competitive     supplier inventory program and a supportive supplier base
local exchange      expedited the material requirements of the orders. Third, an carrier market and  outstanding effort by ETC's various departments--materials,
applications that   production, test and quality assurance--provided the
meet CLEC needs."   necessary overtime to complete production. Finally,
                    effective management allocated the team's resources
Cynthia Carlson,    appropriately and maintained the daily production schedule.
VP Sales
                    Ultimately, ETC not only filled this order on time, but
"Our customers      enjoyed an on-time shipping performance rate of 100% for
enjoyed meeting     November and December. A high degree of customer commitment,
the 'face behind    quality, planning, and teamwork throughout ETC's supply
the voice.' One     chain contributed to achieving these goals.
commented that
his two-year old    ETC SELECTED AS VOICE OF CLEC NETWORKS
daughter loved to   A number of orders were placed in 1998 by CLECs (Competitive
call the local      Local Exchange Carriers) for ETC's Voice Application
time and tempera-   Platforms. Most significantly, in March, ETC received an
ture service just   $800,000 Order from WinStar Communications, Inc. a national
to hear Jane."      local communications Company, for 16 sites across the
                    country. In April, Hyperion Communications, a leading
Scott Stephenson,   provider of competitive communications services, selected
Marketing Director  ETC's Digicept(R) products to provide voice applications for its network. Units were installed at 12 Hyperion sites across the country.

                    CLECs, to stay competitive, require products that differentiate or set them apart from other service providers. One important means to gaining market presence is building brand recognition. Another is to offer unique enhanced applications, such as time, temperature, and weather observations to its customers. ETC's DNA Modules meet these current needs and provide for the future through their unlimited custom announcement capabilities.


                    "TELEPHONE LADY" JANE BARBE AT SUPERCOMM '98
                    "Telephone Lady" Jane Barbe made an appearance at ETC's booth for Supercomm '98, the premier communications technology exhibition and conference, held in Atlanta, Georgia, and sponsored by the Telecommunications Industry Association (TIA), and the United States Telephone Association (USTA). ETC customers, Supercomm attendees, and booth staffers had the opportunity to enjoy this rare treat of meeting the famous "first lady" of the public telephone network.

                    Barbe, an Atlanta native, has enjoyed a long association with ETC's Recording Services Department. She has regularly recorded announcements over the years for many of ETC's Audichron(R) time, temperature, and weather services heard by millions of people every day. Her familiar voice has alerted callers of changed numbers, disconnected numbers, busy circuits and many other types of pertinent dialing information. In addition, Barbe has recorded messages for Bell laboratory computers, The National Bureau of Standards, and voice mail systems nation wide.

                    Barbe also made her mark in television on a variety of shows including I've Got a Secret, The Mike Douglas Show, CBS News, Real People, Good News and PM Magazine as the "Time
 [PHOTO] Lady." She appeared with Ron Reagan, Jr. in a segment on Good Morning America. Barbe's portfolio includes commercials, both on and off camera, for companies such as Coca Cola, Delta Air Lines, Georgia Power, Hardees, IBM, Miller Brewing, Southern Bell, Sunbeam and Whirlpool.

                    ETC exhibits yearly at Supercomm which attracts over 45,000 attendees and 700 exhibitors from around the world. The majority of ETC's markets are represented at this diverse and exciting exhibition.

OUR VOICES, OUR BUSINESS

                    ETC's Voice Application Platforms serve the needs of
                    providers and their customers in the wireline and wireless
[PHOTO]             telephone network. ETC's Digicept(R) Digital Network
                    Application (DNA) Modules announce information for the
                    switch related to changed numbers, network status, calling
Digicept(R) DNA     feature status or payment information. These messages,
Modules             called intercept, are often customized by the service
                    provider to include branding for name recognition in the
                    industry. Revenue-generating applications such as time,
Audichron(R) 410    temperature, and weather forecasts, have been integrated
                    into this scalable, modular system. The new Weathertel(R) on the `Net application interfaces with the DNA Module to provide local forecasts and weather observations with the click of a mouse. In a marketplace defined by services, voice application platforms keep providers competitive.

                    ETC's Audichron(R) 410, another offering to the telephone
                    switching industry, combines Voice Mail and Audiotex in an
MAX(TM) Terminator  easy-to-administer platform. Class of Service templates enable administrators to provide various service packages.
                    For example, a full-feature package may include unlimited
                    voice recording and storage while a more basic package may have a prescribed message length or duration of time that
                    messages are stored. Access providers can set different
Time, Temperature   price points for each service level.
and Weather
Announcers          The system can also serve as an audiotex information
                    bulletin board where callers receive information after pressing sequences of numbers on their telephone keypad.
                    ETC's FlexText(TM) creation tool enables easy set-up and administration of audiotex applications and menus.
                    Up-to-the-minute information can be recorded remotely for accurate sports scores, schedules, promotional and emergency information.

                    ETC also keeps telephone peripherals working efficiently
                    with MAX(TM)Terminator Disconnect Units. When a caller hangs up while on hold, the line may not disconnect in a
Weather             reasonable time. This causes unnecessary waiting for new
Forecasting         callers behind empty lines. Also, voice mail systems may
                    record minutes of annoying, screeching-sounding telephone
                    tones. ETC's MAX(TM) Terminator disconnect units detect
Recording           steady or interrupted progress tones within three seconds
Services            and quickly disconnect the line, freeing it to receive
                    additional calls.

                    Finally, ETC offers Audichron(R)
                    time, weather, temperature
                    announcement systems. Weather
                    forecasting information is sold in
                    various Weathertel(R) packages.               [PHOTO]
                    Subscribers receive updated
                    forecasts from ETC's Weather Center
                    in Atlanta which are downloaded
                    into ETC weather equipment. Weather
                    information is accessed by the
                    community through a special
                    published phone number. Advertising
[PHOTO]             messages may be played before the
                    weather announcement. Sponsors can
                    either record their own messages or
                    take advantage of professional
                    recordings through ETC's Recording
                    Services Studio.

OUR VOICES, OUR BUSINESS

                    ETC's Voice Application Platforms are in demand by traditional dial tone providers as well as industry newcomers. Since the Telecommunications Act of 1996 opened
[PHOTO] the industry to competition, ETC has taken advantage of the opportunity by offering its products and services to new providers. Competition and demand have also fueled the requirement for increased services and applications. Integration, flexibility, and revenue generation are primary concerns to wireline and wireless providers.

                    Additionally, wireline and wireless services continue to
                    grow rapidly. The widespread use of wireless telephones and
[PHOTO]             pagers, modems, fax machines and other devices has prompted expansion of the telephone numbering scheme. Area codes have been added and modified to accommodate these needs. A common problem is alerting subscribers to these changes in an
"Please deposit:    efficient manner.
thirty-five cents
for the next five   Markets for ETC products include providers of wireline or
minutes."           wireless service--ILECs (incumbent local exchange carriers),
                    RBOCs (Regional Bell Operating Companies), CLECs
"The number you     (competitive local exchange carriers), and cellular and PCS
have dialed has     carriers. In addition, long distance companies, cable
been changed and    companies, and utilities have provided access to the public
is now a multiple   telephone network through their switches. These
listing. The        opportunities for competition have broadened ETC's markets.
individual
parties may be      Internationally, ETC has marketed its products to countries
contacted as        in South America, Asia and other parts of the world. Whether
follows..."         a telephone company is seeking solutions for maximizing
                    existing switching equipment or enhancing the latest
"We're sorry, all   switching technology, ETC products can accommodate the
circuits are busy   telco's needs.
now. Will you
please try your     Business markets for ETC products are broader in spectrum.
call again later."  Applications can be found in many industries including health care, finance, education, transportation, theaters, and hospitality. ETC products are an easy, economical way
"Don't be tied to   for businesses to transform their telephones into public
your phone. Call    bulletin boards, community promotional tools, business
forwarding lets     advertising mediums, or information services.
you take your
calls with you.               ETC's products are designed for compatibility with
Let ETC help. The             the majority of switches in the market. ETC is
current time:                 committed to product compatibility and
6:40 a.m.                     participates in a number of OEM certification or
Temperature: 54."             compliance field testing programs on a regular
                              basis.

                              The telecommunications industry, by its nature, promotes change, growth and challenge. Meeting the existing needs of ETC's customers, while focusing
                   [PHOTO] on future technology, ensures the development of products that are application driven. ETC's team approach to product development incorporates ideas from research and the field to create equipment with revenue generating applications for our customers. Customers want products today that are flexible enough for tomorrow.

                              Product support and customer education are also important ingredients in setting ETC apart from its competition. Whether through on-site training, turn-key installation, or 24-hour technical service, ETC customers can be assured of product assistance that meets their needs.

CORPORATE PROFILE AND HISTORY

                    ETC's history began with a revolutionary idea. In 1949, its
  [PHOTO] founder George Danner, along with Joseph Zimmerman, an equally aspiring engineer, introduced their Electronic Secretary telephone answering and recording device. While simple by today's standards, this device offered the telephone company a means not only to provide a service to its customers, but the power to generate revenue with an ordinary telephone.

                    Although initially resisted by the phone companies, a combination of perseverance by its creators as well as
  [PHOTO] several favorable state and federal service commission hearings would eventually win over the industry. A healthy combination of product demand and investment ensured not only the success of the Electronic Secretary, but the birth of a new company.

                    The two-person Electronic Secretary
                    operation soon grew to 60
                    employees. General Telephone System
"This is the        approached the founders for
Pleasant            acquisition and a merger which
Telephone Company.  consummated in 1957. By 1963, with
To activate your    160 employees, annual sales                 [PHOTO]
service, please     exceeded four million dollars.
call 555-0000.      Further integration took place with
Thank you."         General Telephone Company's largest
                    manufacturing facility, GTE
"For school         Automatic Electric, as the Waukesha
closing             Branch. In 1980, Danner left GTE to
information,        establish Electronic
please press 1."    Tele-Communications, Inc. and
                    introduced central office digital
"The custom         voice announcers.
calling feature
you are             Two acquisitions followed. In 1989,
attempting to use   ETC acquired The Audichron Company,
has not been        inventor of the telephone time of
activated for       day answering system. In 1991, ETC
this phone."        acquired Automation Electronics
                    Corporation, expanding ETC's telco
"For more informa-  offerings to include announcement        [PHOTO]  [PHOTO]
tion, pleae call    devices for business applications.
star-811 from your
cellular phone."    ETC's executive offices are located
                    in Waukesha, Wisconsin. Branches
[PHOTO]             are maintained in Atlanta, Georgia
                    and Pleasanton, California. Each of
                    the Company's three offices              [PHOTO]
                    supplies technical and sales
                    support. Recording services and
                    weather forecasting are maintained
                    at the Atlanta facility, while
                    primary manufacturing takes place
                    at the Waukesha facility.

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


--------------------------------------------------------------------------------------------------------
                                                                                         Percent Change
                                                                                            Increase
                                                                                           (Decrease)
                                                                                        1998       1997
                                                        Percentage of Net Sales          VS.        VS.
                                                     1998        1997       1996        1997       1996
--------------------------------------------------------------------------------------------------------
Net sales                                           100.0%      100.0%     100.0%      13.0%       (9.9)%
Cost of products sold                                54.2        57.1       50.4        7.2         2.2
Gross profit                                         45.8        42.9       49.6       20.8       (22.1)
General and administrative expenses                  10.8        14.1       12.9      (13.4)       (1.1)
Marketing and selling expenses                       17.9        19.5       18.1        3.3        (2.5)
Research and development expenses                    13.3        15.3       15.3       (1.8)       (9.9)
Other income (expense)                               (0.8)       (0.4)      (0.1)     114.7       191.6
Earnings (loss) before income taxes                   3.0        (6.5)       3.2          *           *
Income taxes (benefit)                                1.6        (0.7)       1.2          *           *
Net earnings (loss)                                   1.4        (5.8)       2.0          *           *
---------------------------------------------------------------------------------------------------------

*Not meaningful to presentation


                                  1998 vs. 1997

         REVENUES

         Net sales increased by 13% from $11,636,000 in 1997 to $13,150,000 in 1998. The increase in net sales in 1998 was due primarily to higher sales of the Company's interactive voice information systems, partially offset by lower revenues from services. Sales of the Company's interactive voice information systems were made primarily to large, original equipment manufacturers, several operating telephone companies, and competitive local exchange carriers. Sales of interactive voice information systems increased $1,828,000 in 1998 and represented 59% and 51% of sales in 1998 and 1997, respectively. Sales of older technology passive recorder/announcer equipment decreased $198,000 in 1998 to $490,000, and it is expected that these sales will continue to decrease as a percentage of total Company sales in upcoming years as the industry continues to shift toward interactive products. Revenues from operating leases, installment sales contracts, and services decreased between periods, accounting for 29% and 35% of net sales in 1998 and 1997, respectively. The decrease was due primarily to decreased lease revenue from the Company's older time/weather/temperature systems, partially offset by increased sales of the Company's newer time/weather/temperature systems under installment sales contracts. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues.

         GROSS PROFIT

         Gross profit was 45.8% of net sales in 1998 versus 42.9% in 1997. The increase was due primarily to spreading fixed manufacturing costs over a higher sales volume, partially offset by volume discounts and trade-up allowances given to a major customer in 1998. In addition, the 1997 gross margin was adversely affected by a one-time $240,000 write-off of a portion of an account receivable related to a large international sale.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

         OPERATING EXPENSES

         Total operating expenses were $5,524,000 in 1998, or 42.0% of net sales, compared to $5,702,000 in 1997, or 49.0% of net sales. The decrease in operating expense dollars in 1998 was primarily in general and administrative expenses due to lower staffing and decreased legal expenses. Marketing and selling expenses were up slightly in 1998 due to increased salary, benefits and commission expenses related to sales positions that were fully staffed during 1998. Research and development expense remained relatively constant between years. As a percentage of net sales, all operating expense categories decreased between years due to spreading fixed operating costs over higher sales volume.

         OTHER INCOME AND EXPENSE

         Net other expense in 1998 was $110,000, compared to $51,000 in 1997. The increase was related primarily to higher interest expense on increased levels of bank borrowing in 1998.

         INCOME TAXES

         Income tax expense was $215,000 in 1998, or an effective tax rate of 54.5%, compared to income tax benefit of $84,000 in 1997, or an effective tax rate of (11.0)%. The 1998 income tax expense was a result of federal and state taxes on net earnings and an increase in the valuation allowance on deferred tax assets, offset somewhat by reversal of a previously recorded tax liability no longer deemed necessary. The 1997 income tax benefit was the result of the net loss and an increase in the valuation allowance for deferred income taxes, partially reduced by the effect of goodwill amortization and state income tax expense.

         NET EARNINGS AND EARNINGS PER SHARE

         Net earnings were $179,000 in 1998 versus a net loss of $677,000 in 1997. The increase in net earnings between years was due primarily to higher sales volume and lower operating expenses in 1998. In addition, in 1997 there was an impact from the one-time write-off of a portion of an international receivable. Earnings per Class A common share were $.08 in 1998 versus a loss per share of $.25 in 1997.


                                  1997 vs. 1996

         REVENUES
         Net sales decreased by 9.9% from $12,914,000 in 1996 to $11,636,000 in
         1997. The decrease in net sales in 1997 was due primarily to lower sales of the Company's interactive voice information systems, partially offset by higher revenues from services and installment sales contracts. Sales of the Company's interactive voice information systems were made primarily to large, original equipment manufacturers, several operating telephone companies, and competitive local exchange carriers. Sales of interactive voice information systems decreased $1,790,000 in 1997 and represented 51% and 60% of sales in 1997 and 1996, respectively. Sales of older technology passive recorder/announcer equipment decreased $188,000 in 1997 to $688,000, and it is expected that these sales will continue to decrease as a percentage of total Company sales in upcoming years as the industry continues to shift toward interactive products. Revenues from operating leases, installment sales contracts, and services increased between periods, accounting for 35% and 28% of net sales in 1997 and 1996, respectively. The increase was due primarily to increased sales of the Company's time/weather/ temperature systems under installment sales contracts. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues.

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


         LIQUIDITY AND CAPITAL RESOURCES

         Working capital was $2,759,000 at December 31, 1998, compared to $2,854,000 for 1997 and $4,116,000 for 1996. The slight decrease in working capital in 1998 was due primarily to investment in installment sales contracts and payments made for equipment and dividends, partially offset by net earnings. The decrease in working capital in 1997 was due primarily to a net loss and payments made for equipment and dividends. The increase in working capital in 1996 was due to net earnings, partially offset by payments made for dividends and equipment. Cash used by operating activities in 1998 of $389,000 was a result of an increase in accounts receivable and investment in installment sales contracts, partially offset by net earnings, a reduction of inventories, and income taxes refunded.

         In 1998, payments made for dividends and purchases of capital equipment were funded primarily by short-term borrowings and reductions of inventories. In 1997, payments made for dividends and purchases of capital equipment were funded primarily by short-term borrowings and reductions of accounts receivable and inventories. In 1996, payments made for dividends and purchases of capital equipment were funded primarily by net earnings and refunds of income taxes.

         In 1998, the increase in accounts receivable and reduction in inventories were due to large shipments of products to a major telephone company in the fourth quarter of 1998. Income tax refunds in 1998 were in response to tax returns filed to claim refunds by carryback of the 1997 loss to offset previous years' earnings. Reduction of accounts receivable in 1997 was due to the collection of a large receivable from an international customer. The reduction in inventories was due to the large shipment of products to the international customer in the first quarter of 1997 which was included in inventory at the end of 1996.

         Capital expenditures were $247,000 in 1998, $233,000 in 1997, and $167,000 in 1996. Capital expenditures in 1998 and 1997 consisted primarily of computer equipment additions and upgrades. Capital expenditures in 1996 consisted primarily of personal computer additions and upgrades, together with purchases of test equipment for manufacturing.

         As of December 31, 1998, the Company had borrowings of $1,300,000 on its available $3,500,000 revolving credit facility. The entire amount borrowed was subsequently paid off in January 1999. The revolving credit facility expires on June 30, 2000.

         At current operating levels, management believes that future cash generated from operations, together with the available revolving credit facility, will provide adequate funds to meet the Company's operating needs for the foreseeable future.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

         IMPACT OF YEAR 2000

         The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Some of ETC's internal computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. In addition, ETC's products contain computer programs that may be impacted by the Year 2000 Issue. The Company also deals with third parties that may be affected by the Year 2000 Issue and may subsequently affect ETC.

         ETC has completed its assessment of the Year 2000 Issue in regard to its internal computer systems and will have to modify or replace minor portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The project is estimated to be completed not later than June 30, 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with these modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems.

         The Company has completed evaluation of its products and has determined that all of its current systems are Year 2000 compliant. For any customers that possess ETC equipment that is currently not Year 2000 compliant, the Company will provide upgrades or migration paths to new equipment to address the Year 2000 needs of its customers.

         ETC is continuing to evaluate the Year 2000 readiness of its critical third party suppliers. Where it is determined that any suppliers are not Year 2000 ready, ETC will continue to monitor the situation and take appropriate action. Based on current progress, ETC does not anticipate any adverse consequences due to supplier Year 2000 readiness.

         The total year 2000 project cost is expected to be minimal and all costs will be expensed as incurred and are included within the Company's normal operating budget. Computer system software upgrades are included under normal maintenance contracts.

         ETC believes, based on an overall analysis of the Year 2000 Issue, that it will be able to manage its total Year 2000 transition without any adverse effect on its business operations, products or financial prospects. However, the actual results could differ and if such modifications and conversions are not made or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.


         FORWARD LOOKING STATEMENTS

         From time to time, information provided by the Company, statements made by its employees, and information included in its filings with the Securities and Exchange Commission which are not historical facts are "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Any "forward-looking" statements are provided in compliance with the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. The Company's actual future outcomes and results may differ significantly from those stated in such "forward-looking" statements. "Forward-looking" statements are not guarantees of future performance and involve a number of risks and uncertainties including, but not limited to, technology changes, backlog, acquisitions, status of the economy, governmental regulations, sources of supply, expense structure, product mix, major customers, competition, litigation, and other risk factors detailed in the Company's filings of Form 10-K with the Securities and Exchange Commission. Investors are encouraged to consider the risks and uncertainties included in those filings.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS




         The Board of Directors and Shareholders Electronic Tele-Communications, Inc.

         We have audited the consolidated balance sheets of Electronic Tele-Communications, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. and subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



         /s/ ERNST & YOUNG LLP


         Milwaukee, Wisconsin
         February 5, 1999

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY



CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                1998              1997            1996
-----------------------------------------------------------------------------------------
NET SALES (Note 14)                         $ 13,149,994    $ 11,636,464    $ 12,913,830

COST OF PRODUCTS SOLD                          7,122,327       6,644,969       6,503,886
                                            ---------------------------------------------
GROSS PROFIT                                   6,027,667       4,991,495       6,409,944

OPERATING EXPENSES:
 General and administrative                    1,421,910       1,642,345       1,661,419
 Marketing and selling                         2,350,465       2,274,716       2,332,151
 Research and development                      1,751,603       1,784,590       1,980,856
                                            ---------------------------------------------
                                               5,523,978       5,701,651       5,974,426
                                            ---------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                  503,689        (710,156)        435,518

OTHER INCOME (EXPENSE):
 Interest expense                                (67,388)        (19,278)         (1,859)
 Interest and dividend income                        215           7,408          23,963
 Miscellaneous                                   (42,692)        (39,313)        (39,656)
                                            ---------------------------------------------
                                                (109,865)        (51,183)        (17,552)
                                            ---------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES              393,824        (761,339)        417,966

 Income taxes (benefit) (Note 7)                 214,500         (84,000)        161,400
                                            ---------------------------------------------

NET EARNINGS (LOSS)                         $    179,324    $   (677,339)   $    256,566
                                            ============================================

BASIC AND DILUTED EARNINGS
 (LOSS) PER SHARE (Notes 11, 12 and 13):
  Class A common                            $       0.08    $      (0.25)   $       0.12
                                            ============================================
  Class B common                            $       0.04    $      (0.33)   $       0.04
                                            ============================================

--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY


CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997


                                                                      1998         1997
--------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                          $  848,087   $  489,573
 Trade accounts receivable, less allowance for doubtful accounts
   of $107,200 in 1998 and $121,500 in 1997 (Notes 8 and 14)         2,600,229    1,090,776
 Inventories (Notes 2 and 8)                                         1,384,265    1,842,940
 Net investment in installment sales contracts (Note 3)                157,579       77,123
 Refundable income taxes                                                  --        212,859
 Deferred income tax benefits (Note 7)                                    --         78,000
  Prepaid expenses and other current assets                            166,051      143,393
                                                                    -----------------------
   Total current assets                                              5,156,211    3,934,664

PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 8)                        1,628,448    1,721,026
NET INVESTMENT IN INSTALLMENT SALES CONTRACTS (Note 3)                 772,685      389,778
EXCESS OF COST OVER NET ASSETS ACQUIRED, less accumulated
   amortization of $387,898 in 1998 and $349,793 in 1997 (Note 7)      881,422    1,052,041
                                                                    -----------------------

Total Assets                                                        $8,438,766   $7,097,509
                                                                    =======================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Revolving credit facility (Note 8)                                 $1,300,000   $  225,000
 Accounts payable                                                      173,958       84,964
 Accrued expenses (Note 6)                                             704,105      637,927
 Income taxes payable                                                   50,750         --
 Deferred revenue                                                      168,068      132,328
                                                                    -----------------------
  Total current liabilities                                          2,396,881    1,080,219
LONG-TERM LIABILITIES (Note 5)                                          52,393      126,760
                                                                    -----------------------

  Total liabilities                                                  2,449,274    1,206,979

STOCKHOLDERS' EQUITY (Notes 11 and 12):
 Preferred stock, authorized 5,000,000 shares,
   none issued                                                            --           --
 Class A common stock, authorized 10,000,000 shares,
   par value $.01, issued and outstanding 2,008,949 shares              20,089       20,089
 Class B common stock, authorized 10,000,000 shares,
   par value $.01, issued and outstanding 499,998 shares
   in 1998 and 500,000 shares in 1997                                    5,000        5,000
 Additional paid-in capital                                          3,335,349    3,335,353
 Retained earnings                                                   2,629,054    2,530,088
                                                                    -----------------------

  Total stockholders' equity                                         5,989,492    5,890,530
                                                                    -----------------------

Total Liabilities and Stockholders' Equity                          $8,438,766   $7,097,509
                                                                    =======================

-------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                              1998           1997             1996
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                      $   179,324    $  (677,339)   $   256,566
Adjustments to reconcile net earnings (loss) to
 net cash provided by (used in) operating activities:
  Depreciation and amortization                              373,038        387,473        438,031
  Issuance of common stock                                      --           11,875           --
  Deferred income taxes                                      210,500        243,200         46,200
  (Gain) loss from sale of equipment                           4,573          5,654           (941)
  Changes in operating assets and liabilities:
   Accounts receivable                                    (1,509,453)       222,299        (32,120)
   Inventories                                               458,675        591,432         61,450
   Net investment in installment sales contracts            (463,363)      (428,764)       (38,137)
   Prepaid expenses and other assets                         (22,658)        10,049        (90,171)
   Accounts payable and accrued expenses                      80,805       (132,419)      (220,868)
   Income taxes                                              263,609       (413,198)       401,411
   Deferred revenue                                           35,740        (64,051)        95,442
                                                         -----------------------------------------
    Total adjustments                                       (568,534)       433,550        660,297
                                                         -----------------------------------------
   Net cash provided by (used in) operating activities      (389,210)      (243,789)       916,863
                                                         =========================================

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                        (247,114)      (233,140)      (167,411)
Proceeds from sale of equipment                                  200           --           15,027
Purchase and retirement of common stock                           (4)          --             --
                                                         -----------------------------------------
   Net cash used in investing activities                    (246,918)      (233,140)      (152,384)
                                                         =========================================

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid                                               (80,358)      (260,474)      (260,474)
Borrowings on revolving credit facility, net               1,075,000        225,000           --
                                                         -----------------------------------------
   Net cash provided by (used in) financing activities       994,642        (35,474)      (260,474)
                                                         =========================================

Net increase (decrease) in cash and cash equivalents         358,514       (512,403)       504,005

Cash and cash equivalents at beginning of year               489,573      1,001,976        497,971
                                                         -----------------------------------------

Cash and cash equivalents at end of year                 $   848,087    $   489,573    $ 1,001,976
                                                         =========================================

Supplemental disclosures of cash flow information:
 Cash paid for income taxes                              $     7,027    $    85,998    $    56,533
 Cash received from income tax refunds                       266,636           --          342,744
 Cash paid for interest expense                               63,018         16,904          1,859


--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                 Common Stock (Note 11)
                                     ------------------------------------------------
                                            Class A                   Class B
                                            -------                   -------          Additional                         Total
                                        Number                    Number                 Paid-in       Retained        Stockholders'
                                      of Shares    Amount       of Shares     Amount     Capital       Earnings           Equity
                                     -----------------------------------------------------------------------------------------------
Balances at December 31, 1995        2,003,949   $  20,039       500,000    $  5,000   $ 3,323,528    $ 3,471,809      $ 6,820,376

 Net earnings                             --          --            --          --            --          256,566          256,566
 Cash dividends paid:
   $.12 per Class A common share          --          --            --          --            --         (240,474)        (240,474)
   $.04 per Class B common share          --          --            --          --            --          (20,000)         (20,000)
                                     ----------------------------------------------------------------------------------------------

Balances at December 31, 1996        2,003,949      20,039       500,000       5,000     3,323,528      3,467,901        6,816,468

 Issuance of common stock                5,000          50          --          --          11,825           --             11,875
 Net loss                                 --          --            --          --            --         (677,339)        (677,339)
 Cash dividends paid:
   $.12 per Class A common share          --          --            --          --            --         (240,474)        (240,474)
   $.04 per Class B common share          --          --            --          --            --          (20,000)         (20,000)
                                     ----------------------------------------------------------------------------------------------

Balances at December 31, 1997        2,008,949      20,089       500,000       5,000     3,335,353      2,530,088        5,890,530

 PURCHASE AND RETIREMENT
  OF COMMON STOCK                         --          --              (2)       --              (4)          --                 (4)
 NET EARNINGS                             --          --            --          --            --          179,324          179,324
 CASH DIVIDENDS PAID:
  $.04 PER CLASS A COMMON SHARE           --          --            --          --            --          (80,358)         (80,358)
                                     ----------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 1998        2,008,949   $  20,089       499,998    $  5,000   $ 3,335,349    $ 2,629,054      $ 5,989,492
                                     =============================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997, AND 1996

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997, AND 1996


         Certain sales under installment sales contracts of the Company's Audichron(R) 410 interactive systems are accounted for as sales-type leases. Revenue is recognized upon shipment of these systems to the customer. The difference between the expected minimum payments and the revenue recognized for each agreement is unearned revenue. The unearned revenue is amortized over the term of each agreement using the effective interest method.

         Revenue from installment sales contracts, operating leases and services were approximately 29%, 35%, and 28% of total revenue in 1998, 1997 and 1996, respectively.

         RESEARCH AND DEVELOPMENT

         Research and development costs related to the design and development of new products are expensed as incurred.

         SEGMENT INFORMATION

         Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of a Business Enterprise and Related Information." SFAS No. 131, which supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the results of operations or financial position of the Company, but did affect the disclosures of the segment information. See Note 14 for the Company's disclosures related to SFAS No. 131.

         NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because the Company has not used derivatives in the past and does not expect to do so in the future, the Company does not anticipate that the adoption of SFAS No. 133 will have an effect on its results of operations or financial position.

         2. INVENTORIES

         Inventories consisted of the following at December 31:

                                          1998           1997
                                     --------------------------
Raw materials and supplies           $   437,349    $   611,561
Work-in-process and finished goods       559,674        784,518
Maintenance and demo parts               532,502        620,133
Reserve for obsolescence                (145,260)      (173,272)
                                     --------------------------
Total inventories                    $ 1,384,265    $ 1,842,940
                                     ==========================


         3. INSTALLMENT SALES CONTRACTS

         The Company engages in sales agreements with customers for Audichron(R) 410 systems that are accounted for as sales-type leases. The agreements have varying length terms expiring in various years through 2005.

         Following is a summary of the components of the Company's net investment in installment sales contracts at December 31:


                                                    1998           1997
                                                --------------------------
Total minimum lease payments to be received     $ 1,582,037    $   825,230
Unearned revenue                                   (651,773)      (358,329)
                                                --------------------------
Net investment in installment sales contracts   $   930,264    $   466,901
                                                =========================-

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

         In accordance with the sales agreements, title passes to the customer upon shipment of the equipment, and therefore, there is no residual value of the equipment.

         Future minimum lease payments to be received under these agreements at December 31, 1998 are as follows:


Year                                           Lease Payments
----                                           --------------
1999                                            $  389,886
2000                                               377,706
2001                                               348,643
2002                                               253,284
2003                                               153,483
Thereafter                                          59,035
                                                ----------
Total minimum lease payments to be received     $1,582,037
                                                ==========


         4. PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of the following at December 31:


                                               1998             1997
                                            -----------    -----------
Land                                        $   289,290    $   289,290
Buildings and improvements                    1,612,788      1,614,218
Equipment and furniture                       3,280,006      3,133,043
                                            --------------------------
                                              5,182,084      5,036,551
Accumulated depreciation and amortization    (3,553,636)    (3,315,525)
                                            --------------------------
Net property, plant and equipment           $ 1,628,448    $ 1,721,026
                                            ==========================


         5. PLANT, OFFICE AND EQUIPMENT LEASES

         The Company leases its plant and office facilities in Atlanta, Georgia and Pleasanton, California under long-term operating leases extending to the years 2000 and 1999, respectively. Future minimum lease payments, which for the Atlanta facility increase with the consumer price index, at December 31, 1998 are as follows:


                                                                       Net
                                     Rental        Sublease          Rental
Year                                 Payments      Rentals          Payments
----                                ----------------------------------------
1999                                $ 571,400       $ 171,200      $ 400,200
2000                                  336,700          73,100        263,600
                                    ----------------------------------------
Total minimum lease payments        $ 908,100       $ 244,300      $ 663,800
                                    ========================================

         Included in minimum lease payments are certain payments for abandoned leases. A liability of $117,500 and $180,400 at December 31, 1998 and 1997, respectively, for those payments is included in accrued expenses and long-term liabilities.

         Rent expense consists of the following:


                                                    1998         1997          1996
                                                 -------------------------------------
Total rent expense                               $ 612,006     $ 606,664     $ 613,772
Amounts received under sublease rentals           (234,021)     (238,980)     (236,529)
                                                 -------------------------------------
Net rent expense                                 $ 377,985     $ 367,684     $ 377,243
                                                 =====================================



         6. ACCRUED EXPENSES

         Accrued expenses consists of the following at December 31:


                                       1998           1997
                                     ------------------------
Accrued wages and benefits           $365,501       $295,046
Product warranty reserve              108,475         89,384
Other accrued expenses                230,129        253,497
                                     -----------------------
Total accrued expenses               $704,105       $637,927
                                     =======================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997, AND 1996


         7. INCOME TAXES

         Income tax expense (benefit) consists of the following:


                                   1998      1997         1996
                               ----------------------------------
Current:
 Federal                       $    --     $(332,200)   $  80,200
 State                             4,000       5,000       35,000
                               ----------------------------------
  Total current                    4,000    (327,200)     115,200
Deferred                          88,900       6,800       67,800
Change in valuation reserve      121,600     236,400      (21,600)
                               ----------------------------------
Income tax expense (benefit)   $ 214,500   $ (84,000)   $ 161,400
                               ==================================


         A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:


                                                         1998         1997      1996
                                                     ---------------------------------
Statutory rate                                           34.0%       (34.0)%    34.0%
State income taxes net of Federal benefit                 0.7          0.4       5.5
State effect of change in deferred tax assets             1.4         (2.6)     (2.2)
Amortization of goodwill and acquisition costs            3.3          1.5       3.3
Change in deferred income tax valuation allowance        30.9         31.1      (5.2)
Reversal of previously recorded tax liability           (18.1)         -         -
Other                                                     2.3         (7.4)      3.2
                                                     -------------------------------
Effective tax rate                                       54.5%       (11.0)%    38.6%
                                                     ===============================



         At December 31, 1998, the Company had net operating loss carryforwards of approximately $547,000 available to offset future federal taxable income. The utilization of the net operating loss carryforwards is subject to an annual limitation of approximately $155,000 and expires in the year 2005. The carryforwards resulted from the Company's acquisition of Automation Electronics Corporation (AEC) in 1991. For financial reporting purposes, a valuation reserve of $185,300 as of December 31, 1998 and $317,800 as of December 31, 1997, was provided to offset the deferred tax assets related to those carryforwards. When realized, the tax benefit related to the acquired net operating loss carryforwards will be applied to reduce goodwill related to the acquisition of AEC. The additional valuation reserve of $433,000 and $311,400 at December 31, 1998 and 1997, respectively, was provided because of uncertainty as to whether a portion of the net deferred tax asset would be realized, based on the Company's financial results in the current and prior years. If the Company is profitable in future years, this portion of the valuation reserve will be reduced and used to offset income tax expense.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:


                                                       1998             1997
                                                     -------------------------
Deferred tax liabilities:
 Excess of tax over book depreciation                $ (18,200)     $(122,800)

Deferred tax assets:
 Acquired net operating loss carryforwards             185,300        317,800
 Inventories                                           205,000        232,300
 Allowance for doubtful accounts                        40,800         46,200
 Restructuring charge                                   44,600         68,500
 Accrued charges and other                             160,800        165,200
                                                     ------------------------
  Total deferred tax assets                            636,500        830,000
                                                     ------------------------
Net deferred tax asset before valuation reserve        618,300        707,200
Valuation reserve                                     (618,300)      (629,200)
                                                     ------------------------
Net deferred tax asset                                 $-            $ 78,000
                                                     ========================


                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

         8. REVOLVING CREDIT FACILITY

         The Company has a $3,500,000 Revolving Credit Agreement with a bank. Under the agreement, the Company has the option to elect to have interest rates determined based upon the announced reference rate of the bank (7.75% at December 31, 1998), or LIBOR plus margin (7.26% at December 31, 1998). No compensating balances or commitment fees are required under the agreement. The agreement expires on June 30, 2000, at which time any outstanding balances are due.

         As of December 31, 1998, the Company had borrowings of $1,300,000 on the revolving credit facility. This amount has been classified as current as the Company repaid the entire balance in January 1999.

         The revolving credit facility is secured by a credit agreement with the bank listing certain assets as collateral. The provisions of the credit agreement restrict security interests in Company assets, require maintenance of minimum current ratios, tangible net worth, net earnings, and debt ratios, and limit capital expenditures and restricted payments.

         9. PROFIT SHARING PLAN

         The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contributions and additional discretionary contributions determined by the Board of Directors which, in the aggregate, amounted to $86,500 in 1998, $87,900 in 1997, and $97,000 in 1996.

         10. STOCK OPTION PLAN

         The Company has a Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Stock Option Committee of the Board of Directors. At December 31, 1998, 16,700 shares are available for future grants. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants.

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," (Statement 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the measurement date, no compensation expense is recognized.

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


                                                        1998           1997         1996
                                                       ---------------------------------------
Risk-free interest rate                                 5.5%           6.3%         6.3%
Expected dividend yield                                 6.4%           6.9%         4.2%
Volatility factor of the expected market price of
  the Company's common stock                            0.54           0.54         0.51
Weighted-average expected life of the option            4.6 YEARS      4.6 years    4.6 years
                                                        =====================================


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998, 1997, AND 1996

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                                    1998         1997         1996
                                                 -----------------------------------
Pro forma net income (loss)                      $175,260     $(681,362)     $253,909
Pro forma earnings (loss) per share:
  Class A common                                   $ 0.08       $ (0.26)       $ 0.12
  Class B common                                   $ 0.04       $ (0.34)       $ 0.04
                                                 ====================================


Transactions with respect to the Company's stock option plan were as follows:


                                            1996                   1997                    1998
                                      -------------------------------------------------------------------
                                               Weighted                Weighted                 WEIGHTED
                                                Average                 Average                  AVERAGE
                                      Option   Exercise       Option   Exercise       OPTION    EXERCISE
                                      Shares     Price        Shares     Price        SHARES      PRICE
Outstanding at beginning of year      139,600    $5.41        133,800   $5.14         141,600    $4.75
Granted                                12,200     2.88         17,600    1.75          42,700     1.50
Forfeited                             (18,000)    5.74         (9,800)   4.64         (33,000)    4.45

Outstanding at end of year            133,800     5.14        141,600    4.75         151,300     3.90

Exercisable at end of year             97,320     5.62        101,440    5.49          91,440     5.16

Weighted average fair value of
 options granted during the year                  1.04                   0.54                     0.47
                                      -------------------------------------------------------------------


         Exercise prices for options outstanding as of December 31, 1998, ranged from $1.50 to $8.50. Additional information related to these options segregated by exercise price range is as follows:


                                                                              Exercise Price Range
                                                                      $1.50 to      $3.00 to      $5.25 to
                                                                         $2.99         $5.24        $8.50
                                                                    --------------------------------------
Options outstanding                                                     70,100        39,300       41,900
Weighted average exercise price of options outstanding                   $1.95         $4.75        $6.36
Weighted average remaining contractual life of options outstanding   7.1 years     1.1 years    3.3 years
Options exercisable                                                     13,360        39,300       38,780
Weighted average exercise price of options exercisable                   $2.66         $4.75        $6.44
                                                                    --------------------------------------


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

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY

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

         The following table sets forth the computation of basic and diluted earnings per share:


                                                                   1998           1997             1996
                                                              ------------------------------------------
Numerator for basic and diluted earnings per share:
    Net earnings (loss)                                       $     179,324   $  (677,339)   $   256,566
    Less dividends paid:
      Class A common                                                 80,358       240,474        240,474
      Class B common                                                   --          20,000         20,000
                                                              ------------------------------------------
    Undistributed earnings (loss)                             $      98,966   $  (937,813)   $    (3,908)
Denominator for basic and diluted earnings per share:
    Weighted average shares:
      Class A common                                              2,008,949     2,004,751      2,003,949
      Class B common                                                499,998       500,000        500,000
                                                              ------------------------------------------
        Total                                                     2,508,947     2,504,751      2,503,949
Calculation of basic and diluted earnings (loss) per share:
    Class A common:
      Distributed earnings                                    $        0.04   $      0.12    $      0.12
      Undistributed earnings (loss)                                    0.04         (0.37)          0.00
                                                              ------------------------------------------
      Basic and diluted earnings (loss) per share             $        0.08   $     (0.25)   $      0.12
    Class B common:
      Distributed earnings                                    $        0.00   $      0.04    $      0.04
      Undistributed earnings (loss)                                    0.04         (0.37)          0.00
                                                              ------------------------------------------
      Basic and diluted earnings (loss) per share             $        0.04   $     (0.33)   $      0.04
                                                              ==========================================


         Options to purchase shares of Class A common stock under the Company's Nonqualified Stock Option Plan were outstanding. However, these shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. See Note 10 for additional information regarding stock options.

         14. ENTERPRISE INFORMATION

         The Company operates as one reportable segment.

         GEOGRAPHIC INFORMATION

         Geographic information related to the Company's revenues and long-lived assets are as follows:


                                   Revenues (a)                              Long-Lived Assets
                                Year-ended December 31,                         December 31,
                      1998              1997                  1996         1998             1997
                  --------------------------------------------------------------------------------
United States     $12,700,166       $10,259,107            $10,961,469   $ 1,628,448   $ 1,721,026
Philippines              --             986,289              1,411,607          --            --
Other countries       449,828           391,068                540,754          --            --
                 ---------------------------------------------------------------------------------
Total             $13,149,994       $11,636,464            $12,913,830   $ 1,628,448   $ 1,721,026
                 ================================================================================

(a) Revenues are attributed to countries based on the location of customers.


         MAJOR CUSTOMERS

         One customer accounted for 16% of sales in 1998. The amount due from the customer at December 31, 1998 was approximately $1,589,400. Another customer accounted for 13% and 23% of sales in 1997 and 1996, respectively. The amount due from the customer was approximately $72,400 at December 31, 1997. In addition, a different customer accounted for 11% of sales in 1996.

ELEVEN YEAR REVIEW OF SELECTED FINANCIAL DATA


For the Years Ended December 31,            1998            1997             1996             1995              1994
-----------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Net sales                             $ 13,149,994     $ 11,636,464     $ 12,913,830     $ 12,902,268     $ 16,262,639
Cost of products sold                    7,122,327        6,644,969        6,503,886        6,159,220        7,674,331
                                      ---------------------------------------------------------------------------------
Gross profit                             6,027,667        4,991,495        6,409,944        6,743,048        8,588,308

General and administrative               1,421,910        1,642,345        1,661,419        1,691,228        1,847,018
Marketing and selling                    2,350,465        2,274,716        2,332,151        2,784,829        2,753,570
Research and development                 1,751,603        1,784,590        1,980,856        2,533,422        2,537,056
Other income (expense)                    (109,865)         (51,183)         (17,552)         (40,985)         (87,722)
                                      ---------------------------------------------------------------------------------

Earnings (loss) before income taxes        393,824         (761,339)         417,966         (307,416)       1,362,942
Income taxes                               214,500          (84,000)         161,400          (76,700)         401,000
                                      ---------------------------------------------------------------------------------

Net earnings (loss)                   $    179,324     $   (677,339)    $    256,566     $   (230,716)    $    961,942
                                      =================================================================================
PER SHARE DATA:
Weighted average
 shares outstanding                      2,508,947        2,504,751        2,503,949        2,503,949        2,508,043
Basic and diluted earnings (loss)
 per share:
  Class A common                      $       0.08     $      (0.25)    $       0.12     $      (0.08)    $       0.40
  Class B common                      $       0.04     $      (0.33)    $       0.04     $      (0.16)    $       0.32

Shares outstanding at year end           2,508,947        2,508,949        2,503,949        2,503,949        2,503,949
Book value per share                  $       2.39     $       2.35     $       2.72     $       2.72     $       2.92
Cash dividends paid per share         $       0.04     $       0.12     $       0.12     $       0.12     $       0.12

OTHER DATA:
Working capital                       $  2,759,330     $  2,854,445     $  4,035,932     $  3,880,097     $  4,099,811
Current ratio                                  2.2              3.6              4.5              5.0              3.7
Total assets                          $  8,438,766     $  7,097,509     $  8,195,256     $  8,124,251     $  9,221,623
Total long-term obligations           $       --       $       --       $       --       $       --       $       --
Stockholders' equity                  $  5,989,492     $  5,890,530     $  6,816,468     $  6,820,376     $  7,311,566
After tax return on sales                      1.4%            (5.8)%            2.0%            (1.8)%            5.9%
Return on equity                               3.0%           (11.5)%            3.8%            (3.4)%           13.2%
-----------------------------------------------------------------------------------------------------------------------

(1) Includes restructuring charge of $1,375,000 for estimated costs associated with severance payments, discontinuance of certain product lines, consolidation of facilities, and related matters.

(2) Includes gain of $187,000 from adoption of Statement of Financial Accounting Standards No. 109 titled "Accounting For Income Taxes."

                             ELECTRONIC TELE-COMMUNICATIONS, INC. AND SUBSIDIARY


     1993             1992             1991             1990             1989             1988
-------------------------------------------------------------------------------------------------
$ 16,854,708     $ 16,314,790     $ 17,897,351     $ 13,102,637     $  9,869,107     $  3,269,866
   7,723,430        8,076,399        8,542,136        5,352,084        5,179,304        1,754,464
-------------------------------------------------------------------------------------------------
   9,131,278        8,238,391        9,355,215        7,750,553        4,689,803        1,515,402

   2,090,129        2,041,188        2,342,440        1,728,570        1,214,545          442,202
   2,920,257        3,414,824        3,673,246        2,229,056        1,641,898          580,527
   2,469,730        2,577,943        2,473,116        2,087,500        1,234,041          638,602
    (154,452)      (1,709,390)(1)     (566,674)        (309,269)        (232,140)         181,876
-------------------------------------------------------------------------------------------------

   1,496,710       (1,504,954)         299,739        1,396,158          367,179           35,947
     368,000         (728,800)(2)       95,000          492,000          168,700           (1,200)
-------------------------------------------------------------------------------------------------

$  1,128,710     $   (776,154)    $    204,739     $    904,158     $    198,479     $     37,147
=================================================================================================



   2,512,274        2,530,195        2,508,189        2,296,726        2,295,000        2,295,000


$       0.47     $      (0.29)    $       0.10     $       0.41     $       0.10     $       0.03
$       0.39     $      (0.37)    $       0.02     $       0.33     $       0.02     $      (0.05)

   2,502,149        2,502,149        2,563,238        2,300,000        2,295,000        2,295,000
$       2.64     $       2.27     $       2.71     $       2.50     $       2.18     $       2.18
$       0.10     $       0.10     $       0.10     $       0.10     $       0.10     $       0.08


$  2,928,946     $  3,350,661     $  5,982,277     $  2,813,104     $  2,380,702     $  4,329,206
         2.4              2.1              3.2              2.0              2.5             28.0
$  9,144,744     $ 10,743,754     $ 13,321,905     $  9,261,853     $  8,646,024     $  5,220,946
$       --       $  1,650,000     $  3,600,000     $    766,667     $  2,066,667     $       --
$  6,601,234     $  5,682,739     $  6,950,118     $  5,751,300     $  5,012,517     $  5,003,538
         6.7%            (4.8)%            1.1%             6.9%             2.0%             1.1%
        17.1%           (13.7)%            2.9%            15.7%             4.0%             0.7%
-------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                         ---------------------------------------------------------------------------
                                                                                      1998 QUARTERS
                                                         ---------------------------------------------------------------------------
                                                           FIRST           SECOND          THIRD            FOURTH          TOTAL
                                                        ----------------------------------------------------------------------------
NET SALES                                                $2,646,417      $3,209,765     $3,025,266      $4,268,546      $13,149,994
GROSS PROFIT                                              1,132,818       1,579,770      1,476,613       1,838,466        6,027,667
NET EARNINGS (LOSS)                                        (244,083)         52,034         20,682         350,691          179,324

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
 CLASS A COMMON                                              (0.09)           0.02            0.01           0.14             0.08
 CLASS B COMMON                                              (0.13)           0.02            0.01           0.14             0.04

DIVIDENDS PER CLASS A COMMON SHARE                            0.04            0.00            0.00           0.00             0.04

STOCK PRICE FOR CLASS A COMMON:
 HIGH                                                          2 1/4           2               1 1/2          1 3/8
 LOW                                                           1 7/16          1 5/16            7/8            3/8

                                                         ---------------------------------------------------------------------------
                                                                                       1997 Quarters
                                                         ---------------------------------------------------------------------------
                                                           First         Second           Third          Fourth           Total
                                                         ---------------------------------------------------------------------------
Net sales                                                $3,499,879      $3,052,554     $2,544,378      $2,539,653      $11,636,464
Gross profit                                              1,548,970       1,467,335        898,383       1,076,807        4,991,495
Net earnings (loss)                                          77,930          14,621       (397,592)       (372,298)        (677,339)

Basic and diluted earnings (loss) per share:
 Class A common                                                0.04            0.01          (0.15)          (0.15)           (0.25)
 Class B common                                               (0.02)           0.01          (0.17)          (0.15)           (0.33)

Dividends per Class A common share                             0.06            0.00           0.06            0.00             0.12

Stock price for Class A common:
 High                                                          3 1/8            2 5/8         3               2 7/8
 Low                                                           1 3/4            2             1 3/4           2
                                                         ---------------------------------------------------------------------------


SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

2:00 P.M., Friday, May 7,1999, Merrill Hills Country Club, W270 S3425 Merrill Hills Road, Waukesha, WI 53188

10-K REPORT AND INVESTOR RELATIONS

Electronic Tele-Communications, Inc. Form 10-K annual report may be obtained without charge by writing to Investor Relations Department, Electronic Tele-Communications, Inc., 1915 MacArthur Road, Waukesha, WI 53188. Investor relations inquiries may be made in writing or by telephone, (414) 542-5600.

STOCK HELD IN "STREET NAME"

Electronic Tele-Communications, Inc. maintains a direct mailing list to ensure that shareholders whose stock is held in broker accounts receive shareholder information on a timely basis. Shareholders may add their names to this list by writing or calling our Investor Relations Department.

STOCK LISTING

Electronic Tele-Communications, Inc. Class A common stock trades on The NASDAQ Stock Market under the symbol ETCIA.

SHAREHOLDERS OF RECORD

As of March 1, 1999, there were approximately 800 shareholders of record and beneficial shareholders owning Class A common stock.

TRANSFER AGENT AND REGISTRAR

For address changes or questions regarding your shares or dividend checks, please contact: Firstar Trust Company, 1555 North River Center Drive, Suite 301, Milwaukee, WI, 53212, Telephone (414) 905-5000.

INDEPENDENT AUDITORS

Ernst & Young LLP, 111 East Kilbourn Avenue, Milwaukee, WI 53202

LEGAL COUNSEL

Quarles & Brady, 411 East Wisconsin Avenue, Milwaukee, WI 53202

CORPORATE OFFICERS, DIRECTORS, and COMMITTEE ASSIGNMENTS

                             OUTSIDE DIRECTORS

[PHOTO]                      -  Richard A. Gabriel, 1,2, Consultant
Dean W. Danner
                             -  A. William Huelsman, 2,4, Investor

                             -  Joanne B. Huelsman, Esq., 1,
                                Wisconsin State Senator
[PHOTO]
Jeffrey M. Nigl              -  Peter J. Lettenberger, Esq., 2,
                                Partner, Quarles & Brady


[PHOTO]                      INSIDE DIRECTORS
Cynthia K. Carlson
                             -  Bonita M. Danner, P.E., 1,3,
                                Vice President Engineering

                             -  Dean W. Danner, P.E., 3,4, President and
                                Chief Executive Officer
[PHOTO]
Hazel Danner                 -  George W. Danner, P.E., 3, Chairman of the Board

                             - Hazel Danner, 3,4, Corporate Secretary and Director Human Resources
[PHOTO]
Bonita M. Danner

                             COMMITTEE ASSIGNMENTS

[PHOTO]                      1--Audit Committee
Robert R. Spiering
                             2--Compensation and Stock Option Committee

                             3--Executive Committee

                             4--Building and Grounds Committee



                             CORPORATE OFFICERS

                             -  Dean W. Danner, P.E., President and
                                Chief Executive Officer

                             -  Jeffrey M. Nigl, C.P.A., Vice President,
                                Treasurer and Chief Financial Officer

                             -  Cynthia K. Carlson, Vice President Sales

                             -  Hazel Danner, Corporate Secretary and
                                Director Human Resources

                             -  Bonita M. Danner, P.E., Vice President
                                Engineering

                             -  Robert R. Spiering, Vice President
                                Technical Services

                             -  Elaine McTyre, Assistant Corporate Secretary

                                   [ETC LOGO]



                                 CORPORATE OFFICE
                     1915 MacArthur Road, Waukesha, WI53188
                      phone: 414-542-5600 fax: 414-542-1524
                            toll-free: 1-888-746-4382
                              http://www.etcia.com