Form 10-K, Exhibit 13
period 1999-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 2000-03-29
CIK 773547

                      ELECTRONIC TELE-COMMUNICATIONS, INC.

                                      1999

                                                                         ANNUAL
                                                                         REPORT

TABLE OF CONTENTS
                 --------------------------------------------------------------


                               Letter to Shareholders                         1


                               1999 Highlights                                2


                               The Voice of the Network(TM)                   4


                               Management's Discussion and Analysis           6


                               Report of Auditors                             9


                               Consolidated Financial Statements             10


                               Notes to Financial Statements                 14


                    ETC        Five Year Review                              22
           is a quality
            supplier of
     telecommunications        Quarterly Financial Data                      23
          solutions for
          our customers
             worldwide.        Shareholder Information                       24


ETC's Mission Statement        Corporate Officers and Directors              25

A LETTER TO OUR SHAREHOLDERS
                            ---------------------------------------------------

[PHOTO]
                                           "The year 2000 marks a special event
                                           for your Company. ETC will celebrate
                                                         its 20th anniversary."

    "To celebrate our
          history and
     accomplishments,
    ETC will host its
          2000 Annual
         Shareholders
       Meeting at its
corporate facility...

        Preceding the
    meeting, everyone
   is also invited to
   ETC's Open House."



ETC ended 1999, to our disappointment, with a small loss for the year. After beginning the year with three profitable quarters, and continuing on the positive trend created in early 1998, an extremely weak 1999 fourth quarter eroded our year-to-date profits. It appears the slow down in the fourth quarter was primarily due to Y2K. Many of our customers held back on their purchases and waited to see what effect Y2K would have on their business. Many other technology companies experienced similar slow downs. Most companies, including ETC, made it through Y2K relatively unscathed, and sales activity is increasing.

ETC's sales for 1999 were $10,824,000, resulting in a loss of $94,000, or $.02 per Class A common share. On 1998 sales of $13,150,000, ETC recorded a profit of $179,000, or $.08 per Class A common share. The fourth quarter of 1999 was very slow with sales of $1,791,000 and a loss of $392,000, or $.16 per share. The comparable period of 1998 had sales of $4,269,000 and a profit of $351,000, or $.14 per share.

Despite the unacceptable 1999 financial results, we remain optimistic about the future of ETC. In August we announced the addition of Joe Voight as ETC's new Vice President of Sales. Joe brings 20 plus years of sales management experience to ETC and has extensive experience selling central office support products to the telecommunications industry. We welcome Joe to the ETC team and look forward to his contribution toward positioning ETC to capitalize on the rapid and explosive growth taking place in the telecommunications industry.

Another exciting 1999 event for ETC was our October participation in the TELECOM 99 + INTERACTIVE 99, an international convention which occurs in Geneva, Switzerland every four years. At the convention, ETC introduced Digicept Emcee(TM), an open-systems network peripheral which acts as The Voice of the Network(TM). The Emcee offers standard and revenue-generating applications, enhanced services, and opportunities for branding and custom messaging for our customers. Additionally, the Emcee is built around a CompactPCI(R) architecture and Windows(R) NT/Windows 2000 operating system both of which provide an easy path to future capabilities and applications. We look forward to shipping Emcee to our customers in 2000.

The year 2000 marks a special event for your Company. ETC~will celebrate its 20th anniversary. Although we recognize June 1980 as the incorporation of ETC, our company's history goes back to 1933, the year in which The Audichron Company introduced the Time of Day Answering system. (ETC~acquired The Audichron Company in 1989.) To celebrate our history and accomplishments, ETC will host its 2000 Annual Shareholders Meeting at its corporate facility on May 5, 2000 at 2:00 p.m. Central Time. Preceding the meeting, everyone is also invited to ETC's Open House which will begin at noon.

In conclusion, we would like to thank our shareholders, customers and employees for their support over the past year. Please visit us on our web site at www.etcia.com to follow our progress in 2000.


Sincerely,



/s/ Dean W. Danner
-------------------------------------

Dean W. Danner
President and Chief Executive Officer
March 13, 2000

[PHOTO]

                                                                           1999

                                             "Emcee reflects a dynamic shift in
                                           ETC's future product development and
JOE VOIGHT,                                         where we, as a company, are
VICE PRESIDENT                            positioning ourselves in the market."
OF SALES
---------------------                   Scott Stephenson, Director of Marketing


Q:   WHAT FACTORS HAD THE MOST IMPACT ON ETC'S 1999 SALES?

A: Two components adversely affected ETC for 1999. The first, was our customer's allocation of resources to Y2K. The second was the merger mania in the industry between service providers such as Regional Bell Operating Companies, Incumbent Local Exchange Carriers and Long Distance Carriers. Both factors significantly tied up budgetary resources. Projects in the pipeline for 1999 were pushed into 2000. The dust needs to settle before budgets can be reworked and the purchasing process can take place.

Q:   ONCE THE MERGERS ARE COMPLETE, WILL IT BE BUSINESS AS USUAL?

A: Actually, mergers have contributed to re-defining the network and have in effect, generated a window of opportunity for ETC.

     Acquisitions have enabled the big players to secure technologies and a variety of network advantages. These companies are discovering, though, as they redeploy and fund their networks, that they can't do everything. Instead, they are focusing on what they historically do best--switching. Resources are being designated for developing new switches and software to update existing switches to work in their new networks.

     Any necessary add-on products for these integrated networks must be able to exist outside a traditional Central Office and meet a variety of different protocols. Products that are 100% proprietary do not fit into the equation. A window of opportunity exists for companies that can offer products that are not hard-coded with switch-specific software.

Q:   CAN ETC OFFER THESE TYPES OF PRODUCTS?

A: 1999 was a transition year for ETC. We began migrating from products marketed toward the traditional telephone network to those that fit in the converged network. Products that function in the converged network interface with traditional and newer methods of transmitting voice and data. The launch of Emcee at World Telecom Geneva was an important first step for ETC. We anticipate Emcee will be ready for deployment in the marketplace in early 2000. Emcee frees ETC from its reliance on the switch and allows it to make and complete calls--in essence, to be the voice of the network.

Q:   What changes have occurred in sales philosophy?

A: Rather than simply being one of many suppliers, we are focused on being a Partner--working closely with the service provider to develop a long-term Partner relationship. We are laying the groundwork for creating partner relationships with a number of companies. Being a Partner involves completing the necessary product testing and certifications, as well as developing specific applications that meet advanced network requirements.


DIGICEPT EMCEE(TM) DEBUT
-------------------------------------------------------------------------------

ETC formally introduced its new open-systems network peripheral at TELECOM 99 + INTERACTIVE 99 last October in Geneva, Switzerland. Approximately 200,000 visitors attended this show, considered to be the world's predominant telecommunications event. A core team of engineering, sales and marketing represented ETC and answered questions regarding Emcee's revenue-generating applications, enhanced services, and opportunities for branding and custom messaging.

A sampling of the product's capabilities was demonstrated at the convention. Applications included automatic callback (information about last incoming call such as telephone number, date, time of call and dial out to that number), changed number with call completion (notification of changed telephone numbers with the option to connect to the new number), repeat dial (distinctive ring notifies caller when a busy line is available), wake-up/reminder service and time, temperature and weather announcement service.

Emcee interfaces with and supports applications for T1, E1, ISDN, and SS7 network protocols. Additionally, Emcee's open-standard CompactPCI architecture and Windows(R) NT/Windows 2000 operating system provide the path to future capabilities and applications.


[PHOTO]

(l-r:) David Haugen, International Sales; Scott Stephenson, Director of Marketing; Joe Voight, Vice President of Sales; Dean Danner, CEO; and Boni Danner, Vice President of Engineering.

                                                                        [PHOTO]

HIGHLIGHTS




[PHOTO]

         "Providing TTY                              ETC's next-generation time,
     intercept messages                      temperature, and weather announcer,
   is an important part                        Audichron Zephyr, made an advance
     of providing equal                                 appearance last October.
          communication
   access for the deaf,
   and hard-of-hearing,
           population."

      Scott Stephenson,
  Director of Marketing


TTY INTERCEPT TAKES
CENTER STAGE
-------------------------------------------------------------------------------

TTY intercept moved into the news spotlight thanks to Section 255 rulings and the lead taken by the Wisconsin Public Service Commission in proposing legislation to require intercept messages in TTY compatible format. Service providers, in an effort to jumpstart their networks before final mandates, are considering adding TTY tones following standard intercept messages, such as changed number, to provide equal communication access for the deaf, hard of hearing and speech-impaired.

ETC received invitations in 1999 to share information regarding TTY intercept in its intercept products. Scott Stephenson, ETC's Director of Marketing, presented TTY Intercept at the Wisconsin Association of the Deaf's 46th Biennial Convention. He also served as a Research Forum Panelist at the 13th Biennial Telecommunications for the Deaf, Inc. International Conference in Seattle, Washington.

TTY conversations take place by callers typing messages back and forth, instead of talking and listening. TTY intercept would enable notification of changed numbers, new area codes or other out-of-service information to TTY device users. Currently, most intercept messages are typically supplied in spoken format only.


AUDICHRON ZEPHYR(TM) PREVIEW
AT BMA
-------------------------------------------------------------------------------

ETC's next-generation time, temperature, and weather announcer, Audichron Zephyr, made an advance appearance at the Bank Marketing Association Marketing Forum last October. An official product rollout is anticipated in mid 2000.

Audichron Zephyr continues ETC's 60-year tradition of supplying successful marketing, advertising, and promotional solutions by providing time, temperature and weather service to the community. The banking industry represents a major portion of ETC's customer base of current time, temperature, weather providers. Radio stations, funeral homes, health care providers, schools, hotels and theaters, to name a few, also offer these types of services to differentiate themselves in the market.



[PHOTO]

      Our goal is total
     administration for
       the customer. We
can configure, monitor,
           and manage a
      system remotely--
     the customer never
           has to touch
        his equipment."

         Rudy Spiering,
        Vice President,
     Technical Services


USAGE OF ETC'S TECH OPTIONS AT ALL-TIME HIGH
-------------------------------------------------------------------------------

ETC saw increased usage of its technical installation, education, and professional recording services in 1999. This increased demand attests to a market hungry for professional assistance in the administration and~maximum utilization of equipment.

ETC~technicians completed over 130 installations in 1999 from Alaska to Maine to Mexico. Typical services included installation of circuit cards, power supplies and probes; connection of cables, T1 lines and power; and complete system check-out and initialization. Four levels of installation services are available, or a customer can request a quote for custom needs.

Installation services is the first step in ETC offering its customers total administration. During 2000, efforts will be focused on a hands-free program whereby ETC remotely manages system configuration, message creation/downloading, and overall monitoring of the system. If needed, modifications can be made by ETC for worry-free maintenance and administration.

Over 50 hands-on classes were conducted for approximately 200 students through ETC's training program. Customized formats combined with accessible class locations provide a convenient and flexible structure for ETC customers. Classes continuously improve in response to suggestions on instructor evaluation forms.

Additionally, ETC Recording Services saw increased revenues and usage by companies outside the telephone industry. New customers included major department stores and toll-free ordering services. A variety of businesses are realizing the importance of professional voices for their voice messaging equipment.

THE VOICE OF THE


[PHOTO]

MARKETS
        -----------------------------------------------------------------------

ETC markets products to providers of wireline or wireless service--ILECs (incumbent local exchange carriers), RBOCs (Regional Bell Operating Companies), CLECs (competitive local exchange carriers), and cellular and PCS carriers. In addition, long distance companies, cable companies, and utilities who have provided access to the public telephone network through their switches are prospective customers. The opening of the market to competition mandated by the Telecommunications Act of 1996 has broadened ETC's domestic opportunity for business and generated increased interest in applications that can differentiate service providers.

Internationally, ETC markets its products to countries in South America, Asia and other parts of the world. In addition to ETC's sales staff, a network of distributors assists in marketing ETC products abroad. Best-selling products include the popular MAX Terminator and the Digicept DNA Module.

ETC also offers solutions for an array of businesses and industries around the world. Applications can be found in health care, finance, education, transportation, theaters, and hospitality. ETC products are an easy, economical way for businesses to transform their telephones into public bulletin boards, community promotional tools, business advertising mediums, or information services.

[PHOTO]

 "The last incoming
      call was from
          313-4485.

 This call occurred
      on October 10,
  1999 at 5:04 p.m.

If you wish to call
  this number using
Automatic Callback,
        press one."

         ***

    "The number you
      have reached,

       313-4292 has
      been changed.

  The new number is
          313-2887.

To connect directly
      for 55 cents,
         press one."

PRODUCTS
        -----------------------------------------------------------------------

ETC's team approach to product development incorporates research with data from the field. Products are designed for switch compatibility and are submitted to a number of OEM certification or compliance field testing programs on a regular basis. Scalability and centralized administration features ensure ETC systems grow with increased customer and network needs.

- DIGICEPT EMCEE supplies the functionality, compatibility, and revenue-generating applications needed for today's advanced network. Applications are virtually unlimited and can include: changed number with call completion, wake-up/reminder service, repeat dialing, and time, temperature and weather. An open-standard platform, Emcee interfaces with and supports applications for T1, E1, ISDN and SS7 protocols. The system delivers a graphical user interface and Bellcore standard billing records for ease of management.

- DIGICEPT(R) DNA MODULES announce information for the switch related to changed numbers, network status, calling feature status or payment information. These messages, called intercept, are often customized by the service provider to include branding for name recognition in the industry. Revenue-generating applications such as time and temperature have been integrated into this scalable, modular system.

- AUDICHRON(R) 410 combines voice mail and audiotex in an easy-to-administer platform. Configurable Class of Service templates enable administrators to set up various service packages. Additionally, an information bulletin board can be set up whereby callers receive up-to-the-minute information by pressing the appropriate numbers on their telephone keypad.

- MAX(TM) TERMINATOR keeps telephone peripherals working efficiently by detecting steady or interrupted progress tones and quickly disconnecting the line. Freeing the line to receive additional calls is important in call sequencing when a holding caller hangs up and effectively ties up the line. MAX Terminator also prevents the recording of annoying telephone tones on voice mail systems when callers hang up rather than leaving messages.

- AUDICHRON TIME, TEMPERATURE AND WEATHER ANNOUNCEMENT SYSTEMS offer essential services to the community. Providers can order various Weathertel(R) forecasting packages. Updated forecasts are sent electronically from ETC's Atlanta Weather Center and downloaded into ETC weather equipment. Ad messages, played before these announcements, can be recorded by the sponsor or ordered through ETC's Recording Services Studio.

NETWORK(TM)                              "Let Repeat Dialing call you back when
                                        this line is available. To activate for
                                                          65 cents, press one."

[PHOTO]


     "Good morning.
       This is your
    Wake-Up Service
  brought to you by
      XYZ Cellular.

The current time is
           7:00 AM.

 The temperature is
19 degrees Celsius.

  Increasing clouds
   and a chance for
      thunderstorms
this afternoon with
       a high of 25
   degrees Celsius.

  Have a good day."

INDUSTRY TRENDS
               ----------------------------------------------------------------

Competition.
Convergence.
Change.

Since the Telecommunications Act of 1996 opened the industry to competition, service providers have discovered the importance of differentiation in the market. Consumers now have more choices than ever for an array of standard and enhanced telecommunications services. Providers demand products that offer branding, enhanced services and custom applications in order to stay competitive. Furthermore, they expect integration, flexibility, centralized administration, scalability and revenue generating capabilities to maximize network potential.

The trend of convergence, the bringing together of many traditional and newer methods of sending information over the network, also shapes the industry. Converged networks can offer integrated services of voice, video, data, fax and Internet over a single connection. Networks of the future will rely on convergence to offer customers enhanced services, billing, and management options for the ultimate communications network. Supplying products that integrate effectively in the converging network provide the pathway to additional opportunities.

The concurrent evolution of the industry and the network provides an exciting arena of growth, challenge and business opportunity. As the network emerges, companies are continually redefining their roles and developing innovative products to meet new customer needs. The explosion of new product offerings, service providers, integrated services, mergers and alliances over the last several year attests to an industry defined by change.

ETC is no exception. Our vision has expanded beyond our traditional position in the switched telephone network to where we can find our voice in a converging network. The development of open-standard products, such as Emcee, will enable ETC to compete by providing the appropriate interfaces and integrative network capabilities. Also, product development can occur more rapidly, enabling ETC~to bring advanced applications to market faster for our customers.



[PHOTO]


HISTORY
       ------------------------------------------------------------------------

ETC's history stems from a revolutionary idea.

In 1949, its founder George Danner, along with Joseph Zimmerman, an equally aspiring engineer, introduced their Electronic Secretary telephone answering and recording device. Innovative for its time, the device offered telephone companies a means to provide service to its customers and a new avenue for revenue generation. Despite initial resistance by the phone companies, product demand and investment eventually ensured not only the success of the Electronic Secretary, but the birth of a new company.

The two-person Electronic Secretary operation grew to 60 employees. General Telephone System approached the founders for acquisition and a merger was consummated in 1957. By 1963, with 160 employees, annual sales exceeded four million dollars.

Further integration took place with General Telephone Company's largest manufacturing facility, GTE Automatic Electric, as the Waukesha Branch. In 1980, Danner left GTE to establish Electronic Tele-Communications, Inc. and introduced central office digital voice announcers.

Two acquisitions followed. In1989, ETC acquired The Audichron Company, inventor of the telephone time of day answering system. In 1991, ETC acquired Automation Electronics Corporation, expanding ETC's telco offerings to include announcement devices for business applications.

Today, ETC continues to build on its cornerstone of innovation and meeting customer needs. Our products and related services offer a means to generate revenue, provide enhanced services, and most importantly, speak for the network.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, and Five Year Review of Selected Financial Data, all of which appear later in this report.


     RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's Consolidated Statements of Operations, expressed as percentages of net sales, together with the percentage changes in such items from the prior period.

     --------------------------------------------------------------------------
                                                                Percent Change
                                                                    Increase
                                                                   (Decrease)
                                                                 1999     1998
                                      Percentage of Net Sales     VS.      vs.
                                       1999     1998     1997    1998     1997
                                      -----------------------------------------
     Net sales                        100.0%   100.0%   100.0%  (17.7)%   13.0%
     Cost of products sold             50.5     54.2     57.1   (23.2)     7.2
     Gross profit                      49.5     45.8     42.9   (11.1)    20.8
     General and administrative
       expenses                        11.8     11.1     14.5   (12.9)   (12.9)
     Marketing and selling expenses    23.2     17.9     19.5     7.0      3.3
     Research and development
       expenses                        15.3     13.3     15.3    (5.6)    (1.8)
     Other income (expense)             0.0     (0.5)    (0.1)     *        *
     Earnings (loss) before income
       taxes                           (0.8)     3.0     (6.5)     *        *
     Income taxes (benefit)             0.1      1.6     (0.7)     *        *
     Net earnings (loss)               (0.9)     1.4     (5.8)     *        *
     --------------------------------------------------------------------------
     *Not meaningful to presentation



                                  1999 VS. 1998

     REVENUES
     Net sales decreased by 18% from $13,150,000 in 1998 to $10,824,000 in 1999.
     The decrease in net sales in 1999 was due primarily to lower sales of the Company's interactive voice information systems. Sales of the Company's interactive voice information systems were made primarily to large, original equipment manufacturers, several operating telephone companies, and competitive local exchange carriers. Sales of interactive voice information systems decreased $2,071,000 in 1999 and represented 53% and 59% of sales in 1999 and 1998, respectively. The decrease was due to a $2,000,000 sale to a major customer in 1998 that did not repeat in 1999. Sales of older technology passive recorder/announcer, call sequencer, and other miscellaneous equipment decreased $572,000 in 1999 to $966,000, and it is expected that these sales will continue to decrease as a percentage of total Company sales in upcoming years as the industry continues to shift toward interactive products. Revenue dollars from operating leases, installment sales contracts, and services increased slightly between years to $3,866,000 in 1999, representing 36% and 29% of net sales in 1999 and 1998, respectively. The increase was due primarily to increased sales of the Company's newer time/weather/temperature systems under installment sales contracts. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues.

     GROSS PROFIT
     Gross profit was 49.5% of net sales in 1999 versus 45.8% in 1998. The increase was due primarily to higher sales in 1999 of various Y2K upgrades which have a higher profit margin than the Company's normal product mix, partially offset by spreading fixed manufacturing costs over a lower 1999 sales volume. In addition, the 1998 gross margin was adversely affected by volume discounts and trade-up allowances given to a major customer in 1998.

                                           ELECTRONIC TELE-COMMUNICATIONS, INC.


     OPERATING EXPENSES
     Total operating expenses were $5,445,000 in 1999, or 50.3% of net sales, compared to $5,567,000 in 1998, or 42.3% of net sales. The decrease in operating expense dollars in 1999 consisted of decreases in general and administrative expenses and research and development expenses, partially offset by an increase in marketing and selling expenses. The decrease in general and administrative expenses was due primarily to lower 1999 facility costs, and the impact of professional fees in 1998 related to corporate strategic planning that did not repeat in 1999. Research and development expense decreased between years due to lower salaries and benefits related to open engineering positions in 1999, and lower patent fees. Marketing and selling expenses were up in 1999 due to attendance at an international telecom show in Geneva, Switzerland, together with increases in advertising in trade publications, and increased salary, benefits and commission expenses related to sales positions that were fully staffed during 1999. As a percentage of net sales, all operating expense categories increased between years due to spreading fixed operating costs over a lower sales volume.

     OTHER INCOME AND EXPENSE
     Net other income in 1999 was $1,000, compared to net other expense of $67,000 in 1998. The decrease was due primarily to lower interest expense on decreased levels of bank borrowing in 1999.

     INCOME TAXES
     Income tax expense was $6,000 in 1999, or an effective tax rate of 6.8%, compared to income tax expense of $215,000 in 1998, or an effective tax rate of 54.5%. The 1999 income tax expense was a result of the statutory rate, adjusted for an increase in the valuation allowance on deferred tax assets, amortization of goodwill, and other permanent differences. The 1998 income tax expense was a result of federal and state taxes on net earnings and an increase in the valuation allowance on deferred tax assets, offset somewhat by reversal of a previously recorded tax liability no longer deemed necessary.

     NET LOSS AND LOSS PER SHARE
     Net loss was $94,000 in 1999 versus net earnings of $179,000 in 1998. The decrease in net earnings between years was due primarily to lower sales volume in 1999, partially offset by higher gross margins and lower operating expenses. Loss per Class A common share was $.02 in 1999 versus earnings of $.08 in 1998.


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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     OPERATING EXPENSES
     Total operating expenses were $5,567,000 in 1998, or 42.3% of net sales, compared to $5,741,000 in 1997, or 49.3% of net sales. The decrease in operating expense dollars in 1998 was primarily in general and administrative expenses due to lower staffing and decreased legal expenses. Marketing and selling expenses were up slightly in 1998 due to increased salary, benefits and commission expenses related to sales positions that were fully staffed during 1998. Research and development expense remained relatively constant between years. As a percentage of net sales, all operating expense categories decreased between years due to spreading fixed operating costs over higher sales volume.

     OTHER INCOME AND EXPENSE
     Net other expense in 1998 was $67,000, compared to $12,000 in 1997. The increase was related primarily to higher interest expense on increased levels of bank borrowing in 1998.

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



     LIQUIDITY AND CAPITAL RESOURCES

     Working capital was $2,300,000 at December 31, 1999, compared to $2,783,000 for 1998 and $2,854,000 for 1997. The decrease in working capital in 1999 was due primarily to investment in installment sales contracts, payments made for equipment and dividends, and a net loss. The slight decrease in working capital in 1998 was due primarily to investment in installment sales contracts and payments made for equipment and dividends, partially offset by net earnings. The decrease in working capital in 1997 was due primarily to a net loss and payments made for equipment and dividends. Cash provided by operating activities in 1999 of $909,000 was a result of a decrease in accounts receivable, partially offset by investment in installment sales contracts, an increase in inventories, reductions in payables and accrued expenses, and a net loss.

     In 1999, payments made for dividends, purchases of capital equipment, and repayment of short-term borrowings were funded primarily by the reduction of accounts receivable. In 1998, payments made for dividends and purchases of capital equipment were funded primarily by short-term borrowings and reductions of inventories. In 1997, payments made for dividends and purchases of capital equipment were funded primarily by short-term ~borrowings and reductions of accounts receivable and inventories.

     In 1999, the decrease in accounts receivable was due to a large sale to a customer in December 1998 that was paid in January 1999. This sale also resulted in the increase in accounts receivable and reduction in inventories in 1998. Income tax refunds in 1998 were in response to tax returns filed to claim refunds by carryback of the 1997 loss to offset previous years' earnings.

     Capital expenditures were $189,000 in 1999, $247,000 in 1998, and $233,000 in 1997. Capital expenditures in 1999 consisted primarily of computer equipment and software additions and upgrades, together with purchases of development equipment for engineering. Capital expenditures in 1998 and 1997 consisted primarily of computer equipment additions and upgrades.

     As of December 31, 1999, the Company had borrowings of $200,000 on its available $3,500,000 revolving credit facility. The revolving credit facility expires on June 30, 2000.

                                           ELECTRONIC TELE-COMMUNICATIONS, INC.


     At current operating levels, management believes that future cash generated from operations, together with the available revolving credit facility, will provide adequate funds to meet the Company's operating needs for the foreseeable future.

     IMPACT OF YEAR 2000

     In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission-critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company's expenses during 1999 in connection with remediating its systems were minimal and were included in the Company's normal operating budget. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission-critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

     FORWARD-LOOKING STATEMENTS

     From time to time, information provided by the Company, statements made by its employees, and information included in its filings with the Securities and Exchange Commission which are not historical facts are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. Such forward-looking information is provided pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties including, but not limited to, technology changes, backlog, acquisitions, status of the economy, governmental regulations, sources of supply, expense structure, product mix, major customers, competition, litigation, and other risk factors detailed in the Company's filings of Form 10-K with the Securities and Exchange Commission. Investors are encouraged to consider the risks and uncertainties included in those filings.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

     THE BOARD OF DIRECTORS AND SHAREHOLDERS
     ELECTRONIC TELE-COMMUNICATIONS, INC.

     We have audited the consolidated balance sheets of Electronic Tele-Communications, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




     /s/ Ernst & Young LLP

     Milwaukee, Wisconsin
     February 4, 2000

                                           ELECTRONIC TELE-COMMUNICATIONS, INC.



CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                        1999           1998           1997
     -------------------------------------------------------------------------
     NET SALES (Note 14)            $ 10,823,705   $ 13,149,994   $ 11,636,464

     COST OF PRODUCTS SOLD             5,467,581      7,122,327      6,644,969
                                    ------------------------------------------
     GROSS PROFIT                      5,356,124      6,027,667      4,991,495

     OPERATING EXPENSES:
       General and administrative      1,275,454      1,464,602      1,681,658
       Marketing and selling           2,515,635      2,350,465      2,274,716
       Research and development        1,654,246      1,751,603      1,784,590
                                    ------------------------------------------
                                       5,445,335      5,566,670      5,740,964
                                    ------------------------------------------

     EARNINGS (LOSS) FROM OPERATIONS     (89,211)       460,997       (749,469)

     OTHER INCOME (EXPENSE):
       Interest expense                   (2,171)       (67,388)       (19,278)
       Interest and dividend income        3,225            215          7,408
                                    ------------------------------------------
                                           1,054        (67,173)       (11,870)
                                    ------------------------------------------

     EARNINGS (LOSS) BEFORE
       INCOME TAXES                      (88,157)       393,824       (761,339)

       Income taxes
         (benefit) (Note 7)                6,000        214,500        (84,000)
                                    ------------------------------------------
     NET EARNINGS (LOSS)            $    (94,157)  $    179,324   $   (677,339)
                                    ==========================================

     BASIC AND DILUTED EARNINGS
       (LOSS) PER SHARE (Notes 11,
          12 and 13):
          Class A common            $      (0.02)  $       0.08   $      (0.25)
                                    ==========================================
          Class B common            $      (0.10)  $       0.04   $      (0.33)
                                    ==========================================
     -------------------------------------------------------------------------
     The accompanying notes are an integral part of these consolidated financial statements.

                                           ELECTRONIC TELE-COMMUNICATIONS, INC.



CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

                                                     1999            1998
     -------------------------------------------------------------------------
     ASSETS

     CURRENT ASSETS:
       Cash and cash equivalents                  $   307,652      $   848,087
       Trade accounts receivable, less
         allowance for doubtful accounts
         of $55,000 in 1999 and $81,800 in
         1998 (Notes 8 and 14)                        873,423        2,625,629
       Inventories (Notes 2 and 8)                  1,574,413        1,384,265
       Net investment in installment sales
         contracts (Note 3)                           288,925          156,022
       Refundable income taxes                         73,097             -
       Prepaid expenses and other current assets      127,905          166,051
                                                  ----------------------------
         Total current assets                       3,245,415        5,180,054

     PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 8)  1,460,281        1,628,448
     NET INVESTMENT IN INSTALLMENT SALES
       CONTRACTS (Note 3)                           1,122,842          748,842
     EXCESS OF COST OVER NET ASSETS ACQUIRED,
       less accumulated amortization of $418,184
       in 1999 and $387,898 in 1998 (Note 7)          851,137          881,422
                                                  ----------------------------

     Total Assets                                 $ 6,679,675      $ 8,438,766
                                                  ============================

     LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES:
       Revolving credit facility (Note 8)         $   200,000      $ 1,300,000
       Accounts payable                               120,892          173,958
       Accrued expenses (Note 6)                      534,837          704,105
       Income taxes payable                              -              50,750
       Deferred revenue                                89,327          168,068
                                                  ----------------------------
         Total current liabilities                    945,056        2,396,881

     LONG-TERM LIABILITIES (Note 5)                      -              52,393
                                                  ----------------------------
         Total liabilities                            945,056        2,449,274

     STOCKHOLDERS' EQUITY (Notes 11 and 12):
       Preferred stock, authorized
         5,000,000 shares, none issued                   -               -
       Class A common stock, authorized
         10,000,000 shares, par value $.01,
         issued and outstanding 2,008,949 shares       20,089           20,089
       Class B common stock, authorized
         10,000,000 shares, par value $.01,
         issued and outstanding 499,998 shares          5,000            5,000
     Additional paid-in capital                     3,335,349        3,335,349
     Retained earnings                              2,374,181        2,629,054
                                                  ----------------------------
         Total stockholders' equity                 5,734,619        5,989,492
                                                  ----------------------------
     Total Liabilities and Stockholders' Equity   $ 6,679,675      $ 8,438,766
     -------------------------------------------------------------------------

     The accompanying notes are an integral part of these consolidated financial statements.

                                           ELECTRONIC TELE-COMMUNICATIONS, INC.



CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                      1999            1998             1997
     -----------------------------------------------------------------------------------------
     CASH FLOWS FROM OPERATING ACTIVITIES:
     Net earnings (loss)                          $   (94,157)    $   179,324      $  (677,339)
     Adjustments to reconcile net earnings
       (loss) to net cash provided by (used in)
       operating activities:
       Depreciation and amortization                  380,578         373,038          387,473
       Issuance of common stock                          -               -              11,875
       Deferred income taxes                            6,000         210,500          243,200
       Loss from sale of equipment                        799           4,573            5,654
       Changes in operating assets and liabilities:
         Accounts receivable                        1,752,206      (1,534,853)         222,299
         Inventories                                 (190,148)        458,675          591,432
         Net investment in installment
           sales contracts                           (506,903)       (437,963)        (428,764)
         Prepaid expenses and other assets             38,146         (22,658)          10,049
         Accounts payable and accrued expenses       (274,727)         80,805         (132,419)
         Income taxes                                (123,847)        263,609         (413,198)
         Deferred revenue                             (78,741)         35,740          (64,051)
                                                  --------------------------------------------
           Total adjustments                        1,003,363        (568,534)         433,550
                                                  --------------------------------------------
         Net cash provided by (used in)
           operating activities                       909,206        (389,210)        (243,789)
                                                  ============================================
     CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                            (189,125)       (247,114)        (233,140)
     Proceeds from sale of equipment                      200             200             -
                                                  --------------------------------------------
       Net cash used in investing activities         (188,925)       (246,914)        (233,140)
                                                  ============================================

     CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings on revolving credit facility, net  (1,100,000)      1,075,000          225,000
     Dividends paid                                  (160,716)        (80,358)        (260,474)
     Purchase and retirement of common stock             -                 (4)            -
                                                  --------------------------------------------
       Net cash provided by (used in)
         financing activities                      (1,260,716)        994,638          (35,474)
                                                  ============================================

     Net increase (decrease) in cash and
       cash equivalents                              (540,435)        358,514         (512,403)

     Cash and cash equivalents at beginning
       of year                                        848,087         489,573        1,001,976
                                                  --------------------------------------------
     Cash and cash equivalents at end of year     $   307,652     $   848,087      $   489,573
                                                  ============================================

     Supplemental disclosures of cash flow information:
       Cash paid for income taxes                 $   147,495     $     7,027      $    85,998
       Cash received from income tax refunds           17,647         266,636             -
       Cash paid for interest expense                   8,027          63,018           16,904
     -----------------------------------------------------------------------------------------
     The accompanying notes are an integral part of these consolidated financial statements.


                      ELECTRONIC TELE-COMMUNICATIONS, INC.


Consolidated Statements of stockholders' Equity
Years Ended December 31, 1999, 1998 and 1997


                                                 Common Stock (Note 11)
                                     ----------------------------------------------
                                                                                                                         Total
                                             Class A                  Class B           Additional                       Stock-
                                       Number                   Number                    Paid-in       Retained        holders'
                                      of Shares     Amount     of Shares    Amount        Capital       Earnings         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996          2,003,949   $   20,039    500,000 $     5,000   $   3,323,528   $  3,467,901    $ 6,816,468

 Issuance of common stock                  5,000           50      -          -               11,825         -              11,875
 Net loss                                 -            -          -           -               -            (677,339)      (677,339)
  Cash dividends paid:
    $.12 per Class A common share         -            -          -           -               -            (240,474)      (240,474)
    $.04 per Class B common share         -            -          -           -               -             (20,000)       (20,000)

Balances at December 31, 1997          2,008,949       20,089    500,000       5,000       3,335,353      2,530,088      5,890,530
                                    ------------------------------------------------------------------------------------------------
  Purchase and retirement
   of common stock                        -            -              (2)     -                   (4)        -                  (4)
  Net earnings                            -            -          -           -               -             179,324        179,324
  Cash dividends paid:
    $.04 per Class A common share         -            -          -           -               -             (80,358)       (80,358)

Balances at December 31, 1998          2,008,949       20,089    499,998       5,000       3,335,349      2,629,054      5,989,492
                                    ------------------------------------------------------------------------------------------------

  NET LOSS                                -            -          -           -               -             (94,157)       (94,157)
  CASH DIVIDENDS PAID:
    $.08 PER CLASS A COMMON SHARE         -            -          -           -               -            (160,716)      (160,716)

                                    ------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1999          2,008,949    $  20,089    499,998   $   5,000     $ 3,335,349     $2,374,181     $5,734,619
                                    ===============================================================================================-
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998, AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND CONCENTRATION OF CREDIT RISK

The Company designs, manufactures, and markets digital voice information systems and related services. The Company's equipment provides a wide range of audio and computer information and call handling capabilities via telephone networks, computer networks, and the Internet. The Company's digital voice information systems deliver network interoperability and revenue-generating applications. Branding, time and temperature announcements, and weather forecasts are just a few of the applications designed to increase customers' name recognition and market presence. Additionally, revenue-generating applications such as automatic callback, changed number with call completion, repeat dialing, voice mail, and wake-up/reminder services enable providers to differentiate themselves from their competition. Services include professional recording, turn-key installations, on-site training, and 24-hour technical support.

The Company's customers include Regional Bell Operating Companies, Competitive Local Exchange Carriers, independent telephone companies, long distance companies, wireless carriers, cable companies, utilities, leading telecommunications manufacturers, and other businesses and organizations.

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

The Company leases certain voice announcement equipment for terms of one month to three years with renewal options on a month-to-month basis. All such leases are treated as operating leases. The leased equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the equipment.

EXCESS COST OVER NET ASSETS ACQUIRED

Excess cost over net assets acquired are recorded at cost and amortized by the straight-line method over periods between 25 and 40 years.

                      ELECTRONIC TELE-COMMUNICATIONS, INC.


IMPAIRMENT OF LONG-LIVED ASSETS

Property and equipment, goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

REVENUE RECOGNITION

Revenue from equipment sales is recognized at the time of shipment. Revenue from operating leases and services is recognized when the related service is provided. Revenue from the sale of maintenance contracts is deferred and recognized over the term of the contract.

Certain sales are under installment sales contracts of the Company's Audichron(R) 410 interactive systems. Revenue is recognized upon shipment of these systems to the customer. The difference between the expected minimum payments and the revenue recognized for each agreement is unearned revenue. The unearned revenue is amortized over the term of each agreement using the effective interest method.

Revenue from installment sales contracts, operating leases and services were approximately 36%, 29%, and 35% of total revenue in 1999, 1998 and 1997, respectively.

RESEARCH AND DEVELOPMENT

Research and development costs related to the design and development of new products are expensed as incurred.

SEGMENT INFORMATION

The Company reports segment information in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of a Business Enterprise and Related Information," which establishes standards for disclosures about operating segments in annual and interim financial statements, products and services, geographic areas and major customers. See Note 14 for additional information.

COMPREHENSIVE INCOME

Net income (loss) for 1999, 1998 and 1997 is the same as comprehensive income as defined pursuant to SFAS No. 130, "Reporting Comprehensive Income."

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137. Provisions of these standards are required to be adopted in years beginning after June 15, 2000. Because the Company has not used derivatives in the past and does not expect to do so in the future, the Company does not anticipate that the adoption of SFAS No. 133 and SFAS No. 137 will have an effect on its results of operations or financial position.

In March 1998, the AICPA issued SOP 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal Use." The SOP, which has been adopted prospectively as of January 1, 1999, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company does not develop its own software for internal use. The Company capitalizes the cost of software it obtains for internal use, and amortizes it using the straight-line method over the useful life of the software. Adoption of SOP 98-1 does not have an impact on the financial statements of the Company.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 1999 classifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998, AND 1997

2. INVENTORIES

Inventories consisted of the following at December 31:

                                        1999           1998
--------------------------------------------------------------------------------
Raw materials and supplies           $   577,456    $   437,349
Work-in-process and finished goods       714,119        559,674
Maintenance and demo parts               410,498        532,502
Reserve for obsolescence                (127,660)      (145,260)
                                     --------------------------
Total inventories                    $ 1,574,413    $ 1,384,265
                                     ===========    ===========
--------------------------------------------------------------------------------

3. INSTALLMENT SALES CONTRACTS

The Company engages in sales agreements with customers for Audichron(R) 410 systems that are accounted for as sales-type leases. The agreements have varying terms expiring in various years through 2005.

Following is a summary of the components of the Company's net investment in installment sales contracts at December 31:


                                                    1999          1998
--------------------------------------------------------------------------------
Total minimum lease payments to be received     $ 2,365,444    $ 1,582,037
Unearned revenue                                   (925,955)      (651,773)
Allowance for doubtful accounts                     (27,722)       (25,400)
Net investment in installment sales contracts   $ 1,411,767    $   904,864
                                                ===========    ===========
--------------------------------------------------------------------------------

In accordance with the sales agreements, title passes to the customer upon shipment of the equipment, and therefore, there is no residual value of the equipment.

Future minimum lease payments to be received under these agreements at December 31, 1999 are as follows:

Year                                                         Lease Payments
--------------------------------------------------------------------------------
2000                                                            $   646,662
2001                                                                613,279
2002                                                                508,920
2003                                                                367,415
2004                                                                211,689
Thereafter                                                           17,479
                                                                 ----------
Total minimum lease payments to be received                      $2,365,444
                                                                 ==========
--------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:


                                                      1999               1998
--------------------------------------------------------------------------------
Land                                              $   289,290       $   289,290
Buildings and improvements                          1,612,788         1,612,788
Equipment and furniture                             3,290,524         3,280,006
                                                   -----------------------------
                                                    5,192,602         5,182,084

Accumulated depreciation and amortization          (3,732,321)       (3,553,636)
                                                   -----------------------------
Net property, plant and equipment                  $1,460,281        $1,628,448
                                                   ==========        ==========
--------------------------------------------------------------------------------

                      ELECTRONIC TELE-COMMUNICATIONS, INC.


5. PLANT, OFFICE AND EQUIPMENT LEASES

The Company leases its plant and office facilities in Atlanta, Georgia and Pleasanton, California under long-term operating leases extending to the years 2000 and 2004, respectively. Future minimum lease payments at December 31, 1999 are as follows:

Year                               Rental Payments    Sublease Rentals    Net Rental Payments
---------------------------------------------------------------------------------------------
2000                                  $ 324,700          $   42,900             $ 281,800
2001                                    102,700                -                  102,700
2002                                    106,800                -                  106,800
2003                                    111,100                -                  111,100
2004                                     28,000                -                   28,000
                                     ----------------------------------------------------
Total minimum lease payments         $  673,300           $  42,900            $  630,400
                                     ====================================================
---------------------------------------------------------------------------------------------

Included in minimum lease payments are certain payments for abandoned leases. A liability of $40,700 and $117,500 at December 31, 1999 and 1998, respectively, for those payments is included in accrued expenses and long-term liabilities.

Rent expense consists of the following:

                                                   1999           1998           1997
----------------------------------------------------------------------------------------
Total rent expense                               $ 561,973     $  612,006     $  606,664
Amounts received under sublease rentals           (224,982)      (234,021)      (238,980)
                                                 ---------------------------------------
Net rent expense                                 $ 336,991     $  377,985     $  367,684
----------------------------------------------------------------------------------------

6. ACCRUED EXPENSES

Accrued expenses consists of the following at December 31:

                                      1999       1998
--------------------------------------------------------------------------------
Accrued wages and benefits          $277,714   $365,501
Product warranty reserve              73,416    108,475
State and local sales tax accrual     61,875     37,780
Other accrued expenses               121,832    192,349
                                    --------   --------
Total accrued expenses              $534,837   $704,105
                                    ========   ========
--------------------------------------------------------------------------------


7. INCOME TAXES

Income tax expense (benefit) consists of the following:

                                    1999         1998        1997
--------------------------------------------------------------------------------
Current:
  Federal                      $    --      $    --     $(332,200)
  State                             --          4,000       5,000
                               ----------------------------------
    Total current                   --          4,000    (327,200)
Deferred                          (2,200)      88,900       6,800
Change in valuation reserve        8,200      121,600     236,400
                               ----------------------------------
Income tax expense (benefit)   $   6,000    $ 214,500   $ (84,000)
                               ==================================
--------------------------------------------------------------------------------


A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:

                                                    1999          1998      1997
------------------------------------------------------------------------------------
Statutory rate                                     (34.0)%       34.0%      (34.0)%
State income taxes net of Federal benefit            -            0.7         0.4
State effect of change in deferred tax assets      (10.3)         1.4        (2.6)
Amortization of goodwill and acquisition costs      13.1          3.3         1.5
Change in deferred income tax valuation allowance    9.3         30.9        31.1
Reversal of previously recorded tax liability        -          (18.1)        -
Permanent differences                               28.7          2.3        (7.4)
                                                    --------------------------------
Effective tax rate                                   6.8%        54.5%      (11.0)%
------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998, AND 1997

At December 31, 1999, the Company had net operating loss carryforwards of approximately $711,400 available to offset future federal taxable income which expire in 2005 and 2019. The utilization of the net operating loss carryforwards of $528,600 is subject to an annual limitation of approximately $155,000. These carryforwards resulted from the Company's acquisition of Automation Electronics Corporation (AEC) in 1991. For financial reporting purposes, a valuation reserve of $179,300 as of December 31, 1999 and $185,300 as of December 31, 1998, was provided to offset the deferred tax assets related to those carryforwards. When realized, the tax benefit related to the acquired net operating loss carryforwards will be applied to reduce goodwill related to the acquisition of AEC. The additional valuation reserve of $441,200 and $433,000 at December 31, 1999 and 1998, respectively, was provided because of uncertainty as to whether a portion of the net deferred tax asset would be realized, based on the Company's financial results in the current and prior years. If the Company is profitable in future years, this portion of the valuation reserve will be reduced and used to offset income tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                     1999         1998
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Excess of tax over book depreciation            $ (13,800)   $ (18,200)
Deferred tax assets:
  Acquired net operating loss carryforwards         179,300      185,300
  Net operating loss carryforward generated          62,100         --
  Inventories                                       192,400      205,000
  Allowance for doubtful accounts                    31,400       40,800
  Restructuring charge                               15,500       44,600
  Accrued charges and other                         153,600      160,800
                                                  ----------------------
    Total deferred tax assets                       634,300      636,500
                                                  ----------------------
Net deferred tax asset before valuation reserve     620,500      618,300
Valuation reserve                                  (620,500)    (618,300)
                                                  ----------------------
Net deferred tax asset                            $    --      $    --
                                                  ======================
--------------------------------------------------------------------------------


8. REVOLVING CREDIT FACILITY

The Company has a $3,500,000 Revolving Credit Agreement with a bank. Under the agreement, the Company has the option to elect to have interest rates determined based upon the announced reference rate of the bank (8.50% at December 31, 1999), or LIBOR plus margin (8.49% at December 31, 1999). No compensating balances or commitment fees are required under the agreement. The agreement expires on June 30, 2000, at which time any outstanding balances are due.

As of December 31, 1999, the Company had borrowings of $200,000 on the revolving credit facility.

The revolving credit facility is secured by a credit agreement with the bank listing certain assets as collateral. The provisions of the credit agreement restrict security interests in Company assets, require maintenance of minimum current ratios, tangible net worth, net earnings, and debt ratios, and limit capital expenditures and restricted payments.


9. PROFIT SHARING PLAN

The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contributions and additional discretionary contributions determined by the Board of Directors which, in the aggregate, amounted to $85,200 in 1999, $86,500 in 1998, and $87,900 in 1997.

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.


10. STOCK OPTION PLAN

On May 7, 1999, the Board of Directors and Shareholders of the Company adopted a 1999 Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Stock Option Committee of the Board of Directors. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants. As of December 31, 1999, no options have been granted under the 1999 Plan, and 175,000 are available for granting.

In addition, the Company has a 1989 Nonqualified Stock Option Plan which expired with respect to granting of future options. Options outstanding under the 1989 Plan will remain in effect until they have been exercised or have expired or terminated.

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

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted- average assumptions:


                                                        1999                 1998               1997
---------------------------------------------------------------------------------------------------------
Risk-free interest rate                                 6.2%                 5.5%               6.3%
Expected dividend yield                                 2.7%                 6.4%               6.9%
Volatility factor of the expected market price of
  the Company's common stock                            0.89                 0.54               0.54
Weighted-average expected life of the option            4.6 YEARS            4.6 years          4.6 years
                                                        =================================================
---------------------------------------------------------------------------------------------------------

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


                                           1999            1998          1997
--------------------------------------------------------------------------------
Pro forma net income (loss)            $   (98,670)      $175,260   $  (681,362)
Pro forma earnings (loss) per share:
    Class A common                     $     (0.02)   $      0.08   $     (0.26)
    Class B common                     $     (0.10)   $      0.04   $     (0.34)
                                       ========================================
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999, 1998, AND 1997

Transactions with respect to the Company's stock option plan were as follows:


                                            1997                   1998                     1999
--------------------------------------------------------------------------------------------------------
                                               Weighted                Weighted                 WEIGHTED
                                                Average                 Average                  AVERAGE
                                      Option   Exercise       Option   Exercise       OPTION    EXERCISE
                                      Shares     Price        Shares     Price        SHARES      PRICE
Outstanding at beginning of year      133,800    $5.14        141,600   $4.75         151,300    $3.90
Granted                                17,600     1.75         42,700    1.50          37,200     1.71
Forfeited                              (9,800)    4.64        (33,000)   4.45         (63,400)    3.84
Outstanding at end of year            141,600     4.75        151,300    3.90         125,100     3.28
Exercisable at end of year            101,440     5.49         91,440    5.16          64,260     4.75

Weighted average fair value of
 options granted during the year                  0.54                   0.47                     1.03
--------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 1999, ranged from

$1.44 to $8.50. Additional information related to these options segregated by exercise price range is as follows:


                                                                             Exercise Price Range
                                                                      $1.44 to      $2.00 to     $5.25 to
                                                                         $1.99         $5.24        $8.50
--------------------------------------------------------------------------------------------------------
Options outstanding                                                     65,100        23,800       36,200
Weighted average exercise price of options outstanding                   $1.63         $3.28        $6.24
Weighted average remaining contractual life of options outstanding   7.4 years     4.9 years    2.6 years
Options exercisable                                                      8,760        19,300       36,200
Weighted average exercise price of options exercisable                   $1.61         $3.37        $6.24
--------------------------------------------------------------------------------------------------------


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

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.


13. EARNINGS PER SHARE

Earnings (loss) net of dividends paid (undistributed earnings) are allocated equally per share to weighted average Class A common shares, as adjusted for the dilutive effect of stock options using the treasury stock method, and weighted average Class B common shares outstanding during the year. Earnings (loss) per Class A and Class B common share were computed, as shown in the table below, by adding dividends paid per Class A and Class B common share (distributed earnings) to undistributed earnings. The following table sets forth the computation of basic and diluted earnings per share:


                                                                  1999          1998          1997
-------------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings per share:
    Net earnings (loss)                                       $   (94,157)   $   179,324   $  (677,339)
    Less dividends paid:
      Class A common                                              160,716         80,358       240,474
      Class B common                                                 --             --          20,000
                                                              -----------------------------------------
    Undistributed earnings (loss)                             $  (254,873)   $    98,966   $  (937,813)
Denominator for basic and diluted earnings per share:
    Weighted average shares:
      Class A common                                            2,008,949      2,008,949     2,004,751
      Class B common                                              499,998        499,998       500,000
                                                              -----------------------------------------
        Total                                                   2,508,947      2,508,947     2,504,751
Calculation of basic and diluted earnings (loss) per share:
    Class A common:
      Distributed earnings                                    $      0.08    $      0.04   $      0.12
      Undistributed earnings (loss)                                 (0.10)          0.04         (0.37)
                                                              -----------------------------------------
      Basic and diluted earnings (loss) per share             $     (0.02)   $      0.08   $     (0.25)
    Class B common:
      Distributed earnings                                    $      --      $      --     $      0.04
      Undistributed earnings (loss)                                 (0.10)          0.04         (0.37)
                                                              -----------------------------------------
      Basic and diluted earnings (loss) per share             $     (0.10)   $      0.04   $     (0.33)
                                                              ========================================
--------------------------------------------------------------------------------------------------------

Options to purchase shares of Class A common stock under the Company's Nonqualified Stock Option Plan were outstanding. However, these shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. The number of shares excluded from the computation were 64,260 for 1999, 91,440 for 1998, and 101,440 for 1997. See Note 10 for additional information regarding stock options.


14. ENTERPRISE INFORMATION

The Company operates as one reportable segment.

GEOGRAPHIC INFORMATION

Geographic information related to the Company's revenues and long-lived assets are as follows:


                               Revenues (a)                       Long-Lived Assets
                            Year-ended December 31,                 December 31,
                       1999          1998          1997          1999          1998
-------------------------------------------------------------------------------------
United States     $10,508,555   $12,700,166   $10,259,107   $ 1,460,281   $ 1,628,448
Philippines              --            --         986,289          --            --
Other countries       315,150       449,828       391,068          --            --
                  -------------------------------------------------------------------
Total             $10,823,705   $13,149,994   $11,636,464   $ 1,460,281   $ 1,628,448
                  ===================================================================
-------------------------------------------------------------------------------------

(a) Revenues are attributed to countries based on the location of customers.

MAJOR CUSTOMERS

No customer accounted for more than 10% of sales in 1999. One customer accounted for 16% of sales in 1998. The amount due from the customer at December 31, 1998 was approximately $1,589,400. Another customer accounted for 13% of sales in 1997.

FIVE YEAR REVIEW OF SELECTED FINANCIAL DATA

For the Years Ended December 31,          1999             1998             1997             1996            1995
---------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:

Net sales                             $ 10,823,705     $ 13,149,994     $ 11,636,464     $ 12,913,830    $ 12,902,268
Cost of products sold                    5,467,581        7,122,327        6,644,969        6,503,886       6,159,220
Gross profit                             5,356,124        6,027,667        4,991,495        6,409,944       6,743,048

General and administrative               1,275,454        1,464,602        1,681,658        1,701,075       1,722,352
Marketing and selling                    2,515,635        2,350,465        2,274,716        2,332,151       2,784,829
Research and development                 1,654,246        1,751,603        1,784,590        1,980,856       2,533,422
Other income (expense)                       1,054          (67,173)         (11,870)          22,104          (9,861)
                                      -------------------------------------------------------------------------------
Earnings (loss) before income taxes        (88,157)         393,824         (761,339)         417,966        (307,416)
Income taxes                                 6,000          214,500          (84,000)         161,400         (76,700)
                                      -------------------------------------------------------------------------------

Net earnings (loss)                   $    (94,157)    $    179,324     $   (677,339)    $    256,566    $   (230,716)
                                      ===============================================================================


PER SHARE DATA:

Weighted average
 shares outstanding                      2,508,947        2,508,947        2,504,751        2,503,949       2,503,949
Basic and diluted earnings (loss)
 per share:
  Class A common                      $      (0.02)    $       0.08     $      (0.25)    $       0.12    $      (0.08)
  Class B common                      $      (0.10)    $       0.04     $      (0.33)    $       0.04    $      (0.16)

Shares outstanding at year end           2,508,947        2,508,947        2,508,949        2,503,949       2,503,949
Book value per share                  $       2.29     $       2.39     $       2.35     $       2.72    $       2.72
Cash dividends paid per share         $       0.08     $       0.04     $       0.12     $       0.12    $       0.12

OTHER DATA:

Working capital                       $  2,300,359     $  2,783,173     $  2,854,445     $  4,035,932    $  3,880,097
Current ratio                                  3.4              2.2              3.6              4.5             5.0
Total assets                          $  6,679,675     $  8,438,766     $  7,097,509     $  8,195,256    $  8,124,251
Total long-term obligations$                  --       $          -     $          -     $          -    $          -
Stockholders' equity                  $  5,734,619     $  5,989,492     $  5,890,530     $  6,816,468    $  6,820,376
After tax return on sales                     (0.9)%            1.4%            (5.8)%            2.0%           (1.8)%
Return on equity                              (1.6)%            3.0%           (11.5)%            3.8%           (3.4)%
------------------------------------------------------------------------------------------------------------------------

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.



QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1999 QUARTERS
------------------------------------------------------------------------------------------------------------------------------------
                                                           FIRST          SECOND          THIRD           FOURTH          TOTAL
                                                         ---------------------------------------------------------------------------
NET SALES                                                $3,269,107      $2,875,246     $2,888,497      $1,790,855      $10,823,705
GROSS PROFIT                                              1,685,362       1,424,193      1,440,680         805,889        5,356,124
NET EARNINGS (LOSS)                                         177,858          23,965         96,130        (392,110)         (94,157)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
  CLASS A COMMON                                              0.08            0.01            0.05          (0.16)           (0.02)
  CLASS B COMMON                                              0.04            0.01            0.01          (0.16)           (0.10)



DIVIDENDS PER CLASS A COMMON SHARE                            0.04            0.00            0.04           0.00             0.08

STOCK PRICE FOR CLASS A COMMON:
  HIGH                                                       2.500           3.125          2.875           6.000
  LOW                                                        0.594           1.000          1.000           1.250

                                                                                       1998 Quarters
------------------------------------------------------------------------------------------------------------------------------------
                                                           First         Second           Third          Fourth           Total
                                                         ---------------------------------------------------------------------------
 Net sales                                               $2,646,417      $3,209,765     $3,025,266      $4,268,546      $13,149,994
 Gross profit                                             1,132,818       1,579,770      1,476,613       1,838,466        6,027,667
Net earnings (loss)                                        (244,083)         52,034         20,682         350,691          179,324

 Basic and diluted earnings (loss) per share:
  Class A common                                              (0.09)          0.02            0.01            0.14             0.08
  Class B common                                              (0.13)          0.02            0.01            0.14             0.04

Dividends per Class A common share                             0.04           0.00            0.00            0.00             0.04

Stock price for Class A common:
  High                                                       2.250           2.000           1.500           1.375
  Low                                                        1.438           1.313           0.875           0.375
------------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDER INFORMATION

Annual Meeting of Shareholders
May 5, 2000
2:00 p.m


ANNUAL MEETING OF SHAREHOLDERS

2:00 p.m., Friday, May 5, 2000, Electronic Tele-Communications, Inc. 1915 MacArthur Road, Waukesha, WI.

10-K REPORT AND INVESTOR RELATIONS

Electronic Tele-Communications, Inc. Form 10-K annual report may be obtained without charge by writing to Investor Relations Department, Electronic Tele-Communications, Inc., 1915 MacArthur Road, Waukesha, WI 53188. Investor relations inquiries may be made in writing or by telephone, (262) 542-5600.

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

STOCK LISTING

Electronic Tele-Communications, Inc. Class A common stock trades on The NASDAQ Stock Market under the symbol ETCIA.

SHAREHOLDERS OF RECORD

As of March 1, 2000, there were approximately 1,100 shareholders of record and beneficial shareholders owning Class A common stock.

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

Corporate Officers, Directors
and Committee Assignments


CORPORATE OFFICERS

- Dean W. Danner, P.E., President and Chief Executive Officer

- Jeffrey M. Nigl, C.P.A., Vice President, Treasurer and Chief Financial Officer

- Joseph A. Voight, Jr., Vice President Sales

- Bonita M. Danner, P.E., Vice President Engineering

- Robert R. Spiering, Vice President Technical Services

- Hazel Danner, Corporate Secretary and Director Human Resources

- Elaine McTyre, Assistant Corporate Secretary


DIRECTORS

- Peter J. Lettenberger, Esq., 2, Partner, Quarles & Brady

- A. William Huelsman, 2,4, Investor

- Joanne B. Huelsman, Esq., 1, Wisconsin State Senator

- Richard A. Gabriel, 1,2, Consultant

- Hazel Danner, 3,4, Corporate Secretary and Director Human Resources

- George W. Danner, P.E., 3, Chairman of the Board

- Dean W. Danner, P.E., 3,4, President and Chief Executive Officer

- Bonita M. Danner, P.E., 1,3, Vice President Engineering


COMMITTEE ASSIGNMENTS

1 -- Audit Committee

2 -- Compensation and Stock Option Committee

3 -- Executive Committee

4 -- Facilities Committee

                                   [ETC LOGO]