Form 10-K, Exhibit 13
period 2000-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 2001-03-27
CIK 773547

[GRAPHIC]

ELECTRONIC TELE-COMMUNICATIONS, INC.

ANNUAL REPORT
2000

ETC is a quality supplier of telecommunications solutions for our customers worldwide.

--ETC's Mission Statement


TABLE OF CONTENTS
------------------------------------------------------------
Letter to Shareholders                                  1

Industry Trends                                         2

2000 Key Events                                         3

Products                                                4

Markets                                                 5

History                                                 5

Management's Discussion and Analysis                    6

Report of Auditors                                      9

Consolidated Financial Statements                      10

Notes to Financial Statements                          14

Five Year Review                                       22

Quarterly Financial Data                               23

Shareholder Information                                24

Corporate Officers and Directors                       25


[GRAPHIC]

A LETTER TO OUR SHAREHOLDERS


[DANNER PHOTO]
Dean W. Danner

President and Chief Executive Officer

March 5, 2001

ETC bounced back from a slow ending to 1999 with a strong performance in the first half of 2000. However, an exceptionally weak third quarter and a loss in the fourth quarter overshadowed the first half of the year.


ETC's sales for 2000 were $10,454,000 resulting in a loss of $513,000 or $.20 per Class A common share. This represented a 3% decrease from 1999 sales of $10,824,000. The loss for 1999 was $94,000 or $0.02 per Class A common share. For the fourth quarter of 2000, ETC had sales of $2,413,000 which translated into a loss of $92,000 or $0.04 per share. This compares to 1999 fourth quarter sales of $1,791,000 and a loss of $392,000 or $0.16 per share.


Our 2000 shortfall resulted from factors both internal in origin and related to industry trends beyond our control. First and foremost, we experienced delays in deploying our newest products, Digicept Emcee and Audichron Zephyr. Overly optimistic estimates of the time needed to complete these products caused us to miss our goal of shipping in 2000.


Secondly, the telecommunications industry entered a state of turmoil in the second half of 2000. The slowing economy and downturn of the stock market caused many telecom companies, including major switch manufacturers, incumbent local exchange carriers (ILECs) and competitive local exchange carriers (CLECs), to show weakening financial results and take severe hits to the market values of their companies. As a result, they have become involved with disruptive industry consolidation, large personnel layoffs and delayed expansion plans. This has significantly impacted the purchasing habits of our customers, including purchases of the types of products offered by ETC.


On the positive side, we have fostered new and existing customer relationships to secure opportunities that should translate into sales upon completion of our new products. The Emcee has been successfully positioned and has been well-received by traditional and non-traditional network providers as a solution for providing revenue-generating applications and enhanced services. Additionally, several large carriers and switch manufacturers have scheduled trials of the Emcee in their labs. Our customers eagerly anticipate the Emcee product for its ability to meet the needs of the converging network.


Looking into 2001, we maintain hope that our industry will stabilize and continue with its exciting advances into the next generation of communication networks. We are optimistic that our new products will position ETC to capitalize on the many opportunities presented in our marketplace and lead to a return to growth and profitability for your Company in the upcoming years.


We would like to thank our employees for their dedication and persistence over the past year. Also, we extend our appreciation to our customers and shareholders for their patience and continued support. As 2001 unfolds, we look forward to a year marked by progress and advancement.


Sincerely,

/s/ Dean W. Danner

[STEPHENSON PHOTO]

AN INTERVIEW

ETC's Director of Marketing, Scott Stephenson discusses the impact of industry trends on ETC.

[GRAPHIC]

THERE SEEMS TO BE A LOT OF TURMOIL IN THE TELECOMMUNICATIONS INDUSTRY. WHAT'S GOING ON?

How are industry trends impacting ETC?

There is a lot of turmoil right now and a number of contributing factors. First of all, CLECs (Competitive Local Exchange Carriers) are experiencing growing pains. Many of these competitive carriers have expanded their networks beyond their ability to fund and effectively manage them. In addition, penetrating the market and taking customers away from the incumbents has proven more challenging than initially anticipated. The result is a definite shake-up among the CLECs. Some of the weaker ones will disappear and others will merge or be purchased by the stronger, better-funded CLECs. The good news for ETC is that we are well positioned with many of the stronger companies and count several as current customers. Once the shake-up settles out, those stronger CLECs will continue expanding and will need to provide enhanced services in order to capture the 30% market share that analysts predict will be available to them by 2010.

CLECs aren't the only carriers undergoing change, though. Mergers and acquisitions have dramatically changed the incumbent carriers over the last couple years. US West was purchased by Qwest. Bell Atlantic and GTE merged to form Verizon. SBC purchased Ameritech. Meanwhile, some of the smaller, traditionally regional carriers have rapidly expanded their networks by purchasing the exchanges that became available because of the big mergers. Effectively managing and implementing these large mergers and acquisitions definitely impacts an organization's ability to make forward progress, especially in the short term.


[GRAPHIC]

HOW DOES THIS IMPACT THE NETWORK INFRASTRUCTURE SUPPLIERS?

With the turmoil the carriers are experiencing, many are bound to delay network expansions and cut back on capital expenditures. Some of the larger equipment providers have had a double whammy, though, as they had chosen to finance the networks of many of their customers, especially the CLECs. The CLEC shake-up has required these suppliers to write-off large amounts of bad debt, significantly impacting their bottom line.

Infrastructure providers also confront an incredible revolution happening in telecommunications technology. Network convergence is real and occurring faster than anyone could imagine. Companies are being forced to completely change directions, give up on older, cash-cow products, and invest huge sums into research and development.

[GRAPHIC]

EVERYONE TALKS ABOUT CONVERGENCE. WHAT EXACTLY DOES IT MEAN?

Convergence means slightly different things to different people. At its heart, though, convergence is about the migration of voice, data, and rich media (audio and video) services onto the same network. This converged, or next generation network must handle all types of communication in the most efficient manner possible.

In the past, each individual type of communication required its own specific, optimized network. Voice communications typically utilize circuit-switched networks. When you make a call, a circuit is established between you and the party you are calling and is dedicated to that call. While this ensures high quality voice transmission, it is a very inefficient use of network resources. During any voice communication, there is a significant amount of silence, especially when the conversation is broken down into microsecond intervals. With a dedicated circuit, those silent moments are basically dead time for the network.

Data networks, on the other hand, have traditionally used packet-switched networks. For example, if I send an e-mail from Wisconsin to California, that e-mail is broken into small packets of data. Those packets are then individually routed to California using any free resources within the network. One packet may go via Arizona and another via Oregon. At the other end, the packets are put back together in the right order. This is a much more efficient utilization of the network.

The general idea behind convergence is to use the packet network model for all communications. While there are a lot of complicated issues that must be resolved to accomplish this, the cost savings and new service capabilities are more than enough to drive the need for convergence. On the other hand, existing infrastructure worth billions of dollars is not going away overnight. Older, circuit-switched networks and new, broadband packet networks must coexist and communicate with each other effectively and efficiently.

There is incredible opportunity for companies that take advantage of this revolution. Short term industry shake-ups and economic uncertainty will do nothing to stop the escalating demand for more bandwidth and new services. The real winners will be those companies that position themselves to capitalize on the needs of this coexisting, next generation network.


[GRAPHIC]

OK, SO WHAT'S ETC DOING TO ENSURE THAT IT IS ONE OF THESE WINNERS?

I believe that we have definitely positioned ETC to take advantage of network convergence and the future needs for enhanced services. The new Emcee product is specifically designed to operate in both the circuit-switched and packet-switched worlds. In fact, a carrier utilizing both types of networks could use Emcee to provide an advanced application for both networks at the same time and not worry about which side of the network it was servicing. From the carrier's standpoint, it's seamless. These convergence capabilities and an array of applications designed to generate additional revenue for carriers should make Emcee an extremely attractive solution for next generation network providers.


[GRAPHIC]

ETC introduced its new slogan, The Voice of the Network and its application server, Digicept Emcee, with color-packed graphics for Supercomm 2000, its largest annual trade show.


JOHNS JOINS THE BOARD
ETC announced its election of R.W. Johnny Johns to the board of directors at the company's annual meeting of shareholders held May 5, 2000.

Johns currently serves as Strategic Accounts Manager for Verizon and is responsible for product standardization and measurement of economies. Johns brings over 25 years of experience in telecommunications, business development and financial expertise to the Board.

A complete listing of board members can be found on the inside back cover of this report.

[JOHNS PHOTO]

WHAT KEY EVENTS OCCURRED IN 2000?


[ETC LOGO]

NEW SLOGAN AND LOGO
ETC officially adopted the slogan The Voice of the Network(R) to more accurately describe who we are as a company and our role in the converged network. Additionally, the ETC logo had a minor facelift to incorporate the new phrase. Recently, ETC received official notification that the slogan achieved registered status through the United States Patent & Trademark Office.

OFFICES RELOCATED
Both ETC's Atlanta and Pleasanton Offices relocated in 2000, having a positive impact on our operating expenses. The Atlanta facility found a new home in nearby Norcross as the expiration of its lease drew near. Better-maintained and more appropriately sized quarters have been welcomed by all employees and eliminated our need to sublease excess space.

Our California office relocated to a smaller, more efficiently sized facility following the consolidation of the maintenance and repair functions with Waukesha's manufacturing. The effect of relocating both facilities will be an annual savings of approximately $400,000.

20 YEARS ACHIEVED
ETC celebrated 20 years of incorporation June, 2000.

[GRAPHIC]

time
     temperature
            weather


Will it rain today?

Time, temperature and weather applications play a vital role in our Audichron announcers, Digicept DNA and Digicept Emcee products. Our staff of professional meteorologists provide accurate forecasting for ETC equipment located across the United States.

PRODUCTS

ETC utilizes a team approach to product development, incorporating research with data from the field. Our markets require products with scalability, centralized administration, and easy-to-manage application features. Regular certification and compliance field testing programs ensure network compatibility and customer satisfaction.

- DIGICEPT EMCEE performs for the converged network, supplying revenue-generating applications, enhanced services, and the open architecture necessary for multiple interface and administrative options. Virtually unlimited in application potential, Emcee provides changed number with call completion, wakeup/reminder service, repeat dialing, and time temperature weather service. Emcee interfaces with and supports applications for T1, E1, ISDN/PRI, SS7 and VoIP networks. The system contains a browser-based interface for ease of management.

- DIGICEPT(R) DNA MODULES announce information for the switch related to changed numbers, network status, calling feature status or payment information. Providers often incorporate branding information with these intercept messages for increased name recognition in the industry. Revenue-generating applications, such as time and temperature, have been integrated into this scalable, modular system.

- MAX(TM) TERMINATOR keeps telephone peripherals such as call sequencers and automated attendants working efficiently by detecting steady or interrupted progress tones and quickly disconnecting the line. MAX Terminator also prevents the recording of annoying telephone tones on voice mail systems when callers hang up rather than leaving messages.

- AUDICHRON(R) TIME, TEMPERATURE AND WEATHER ANNOUNCEMENT SYSTEMS offer essential services to the community. Providers select from Weathertel(R) packages and receive their forecast information electronically from ETC's Weather Center. Optional advertising messages, played before these announcements, can be recorded by the sponsor or ordered through ETC's Recording Services Studio.

[GRAPHIC]

When providers snooze, they lose. A competitive market calls for offering enhanced applications such as Emcee's Wake-Up services. Say goodbye to that alarm clock.

"Good morning, this is your Wake-Up Call brought to you by XYZ Company.

The current time is 7:00 AM. The temperature is 19 degrees Celsius.

Increasing clouds and a chance for thunderstorms this afternoon with a high of 25 degrees Celsius."

MARKETS

ETC's markets range from network service providers to major switch manufacturers to consumer-oriented businesses. Broadly speaking, network service providers refer to wireline or wireless providers with circuit or packet-switched networks. Specific types of customers include ILECs (Incumbent Local Exchange Carriers), RBOCs (Regional Bell Operating Companies), CLECs (Competitive Local Exchange Carriers), cellular and PCS carriers, and long distance companies. Non-traditional providers, such as utilities, soft-switch operators, and those offering VoIP services also comprise our customer mix. Today's communications network thrives on a variety of competitive providers from differing circles of technology.

Major switch manufacturers offer ETC products to their customers as a total solution. ETC fills a niche as a supplier of switch-compatible enhancements with revenue-generating options. Switch manufacturers also find ETC's products cost-effective, since they can allocate research funds to areas other than peripheral development.

ETC business customers span a number of industries including health care, finance, education, transportation, theaters, and hospitality. Many utilize ETC products as an easy, economical way to transform their telephones into public bulletin boards, community promotional tools, business advertising mediums, or information services.

Internationally, ETC markets its products to countries in South America, Asia and other parts of the world. In addition to ETC's sales staff, a network of distributors assists in marketing ETC products abroad.

HISTORY

In 1949, ETC's founder George Danner, along with Joseph Zimmerman, an equally aspiring engineer, introduced the Electronic Secretary telephone answering and recording device. The revolutionary machine offered telephone companies a new avenue for revenue. Despite resistance by the phone companies, product demand and investment eventually ensured the success of the Electronic Secretary and the birth of a new company.

The Electronic Secretary operation grew to 60 employees. General Telephone System approached the founders for acquisition and a merger was consummated in 1957.

Further integration took place with General Telephone Company's largest manufacturing facility, GTE Automatic Electric. In 1980, Danner left GTE to establish Electronic Tele-Communications, Inc. and introduced central office digital voice announcers.

Two acquisitions followed. In 1989, ETC acquired The Audichron Company, inventor of the telephone time of day answering system. In 1991, ETC acquired Automation Electronics Corporation, expanding ETC's telco offerings to include announcement devices for business applications.

Today, ETC continues to build on its cornerstone of innovation and meeting customer needs. Our products and services offer a means to generate revenue, provide enhanced services, and most importantly, speak for the network.


What is the correct time?

Yes, we really know what time it is. Millions of people call ETC's Audichron announcers for the correct time and temperature every day. One site in Memphis, Tennessee, ranks "king" above the others with roughly 750,000 calls a month.

                                                                       [GRAPHIC]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements, and Five Year Review of Selected Financial Data, all of which appear later in this report.


RESULTS OF OPERATIONS

The following table sets forth certain items from the Company's Consolidated Statements of Operations, expressed as percentages of net sales, together with the percentage changes in the actual amounts of such items from the prior period.

-------------------------------------------------------------------------------------------------------------
                                                                                             Percent Change
                                                                                                Increase
                                                                                               (Decrease)
                                                                                            2000        1999
                                                          Percentage of Net Sales           VS.         vs.
                                                         2000       1999       1998         1999        1998
                                                        -----------------------------------------------------
Net sales                                               100.0%     100.0%     100.0%       (3.4)%      (17.7)%
Cost of products sold                                    51.8       50.5       54.2        (0.9)       (23.2)
Gross profit                                             48.2       49.5       45.8        (6.0)       (11.1)
General and administrative expenses                      12.2       11.8       11.1        (0.1)       (12.9)
Marketing and selling expenses                           23.2       23.2       17.9        (3.4)         7.0
Research and development expenses                        17.3       15.3       13.3         9.5         (5.6)
Other income (expense)                                   (0.3)       0.0       (0.5)         *            *
Earnings (loss) before income taxes                      (4.9)      (0.8)       3.0          *            *
Income taxes                                              0.0        0.1        1.6          *            *
Net earnings (loss)                                      (4.9)      (0.9)       1.4          *            *
-------------------------------------------------------------------------------------------------------------


*Not meaningful to presentation

                                  2000 VS. 1999

REVENUES
Net sales decreased by 3% from $10,824,000 in 1999 to $10,454,000 in 2000. The decrease in net sales in 2000 was due primarily to fewer installment sales contracts of time/weather/temperature equipment and lower sales of older technology equipment, partially offset by an increase in sales of the Company's interactive voice information systems. Sales of the Company's interactive voice information systems were made primarily to large, original equipment manufacturers, several operating telephone companies, and competitive local exchange carriers. Sales of interactive voice information systems increased $466,000 in 2000 and represented 59% and 53% of sales in 2000 and 1999, respectively. Sales of older technology passive recorder/announcer, call sequencer, and other miscellaneous equipment decreased $188,000 in 2000 to $778,000, and it is expected that these sales will continue to decrease as a percentage of total Company sales in upcoming years as the industry continues to shift toward interactive products. Revenue dollars from operating leases, installment sales contracts, and services decreased between years to $3,156,000 in 2000, representing 30% and 36% of net sales in 2000 and 1999, respectively. The decrease was due primarily to lower sales of the Company's time/weather/temperature systems under installment sales contracts. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues.

GROSS PROFIT
Gross profit was 48.2% of net sales in 2000 versus 49.5% in 1999. The decrease was due primarily to higher sales in 1999 of various Y2K upgrades which have a higher profit margin than the Company's normal product mix, and spreading fixed manufacturing costs over a lower 2000 sales volume.

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

OPERATING EXPENSES
Total operating expenses were $5,515,000 in 2000, or 52.8% of net sales, compared to $5,445,000 in 1999, or 50.3% of net sales. The increase in operating expenses in 2000 consisted of an increase in research and development expenses, partially offset by a decrease in marketing and selling expenses. General and administrative expenses remained relatively constant between years. The increase in research and development expenses was due primarily to higher costs related to new product certifications, and higher salaries and benefits related to full staffing of the engineering department. The decrease in marketing and selling expenses was due to lower commissions on lower sales in 2000, and the comparison with higher 1999 costs that were incurred for the Company to attend an international telecom show in Geneva, Switzerland. The decreases in marketing and selling expenses were partially offset by higher advertising expenses in 2000 related to the introduction of new products.

OTHER INCOME AND EXPENSE
Net other expense in 2000 was $28,000, compared to net other income of $1,000 in 1999. The net other expense in 2000 was due to higher interest expense on increased levels of bank borrowing.

INCOME TAXES
Income tax expense was $4,000 in 2000, or an effective tax rate of 0.8%, compared to income tax expense of $6,000 in 1999, or an effective tax rate of 6.8%. The 2000 and 1999 income tax expense were a result of the statutory rate, adjusted for an increase in the valuation allowance on deferred tax assets, amortization of goodwill, and other permanent differences.

NET LOSS AND LOSS PER SHARE
Net loss was $513,000 in 2000 versus $94,000 in 1999. The increase in net loss between years was due primarily to lower sales volume in 2000, lower gross margins, higher operating expenses, and higher interest expense. Loss per Class A common share was $.20 in 2000 versus $.02 in 1999.



                                  1999 VS. 1998

REVENUES
Net sales decreased by 18% from $13,150,000 in 1998 to $10,824,000 in 1999. The decrease in net sales in 1999 was due primarily to lower sales of the Company's interactive voice information systems. Sales of the Company's interactive voice information systems were made primarily to large, original equipment manufacturers, several operating telephone companies, and competitive local exchange carriers. Sales of interactive voice information systems decreased $2,071,000 in 1999 and represented 53% and 59% of sales in 1999 and 1998, respectively. The decrease was due to a $2,000,000 sale to a major customer in 1998 that did not repeat in 1999. Sales of older technology passive recorder/announcer, call sequencer, and other miscellaneous equipment decreased $572,000 in 1999 to $966,000. Revenue dollars from operating leases, installment sales contracts, and services increased slightly between years to $3,866,000 in 1999, representing 36% and 29% of net sales in 1999 and 1998, respectively. The increase was due primarily to increased sales of the Company's newer time/weather/temperature systems under installment sales contracts. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues

GROSS PROFIT
Gross profit was 49.5% of net sales in 1999 versus 45.8% in 1998. The increase was due primarily to higher sales in 1999 of various Y2K upgrades which had a higher profit margin than the Company's normal product mix, partially offset by spreading fixed manufacturing costs over a lower 1999 sales volume. In addition, the 1998 gross margin was adversely affected by volume discounts and trade-up allowances given to a major customer in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING EXPENSES
Total operating expenses were $5,445,000 in 1999, or 50.3% of net sales, compared to $5,567,000 in 1998, or 42.3% of net sales. The decrease in operating expense dollars in 1999 consisted of decreases in general and administrative expenses and research and development expenses, partially offset by an increase in marketing and selling expenses. The decrease in general and administrative expenses was due primarily to lower 1999 facility costs and the impact of professional fees in 1998 related to corporate strategic planning that did not repeat in 1999. Research and development expense decreased between years due to lower salaries and benefits related to open engineering positions in 1999, and lower patent fees. Marketing and selling expenses were up in 1999 due to attendance at an international telecom show in Geneva, Switzerland, together with increases in advertising in trade publications, and increased salary, benefits and commission expenses related to sales positions that were fully staffed during 1999. As a percentage of net sales, all operating expense categories increased between years due to spreading fixed operating costs over lower sales volume.

OTHER INCOME AND EXPENSE
Net other income in 1999 was $1,000, compared to net other expense of $67,000 in 1998. The decrease was due to lower interest expense on decreased levels of bank borrowing in 1999.

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

NET EARNINGS AND EARNINGS PER SHARE
Net loss was $94,000 in 1999 versus net earnings of $179,000 in 1998. The decrease in net earnings between years was due primarily to lower sales volume in 1999, partially offset by higher gross margins and lower operating expenses. Loss per Class A common share was $.02 in 1999 versus earnings of $.08 in 1998



LIQUIDITY AND CAPITAL RESOURCES

Working capital was $2,012,000 at December 31, 2000, compared to $2,300,000 for 1999 and $2,783,000 for 1998. The decrease in working capital in 2000 was primarily due to a net loss and expenditures made for capital equipment. The decrease in working capital in 1999 was due primarily to investment in installment sales contracts, payments made for equipment and dividends, and a net loss. The slight decrease in working capital in 1998 was due primarily to investment in installment sales contracts and payments made for equipment and dividends, partially offset by net earnings. Cash used by operating activities in 2000 of $486,000 was a result of an increase in accounts receivable and a net loss.

In 2000, payments made for capital expenditures and increased accounts receivable were funded primarily by short-term borrowings. In 1999, payments made for dividends, purchases of capital equipment, and repayment of short-term borrowings were funded primarily by the reduction of accounts receivable. In 1998, payments made for dividends and purchases of capital equipment were funded primarily by short-term borrowings and reductions of inventories.

In 2000, the increase in accounts receivable was a result of increased sales in December 2000 which were not yet due or paid by the end of the year. In 1999, the decrease in accounts receivable was due to a large sale to a customer in December 1998 that was paid in January 1999.

Capital expenditures were $261,000 in 2000, $189,000 in 1999, and $247,000 in
1998. Capital expenditures in 2000 consisted primarily of upgrades to the Company's telephone systems, together with purchases of computer equipment and engineering development equipment. Capital expenditures in 1999 consisted primarily of computer equipment and software additions and upgrades, together with purchases of development equipment for engineering. Capital expenditures in 1998 consisted primarily of computer equipment additions and upgrades.

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

As of December 31, 2000, the Company had borrowings of $870,000 on its revolving credit facility. The maximum borrowing limit under the revolving credit facility as of December 31, 2000, was approximately $3,300,000. The maximum was subsequently amended to $2,500,000. The revolving credit facility expires on June 30, 2003.

At current operating levels, management believes that future cash generated from operations, together with the available revolving credit facility, will provide adequate funds to meet the Company's operating needs for the foreseeable future.

FORWARD-LOOKING STATEMENTS
From time to time, information provided by the Company, statements made by its employees, and information included in its filings with the Securities and Exchange Commission which are not historical facts are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. Such forward-looking information is provided pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties including, but not limited to, technology changes, backlog, acquisitions, status of the economy, governmental regulations, sources of supply, expense structure, product mix, major customers, competition, litigation, and other risk factors detailed in the Company's filings on Form 10-K with the Securities and Exchange Commission. Investors are encouraged to consider the risks and uncertainties included in those filings.

REPORT OF WIPFLI ULLRICH BERTELSON LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ELECTRONIC TELE-COMMUNICATIONS, INC.

We have audited the consolidated balance sheet of Electronic Tele-Communications, Inc. as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Electronic Tele-Communications, Inc. for the years ended December 31, 1999 and 1998, were audited by other auditors whose report dated February 4, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. at December 31, 2000, and the results of their operations and their cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Wipfli Ullrich Bertelson LLP

Milwaukee, Wisconsin
January 26, 2001

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS YEARS
ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                      2000            1999            1998
----------------------------------------------------------------------------------------------
NET SALES (Note 14)                               $ 10,454,180    $ 10,823,705    $ 13,149,994

COST OF PRODUCTS SOLD                                5,420,193       5,467,581       7,122,327
                                                  --------------------------------------------
GROSS PROFIT                                         5,033,987       5,356,124       6,027,667

OPERATING EXPENSES:
  General and administrative                         1,273,556       1,275,454       1,464,602
  Marketing and selling                              2,430,033       2,515,635       2,350,465
  Research and development                           1,811,130       1,654,246       1,751,603
                                                  --------------------------------------------
                                                     5,514,719       5,445,335       5,566,670
                                                  --------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                       (480,732)        (89,211)        460,997

OTHER INCOME (EXPENSE):
  Interest expense                                     (27,964)         (2,171)        (67,388)
  Interest and dividend income                              -            3,225             215
                                                  --------------------------------------------
                                                       (27,964)          1,054         (67,173)
                                                  --------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES                   (508,696)        (88,157)        393,824

  Income taxes (Note 7)                                  4,000           6,000         214,500
                                                  --------------------------------------------

NET EARNINGS (LOSS)                               $   (512,696)   $    (94,157)   $    179,324
                                                  ============================================

BASIC AND DILUTED EARNINGS
  (LOSS) PER SHARE (Notes 11, 12 and 13):
    Class A common                                $      (0.20)   $      (0.02)   $       0.08
                                                  ============================================
    Class B common                                $      (0.20)   $      (0.10)   $       0.04
                                                  ============================================
----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

                                                                            2000              1999
-----------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                              $  242,612        $  307,652
  Trade accounts receivable, less allowance for doubtful accounts
    of $24,700 in 2000 and $55,000 in 1999 (Notes 8 and 14)               1,337,084           873,423
  Inventories (Notes 2 and 8)                                             1,526,031         1,574,413
  Net investment in installment sales contracts (Note 3)                    387,365           288,925
  Refundable income taxes                                                        -             73,097
  Prepaid expenses and other current assets                                 130,912           127,905
                                                                         ----------------------------
    Total current assets                                                  3,624,004         3,245,415

PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 8)                             1,394,219         1,460,281
NET INVESTMENT IN INSTALLMENT SALES CONTRACTS (Note 3)                      995,427         1,122,842
EXCESS OF COST OVER NET ASSETS ACQUIRED, less accumulated
  amortization of $448,469 in 2000 and $418,184 in 1999 (Note 7)            820,852           851,137
                                                                         ----------------------------

Total Assets                                                             $6,834,502        $6,679,675
                                                                         ============================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Revolving credit facility (Note 8)                                     $  870,000        $  200,000
  Accounts payable                                                          137,974           120,892
  Accrued expenses (Note 6)                                                 504,429           534,837
  Income taxes payable                                                       12,606                -
  Deferred revenue                                                           87,270            89,327
                                                                         ----------------------------
    Total current liabilities                                             1,612,279           945,056

COMMITMENTS (Note 5)

STOCKHOLDERS' EQUITY (Notes 11 and 12):
  Preferred stock, authorized 5,000,000 shares,
    none issued                                                                  -                 -
  Class A common stock, authorized 10,000,000 shares,
    par value $.01, issued and outstanding 2,009,149 shares
    in 2000 and 2,008,949 shares in 1999                                     20,091            20,089
  Class B common stock, authorized 10,000,000 shares,
    par value $.01, issued and outstanding 499,998 shares                     5,000             5,000
  Additional paid-in capital                                              3,335,647         3,335,349
  Retained earnings                                                       1,861,485         2,374,181
                                                                         ----------------------------

    Total stockholders' equity                                            5,222,223         5,734,619
                                                                         ----------------------------

Total Liabilities and Stockholders' Equity                               $6,834,502        $6,679,675
                                                                         ============================
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                     2000                1999                1998
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                              $  (512,696)        $   (94,157)        $   179,324
Adjustments to reconcile net earnings (loss) to
  net cash provided by (used in) operating activities:
    Depreciation and amortization                                    344,737             380,578             373,038
    Deferred income taxes                                                 -                6,000             210,500
    Loss from sale of equipment                                        1,310                 799               4,573
    Changes in operating assets and liabilities:
      Accounts receivable                                           (463,661)          1,752,206          (1,534,853)
      Inventories                                                     48,382            (190,148)            458,675
      Net investment in installment sales contracts                   28,975            (506,903)           (437,963)
      Prepaid expenses and other assets                               (3,007)             38,146             (22,658)
      Accounts payable and accrued expenses                          (13,326)           (274,727)             80,805
      Income taxes                                                    85,703            (123,847)            263,609
      Deferred revenue                                                (2,057)            (78,741)             35,740
                                                                 ----------------------------------------------------
        Total adjustments                                             27,056           1,003,363            (568,534)
                                                                 ----------------------------------------------------
      Net cash provided by (used in) operating activities           (485,640)            909,206            (389,210)
                                                                 ====================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                (261,058)           (189,125)           (247,114)
Proceeds from sale of equipment                                       11,358                 200                 200
                                                                 ----------------------------------------------------
      Net cash used in investing activities                         (249,700)           (188,925)           (246,914)
                                                                 ====================================================

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings (payments) on revolving credit facility, net              670,000          (1,100,000)          1,075,000
Dividends paid                                                            -             (160,716)            (80,358)
Issuance (purchase) of common stock                                      300                  -                   (4)
                                                                 ----------------------------------------------------
      Net cash provided by (used in) financing activities            670,300          (1,260,716)            994,638
                                                                 ====================================================

Net increase (decrease) in cash and cash equivalents                 (65,040)           (540,435)            358,514

Cash and cash equivalents at beginning of year                       307,652             848,087             489,573
                                                                 ----------------------------------------------------

Cash and cash equivalents at end of year                         $   242,612         $   307,652         $   848,087
                                                                 ====================================================

Supplemental disclosures of cash flow information:
    Cash paid for income taxes                                   $    59,397         $   147,495         $     7,027
    Cash received from income tax refunds                            141,000              17,647             266,636
    Cash paid for interest expense                                    23,314               8,027              63,018
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                    Common Stock (Note 11)
                                        ---------------------------------------------
                                                Class A                  Class B                                         Total
                                                -------                  -------         Additional                      Stock-
                                         Number                    Number                 Paid-in       Retained        holders'
                                        of Shares    Amount       of Shares    Amount     Capital       Earnings         Equity
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997           2,008,949   $ 20,089       500,000    $ 5,000   $ 3,335,353    $ 2,530,088    $ 5,890,530

  Purchase and retirement
    of common stock                            -          -             (2)        -             (4)            -              (4)
  Net earnings                                 -          -             -          -             -         179,324        179,324
  Cash dividends paid:
      $.04 per Class A common share            -          -             -          -             -         (80,358)       (80,358)

                                        ------------------------------------------------------------------------------------------
Balances at December 31, 1998           2,008,949     20,089       499,998      5,000     3,335,349      2,629,054      5,989,492

  Net loss                                     -          -             -          -             -         (94,157)       (94,157)
  Cash dividends paid:
    $.08 per Class A common share              -          -             -          -             -        (160,716)      (160,716)

                                        ------------------------------------------------------------------------------------------
Balances at December 31, 1999           2,008,949     20,089       499,998      5,000     3,335,349      2,374,181      5,734,619

  NET LOSS                                     -          -             -          -             -        (512,696)      (512,696)
  ISSUANCE OF COMMON STOCK                    200          2            -          -            298             -             300
                                        ------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 2000           2,009,149   $ 20,091       499,998    $ 5,000   $ 3,335,647    $ 1,861,485    $ 5,222,223
                                        ==========================================================================================
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND CONCENTRATION OF CREDIT RISK
The Company designs, manufactures, and markets digital voice information systems and related services. The Company's equipment provides a wide range of audio and computer information and call handling capabilities via telephone networks, computer networks, and the Internet. The Company's digital voice information systems deliver network interoperability and revenue-generating applications. Branding, time and temperature announcements, and weather forecasts are just a few of the applications designed to increase customers' name recognition and market presence. Additionally, revenue-generating applications such as automatic callback, changed number with call completion, repeat dialing, and wake-up/reminder services enable providers to differentiate themselves from their competition. Services include professional recording, turn-key installations, on-site training, and 24-hour technical support.

The Company's customers include Regional Bell Operating Companies (RBOCs), Competitive Local Exchange Carriers (CLECs), independent telephone companies, long distance companies, wireless carriers, cable companies, utilities, leading telecommunications manufacturers, and other businesses and organizations.

The Company was incorporated in Wisconsin in 1980. The Company's executive offices, together with manufacturing, engineering, marketing, sales, and technical services are located in Waukesha, Wisconsin. In addition, engineering, technical services, and a regional sales office are located in Norcross, Georgia, and technical services and a regional sales office are located in Pleasanton, California.

The Company's sales are concentrated primarily in the domestic telecommunications industry. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its former subsidiary, The Audichron Company. All intercompany accounts and transactions have been eliminated in consolidation. The Audichron subsidiary was dissolved effective December 31, 2000, and its business, including all assets and liabilities, were absorbed by the Company.

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

The Company leases certain voice announcement equipment to certain customers for terms of one month to three years with renewal options on a month-to-month basis. All such leases are treated as operating leases. The leased equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the equipment.

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

Revenue from installment sales contracts, operating leases and services were approximately 30%, 36%, and 29% of total revenue in 2000, 1999 and 1998, respectively.

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

COMPREHENSIVE INCOME
Net income (loss) for 2000, 1999 and 1998, is the same as comprehensive income as defined pursuant to SFAS No. 130, "Reporting Comprehensive Income."

NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138. Provisions of these standards are required to be adopted in years beginning after June 15, 2000. Because the Company has not used derivatives in the past and does not expect to do so in the future, the Company does not anticipate that the adoption of SFAS No. 133, SFAS No.137, and SFAS No. 138 will have an effect on its results of operations or financial position.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to the 2000 classifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998

2. INVENTORIES
Inventories consisted of the following at December 31:

                                                          2000                     1999
------------------------------------------------------------------------------------------
Raw materials and supplies                             $  557,453               $  577,456
Work-in-process and finished goods                        776,630                  714,119
Maintenance and demo parts                                343,676                  410,498
Reserve for obsolescence                                 (151,728)                (127,660)
                                                       -----------------------------------
Total inventories                                      $1,526,031               $1,574,413
                                                       ===================================
------------------------------------------------------------------------------------------

3. INSTALLMENT SALES CONTRACTS
The Company engages in sales agreements with customers for Audichron(R) 410 systems that are accounted for as sales-type leases. The agreements have varying length terms expiring in various years through 2006.

Following is a summary of the components of the Company's net investment in installment sales contracts at December 31:

                                                          2000                     1999
------------------------------------------------------------------------------------------
Total minimum lease payments to be received            $2,147,322               $2,365,444
Unearned revenue                                         (741,043)                (925,955)
Allowance for doubtful accounts                           (23,487)                 (27,722)
                                                       -----------------------------------
Net investment in installment sales contracts          $1,382,792               $1,411,767
                                                       ===================================
------------------------------------------------------------------------------------------

In accordance with the sales agreements, title passes to the customer upon shipment of the equipment, and therefore, there is no residual value of the equipment.

Future minimum lease payments to be received under these agreements at December 31, 2000 are as follows:

Year                                                                        Lease Payments
------------------------------------------------------------------------------------------
2001                                                                            $  726,907
2002                                                                               619,976
2003                                                                               458,666
2004                                                                               284,825
2005                                                                                56,540
Thereafter                                                                             408
                                                                                ----------
Total minimum lease payments to be received                                     $2,147,322
                                                                                ==========
------------------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of the following at December 31:

                                                          2000                     1999
------------------------------------------------------------------------------------------
Land                                                   $  289,290               $  289,290
Buildings and improvements                              1,243,694                1,612,788
Equipment and furniture                                 2,501,439                3,290,524
                                                       -----------------------------------
                                                        4,034,423                5,192,602
Accumulated depreciation and amortization              (2,640,204)              (3,732,321)
                                                       -----------------------------------
Net property, plant and equipment                      $1,394,219               $1,460,281
                                                       ===================================
------------------------------------------------------------------------------------------

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

5. OFFICE LEASES
The Company leases its office facilities in Norcross, Georgia and Pleasanton, California under long-term operating leases extending to the year 2005. The Company leases additional space in Pleasanton, California, which it has subleased through the expiration of the lease in 2004. Future minimum lease payments at December 31, 2000 are as follows:

                                                    Rental                Sublease         Net Rental
Year                                               Payments               Rentals           Payments
-----------------------------------------------------------------------------------------------------
2001                                              $  363,000             $  112,200        $  250,800
2002                                                 371,900                116,700           255,200
2003                                                 384,700                121,400           263,300
2004                                                 304,700                 30,600           274,100
2005                                                 163,300                     -            163,300
                                                  ---------------------------------------------------
Total minimum lease payments                      $1,587,600             $  380,900        $1,206,700
                                                  ===================================================
-----------------------------------------------------------------------------------------------------

Rent expense consists of the following:
                                                     2000                   1999              1998
-----------------------------------------------------------------------------------------------------
Total rent expense                                $  414,374             $  561,973        $  612,006
Amounts received under sublease rentals             (114,607)              (224,982)         (234,021)
                                                  ---------------------------------------------------
Net rent expense                                  $  299,767             $  336,991        $  377,985
                                                  ===================================================
-----------------------------------------------------------------------------------------------------

6. ACCRUED EXPENSES
Accrued expenses consist of the following at December 31:

                                                                            2000              1999
-----------------------------------------------------------------------------------------------------
Accrued wages and benefits                                               $  306,936        $  277,714
Product warranty reserve                                                     37,548            73,416
State and local sales tax accrual                                            39,377            61,875
Other accrued expenses                                                      120,568           121,832
                                                                         ----------------------------
Total accrued expenses                                                   $  504,429        $  534,837
                                                                         ============================
-----------------------------------------------------------------------------------------------------

7. INCOME TAXES
Income tax expense consists of the following:

                                                     2000                   1999              1998
-----------------------------------------------------------------------------------------------------
Current:
  Federal                                         $       -              $       -         $       -
  State                                                4,000                     -              4,000
                                                  ---------------------------------------------------
    Total current                                      4,000                     -              4,000
Deferred                                                  -                  60,000            88,900
Benefit of net operating losses                     (169,000)               (62,200)               -
Change in valuation reserve                          169,000                  8,200           121,600
                                                  ---------------------------------------------------
Income tax expense                                $    4,000             $    6,000        $  214,500
                                                  ===================================================
-----------------------------------------------------------------------------------------------------

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:

                                                        2000                   1999              1998
-----------------------------------------------------------------------------------------------------
Statutory rate                                         (34.0)%                (34.0)%            34.0%
State income taxes net of Federal benefit               (4.0)                    -                0.7
State effect of change in deferred tax assets             -                   (10.3)              1.4
Amortization of goodwill and acquisition costs           2.3                   13.1               3.3
Change in deferred income tax valuation allowance       33.0                    9.3              30.9
Reversal of previously recorded tax liability             -                      -              (18.1)
Permanent differences                                    3.5                   28.7               2.3
                                                       ----------------------------------------------
Effective tax rate                                       0.8%                   6.8%             54.5%
                                                       ==============================================
-----------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998

At December 31, 2000, the Company had net operating loss carryforwards of approximately $1,187,500 and research and development credits totaling $30,000 available to offset future federal taxable income and income taxes which expire in 2005 and 2015. The utilization of the net operating loss carryforwards of $528,600 was subject to an annual limitation of approximately $155,000. The annual limitation expired in 2000. These carryforwards resulted from the Company's acquisition of Automation Electronics Corporation (AEC) in 1991. For financial reporting purposes, a valuation reserve of $179,300 as of December 31, 2000 and $179,300 as of December 31,1999, was provided to offset the deferred tax assets related to those carryforwards. When realized, the tax benefit related to the acquired net operating loss carryforwards will be applied to reduce goodwill related to the acquisition of AEC. The additional valuation reserve of $610,200 and $441,200 at December 31, 2000 and 1999, respectively, was provided because of uncertainty as to whether a portion of the net deferred tax asset would be realized, based on the Company's financial results in the current and prior years. If the Company is profitable in future years, this portion of the valuation reserve will be reduced and used to offset income tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                                           2000               1999
-----------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Excess of tax over book depreciation                                   $   (7,200)       $  (13,800)

Deferred tax assets:
  Acquired net operating loss carryforwards                                 179,300           179,300
  Net operating loss carryforward generated                                 306,900           136,900
  Inventories                                                               199,200           192,400
  Allowance for doubtful accounts                                            18,300            31,400
  Restructuring charge                                                           -             15,500
  Research and development tax credit                                        40,400                -
  Accrued charges and other                                                  52,600            78,800
                                                                         ----------------------------
    Total deferred tax assets                                               796,700           634,300
                                                                         ----------------------------
Net deferred tax asset before valuation reserve                             789,500           620,500

Valuation reserve                                                          (789,500)         (620,500)
                                                                         ----------------------------
Net deferred tax asset                                                   $       -         $       -
                                                                         ============================
-----------------------------------------------------------------------------------------------------

8. REVOLVING CREDIT FACILITY
The Company has a Credit Agreement with a bank. The agreement is secured by certain listed assets of the Company. The provisions of the agreement restrict security interests in Company assets, require maintenance of minimum current ratios, tangible net worth, net earnings, and debt ratios, and limit capital expenditures and restricted payments. The agreement expires on June 30, 2003, at which time any outstanding balances are due. As of December 31, 2000, the Company had borrowings of $870,000 on the credit facility.

Under the agreement, the Company has the option to elect to have interest rates determined based upon the announced reference rate of the bank (9.00% at December 31, 2000), or LIBOR plus margin (8.49% at December 31, 2000). No compensating balances or commitment fees are required under the agreement.

On November 14, 2000, the agreement was amended to establish the maximum borrowing limit, calculated by applying certain percentages to the Company's qualified accounts receivable, inventories, and fixed assets. Subsequent to year end, the agreement was further amended to set the maximum borrowing available at $2,500,000.

As of December 31, 2000, the Company was in default of the debt covenant for minimum tangible net worth. The bank has granted a waiver on this default through March 31, 2001, at which time the Company expects to be in compliance with the debt covenant.

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

9. PROFIT SHARING PLAN
The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contributions and additional discretionary contributions determined by the Board of Directors which, in the aggregate, amounted to $83,800 in 2000, $85,200 in 1999, and $86,500 in 1998.

10. STOCK OPTION PLAN
The Company has a 1999 Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Compensation and Stock Option Committee of the Board of Directors. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants. As of December 31, 2000, 44,900 shares are available for future grants.

In addition, the Company has a 1989 Nonqualified Stock Option Plan that has expired with respect to granting of future options. Options outstanding under the 1989 Plan will remain in effect until they have been exercised or have expired or terminated.

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

                                                            2000                   1999              1998
-----------------------------------------------------------------------------------------------------------
Risk-free interest rate                                       6.6%                   6.2%              5.5%
Expected dividend yield                                       3.4%                   2.7%              6.4%
Volatility factor of the expected market price of
  the Company's common stock                                  0.98                   0.89              0.54
Weighted-average expected life of the option             4.6 YEARS              4.6 years         4.6 years
                                                         ==================================================
-----------------------------------------------------------------------------------------------------------


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                      2000                   1999              1998
-----------------------------------------------------------------------------------------------------
Pro forma net income (loss)                       $ (527,224)            $  (98,670)       $  175,260
Pro forma earnings (loss) per share:
  Class A common                                  $    (0.21)            $    (0.02)       $     0.08
  Class B common                                  $    (0.21)            $    (0.10)       $     0.04
                                                  ===================================================
-----------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000, 1999 AND 1998

Transactions with respect to the Company's stock option plan were as follows:

                                                       1998                        1999                       2000
                                              --------------------------------------------------------------------------------
                                                             Weighted                    Weighted                    WEIGHTED
                                                              Average                     Average                     AVERAGE
                                               Option        Exercise      Option        Exercise      OPTION        EXERCISE
                                               Shares          Price       Shares          Price       SHARES          PRICE
------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year              141,600        $   4.75     151,300        $   3.90     125,100        $   3.28
Granted                                        42,700            1.50      37,200            1.71     132,000            1.92
Exercised                                          -               -           -               -         (200)           1.50
Forfeited                                     (33,000)           4.45     (63,400)           3.84     (26,600)           3.53
Outstanding at end of year                    151,300            3.90     125,100            3.28     230,300            2.47
Exercisable at end of year                     91,440            5.16      64,260            4.75      66,380            4.00

Weighted average fair value of
options granted during the year                                  0.47                        1.03                        1.19
------------------------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 2000, ranged from $0.91 to $8.50. Additional information related to these options segregated by exercise price range is as follows:

                                                                                     Exercise Price Range
                                                                            $0.91 to       $1.76 to      $4.25 to
                                                                               $1.75          $4.24         $8.50
-----------------------------------------------------------------------------------------------------------------
Options outstanding                                                          108,100         89,800        32,400
Weighted average exercise price of options outstanding                         $1.55          $2.72         $5.90
Weighted average remaining contractual life of options outstanding         8.6 years      8.4 years     2.3 years
Options exercisable                                                           18,560         15,420        32,400
Weighted average exercise price of options exercisable                         $1.61          $2.88         $5.90
-----------------------------------------------------------------------------------------------------------------

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

12. DIVIDENDS
The holders of Class A common stock, which is non-voting, are entitled to receive a non-cumulative annual cash dividend of $.08 per share before any dividends may be paid to the holders of Class B common stock. Thereafter, any additional dividend in a fiscal year must be paid on the two classes of common stock on an equal basis. If the preferential dividend is omitted for three consecutive years, the Class A common stock is entitled to vote in the following year. The dividend was omitted in 2000.

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

                                                                        2000                1999                1998
-----------------------------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings per share:
  Net earnings (loss)                                               $  (512,696)        $   (94,157)        $   179,324
  Less dividends paid:
    Class A common                                                           -              160,716              80,358
    Class B common                                                           -                   -                   -
                                                                    ---------------------------------------------------
  Undistributed earnings (loss)                                     $  (512,696)        $  (254,873)        $    98,966

Denominator for basic and diluted earnings per share:
  Weighted average shares:
    Class A common                                                    2,009,139           2,008,949           2,008,949
    Class B common                                                      499,998             499,998             499,998
                                                                    ---------------------------------------------------
      Total                                                           2,509,137           2,508,947         $ 2,508,947

Calculation of basic and diluted earnings (loss) per share:
  Class A common:
    Distributed earnings                                            $        -          $      0.08         $      0.04
    Undistributed earnings (loss)                                         (0.20)              (0.10)               0.04
                                                                    ---------------------------------------------------
    Basic and diluted earnings (loss) per share                     $     (0.20)        $     (0.02)        $      0.08

  Class B common:
    Distributed earnings                                            $        -          $        -          $        -
    Undistributed earnings (loss)                                         (0.20)              (0.10)               0.04
                                                                    ---------------------------------------------------
    Basic and diluted earnings (loss) per share                     $     (0.20)        $     (0.10)        $      0.04
                                                                    ===================================================
-----------------------------------------------------------------------------------------------------------------------

Options to purchase shares of Class A common stock under the Company's Nonqualified Stock Option Plan were outstanding. However, these shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. The number of shares excluded from the computation were 230,300 for 2000, 125,100 for 1999, and 151,300 for 1998. See Note 10 for additional information regarding stock options.

14. ENTERPRISE INFORMATION
The Company operates as one reportable segment.

GEOGRAPHIC INFORMATION
Geographic information related to the Company's revenues and long-lived assets are as follows:

                                             Revenues (a)                      Long-Lived Assets
                                       Year-ended December 31,                    December 31,
                             2000               1999               1998               2000               1999
-----------------------------------------------------------------------------------------------------------------
United States             $ 9,885,710        $10,508,555        $12,700,166        $ 1,394,219        $ 1,460,281
Other countries               568,470            315,150            449,828                 -                 -
                          ---------------------------------------------------------------------------------------
Total                     $10,454,180        $10,823,705        $13,149,994        $ 1,394,219        $ 1,460,281
                          =======================================================================================
-----------------------------------------------------------------------------------------------------------------

(a) Revenues are attributed to countries based on the location of customers.

MAJOR CUSTOMERS
One customer accounted for 16% of sales in 2000. The same customer accounted for 16% of sales in 1998. No customer accounted for more than 10% of sales in 1999. The amount due from the customer at December 31, 2000, was approximately $556,000.

FIVE YEAR REVIEW OF SELECTED FINANCIAL DATA


For the Years Ended December 31,                   2000              1999              1998              1997              1996
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:

Net sales                                      $ 10,454,180      $ 10,823,705      $ 13,149,994      $ 11,636,464      $ 12,913,830
Cost of products sold                             5,420,193         5,467,581         7,122,327         6,644,969         6,503,886
                                               -------------------------------------------------------------------------------------
Gross profit                                      5,033,987         5,356,124         6,027,667         4,991,495         6,409,944

General and administrative                        1,273,556         1,275,454         1,464,602         1,681,658         1,701,075
Marketing and selling                             2,430,033         2,515,635         2,350,465         2,274,716         2,332,151
Research and development                          1,811,130         1,654,246         1,751,603         1,784,590         1,980,856
Other income (expense)                              (27,964)            1,054           (67,173)          (11,870)           22,104
                                               -------------------------------------------------------------------------------------

Earnings (loss) before income
taxes                                              (508,696)          (88,157)          393,824          (761,339)          417,966
Income taxes                                          4,000             6,000           214,500           (84,000)          161,400
                                               -------------------------------------------------------------------------------------

Net earnings (loss)                            $   (512,696)     $    (94,157)     $    179,324      $   (677,339)     $    256,566
                                               =====================================================================================

PER SHARE DATA:
Weighted average
  shares outstanding                              2,509,137         2,508,947         2,508,947         2,504,751         2,503,949
Basic and diluted earnings (loss)
  per share:
    Class A common                             $      (0.20)     $      (0.02)     $       0.08      $      (0.25)     $       0.12
    Class B common                             $      (0.20)     $      (0.10)     $       0.04      $      (0.33)     $       0.04

Shares outstanding at year end                    2,509,147         2,508,947         2,508,947         2,508,949         2,503,949
Book value per share                           $       2.08      $       2.29      $       2.39      $       2.35      $       2.72
Cash dividends paid per share                  $         -       $       0.08      $       0.04      $       0.12      $       0.12

OTHER DATA:
Working capital                                $  2,011,725      $  2,300,359      $  2,783,173      $  2,854,445      $  4,035,932
Current ratio                                           2.2               3.4               2.2               3.6               4.5
Total assets                                   $  6,834,502      $  6,679,675      $  8,438,766      $  7,097,509      $  8,195,256
Total long-term obligations                    $         -       $         -       $         -       $         -       $         -
Stockholders' equity                           $  5,222,223      $  5,734,619      $  5,989,492      $  5,890,530      $  6,816,468
After tax return on sales                              (4.9)%            (0.9)%             1.4%             (5.8)%             2.0%
Return on equity                                       (9.8)%            (1.6)%             3.0%            (11.5)%             3.8%
------------------------------------------------------------------------------------------------------------------------------------

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

QUARTERLY FINANCIAL DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                              2000 QUARTERS
                                                         -----------------------------------------------------------
                                                           FIRST           SECOND          THIRD           FOURTH          TOTAL
                                                         ---------------------------------------------------------------------------
NET SALES                                                $3,096,412      $3,369,368      $1,575,630      $2,412,770     $10,454,180
GROSS PROFIT                                              1,441,013       1,762,789         652,403       1,177,782       5,033,987
NET EARNINGS (LOSS)                                          76,678         217,500        (715,238)        (91,636)       (512,696)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
  CLASS A COMMON                                               0.03            0.09           (0.29)          (0.04)          (0.20)
  CLASS B COMMON                                               0.03            0.09           (0.29)          (0.04)          (0.20)

DIVIDENDS PER CLASS A COMMON SHARE                             0.00            0.00            0.00            0.00            0.00

STOCK PRICE FOR CLASS A COMMON:
  HIGH                                                        6.563           3.625           2.688           2.000
  LOW                                                         2.500           1.563           1.375           0.563


                                                                              1999 Quarters
                                                         -----------------------------------------------------------
                                                         First           Second          Third           Fourth         Total
                                                         ---------------------------------------------------------------------------
Net sales                                                $3,269,107      $2,875,246      $2,888,497      $1,790,855     $10,823,705
Gross profit                                              1,685,362       1,424,193       1,440,680         805,889       5,356,124
Net earnings (loss)                                         177,858          23,965          96,130        (392,110)        (94,157)

Basic and diluted earnings (loss) per share:
  Class A common                                               0.08            0.01            0.05           (0.16)          (0.02)
  Class B common                                               0.04            0.01            0.01           (0.16)          (0.10)

Dividends per Class A common share                             0.04            0.00            0.04            0.00            0.08

Stock price for Class A common:
  High                                                        2.500           3.125           2.875           6.000
  Low                                                         0.594           1.000           1.000           1.250
------------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDER INFORMATION

[GRAPHIC]

ANNUAL MEETING OF SHAREHOLDERS

MAY 4
2:00 PM


ANNUAL MEETING OF SHAREHOLDERS
2:00 PM, Friday, May 4, 2001, Electronic Tele-Communications, Inc. 1915 MacArthur Road, Waukesha, WI.



10-K REPORT AND INVESTOR RELATIONS
Electronic Tele-Communications, Inc. Form 10-K annual report may be obtained without charge by writing to Investor Relations Department, Electronic TeleCommunications, Inc., 1915 MacArthur Road, Waukesha, WI 53188. Investor relations inquiries may be made in writing or by telephone, (262) 542-5600.



STOCK HELD IN "STREET NAME"
Electronic Tele-Communications, Inc. maintains a direct mailing list to ensure that shareholders whose stock is held in broker accounts receive shareholder information on a timely basis. Shareholders may add their names to this list by writing or calling our Investor Relations Department.



STOCK LISTING
Electronic Tele-Communications,Inc. Class A common stock trades on The NASDAQ Stock Market under the symbol ETCIA.



SHAREHOLDERS OF RECORD
As of March 1, 2001, there were approximately 1,100 shareholders of record and beneficial shareholders owning Class A common stock.



TRANSFER AGENT AND REGISTRAR
For address changes or questions regarding your shares or dividend checks, please contact: Firstar Trust Company, 1555 North RiverCenter Drive, Suite 301, Milwaukee, WI, 53212, Telephone (414) 905-5000.



INDEPENDENT AUDITORS
Wipfli Ullrich Bertelson LLP, 1200 North Mayfair Road, Suite 450, Milwaukee, WI 53226



LEGAL COUNSEL
Quarles & Brady, 411 East Wisconsin Avenue, Milwaukee, WI 53202

                                            ELECTRONIC TELE-COMMUNICATIONS, INC.

CORPORATE OFFICERS - DIRECTORS - COMMITTEE ASSIGNMENTS

CORPORATE OFFICERS

      Dean W. Danner, P.E., President and Chief Executive Officer

      Jeffrey M. Nigl, C.P.A., Vice President, Treasurer and Chief Financial Officer

      Joseph A. Voight, Jr., Vice President Sales

      Bonita M. Danner, P.E., Vice President Engineering

      Robert R. Spiering, Vice President Technical Services

      Hazel Danner, Corporate Secretary and Director Human Resources


DIRECTORS

      Peter J. Lettenberger, Esq.,2, Partner, Quarles & Brady

      A. William Huelsman, 2, Investor

      Joanne B. Huelsman, Esq.,1, Wisconsin State Senator

      Richard A. Gabriel, 1,2, Consultant

      Hazel Danner, 3,4, Corporate Secretary and Director Human Resources

      George W. Danner, P.E., 3, Chairman of the Board

      Dean W. Danner, P.E., 3,4, President and Chief Executive Officer

      Bonita M. Danner, P.E., 3,4, Vice President Engineering

      R.W. Johnny Johns,1, Strategic Accounts Manager, Verizon


COMMITTEE ASSIGNMENTS

      1 -- Audit Committee

      2 -- Compensation and Stock Option Committee

      3 -- Executive Committee

      4 -- Facilities Committee


                                                                       [GRAPHIC]

[ETC LOGO]                        CORPORATE OFFICE
                                  1915 MacArthur Road, Waukesha, WI 53188
                                  phone: 262-542-5600
                                  fax: 262-542-1524
                                  toll-free: 1-888-746-4382
                                  www.etcia.com