Form 10KSB40, Exhibit 13
period 2001-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 2002-03-20
CIK 773547

                                                                      EXHIBIT 13

                      [ETC THE VOICE OF THE NETWORK LOGO]

                                  Annual Report
                                      2001



                      Electronic Tele-Communications, Inc.

                               TABLE OF CONTENTS

Letter to Shareholders                               1
Industry Trends                                      2
Markets and Products                                 3
Management's Discussion and Analysis                 4
Report of Auditors                                   6
Financial Statements                                 7
Notes to Financial Statements                       11
Five Year Review                                    19
Quarterly Financial Data                            20
Shareholder Information              Inside Back Cover
Corporate Officers and Directors     Inside Back Cover

LETTER TO SHAREHOLDERS

[PHOTO]

Economic downturns, industry wide layoffs, and then September 11th. 2001 was a year no one will ever forget, but everyone would like to. ETC began the year with an operating budget and strategic plan aimed at recovering from a slow second half of 2000. By the end of the first quarter we could see that we could not meet the sales expectations of our plan and began to scale back operations. By the end of the year we had dropped employment by over 50%, scaled back development projects and taken a number of other cost reduction steps to offset the lack of capital spending in our industry.

During 2001 our industry suffered the worst recession since ETC became a public company and possibly the worst industry recession in the last quarter century. Industry giants like Lucent and Northern Telecom suffered major losses and laid off half of their employees. Capital spending in our industry and our markets virtually stopped and ETC suffered as both a direct supplier of products and as a sub-contractor to the industry giants. The length and depth of the recession made forecasting impossible and forced ETC and others into a mode of repeated cutbacks throughout the year.

The changes and cutbacks we implemented last year will save ETC over $3,000,000 a year on an annualized basis, a large portion related to employment costs. We reduced staffing in all areas of the Company and operated at a level that will support our customer's needs, but which leaves limited room to broaden our product lines or markets. Our engineering staff is focused on the Digicept Emcee and the Audichron Z-10 product lines. These product lines are the foundation for our future in the network offices and customer premises markets respectively. Although development plans had to be scaled back and schedules stretched out, we are proceeding with both products and began shipments and installations during the latter part of 2001. In the next couple of pages Joe Voight, Vice President of Sales and Marketing, explains these markets and how our products fit into the markets. The Emcee and the Z-10 are leading edge products, with new features, improved manufacturability, and competitive pricing which we believe will help return ETC to profitability.

As the financials in this report indicate, we are not out of the woods yet. The telecommunications industry has not recovered and all indicators are that the recovery will be long and slow. We have begun to see customers approving their capital budgets for 2002, something that some customers never did in 2001. We are also seeing an increase in requests for quotations, an increase in requests for specifications, and a general increase in activity across our markets. These are all indicators that lead us to anticipate an increase in orders. Based on our 2002 strategic plan and budget incorporating the 2001 cost reductions, ETC can return to profitability at sales levels significantly lower than any point in the last 10+ years.

There is no good way to look back at 2001, but it is behind us and our future is ahead of us. As our industry recovers from the recession, it will bring in new ways of doing business and new services for its customers. Traditional telephone switching systems will be augmented or replaced by new technologies in the IP and converged market places. Services like voice mail will become available in the small and rural areas of the country, not just in the larger metropolitan areas. ETC is aware of these changing trends, and has developed its products to fit into the new telecommunications model. The Emcee works in both the new IP market and the classic telecom market. The Emcee can provide many of these new services at a competitive, yet profitable cost to our customers. ETC looks forward to the telecommunications industry climbing out of the recession and looks forward to a return to profitability and growth.


/s/ Dean W. Danner

Dean W. Danner, P.E.
President & CEO
March 5, 2002

An Interview with Vice President of Sales Joe Voight

[PHOTO]

WHAT KEY EVENTS OCCURRED IN 2001?

During 2001 our Emcee product was registered through the United States Patent & Trademark Office. The first systems were shipped and installed. Our customers required advanced applications and/or new protocols not previously available.

Our new Z-10 product, positioned for use in the Time, Temperature and Weather marketplace, was launched as the replacement for our existing 210B and 410 equipment. The Z-10 will allow ETC to penetrate new markets, such as funeral and nursing homes. This low cost functional product should increase our recording and weather services revenue.

Shipments into the international marketplace continue to be important as ETC makes available products that support protocols required in the rest of the world. Of special note are the projects that started in the Dominican Republic last year that will continue into 2002.

HOW ARE INDUSTRY TRENDS IMPACTING ETC?

The turmoil that affected telecommunication equipment providers during 2001 appears to be diminishing as ETC enters 2002. The changes that took place with regard to the CLECs, weaker ones disappearing and stronger ones appearing, will benefit ETC as we are well positioned with many of the stronger surviving companies. The mergers within the industry that started in 2000 and finished in 2001, with the large incumbent carriers that caused capital spending to slow down and/or be put on hold, have now had a chance to finalize and the resulting increases in capital spending should help ETC to rebound. Meanwhile, smaller traditional regional carriers that had rapidly expanded their networks by purchasing exchanges that became available because of the large mergers have had time to finally put in place the upgrade programs needed to effectively manage those exchanges. Effectively, many of the network expansions that were cancelled or delayed during 2001 because of the cut back on capital expenditures are finally beginning to be implemented during 2002.

EVERYONE TALKS ABOUT CONVERGENCE. WHAT DOES IT REALLY MEAN TO ETC?

Convergence is the term given to the marriage of voice communication that typically utilize circuit-switched PSTN networks and data networks that have traditionally used packet-switched IP networks. Convergence is all about the utilization of voice, data, audio, and video services on the same network. The idea behind convergence is to use packet networks as the model for all communications. The dilemma has been the existing infrastructure can only be upgraded over time. Therefore, an incredible opportunity exists for ETC to be able to provide products that will work in both the traditional network and the next-generation converged network. As the carriers and OEMs continue to upgrade the traditional circuit-switched network to the packet-switched IP network, they will require products that work with both. ETC's Emcee product provides this capability.

[DIGICEPT EMCEE LOGO]

PRODUCTS

ETC utilizes a team approach to product development, incorporating research with data received from the field. ETC's markets require products that are scalable, have centralized administration, and easy to manage applications and reports. Regular certification and compliance testing programs ensure network compatibility and customer satisfaction.

  - DIGICEPT EMCEE performs in the evolving converged network, supplying revenue-generating applications such as voicemail, privacy management, calling name database look-up and internet call waiting, in addition to the historically required PSTN announcements. It provides the open architecture necessary for multiple interfaces and administrative options. Emcee interfaces and supports the following protocols: T1, E1, ISDN/PRI, SS7, ATM and VoIP networks to include H.323, MGCP, SIP, and
       H.248 (MEGACO). The system includes a web-based interface for ease of management.

  - DIGICEPT DNA modules announce information for the central office telephone switch related to changed number, calling feature status or payment information. Carriers often incorporate branding information with these intercept messages for increased name recognition in the industry. Time and temperature has been integrated into this scalable system.

  - AUDICHRON Z-10 time, temperature and weather announcement systems offer essential services to the community. Providers select from Weathertel packages and receive their forecast information electronically from ETC's Weather Center. Optional advertising messages, played before these announcements, can be recorded by the sponsor or ordered through ETC's Recording Services Studio.

  - MAX TERMINATOR keeps telephone peripherals such as call sequencers and automated attendants working efficiently by detecting steady or interrupted progress tones and quickly disconnecting the line.

MARKETS

ETC's markets range from network service providers to major switch manufacturers to consumer-oriented businesses. Network service providers refer to carriers with either circuit or packet-switched networks. These specific customers include ILECs, RBOCs, CLECs, cellular and PCS carriers, and long distance companies. Emerging providers such as softswitch manufacturers and those offering VoIP (Voice over IP) services also comprise part of our customer mix. Today's marketplace relies on a mix of competitive providers from differing circles of technology.

Major switch manufacturers offer ETC products to their customers as part of a total communications solution. ETC fills a niche as a supplier of switch-compatible enhancements with revenue generating options. The switch manufacturer finds ETC's products cost effective allowing them to allocate research funds to areas other than peripheral development.

ETC business customers come from industries including health care, finance, education, transportation, theaters and hospitality. Many utilize ETC products as an easy, economical way to transform their telephones into public bulletin boards, community promotional tools, business advertising mediums, or information services.

Internationally, ETC markets its products into South America, Canada, Mexico, Asia, Europe and other parts of the world. In addition to ETC's sales staff, a network of distributors assists in the sales, marketing and promotion of ETC's products abroad.

[AUDICHRON LOGO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Management's Discussion and Analysis should be read in conjunction with the Financial Statements, Notes to Financial Statements, and Five Year Review of Selected Financial Data, all of which appear later in this report.

RESULTS OF OPERATIONS

The following table presents certain items from the Company's Statements of Operations, expressed as percentages of net sales, together with the percentage changes in the actual amounts of such items from the prior period.

                                                                              Percent Change
                                                                                 Increase
                                                                                (Decrease)
                                                    Percentage of                 2001
                                                      Net Sales                    vs.
                                                2001             2000             2000
---------------------------------------------------------------------------------------------
Net sales                                      100.0%           100.0%           (54.0)%
Cost of products sold                           60.2             51.8            (46.6)
Gross profit                                    39.8             48.2            (61.9)
General and administrative expenses             21.1             12.2            (20.3)
Marketing and selling expenses                  33.4             23.2            (33.8)
Research and development expenses               29.5             17.3            (21.6)
Other income (expense)                          (0.8)            (0.3)            37.3
Earnings (loss) before income taxes            (45.0)            (4.9)           325.8
Income taxes                                     0.1              0.0              0.0
Net earnings (loss)                            (45.1)            (4.9)           323.2
---------------------------------------------------------------------------------------------

REVENUES
Net sales were $4,813,000 in 2001 and $10,454,000 in 2000, a decrease of 54%
between years. The significant decrease in net sales in 2001 was due primarily to lower customer demand for the Company's interactive voice information systems. Included in net sales were revenues from sales of the Company's interactive voice information systems of $1,422,000 for 2001, or 30% of net sales, compared to $6,188,000 for 2000, or 59% of net sales. Typical customers for these products are large, original equipment manufacturers, operating telephone companies, and competitive local exchange carriers. The Company's customers were severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, where falling stock prices, financial losses and workforce reductions adversely impacted their buying decisions. It is not possible to predict the duration of depressed conditions in these customer industries. In addition, the terrorist attacks of September 11, 2001, further slowed the customers' purchasing cycle. Revenue dollars from operating leases, installment sales contracts, and services decreased between years from $3,156,000 in 2000 to $2,823,000 in 2001. The decrease was due primarily to lower lease revenue from the Company's time/weather/ temperature systems and lower installation revenue. In addition, 2001 sales revenues were adversely impacted by delays in introducing two new products to the marketplace. Management believes that shipments of the Company's two new products, which commenced in December 2001, together with improvement in the condition of the domestic economy, will help improve sales revenues in 2002. Product pricing remained relatively constant between years, and inflation did not have a material impact on revenues.

GROSS PROFIT
Gross profit was 39.8% of net sales in 2001 versus 48.2% in 2000. The decrease was due primarily to spreading fixed manufacturing costs over a significantly lower 2001 sales volume. The decrease was partially offset by the Company's cost saving measures implemented during the year that included reductions of manufacturing personnel and related costs.

OPERATING EXPENSES
Total operating expenses were $4,044,000 in 2001, or 84.0% of net sales, compared to $5,515,000 in 2000, or 52.8% of net sales. General and administrative expenses, marketing and selling expenses, and research and development expenses, although higher as a percentage of net sales, were all significantly lower in dollars in 2001 due to cost savings programs and staff downsizing implemented beginning late in the first quarter of 2001 and continuing into the third quarter. The staff downsizing has reduced the Company's workforce by approximately 50% and included all departments within the Company. The reductions implemented since the first quarter of 2001 will save the Company approximately $3,000,000 on an annualized basis.

OTHER INCOME AND EXPENSE
Net other expense in 2001 was $38,000, compared to $28,000 in 2000. The increase between years of net other expense was due to more interest expense incurred for bank borrowing during the first half of 2001. All bank borrowing was paid off in July of 2001.

INCOME TAXES
Income tax expense was $4,000 in both 2001 and 2000. The income tax expense in both years was related to minimum state taxes due in various states.

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE
Net loss was $2,170,000 in 2001 versus $513,000 in 2000. The increase in net loss between years was due primarily to significantly lower sales volume in 2001, partially offset by savings related to cost reductions and staff downsizing.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $1,625,000 at December 31, 2001, compared to $2,012,000 for 2000. The decrease in working capital in 2001 was primarily due to the net loss, partially offset by the proceeds from the sale and leaseback transaction for the Company's building and land in Wisconsin. The decrease in working capital in 2000 was primarily due to a net loss and expenditures made for capital equipment. Cash used by operating activities in 2001 of $545,000 was a result of the net loss, partially offset by collections of accounts receivable and installment sales contracts.

In 2001, repayments made on the revolving credit facility were funded by the sale and leaseback transaction for the building and land, together with collections of accounts receivable and installment sales contracts. In 2000, payments made for capital expenditures and increased accounts receivable were funded primarily by short-term borrowings.

In 2001, the large decrease in accounts receivable was the result of lower sales in 2001 and collection of accounts receivable outstanding at the end of 2000. In 2000, the increase in accounts receivable was a result of increased sales in December 2000 which were not yet due or paid by the end of the year.

Capital expenditures were $45,000 in 2001 and $261,000 in 2000. Capital expenditures in 2001 consisted primarily of computer equipment upgrades. Capital expenditures in 2000 consisted primarily of upgrades to the Company's telephone systems, together with purchases of computer equipment and engineering development equipment.

The Company has sustained substantial operating losses over the past six quarters. In addition, the Company has used substantial amounts of working capital in its operations. The losses and use of working capital were a result of the significant decrease in sales caused by lower customer demand for the Company's products. The Company's customers were severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, where falling stock prices, financial losses and workforce reductions adversely impacted customers' buying decisions. In addition, the terrorist attacks of September 11, 2001 further slowed customers' purchasing cycles.

During 2001, the Company entered into a sale leaseback transaction with an affiliate for the building and associated land in Waukesha, Wisconsin which serves as the Company's principal office and manufacturing facility. The proceeds from the transaction were used to pay off remaining amounts outstanding under a revolving credit facility with a bank and to fund working capital. The revolving credit facility agreement with the bank was subsequently terminated. In addition, the Company reduced its workforce by almost 50% during the year with a combination of terminations and lay-offs.

As of December 31, 2001, the Company had no borrowings. Working capital was $1,625,000, and the Company's current ratio was 3.2. With the workforce reductions in 2001 and controlling of all costs, the Company has significantly reduced the sales levels necessary to turn its operations profitable. Sales increased steadily during the fourth quarter of 2001, and the Company began shipments in December 2001 of its two new products, the Emcee and Z-10. The order backlog increased to $561,000 as of December 31, 2001. The Company will continue to monitor its operations to determine if additional cost savings measures need to be implemented to improve cash flow.

To supplement cash flow in the short-term, the Company has signed an agreement with an affiliate for up to $200,000 of borrowing availability. If present market conditions and demand for the Company's new products continues, management expects the Company's operations will return to profitability in the short-term. If the Company's operations become profitable, management believes the Company can secure additional financing from a bank to fund its operations. If the Company does not return to profitability, however, it is unlikely that it will be able to secure such bank financing.

The Company did not pay a dividend on Class A common stock in 2000 or 2001. If the Company does not pay a minimum dividend of $.08 per share on Class A common stock in 2002, or approximately $161,000, the holders of Class A common stock will be entitled to vote in 2003.

Management believes that the actions it has taken as described above, together with continuing to control costs and monitor operations, provide the opportunity for the Company to continue as a going concern.

FORWARD LOOKING INFORMATION
From time to time, information provided by the Company, statements made by its employees, and information included in its filings with the Securities and Exchange Commission which are not historical facts are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. Such forward-looking information is provided pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties including, but not limited to, improvement of conditions in the Company's customer markets, the ability to increase sales and control expenses, the availability of adequate working capital and credit facilities, the ability to successfully complete development of and bring to market new products for which there is customer demand, technology changes, backlog, status of the economy, governmental regulations, sources of supply, expense structure, product mix, major customers, competition, litigation, and other risk factors detailed in the Company's filings on Form 10-K with the Securities and Exchange Commission. Investors are encouraged to consider the risks and uncertainties included in those filings.

REPORT OF WIPFLI ULLRICH BERTELSON LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ELECTRONIC TELE-COMMUNICATIONS, INC.

We have audited the balance sheets of Electronic Tele-Communications, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Electronic Tele-Communications, Inc. for the year ended December 31, 1999 were audited by other auditors whose report dated February 4, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company has suffered recurring losses from operations and has a retained deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ WIPFLI ULLRICH BERTELSON LLP

Milwaukee, Wisconsin
January 25, 2002

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


                                                      2001                   2000                   1999
------------------------------------------------------------------------------------------------------------
NET SALES (Note 14)                               $  4,812,564           $ 10,454,180           $ 10,823,705

COST OF PRODUCTS SOLD                                2,896,443              5,420,193              5,467,581
                                                  ----------------------------------------------------------
GROSS PROFIT                                         1,916,121              5,033,987              5,356,124

OPERATING EXPENSES:
   General and administrative                        1,015,361              1,273,556              1,275,454
   Marketing and selling                             1,608,089              2,430,033              2,515,635
   Research and development                          1,420,141              1,811,130              1,654,246
                                                  ----------------------------------------------------------
                                                     4,043,591              5,514,719              5,445,335
                                                  ----------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS                     (2,127,470)              (480,732)               (89,211)

OTHER INCOME (EXPENSE):
   Interest expense                                    (38,383)               (27,964)                (2,171)
   Interest and dividend income                             --                     --                  3,225
                                                  ----------------------------------------------------------
                                                       (38,383)               (27,964)                 1,054
                                                  ----------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES                 (2,165,853)              (508,696)               (88,157)

   Income taxes (Note 7)                                 4,000                  4,000                  6,000
                                                  ----------------------------------------------------------

NET EARNINGS (LOSS)                               $ (2,169,853)          $   (512,696)          $    (94,157)
                                                  ==========================================================
BASIC AND DILUTED EARNINGS
 (LOSS) PER SHARE (Notes 11, 12 and 13):
   Class A common                                 $      (0.86)          $      (0.20)          $      (0.02)
                                                  ==========================================================
   Class B common                                 $      (0.86)          $      (0.20)          $      (0.10)
                                                  ==========================================================

------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

                                                                                 2001                  2000
--------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                 $    64,811           $   242,612
   Trade accounts receivable, less allowance for doubtful accounts
     of $20,400 in 2001 and $24,700 in 2000 (Note 14)                            431,310             1,337,084
Inventories (Note 2)                                                           1,380,151             1,526,031
Net investment in installment sales contracts (Note 3)                           391,060               387,365
Prepaid expenses and other current assets                                         91,140               130,912
                                                                             ---------------------------------
     Total current assets                                                      2,358,472             3,624,004

PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 5)                                    434,945             1,394,219
NET INVESTMENT IN INSTALLMENT SALES CONTRACTS (Note 3)                           618,910               995,427
EXCESS OF COST OVER NET ASSETS ACQUIRED, less accumulated
     amortization of $478,725 in 2001 and $448,469 in 2000 (Note 1)              790,596               820,852
                                                                             ---------------------------------

Total Assets                                                                 $ 4,202,923           $ 6,834,502
                                                                             =================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Revolving credit facility (Note 8)                                        $        --           $   870,000
   Accounts payable                                                               99,806               137,974
   Accrued expenses (Note 6)                                                     381,141               504,429
   Income taxes payable                                                           65,630                12,606
   Deferred revenue                                                              123,931                87,270
   Deferred gain on sale of building (Note 5)                                     62,675                    --
                                                                             ---------------------------------
     Total current liabilities                                                   733,183             1,612,279

DEFERRED GAIN ON SALE OF BUILDING (Note 5)                                       417,370                    --
                                                                             ---------------------------------

     Total liabilities                                                         1,150,553             1,612,279

COMMITMENTS (Note 5)

STOCKHOLDERS' EQUITY (Notes 11 and 12):
   Preferred stock, authorized 5,000,000 shares, none issued                          --                    --
   Class A common stock, authorized 10,000,000 shares,
     par value $.01, issued and outstanding 2,009,149 shares                      20,091                20,091
   Class B common stock, authorized 10,000,000 shares,
     par value $.01, issued and outstanding 499,998 shares                         5,000                 5,000
   Additional paid-in capital                                                  3,335,647             3,335,647
   Retained earnings (deficit)                                                  (308,368)            1,861,485
                                                                             ---------------------------------

     Total stockholders' equity                                                3,052,370             5,222,223
                                                                             ---------------------------------

Total Liabilities and Stockholders' Equity                                   $ 4,202,923           $ 6,834,502
                                                                             =================================

--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                        2001                  2000                  1999
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                                 $(2,169,853)          $  (512,696)          $   (94,157)
Adjustments to reconcile net earnings (loss) to
  net cash provided by (used in) operating activities:
   Depreciation and amortization                                        271,040               344,737               380,578
   Deferred income taxes                                                     --                    --                 6,000
   (Gain) loss from sale of property, plant and equipment               (38,412)                1,310                   799
   Changes in operating assets and liabilities:
      Accounts receivable                                               905,774              (463,661)            1,752,206
      Inventories                                                       145,880                48,382              (190,148)
      Net investment in installment sales contracts                     372,822                28,975              (506,903)
      Prepaid expenses and other assets                                  39,772                (3,007)               38,146
      Accounts payable and accrued expenses                            (161,456)              (13,326)             (274,727)
      Income taxes                                                       53,024                85,703              (123,847)
      Deferred revenue                                                   36,661                (2,057)              (78,741)
                                                                    -------------------------------------------------------
         Total adjustments                                            1,625,105                27,056             1,003,363
                                                                    -------------------------------------------------------
      Net cash provided by (used in) operating activities              (544,748)             (485,640)              909,206
                                                                    =======================================================

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                 (45,179)             (261,058)             (189,125)
   Proceeds from sale of property, plant and equipment                1,282,126                11,358                   200
                                                                    -------------------------------------------------------
      Net cash provided by (used in) investing activities             1,236,947              (249,700)             (188,925)
                                                                    =======================================================

CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowings (payments) on revolving credit facility, net             (870,000)              670,000            (1,100,000)
   Dividends paid                                                            --                    --              (160,716)
   Issuance of common stock                                                  --                   300                    --
                                                                    -------------------------------------------------------
      Net cash provided by (used in) financing activities              (870,000)              670,300            (1,260,716)
                                                                    =======================================================

Net increase (decrease) in cash and cash equivalents                   (177,801)              (65,040)             (540,435)

Cash and cash equivalents at beginning of year                          242,612               307,652               848,087
                                                                    -------------------------------------------------------

Cash and cash equivalents at end of year                            $    64,811           $   242,612           $   307,652
                                                                    =======================================================

Supplemental disclosures of cash flow information:
   Cash paid for income taxes                                       $     2,278           $    59,397           $   147,495
   Cash received from income tax refunds                                 51,302               141,000                17,647
   Cash paid for interest expense                                        43,921                23,314                 8,027

---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


                                                 Common Stock (Note 11)
                                     ---------------------------------------------
                                            Class A                   Class B
                                     --------------------      -------------------       Additional       Retained        Total
                                       Number                    Number                   Paid-in         Earnings     Stockholders'
                                     of Shares     Amount      of Shares    Amount        Capital        (Deficit)        Equity
------------------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 1999          2,008,949     $20,089      499,998     $5,000      $3,335,349     $ 2,629,054      $ 5,989,492

   Net loss                                 --          --           --         --              --         (94,157)         (94,157)
   Cash dividends paid:
    $.08 per Class A common share           --          --           --         --              --        (160,716)        (160,716)
                                     ----------------------------------------------------------------------------------------------

Balances at December 31, 1999        2,008,949      20,089      499,998      5,000       3,335,349       2,374,181        5,734,619

   Net loss                                 --          --           --         --              --        (512,696)        (512,696)
   Issuance of common stock                200           2           --         --             298              --              300
                                     ----------------------------------------------------------------------------------------------

Balances at December 31, 2000        2,009,149      20,091      499,998      5,000       3,335,647       1,861,485        5,222,223

   NET LOSS                                 --          --           --         --              --      (2,169,853)      (2,169,853)
                                     ----------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 2001        2,009,149     $20,091      499,998     $5,000      $3,335,647     $  (308,368)     $ 3,052,370
                                     ==============================================================================================
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS AND CONCENTRATION OF CREDIT RISK
The Company designs, manufactures, and markets digital voice information systems and related services. The Company's equipment provides a wide range of audio and computer information and call handling capabilities via telephone networks, computer networks, and the Internet. The Company's digital voice information systems deliver network interoperability and revenue-generating applications. Branding, time and temperature announcements, and weather forecasts are among the applications designed to increase customers' name recognition and market presence. Additionally, revenue-generating applications such as automatic callback, changed number with call completion, repeat dialing, and wake-up/reminder services enable providers to differentiate themselves from their competition. Services include professional recording, turnkey installations, on-site training, and 24-hour technical support.

The Company's customers include Regional Bell Operating Companies (RBOCs), Competitive Local Exchange Carriers (CLECs), independent telephone companies, long distance companies, wireless carriers, cable companies, utilities, leading telecommunications manufacturers, and other businesses and organizations.

The Company was incorporated in Wisconsin in 1980. The Company's executive offices, together with manufacturing, engineering, marketing, sales, and technical services are located in Waukesha, Wisconsin. In addition, engineering, technical services, and a regional sales office are located in Norcross, Georgia.

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

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization is provided using the straight-line method over estimated useful lives of three to 20 years.

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

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

REVENUE RECOGNITION
Revenue from equipment sales is recognized at the time of shipment. Revenue from operating leases and services is recognized when the related service is provided. Revenue from the sale of maintenance contracts is deferred and recognized over the term of the contract.

Certain sales are under installment sales contracts for the Company's Audichron 410 interactive systems. Revenue is recognized upon shipment of these systems to the customer. The difference between the expected minimum payments and the revenue recognized for each agreement is unearned revenue. The unearned revenue is amortized over the term of each agreement using the effective interest method.

Revenue from installment sales contracts, operating leases and services were approximately 59%, 30%, and 36% of total revenue in 2001, 2000 and 1999, respectively.

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

COMPREHENSIVE INCOME
Net income (loss) for 2001, 2000 and 1999 is the same as comprehensive income
(loss) as defined pursuant to SFAS No. 130, "Reporting Comprehensive Income."

NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138. The Company has adopted the provisions of these standards effective January 1, 2001. Because the Company has not used derivatives in the past and does not expect to do so in the future, the adoption of these standards did not have an effect on its results of operations or financial position, and it is not expected to have an effect in the future.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 supersedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets acquired outside of a business combination should be accounted for upon acquisition and how goodwill and other intangible assets should be accounted for after they have been initially recognized. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Other intangible assets with a finite life will be amortized over their useful life. Goodwill and other intangible assets with indefinite useful lives shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management, at this time, cannot determine the effect adoption of SFAS No. 142 may have on the financial statements of the Company as the statement requires a comprehensive review of previous combinations accounted for under the purchase accounting method and an analysis of impairment as of the date of adoption. The impairment analysis for goodwill and other intangible assets with an indefinite useful life has not been completed. The impairment analysis will be completed within the timelines outlined in SFAS No. 142 which include an initial transitional goodwill impairment test to be completed by June 30, 2002.

2. INVENTORIES

Inventories consisted of the following at December 31:

                                           2001            2000
-----------------------------------------------------------------
Raw materials and supplies              $ 417,752      $  557,453
Work-in-process and finished goods        785,778         776,630
Maintenance and demo parts                302,849         343,676
Reserve for obsolescence                 (126,228)       (151,728)
-----------------------------------------------------------------

Total inventories                      $1,380,151      $1,526,031
-----------------------------------------------------------------

The Company has determined that certain inventories are obsolete or are in excess of anticipated future demand. Accordingly, the Company has recorded a reserve for obsolescence as indicated above. The Company will continue to evaluate these inventories and will adjust the reserve as needed in the future. Accordingly, this significant estimate is subject to change in the near term.

3. INSTALLMENT SALES CONTRACTS

The Company engages in sales agreements with customers for Audichron(R) 410 systems that are accounted for as sales-type leases. The agreements have varying length terms expiring in various years through 2006.

Following is a summary of the components of the Company's net investment in installment sales contracts at December 31:

                                                       2001              2000
--------------------------------------------------------------------------------
Total minimum lease payments to be received        $ 1,452,964       $ 2,147,322
Unearned revenue                                      (419,507)         (741,043)
Allowance for doubtful accounts                        (23,487)          (23,487)
--------------------------------------------------------------------------------

Net investment in installment sales contracts      $ 1,009,970       $ 1,382,792
--------------------------------------------------------------------------------

In accordance with the sales agreements, title passes to the customer upon shipment of the equipment, and therefore, there is no residual value of the equipment.

Future minimum lease payments to be received under these agreements at December 31, 2001 are as follows:


Year                                                              Lease Payments
--------------------------------------------------------------------------------
2002                                                                  $  624,596
2003                                                                     466,646
2004                                                                     292,805
2005                                                                      64,520
2006                                                                       4,397
--------------------------------------------------------------------------------

Total minimum lease payments to be received                           $1,452,964
--------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

                                                      2001                2000
--------------------------------------------------------------------------------
Land                                               $        --       $   289,290
Buildings and leasehold improvements                     5,605         1,243,694
Equipment and furniture                              2,361,559         2,501,439
--------------------------------------------------------------------------------
                                                     2,367,164         4,034,423

Accumulated depreciation and amortization           (1,932,219)       (2,640,204)
--------------------------------------------------------------------------------

Net property, plant and equipment                  $   434,945       $ 1,394,219
--------------------------------------------------------------------------------

5. LEASE COMMITMENTS

On July 18, 2001, the Company entered into a sale leaseback transaction with an affiliate for the building and associated land located in Waukesha, Wisconsin, which serves as the Company's principal office and manufacturing facility. The sale leaseback transaction has been accounted for as an operating lease. Under the sale and leaseback arrangement, the purchase price of $1,350,000 consisted of: (a) a $60,000 cash payment upon acceptance of the Offer to Purchase; (b) $1,068,000 paid at closing; (c) a rent credit to the Company of $17,000 per month during 2001 for a maximum of $102,000; and (d) a rent credit of $5,000 per month during 2002 and 2003, for a total of $120,000. The Company used the net proceeds of the sale to eliminate its bank debt and supplement its working capital. A gain of $576,379 was realized on the transaction. The gain has been deferred and will be amortized to income in proportion to rental payments over the term of the lease. During 2001, gain totaling $41,337 has been recognized.

The Company has leased the facility back from the buyer under a triple net lease for a term ending December 31, 2007. The monthly rent for 2001 and 2002 is $17,335 per month before rent credit. For rent due beginning January 2003, base rent increases at a rate of 3% annually over the prior year base rent.

As of December 31, 2001, prepaid rental expense of $68,003 and net deferred gain totaling $480,045 relating to the sale leaseback transaction are included in the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

In addition to the lease of its Wisconsin facility, the Company leases a facility in Norcross, Georgia under a long-term operating lease extending to the year 2005. Future minimum lease payments at December 31, 2001 for the two facilities are as follows:

Year                                                             Rental Payments
--------------------------------------------------------------------------------
2002                                                                 $   357,600
2003                                                                     370,100
2004                                                                     443,000
2005                                                                     359,200
2006                                                                     234,100
Thereafter                                                               241,100
--------------------------------------------------------------------------------

Total minimum lease payments                                         $ 2,005,100
--------------------------------------------------------------------------------

Rent expense consists of the following:

                                              2001          2000          1999
--------------------------------------------------------------------------------
Total rent expense                        $  468,576    $  414,374   $   561,973
Amounts received under sublease rentals     (102,763)     (114,607)     (224,982)
--------------------------------------------------------------------------------

Net rent expense                          $  365,813    $  299,767   $   336,991
--------------------------------------------------------------------------------

In prior years, the Company leased, and in turn, subleased additional space in Atlanta, Georgia and Pleasanton, California. The final lease and associated sublease of additional space was terminated in November 2001.

6. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:

                                                           2001          2000
--------------------------------------------------------------------------------
Accrued wages and benefits                              $  199,785   $   306,936
Product warranty reserve                                    26,842        37,548
State and local sales tax accrual                           20,449        39,377
Accrued professional fees                                   51,000        13,000
Other accrued expenses                                      83,065       107,568
--------------------------------------------------------------------------------

Total accrued expenses                                  $  381,141   $   504,429
--------------------------------------------------------------------------------

7. INCOME TAXES

Income tax expense consists of the following:

                                             2001          2000          1999
--------------------------------------------------------------------------------
Current:
   Federal                                $       --    $       --   $        --
   State                                       4,000         4,000            --
--------------------------------------------------------------------------------
      Total current                            4,000         4,000            --

Deferred                                    (149,100)           --        60,000
Benefit of net operating losses             (639,700)     (169,000)      (62,200)
Change in valuation reserve                  788,800       169,000         8,200
--------------------------------------------------------------------------------

Income tax expense                        $    4,000    $    4,000   $     6,000
--------------------------------------------------------------------------------

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:


                                                         2001          2000          1999
-------------------------------------------------------------------------------------------
Statutory rate                                          (34.0)%       (34.0)%       (34.0)%

State income taxes net of Federal benefit                (4.0)         (4.0)           --
State effect of change in deferred tax assets              --            --         (10.3)
Amortization of goodwill and acquisition costs            0.5           2.3          13.1
Change in deferred income tax valuation allowance        37.0          33.0           9.3
Permanent differences                                     0.6           3.5          28.7
Other                                                     0.1            --            --
-------------------------------------------------------------------------------------------

Effective tax rate                                        0.2%          0.8%          6.8%
-------------------------------------------------------------------------------------------

At December 31, 2001, the Company had net operating loss carryforwards of approximately $2,921,000 and research and development credits totaling $51,500 which are subject to federal regulations and limitations. The carryforwards and credits, which expire in various years, are available to offset future federal taxable income and income taxes. The valuation reserve of $1,593,500 and $789,500 at December 31, 2001 and 2000, respectively, was provided because of uncertainty as to whether the net deferred tax asset would be realized, based on the Company's financial results in the current and prior years. If the Company is profitable in future years, the valuation reserve will be reduced and used to offset income tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                          2001              2000
----------------------------------------------------------------------------------
Deferred tax liabilities:
   Excess of tax over book depreciation              $   (44,900)      $    (7,200)

Deferred tax assets:
   Net operating loss carryforwards                    1,131,100           486,200
   Inventories                                           172,700           199,200
   Allowance for doubtful accounts                        15,900            18,300
   Research and development tax credit                    51,500            40,400
   Accrued charges and other                              65,000            52,600
   Deferred gain                                         202,200                --
----------------------------------------------------------------------------------

      Total deferred tax assets                        1,638,400           796,700
----------------------------------------------------------------------------------

Net deferred tax asset before valuation reserve        1,593,500           789,500
Valuation reserve                                     (1,593,500)         (789,500)
----------------------------------------------------------------------------------

Net deferred tax asset                               $        --       $        --
----------------------------------------------------------------------------------

8. REVOLVING CREDIT FACILITY

During 2001, the Company terminated its Credit Agreement with a bank. Prior to the termination, the Company had a Credit Agreement secured by certain listed assets of the Company. The provisions of the agreement restricted security interests in Company assets, required maintenance of minimum current ratios, tangible net worth, net earnings, and debt ratios, and limited capital expenditures and restricted payments. The Company is currently seeking additional sources of financing.

9. PROFIT SHARING PLAN

The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contributions and additional discretionary contributions determined by the Board of Directors which, in the aggregate, amounted to $48,300 in 2001, $83,800 in 2000, and $85,200 in 1999.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

10. STOCK OPTION PLAN

The Company has a 1999 Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Compensation and Stock Option Committee of the Board of Directors. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants. As of December 31, 2001, 72,100 shares are available for future grants.

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

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. No options were granted in 2001. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                       2000           1999
----------------------------------------------------------------------------
Risk-free interest rate                                6.6%           6.2%
Expected dividend yield                                3.4%           2.7%
Volatility factor of the expected market price of
   the Company's common stock                          0.98           0.89
Weighted-average expected life of the option        4.6 years      4.6 years
----------------------------------------------------------------------------

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                2001                2000              1999
----------------------------------------------------------------------------------------------
Pro forma net income (loss)               $  (2,185,279)      $    (527,224)    $     (98,670)
Pro forma earnings (loss) per share:
   Class A common                         $       (0.87)      $       (0.21)    $       (0.02)
   Class B common                         $       (0.87)      $       (0.21)    $       (0.10)
----------------------------------------------------------------------------------------------

Transactions with respect to the Company's stock option plan were as follows:

                                               1999                      2000                    2001
-----------------------------------------------------------------------------------------------------------------
                                                   Weighted                  Weighted                  WEIGHTED
                                                    Average                   Average                   AVERAGE
                                       Option      Exercise      Option      Exercise      OPTION      EXERCISE
                                       Shares        Price       Shares        Price       SHARES        PRICE
-----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       151,300       $3.90       125,100       $3.28       230,300       $2.47
Granted                                 37,200        1.71       132,000        1.92            --          --
Exercised                                   --          --          (200)       1.50            --          --
Forfeited                              (63,400)       3.84       (26,600)       3.53       (47,700)       2.75

Outstanding at end of year             125,100        3.28       230,300        2.47       182,600        2.40

Exercisable at end of year              64,260        4.75        66,380        4.00        82,860        2.99

Weighted average fair value of
   Options granted during the year                    1.03                      1.19                        --
-----------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 2001, ranged from $0.91 to $6.50. Additional information related to these options segregated by exercise price range is as follows:

                                                                                         Exercise Price Range
                                                                               $0.91 to        $1.76 to        $4.25 to
                                                                                  $1.75           $4.24           $6.50
-----------------------------------------------------------------------------------------------------------------------
Options outstanding                                                              81,100          77,500          24,000
Weighted average exercise price of options outstanding                            $1.26           $2.72           $5.22
Weighted average remaining contractual life of options outstanding            7.3 years       7.0 years       1.9 years
Options exercisable                                                              30,880          27,980          24,000
Weighted average exercise price of options exercisable                            $1.43           $2.79           $5.22
-----------------------------------------------------------------------------------------------------------------------

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

12. DIVIDENDS

The holders of Class A common stock, which is non-voting, are entitled to receive a non-cumulative annual cash dividend of $.08 per share before any dividends may be paid to the holders of Class B common stock. Thereafter, any additional dividend in a fiscal year must be paid on the two classes of common stock on an equal basis. If the preferential dividend is omitted for three consecutive years, the Class A common stock is entitled to vote in the following year. The dividend was omitted in 2001 and 2000.

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

                                                                     2001              2000              1999
-----------------------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings per share:
   Net earnings (loss)                                           $(2,169,853)      $  (512,696)      $   (94,157)
   Less dividends paid:
      Class A common                                                      --                --           160,716
      Class B common                                                      --                --                --
-----------------------------------------------------------------------------------------------------------------
   Undistributed earnings (loss)                                 $(2,169,853)      $  (512,696)      $  (254,873)

Denominator for basic and diluted earnings per share:
   Weighted average shares:
      Class A common                                               2,009,149         2,009,139         2,008,949
      Class B common                                                 499,998           499,998           499,998
-----------------------------------------------------------------------------------------------------------------
         Total                                                     2,509,147         2,509,137         2,508,947

Calculation of basic and diluted earnings (loss) per share:
   Class A common:
      Distributed earnings                                       $        --       $        --       $      0.08
      Undistributed earnings (loss)                                    (0.86)            (0.20)            (0.10)
-----------------------------------------------------------------------------------------------------------------
      Basic and diluted earnings (loss) per share                $     (0.86)      $     (0.20)      $     (0.02)

   Class B common:
      Distributed earnings                                       $        --       $        --       $        --
      Undistributed earnings (loss)                                    (0.86)            (0.20)            (0.10)
-----------------------------------------------------------------------------------------------------------------
      Basic and diluted earnings (loss) per share                $     (0.86)      $     (0.20)      $     (0.10)
-----------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Options to purchase shares of Class A common stock under the Company's Nonqualified Stock Option Plan were outstanding. However, these shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. The number of shares excluded from the computation were 182,600 for 2001, 230,300 for 2000, and 125,100 for 1999. See Note 10 for additional information regarding stock options.

14. ENTERPRISE INFORMATION

The Company operates as one reportable segment.

GEOGRAPHIC INFORMATION
Geographic information related to the Company's revenues and long-lived assets are as follows:

                                   Revenues (a)                          Long-Lived Assets
                              Years Ended December 31,                       December 31,
                      2001            2000               1999            2001            2000
------------------------------------------------------------------------------------------------
United States      $4,348,249     $ 9,885,710      $ 10,508,555        $ 434,945      $1,394,219

Other countries       464,315         568,470           315,150               --              --
------------------------------------------------------------------------------------------------

Total              $4,812,564     $10,454,180      $ 10,823,705        $ 434,945      $1,394,219
------------------------------------------------------------------------------------------------

(a) Revenues are attributed to countries based on the location of customers.

MAJOR CUSTOMERS
No customer accounted for more than 10% of sales in 2001 and 1999. One customer accounted for 16% of sales in 2000. The amount due from the customer at December 31, 2000, was approximately $556,000.

15. COMPANY OPERATIONS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses over the past six quarters. In addition, the Company has used substantial amounts of working capital in its operations. The losses and use of working capital were a result of the significant decrease in sales caused by lower customer demand for the Company's products. The Company's customers were severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, where falling stock prices, financial losses, and workforce reductions adversely impacted customers' buying decisions. In addition, the terrorist attacks of September 11, 2001, further slowed customers' purchasing cycles.

During 2001, the Company entered into a sale leaseback transaction with an affiliate for the building and associated land in Waukesha, Wisconsin which serves as the Company's principal office and manufacturing facility. The proceeds from the transaction were used to pay off remaining amounts outstanding under a revolving credit facility with a bank, and to fund working capital. The revolving credit facility agreement with the bank was subsequently terminated. In addition, the Company reduced its workforce by almost 50% during the year with a combination of terminations and lay-offs.

As of December 31, 2001, the Company had no borrowings. Working capital was $1,625,000, and the Company's current ratio was 3.2. With the workforce reductions in 2001 and controlling of all costs, the Company has significantly reduced the sales levels necessary to turn its operations profitable. Sales increased steadily during the fourth quarter of 2001, and the Company began shipments in December 2001 of its two new products, the Emcee and Z-10. The order backlog increased to $561,000 as of December 31, 2001. The Company will continue to monitor its operations to determine if additional cost savings measures need to be implemented to improve cash flow.

To supplement cash flow in the short-term, the Company has signed an agreement with an affiliate for up to $200,000 of borrowing availability. Management expects the Company's operations will return to profitability in the short-term. As the Company's operations become profitable, management is confident that it can secure additional financing from a bank to fund its operations.

Management believes that the actions it has taken as described above, together with continuing to control costs and monitor operations, provide the opportunity for the Company to continue as a going concern.

FIVE YEAR REVIEW OF SELECTED FINANCIAL DATA

For the Years Ended December 31,              2001               2000              1999                1998               1997
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Net sales                                $  4,812,564       $ 10,454,180       $ 10,823,705       $ 13,149,994       $ 11,636,464
Cost of products sold                       2,896,443          5,420,193          5,467,581          7,122,327          6,644,969
                                         ------------------------------------------------------------------------------------------
Gross profit                                1,916,121          5,033,987          5,356,124          6,027,667          4,991,495

General and administrative                  1,015,361          1,273,556          1,275,454          1,464,602          1,681,658
Marketing and selling                       1,608,089          2,430,033          2,515,635          2,350,465          2,274,716
Research and development                    1,420,141          1,811,130          1,654,246          1,751,603          1,784,590
Other income (expense)                        (38,383)           (27,964)             1,054            (67,173)           (11,870)
                                         ------------------------------------------------------------------------------------------

Earnings (loss) before income taxes        (2,165,853)          (508,696)           (88,157)           393,824           (761,339)
Income taxes                                    4,000              4,000              6,000            214,500            (84,000)
                                         ------------------------------------------------------------------------------------------

Net earnings (loss)                      $ (2,169,853)      $   (512,696)      $    (94,157)      $    179,324       $   (677,339)
                                         ==========================================================================================

PER SHARE DATA:
Weighted average
   shares outstanding                       2,509,147          2,509,137          2,508,947          2,508,947          2,504,751
Basic and diluted earnings
   (loss) per share:
      Class A common                     $      (0.86)      $      (0.20)      $      (0.02)      $       0.08       $      (0.25)
      Class B common                     $      (0.86)      $      (0.20)      $      (0.10)      $       0.04       $      (0.33)

Shares outstanding at year end              2,509,147          2,509,147          2,508,947          2,508,947          2,508,949
Book value per share                     $       1.22       $       2.08       $       2.29       $       2.39       $       2.35
Cash dividends paid per share            $         --       $         --       $       0.08       $       0.04       $       0.12

OTHER DATA:
Working capital                          $  1,625,289       $  2,011,725       $  2,300,359       $  2,783,173       $  2,854,445
Current ratio                                     3.2                2.2                3.4                2.2                3.6
Total assets                             $  4,202,923       $  6,834,502       $  6,679,675       $  8,438,766       $  7,097,509
Total long-term obligations              $         --       $         --       $         --       $         --       $         --
Stockholders' equity                     $  3,052,370       $  5,222,223       $  5,734,619       $  5,989,492       $  5,890,530
After tax return on sales                       (45.1)%             (4.9)%             (0.9)%              1.4%              (5.8)%
Return on equity                                (71.1)%             (9.8)%             (1.6)%              3.0%             (11.5)%
-----------------------------------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------------------

                                                                           2001 QUARTERS
                                                  --------------------------------------------------------------
                                                     FIRST           SECOND            THIRD           FOURTH             TOTAL
                                                  --------------------------------------------------------------------------------
NET SALES                                         $1,671,825       $1,214,925       $  918,605       $1,007,209       $ 4,812,564
GROSS PROFIT                                         666,136          461,220          265,991          522,774         1,916,121
NET EARNINGS (LOSS)                                 (707,249)        (723,791)        (535,708)        (203,105)       (2,169,853)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
   CLASS A COMMON                                      (0.28)           (0.29)           (0.21)           (0.08)            (0.86)
   CLASS B COMMON                                      (0.28)           (0.29)           (0.21)           (0.08)            (0.86)

DIVIDENDS PER CLASS A COMMON SHARE                      0.00             0.00             0.00             0.00              0.00

STOCK PRICE FOR CLASS A COMMON:
      HIGH                                             1.250            2.600            0.750            0.460
      LOW                                              0.594            0.550            0.250            0.090


                                                                           2000 Quarters
                                                  --------------------------------------------------------------
                                                     First            Second           Third           Fourth             Total
                                                  --------------------------------------------------------------------------------
Net sales                                         $3,096,412       $3,369,368       $1,575,630       $2,412,770       $10,454,180
Gross profit                                       1,441,013        1,762,789          652,403        1,177,782         5,033,987
Net earnings (loss)                                   76,678          217,500         (715,238)         (91,636)         (512,696)

Basic and diluted earnings (loss) per share:
   Class A common                                       0.03             0.09            (0.29)           (0.04)            (0.20)
   Class B common                                       0.03             0.09            (0.29)           (0.04)            (0.20)

Dividends per Class A common share                      0.00             0.00             0.00             0.00              0.00

Stock price for Class A common:
      High                                             6.563            3.625            2.688            2.000
      Low                                              2.500            1.563            1.375            0.563

----------------------------------------------------------------------------------------------------------------------------------

ANNUAL MEETING OF SHAREHOLDERS
2:00 PM, Friday, May 3, 2002
Electronic Tele-Communications, Inc.
1915 MacArthur Road, Waukesha, WI

10-K REPORT AND INVESTOR RELATIONS
Electronic Tele-Communications, Inc. Form 10K annual report may be obtained without charge by writing to Investor Relations Department, Electronic Tele-Communications, Inc., 1915 MacArthur Road, Waukesha, WI 53188. Investor relations inquiries may be made in writing or by telephone, (262) 542-5600.

STOCK HELD IN "STREET NAME"
Electronic Tele-Communications, Inc. maintains a direct mailing list to ensure that shareholders whose stock is held in broker accounts receive shareholder information on a timely basis. Shareholders may add their names to this list by writing or calling our Investor Relations Department.

STOCK LISTING
Electronic Tele-Communications, Inc. Class A common stock trades on the OTC Bulletin Board under the symbol ETCIA.

SHAREHOLDERS OF RECORD
As of March 1, 2002 there were approximately 1,000 shareholders of record and beneficial shareholders owning Class A common stock.

TRANSFER AGENT AND REGISTRAR
For address changes or questions regarding your shares or dividend checks, please contact: U.S. Bank Corporate Trust Services, 1555 North RiverCenter Drive, Suite 301, Milwaukee, WI, 53201-2077, Telephone (414) 905-5090

INDEPENDENT AUDITORS
Wipfli Ullrich Bertelson LLP, 1200 North Mayfair Road, Suite 450, Milwaukee, WI 53226

LEGAL COUNSEL
Quarles & Brady LLP, 411 East Wisconsin Avenue, Milwaukee, WI  53202


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

DIRECTORS
                   Peter J. Lettenberger, Esq., 2, Partner, Quarles & Brady LLP
                   A. William Huelsman, 2, Investor
                   Joanne B. Huelsman, Esq., 1, Wisconsin State Senator
                   Richard A. Gabriel, 1,2, Consultant
                   Hazel Danner, 3,4, Corporate Secretary and Director
                      Human Resources
                   George W. Danner, P.E., 3,4, Chairman of the Board
                   Dean W. Danner, P.E., 3,4, President and Chief Executive
                      Officer
                   Bonita M. Danner, P.E., 3,4 Vice President Engineering
                   R.W. Johnny Johns, 1, Strategic Accounts Manager, Verizon


COMMITTEE ASSIGNMENTS
1--Audit Committee
2--Compensation and Stock Option Committee
3--Executive Committee
4--Facilities Committee

                      [ETC THE VOICE OF THE NETWORK LOGO]

                                CORPORATE OFFICE:
                              1915 MacArthur Road
                               Waukesha, WI 53188
                                 (262) 542-5600