Form 10KSB, Exhibit 13
period 2002-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 2003-03-26
CIK 773547

                                                                   Annual Report

                                                                            2002

                                            Electronic Tele-Communications, Inc.

                                TABLE OF CONTENTS

           Products and Markets                                  1
           Letter to Shareholders                                2
           Management's Discussion and                           3
           Analysis
           Report of Auditors                                    5
           Financial Statements                                  6
           Notes to Financial Statements                         10
           Five Year Review                                      19
           Quarterly Financial Data                              20
           Shareholder Information                 Inside Back Cover
           Corporate Officers and Directors        Inside Back Cover

                                                                 [DIGICEPT LOGO]

Products

ETC, "The Voice of the Network," designs, manufactures, and services quality telecommunications products. ETC's markets require products that are scalable, allow for easy to manage applications and reports, and have centralized administration. Regular certification and compliance testing programs ensure network compatibility and customer approval.

- DIGICEPT EMCEE, our application server, features CompactPCI architecture, hot-swappable components, a web-based administration, and interfaces for existing and emerging telephone carrier switch-specific protocols. The Emcee's revenue-generating applications and enhanced services include voicemail, privacy call screening, internet call waiting, changed number with call completion, multi-level audiotex, time-temperature-weather services, along with standard intercept announcements.

- DIGICEPT DNA modules announce standard information for the central office switch related to calling feature status and providing payment information. Carriers often incorporate branding information with these intercept messages for increased name recognition in the industry. Time and temperature has been integrated into this system.

- AUDICHRON Z-10 time, temperature, and weather announcement systems offer essential services to the community. Providers select from Weathertel packages and receive forecast information electronically from ETC's Weather Center. Optional advertising messages, played either before or after these announcements, can be recorded by the sponsor or ordered through ETC's Recording Services Studio.

- MAX TERMINATOR keeps telephone peripherals such as call sequencers and automated attendants working efficiently by detecting steady or interrupted progress tones and quickly disconnecting the line.

Markets

ETC's markets encompass all aspects of the telecommunications industry, from the network service providers and major switch manufacturers to consumer-oriented businesses. These specific customers include local exchange carriers, cellular and PCS providers, and long distance companies. Emerging providers such as cable companies and softswitch manufacturers offering Voice over IP services also constitute part of our customer mix. In today's marketplace all carriers of voice and data have a need for ETC's products.

Major switch OEMs offer ETC's solutions to their customers as part of their total integrated product lineup. ETC's revenue generating applications assist the OEM in securing additional business and allow them to allocate research funds to areas other than peripheral development.

ETC's enterprise business customers come from industries including health care, finance, education, manufacturing, transportation and hospitality. They use ETC products as a simple, economical way to turn their telecom networks into a productivity enhancer.

Internationally, ETC markets it products in South America, Mexico, Canada, Europe, Asia and other parts of the world. A well trained network of distributors assists in the sales, services, marketing and promotion of ETC's products worldwide.

[AUDICHRON LOGO]

Letter to Shareholders
                                                       [PHOTO OF DEAN W. DANNER]

After the economic downturns of 2001, most industry executives expected a slow recovery in capital spending in 2002. Industry giants like Nortel and Lucent projected a return to profitability by the end of 2002, and ETC along with others tried to position ourselves for that recovery. But the real recovery didn't happen in 2002, and after a profitable second quarter ETC's sales again fell short of expectations in the third and fourth quarters of 2002. In contrast to this lack of sales volume, ETC did see an increase in proposal activity during the year, with our Digicept Emcee product fitting comfortably into the requirements being requested by our customers. Unfortunately, these proposals have not yet converted into sales due to the lack of capital spending in the industry.

Instead of returning to growth in 2002, our industry remained in the worst recession since ETC became a public company and possibly the worst industry recession in the last half century. According to TIA (Telecommunications Industry Association), capital spending on network and facilities, our primary market, dropped 49 percent in 2002 on top of a 26 percent drop in 2001. At the same time industry capital spending on wireless facilities, a second major market for ETC, dropped 25 percent in 2002 on top of a 16 percent drop in 2001. Capital spending reductions of this magnitude have had a very severe effect on our industry and ETC has suffered as both a direct supplier of products and as a sub-contractor to the industry leaders.

The changes and cutbacks we implemented in the last eight quarters, largely employment related, produced significant savings in both operating expenses and manufacturing/service costs. We reduced staffing in all areas of the Company to operate at a level that will support our customer's needs, but which leaves limited room to broaden our product lines or markets. We continue to keep our engineering staff focused on the Digicept Emcee and the Audichron Z-10 product lines. These product lines are the foundation for our future in the network office and customer premise markets respectively. Development plans were scaled back and schedules were stretched out, but we continue to invest in our future with both product lines. The Digicept Emcee and the Z-10 are leading edge products, with new features, improved manufacturability, and competitive pricing. We intend them to be the foundation of our return to profitability.

As the financials in this report reflect, we have not turned the corner yet. But the telecommunications industry has not recovered yet either, and we need the industry to return to growth in capital spending. We have seen customers approving their 2003 capital budgets with increased spending levels, and we now need them to spend the approved budgets.

At the same time, there are other factors affecting the industry that will impede its ability to recover. The most significant of these is a recent decision by the FCC to maintain limits on the fees our customers may charge for use of their facilities and the transfer of further reviews of these rates to the individual state regulatory agencies. If our customers cannot charge fees that generate adequate rates of return, they will not invest in expanded infrastructure, which affects the intercept portion of our business. Fortunately, the Digicept Emcee can be used for both intercept services and enhanced revenue generating services, somewhat limiting the impact of the FCC decision.

The other factor that will affect the telecommunications recovery is the potential war with Iraq. Although there should be no direct adverse impact on the telecommunications industry, the war brings uncertainty which slows investment in infrastructure and facilities. There is no way to predict the magnitude or timing of this impact, but a swift end to hostilities can only help restore confidence to our customers and therefore help speed the recovery in our industry.

We look forward to putting the lessons learned over the past two years to use in building a foundation for the Company's successful future. The telecommunications industry will recover from the recession, and it will bring in new ways of doing business and new services for its customers. Traditional telephone switching systems will be augmented or replaced by new technologies in the IP and converged marketplaces, and services like voice mail will become available in the small and rural areas of the country, not just in the larger metropolitan areas. ETC is monitoring these changing trends, and is developing its products to fit into the new telecommunications model. The Emcee works in both the new IP market and the classic telecom market. The Emcee can provide many of these new services at a competitive price to our customers while returning a profit to us. ETC looks forward to the telecommunications industry climbing out of the recession and we look forward to a return to profitability and growth.

/s/ Dean W. Danner

Dean W. Danner, P.E.
President & CEO
March 6, 2003

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

                                                             Percent Change
                                                                Increase
                                                               (Decrease)
                                            Percentage of         2002
                                              Net Sales            vs.
                                         2002        2001         2001
                                         -----       -----       ------
Net sales                                100.0%      100.0%      (17.3)%
Cost of products sold                    50.9        60.2        (30.1)
Gross profit                             49.1        39.8          2.0
General and administrative expenses      17.9        21.1        (29.9)
Marketing and selling expenses           26.0        33.4        (35.6)
Research and development expenses        20.9        29.5        (41.5)
Other income (expense)                   (0.1)       (0.8)       (92.9)
Earnings (loss) before income taxes     (15.7)      (45.0)       (71.1)
Income taxes (benefit)                   (1.5)       0.1            *
Net earnings (loss)                     (14.2)      (45.1)       (73.9)

                                                * not meaningful to presentation

REVENUES

Net sales were $3,979,000 in 2002 and $4,813,000 in 2001, a decrease of 17%
between years. The decrease in net sales in 2002 was due primarily to lower customer demand for the Company's interactive voice information systems and lower revenues from leases and services. Included in net sales were revenues from sales of the Company's interactive voice information systems of $1,007,000 for 2002, or 25% of net sales, compared to $1,422,000 for 2001, or 30% of net sales. Typical customers for these products are large, original equipment manufacturers, operating telephone companies, and competitive local exchange carriers. The Company's customers continue to be severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, which has adversely impacted their buying decisions. It is not possible to predict the duration of depressed conditions in these customer industries. Revenues from operating leases, sales-type leases, and services decreased in dollars between years from $2,823,000 in 2001, or 59% of net sales, to $2,338,000 in 2002, or 59% of net sales. The decrease in these sales dollars was due primarily to lower lease revenue from the Company's time weather temperature systems. It is anticipated that lease revenue will continue to fall but will be replaced by revenue from increased services provided to the sold time weather temperature systems that replace the leased units. Product pricing for the Company's equipment remained relatively constant between years. Inflation did not have a material impact on revenues.

GROSS PROFIT

Gross profit was 49% of net sales in 2002 versus 40% in 2001. The increase was due to the effect of the Company's cost cutting measures that were implemented during 2001, including reductions of manufacturing personnel and related costs. In addition, the product mix in the 2002 period included more of the Company's newer Emcee and Z-10 products which contributed to the higher gross margins. Overall, gross profit percentages in both periods were lower than historical gross profit percentages due to lower sales volumes over which to spread fixed manufacturing costs.

OPERATING EXPENSES

Total operating expenses were $2,577,000 in 2002, or 65% of net sales, compared to $4,044,000 in 2001, or 84% of net sales. Total operating expenses as a percentage of net sales for both periods were higher than historical percentages due to the substantially lower sales volumes over which to spread fixed operating expenses. General and administrative expenses, marketing and selling expenses, and research and development expenses were all significantly lower in 2002 due to cost reduction programs and staff downsizing implemented beginning late in the first quarter of 2001 and continuing into the third quarter of 2001. The staff downsizing has reduced the Company's workforce by approximately 50% and included all departments within the Company.

OTHER INCOME AND EXPENSE

Net other expense in 2002 was $3,000, compared to $38,000 in 2001. The decrease between years of net other expense was due to less interest expense incurred on lower borrowings during 2002.

INCOME TAXES

Income tax benefit was $60,000 in 2002 compared to income tax expense of $4,000 in 2001. The income tax benefit in 2002 includes a federal tax refund of $64,000 which resulted from a tax law change allowing carry back of the 2001 net loss and offsetting it against a prior year's income. Both 2002 and 2001 included $4,000 of income tax expense related to various minimum state taxes due.

NET EARNINGS AND EARNINGS PER SHARE

Net loss was $566,000 in 2002 versus $2,170,000 in 2001. The significant decrease in net loss between years was due primarily to the cost reduction programs and staff downsizing which improved gross margins and reduced operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $1,262,000 at December 31, 2002, compared to $1,625,000 for 2001. The decrease in working capital in 2002 was primarily due to the net loss, partially offset by payments received on sales-type leases and sales of inventory and fixed assets. Cash provided by operating activities in 2002 of $245,000 was a result of a decrease in inventories and collection of accounts receivable and sales-type leases, partially offset by the net loss. Cash used by operating activities in the 2001 period of $545,000 was a result of the net loss, partially offset by collections of accounts receivable and sales-type leases.

In 2002, cash provided by a decrease in inventories and increased collections of accounts receivable and sales-type leases was used to finance the net loss and pay a dividend. In 2001, repayments made on the revolving credit facility were funded by the sale and leaseback transaction for the building and land, together with collections of accounts receivable and sales-type leases. In 2001, the large decrease in accounts receivable was the result of lower sales in 2001 and collection of accounts receivable outstanding at the end of 2000.

Capital expenditures were $16,000 in 2002 and $45,000 in 2001. Capital expenditures in both 2002 and 2001 consisted primarily of computer equipment upgrades. In addition, the Company capitalized software production costs incurred in 2002 of $151,000 related to internally developed software products that will be sold, leased, or otherwise marketed.

The Company has sustained substantial operating losses over the past two years. Although the level of losses had been decreasing over the five quarters ended June 30, 2002, the Company incurred additional losses during the last half of 2002. In addition, the Company has used substantial amounts of working capital in its operations. The losses and use of working capital were a result of the significant decrease in sales caused by lower customer demand for the Company's products. The Company's customers were severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, which adversely impacted customers' buying decisions.

To address the resultant cash flow requirements caused by the decrease in sales, the Company entered into a sale leaseback transaction in 2001 with an affiliate for the building and associated land in Waukesha, Wisconsin which serves as the Company's principal office and manufacturing facility. The proceeds from the transaction were used to pay off remaining amounts outstanding under a revolving credit facility with a bank and to fund working capital. The revolving credit facility agreement with the bank was subsequently terminated. In addition, the Company reduced its workforce by almost 50% during 2001 through a combination of terminations and lay-offs.

To supplement cash flow in the short-term, the Company entered into an agreement with an affiliate for up to $200,000 of borrowing availability. As of December 31, 2002, the Company had no borrowings on the revolving credit facility. As of February 28, 2003, the Company has borrowed $114,000 on the revolving credit facility. As of December 31, 2002, working capital was $1,262,000 and the Company's current ratio was 2.6. With the workforce reductions in 2001 and strict control of all costs, the Company has significantly reduced the sales levels necessary to turn its operations profitable. Sales increased steadily during the fourth quarter of 2001 and the first and second quarters of 2002 before falling off in the third quarter of 2002. The Company began shipments in December 2001 of two new products, the Emcee and Z-10. The Company will continue to monitor its operations to determine if additional cost savings measures need to be implemented to improve cash flow.

Management is cautiously optimistic that market conditions and demand for the Company's new products will improve and that the Company's operations will return to profitability over the next 12 months. If the Company's operations return to profitability, management believes the Company can generate sufficient internal cash flow to support its operations. In addition, assuming profitable operations, management believes the Company will be able to secure additional financing from a bank to provide additional working capital as needed. However, there can be no assurance that any or all of these items will be accomplished.

If the Company does not return to profitability, however, it is unlikely that it will be able to secure such bank financing. In such case, the Company may be able to further reduce costs to a level which would permit it to operate profitably by relying on the revenue stream generated by its time/weather/temperature and services business.

Management believes that the actions it has taken as described above, together with continuing to control costs and the close monitoring of operations, provide the opportunity for the Company to continue as a going concern.

CONTRACTUAL OBLIGATIONS

The Company has contractual obligations for operating leases for its facilities in Waukesha, Wisconsin and Norcross, Georgia. The leases end in 2007 and 2005, respectively. Future minimum lease payments as of December 31, 2002, for the two facilities total $1,647,500. See Note 6 to the financial statements for additional information.

FORWARD LOOKING INFORMATION

From time to time, information provided by the Company, statements made by its employees, and information included in its filings with the Securities and Exchange Commission which are not historical facts are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. Such forward-looking information is provided pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties including, but not limited to, improvement of conditions in the Company's customer markets, the ability to increase sales and control expenses, the availability of adequate working capital and credit facilities, the ability to successfully complete development of and bring to market new products for which there is customer demand, technology changes, backlog, status of the economy, governmental regulations, sources of supply, expense structure, product mix, major customers, competition, litigation, threat of war, and other risk factors detailed in the Company's filings on Form 10-KSB with the Securities and Exchange Commission. Investors are encouraged to consider the risks and uncertainties included in those filings.

REPORT OF WIPFLI ULLRICH BERTELSON LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ELECTRONIC TELE-COMMUNICATIONS, INC.

We have audited the balance sheets of Electronic Tele-Communications, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has suffered recurring losses from operations and has a retained deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ WIPFLI ULLRICH BERTELSON LLP

Milwaukee, Wisconsin
January 31, 2003

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                2002            2001            2000
                                          ------------    ------------    ------------
NET SALES (Note 15)                       $  3,978,830    $  4,812,564    $ 10,454,180

COST OF PRODUCTS SOLD                        2,024,450       2,896,443       5,420,193
                                          ------------    ------------    ------------

GROSS PROFIT                                 1,954,380       1,916,121       5,033,987

OPERATING EXPENSES:
 General and administrative                    711,625       1,015,361       1,273,556
 Marketing and selling                       1,035,695       1,608,089       2,430,033
 Research and development                      830,153       1,420,141       1,811,130
                                          ------------    ------------    ------------
                                             2,577,473       4,043,591       5,514,719
                                          ------------    ------------    ------------

EARNINGS (LOSS) FROM OPERATIONS               (623,093)     (2,127,470)       (480,732)

OTHER INCOME (EXPENSE):
Interest expense                                (2,736)        (38,383)        (27,964)
                                          ------------    ------------    ------------

EARNINGS (LOSS) BEFORE INCOME TAXES           (625,829)     (2,165,853)       (508,696)

 Income taxes (benefit) (Note 8)               (60,000)          4,000           4,000
                                          ------------    ------------    ------------

NET EARNINGS (LOSS)                       $   (565,829)   $ (2,169,853    $   (512,696)
                                          ------------    ------------    ------------
                                          ------------    ------------    ------------
BASIC AND DILUTED EARNINGS
 (LOSS) PER SHARE (Notes 12, 13 and 14):
   Class A common                         $      (0.22)   $      (0.86)   $      (0.20)
                                          ------------    ------------    ------------
                                          ------------    ------------    ------------
   Class B common                         $      (0.26)   $      (0.86)   $      (0.20)
                                          ------------    ------------    ------------
                                          ------------    ------------    ------------


The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

                                                                        2002            2001
                                                                    -----------      -----------
ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                         $    92,023      $    64,811
  Trade accounts receivable, less allowance for doubtful accounts
    of $24,000 in 2002 and $20,400 in 2001                              278,353          431,310
  Inventories (Note 2)                                                1,273,854        1,380,151
  Net investment in sales-type leases (Note 3)                          333,692          391,060
  Prepaid expenses and other current assets                              82,207           91,140
                                                                    -----------      -----------
    Total current assets                                              2,060,129        2,358,472

PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 6)                           280,269          434,945
NET INVESTMENT IN SALES-TYPE LEASES (Note 3)                            296,513          618,910
GOODWILL (Note 1)                                                       790,596          790,596
OTHER ASSETS (Note 5)                                                   130,693               --
                                                                    -----------      -----------
Total Assets                                                        $ 3,558,200      $ 4,202,923
                                                                    -----------      -----------
                                                                    -----------      -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Revolving credit facility (Note 9)                                $        --      $        --
  Accounts payable                                                      195,931           99,806
  Accrued expenses (Note 7)                                             395,993          381,141
  Income taxes payable                                                   67,137           65,630
  Deferred revenue and customer deposits                                 76,017          123,931
  Deferred gain on sale of building (Note 6)                             62,675           62,675
                                                                    -----------      -----------
    Total current liabilities                                           797,753          733,183

DEFERRED GAIN ON SALE OF BUILDING (Note 6)                              354,695          417,370
                                                                    -----------      -----------
    Total liabilities                                                 1,152,448        1,150,553

COMMITMENTS (Note 6)

STOCKHOLDERS' EQUITY (Notes 12 and 13):

Preferred stock, authorized 5,000,000 shares, none issued                    --               --
Class A common stock, authorized 10,000,000 shares,
  par value $.01, issued and outstanding 2,009,149 shares                20,091           20,091
Class B common stock, authorized 10,000,000 shares,
  par value $.01, issued and outstanding 499,998 shares                   5,000            5,000
Additional paid-in capital                                            3,335,647        3,335,647
Retained earnings (deficit)                                            (954,986)        (308,368)
                                                                    -----------      -----------
    Total stockholders' equity                                        2,405,752        3,052,370
                                                                    -----------      -----------
Total Liabilities and Stockholders' Equity                          $ 3,558,200      $ 4,202,923
                                                                    ===========      ===========

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                2002             2001             2000
                                                            -----------      ------------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                         $  (565,829)     $ (2,169,853)    $  (512,696)
Adjustments to reconcile net earnings (loss) to
 net cash provided by (used in) operating activities:
  Depreciation and amortization                                 188,440          271,040          344,737
  (Gain) loss from sale of property, plant and equipment        (90,300)         (38,412)           1,310
  Changes in operating assets and liabilities:
    Accounts receivable                                         152,957          905,774         (463,661)
    Inventories                                                 106,297          145,880           48,382
    Net investment in sales-type leases                         379,765          372,822           28,975
    Prepaid expenses and other assets                             8,933           39,772           (3,007)
    Accounts payable and accrued expenses                       110,977         (161,456)         (13,326)
    Income taxes                                                  1,507           53,024           85,703
    Deferred revenue                                            (47,914)          36,661           (2,057)
                                                            -----------      ------------     -----------
        Total adjustments                                       810,662        1,625,105           27,056
                                                            -----------      ------------     -----------
    Net cash provided by (used in) operating activities         244,833         (544,748)        (485,640)
                                                            ===========      ============     ===========
CASH FLOWS FROM INVESTING ACTIVITIES:

  Capital expenditures                                          (16,029)         (45,179)        (261,058)
  Proceeds from sale of property, plant and equipment            29,832        1,282,126           11,358
  Capitalized software production costs (Note 5)               (150,635)              --               --
                                                            -----------      ------------     -----------
    Net cash provided by (used in) investing activities        (136,832)       1,236,947         (249,700)
                                                              =========      ============     ===========
CASH FLOWS FROM FINANCING ACTIVITIES:

  Borrowings (payments) on revolving credit facility, net            --         (870,000)         670,000
  Dividends paid (Note 13)                                      (80,789)              --               --
  Issuance of common stock                                           --               --              300
                                                            -----------      ------------     -----------
    Net cash provided by (used in) financing activities         (80,789)        (870,000)         670,300
                                                            ===========      ============     ===========
Net increase (decrease) in cash and cash equivalents             27,212         (177,801)         (65,040)

Cash and cash equivalents at beginning of year                   64,811          242,612          307,652
                                                            -----------      ------------     -----------
Cash and cash equivalents at end of year                    $    92,023      $    64,811      $   242,612
                                                            ===========      ============     ===========
Supplemental disclosures of cash flow information:
  Cash paid for income taxes                                $     2,264      $     2,278      $    59,397
  Cash received from income tax refunds                          63,643           51,302          141,000
  Cash paid for interest expense                                  2,736           43,921           23,314

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED
DECEMBER 31, 2002, 2001 AND 2000

                                                  Common Stock (Note 12)
                                   -----------------------------------------------
                                           Class A                   Class B                                         Total
                                           -------                   -------           Additional     Retained        Stock-
                                    Number                    Number                    Paid-in       Earnings        holders'
                                   of Shares      Amount     of Shares     Amount       Capital       (Deficit)       Equity
                                   ---------     --------     -------     --------    -----------    ----------     -----------
Balances at January 1, 2000        2,008,949     $ 20,089     499,998     $  5,000    $ 3,335,349    $2,374,181     $ 5,734,619

  Net loss                                 -            -           -            -              -      (512,696)       (512,696)
  Issuance of common stock               200            2           -            -            298             -             300
                                   ---------     --------     -------     --------    -----------    ----------     -----------
Balances at December 31, 2000      2,009,149       20,091     499,998        5,000      3,335,647     1,861,485       5,222,223

  Net loss                                 -            -           -            -              -    (2,169,853)     (2,169,853)
                                   ---------     --------     -------     --------    -----------    ----------     -----------
Balances at December 31, 2001      2,009,149       20,091     499,998        5,000      3,335,647      (308,368)      3,052,370

  NET LOSS                                 -            -           -            -              -      (565,829)       (565,829)

CASH DIVIDENDS PAID:
  $.08 PER CLASS A COMMON
  SHARE ON 1,009,865 SHARES
  (NOTE 13)                                -            -           -            -              -       (80,789)        (80,789)
                                   ---------     --------     -------     --------    -----------    ----------     -----------
BALANCES AT DECEMBER 31, 2002      2,009,149     $ 20,091     499,998     $  5,000    $ 3,335,647    $ (954,986)    $ 2,405,752
                                   =========     ========     =======     ========    ===========    ==========     ===========

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
The Company designs, manufactures, and markets digital voice information systems and related services. The Company's equipment provides a wide range of audio and computer information and call handling capabilities via telephone networks, computer networks, and the Internet. The Company's digital voice information systems deliver network interoperability and revenue-generating applications. Branding, time and temperature announcements, and weather forecasts are among the applications designed to increase customers' name recognition and market presence. Additionally, revenue-generating applications such as automatic callback, changed number with call completion, repeat dialing, and wake-up/reminder services enable providers to differentiate themselves from their competition. Services include professional recording, turnkey installations, on-site training, and 24-hour technical support.

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

PRINCIPLES OF CONSOLIDATION
The financial statements include the accounts of the Company and its former subsidiary, The Audichron Company. All intercompany accounts and transactions have been eliminated in consolidation. The Audichron subsidiary was dissolved effective December 31, 2000, and its business, including all assets and liabilities, were absorbed by the Company.

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

TRADE ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK
Trade accounts receivable are customer obligations due on normal trade terms requiring payment within 30 days from the invoice date. Payments of trade accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 60 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

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

GOODWILL AND INTANGIBLE ASSETS

During June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill or identifiable intangible assets with indefinite lives beginning January 1, 2002. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. Since adoption, existing goodwill is no longer amortized but instead is assessed for impairment at least annually. No impairment adjustment was deemed necessary for the year ended December 31, 2002.

Intangible assets that have finite useful lives are amortized by the straight-line method over their remaining useful lives.

Through December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging between 25 and 40 years. Accumulated amortization of goodwill at December 31, 2001 was $478,725.

The effect on earnings of excluding goodwill amortization expense as a result of adoption of SFAS No. 142 is as follows:

                                               2002            2001            2000
                                            ----------     ------------     ----------
Reported net earnings (loss)                $ (565,829)    $ (2,169,853)    $ (512,696)
Add back - Goodwill amortization                     -           30,256         30,285
                                            ----------     ------------     ----------
Adjusted net earnings (loss)                $ (565,829)    $ (2,139,597)    $ (482,411)
Adjusted net earnings (loss) per share:
  Class A common                            $    (0.22)    $      (0.85)    $    (0.19)
  Class B common                            $    (0.26)    $      (0.85)    $    (0.19)
                                            ----------     ------------     ----------

CAPITALIZED SOFTWARE PRODUCTION COSTS
Software production costs incurred related to internally developed software products, enhancements, and purchased software to be sold, leased, or otherwise marketed are capitalized once technological feasibility of the software product has been established. Capitalization ends when the software product is available for general release. Software production costs incurred up to the time technological feasibility is established are considered research and development costs and are expensed as incurred.

Capitalized software production costs are amortized on a straight-line basis over the remaining estimated economic life of the product. Capitalized software production costs are reported at the lower of unamortized costs or net realizable value. The net realizable value of the capitalized software production costs is evaluated for all periods after capitalization.

See Note 5 for additional information on capitalized software production costs.

LONG-LIVED ASSETS
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

REVENUE RECOGNITION
The Company sells and leases equipment and related services. Terms of sales and leases are documented on purchase orders and sales agreements. There are no multi-element contracts. Revenue from equipment and software sales is recognized at the time of shipment. Revenue from operating leases of time/weather/temperature equipment is recognized on a monthly basis as the monthly lease amount is billed to the customer. Revenue from services is recognized when the related service is provided. Revenue from the sale of maintenance contracts is deferred and recognized evenly over the term of the contract.

Sales of the Company's Audichron(R) 410 interactive systems are accounted for as sales-type leases. Revenue is recognized upon shipment of these systems to the customer. The difference between the expected minimum payments and the revenue recognized for each agreement is unearned revenue. The unearned revenue is amortized over the term of each agreement using the effective interest method.

Revenue from sales-type leases, operating leases and services were approximately 59%, 59%, and 30% of total revenue in 2002, 2001 and 2000, respectively.

SHIPPING AND HANDLING
Revenue received from and costs incurred for shipping and handling are reported in cost of products sold. Revenue received from shipping and handling fees were $6,204, $14,672 and $17,381 in 2002, 2001 and 2000, respectively. Costs incurred for shipping and handling were $7,286, $17,164 and $22,576 in 2002, 2001 and 2000, respectively.

RESEARCH AND DEVELOPMENT
Research and development costs related to the design and development of new products are expensed as incurred.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

SEGMENT INFORMATION
The Company reports segment information in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of a Business Enterprise and Related Information," which establishes standards for disclosures about operating segments in annual and interim financial statements, products and services, geographic areas and major customers. See Note 15 for additional information.

COMPREHENSIVE INCOME
Net income (loss) for 2002, 2001 and 2000 is the same as comprehensive income
(loss) as defined pursuant to SFAS No. 130, "Reporting Comprehensive Income."


NEW ACCOUNTING PRONOUNCEMENTS
In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities". FIN 46 addresses consolidation by business enterprises of variable interest entities and is intended to achieve more consistent application of consolidation policies. The Interpretation requires an entity to consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. In addition, the Interpretation requires an entity that holds significant variable interests in a variable interest entity, but is not the primary beneficiary, to disclose certain information. Currently, management does not anticipate the application of FIN46 will have a material impact on the Company's financial statements as it relates to an affiliated entity which leases real estate to the Company.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation that it has undertaken in issuing a guarantee. FIN 45 also addresses the disclosure requirements that a guarantor must include in its financial statements for guarantees issued. The disclosure requirements in this interpretation are effective for financial statements ending after December 15, 2002. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As of December 31, 2002, the Company did not have any existing guarantees as defined under FIN 45.

In December 2002, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002.


2. INVENTORIES

Inventories consisted of the following at December 31:

                                                      2002           2001
                                                  -----------    -----------
Raw materials and supplies                        $   461,259    $   417,752
Work-in-process and finished goods                    692,862        785,778
Maintenance and demo parts                            232,882        302,849
Reserve for obsolescence                             (113,149)      (126,228)
                                                  -----------    -----------
Total inventories                                 $ 1,273,854    $ 1,380,151
                                                  ===========    ===========

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

Following is a summary of the components of the Company's net investment in sales-type leases at December 31:

                                                        2002             2001
                                                      ---------      -----------
Total minimum lease payments to be received           $ 825,313      $ 1,452,964
Unearned revenue                                       (187,108)        (419,507)
Allowance for doubtful accounts                          (8,000)         (23,487)
                                                      ---------      -----------
Net investment in sales-type leases                   $ 630,205      $ 1,009,970
                                                      =========      ===========

Future minimum lease payments to be received under these agreements at December 31, 2002 are as follows:

Year                                                         Lease Payments
----                                                           ---------
2003                                                           $ 465,870
2004                                                             290,525
2005                                                              64,520
2006                                                               4,398
                                                               ---------
Total minimum lease payments to be received                    $ 825,313
                                                               =========

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

                                                         2002           2001
                                                     -----------     ----------
Buildings and leasehold improvements                 $     5,605     $    5,605
Equipment and furniture                                2,306,551      2,361,559
                                                     -----------     ----------
                                                       2,312,156      2,367,164

Accumulated depreciation and amortization             (2,031,887)    (1,932,219)
                                                     -----------     ----------
Net property, plant and equipment                    $   280,269     $  434,945
                                                     ===========     ==========


5. OTHER ASSETS

Other assets of $130,693 as of December 31, 2002, consisted entirely of capitalized software production costs in accordance with SFAS No. 86, "Accounting for Computer Software to be Sold, Leased, or Otherwise Marketed." These costs are being amortized on a straight-line basis over a period of three years. Software production costs capitalized in 2002 were $150,635. Amortization expense of software production costs for the year ended December 31, 2002 of $19,942 was included in cost of products sold in the statements of operations. There were no capitalized software production costs or related amortization for 2001 or prior periods.

Amortization of capitalized software production costs scheduled for future years is approximately $50,200 for 2003, $50,200 for 2004, and $30,300 for 2005.

6. LEASE COMMITTMENTS

On July 18, 2001, the Company entered into a sale leaseback transaction with an affiliate for the building and associated land located in Waukesha, Wisconsin, which serves as the Company's principal office and manufacturing facility. The sale leaseback transaction has been accounted for as an operating lease. Under the sale and leaseback arrangement, the purchase price of $1,350,000 consisted of: (a) a $60,000 cash payment upon acceptance of the Offer to Purchase; (b) $1,068,000 paid at closing; (c) a rent credit to the Company of $17,000 per month during 2001 for a maximum of $102,000; and (d) a rent credit of $5,000 per month during 2002 and 2003, for a total of $120,000. The Company used the net proceeds of the sale to eliminate its bank debt and supplement its working capital. A gain of $576,379 was realized on the transaction. The gain has been deferred and will be amortized to income in proportion to rental payments over the term of the lease. During 2002 and 2001, gains totaling $88,674 and $41,337, respectively, have been recognized.

The Company has leased the facility back from the buyer under a triple net lease for a term ending December 31, 2007. The monthly rent for 2001 and 2002 is $17,335 per month before rent credit. For rent due beginning January 2003, base rent increases at a rate of 3% annually over the prior year base rent.

As of December 31, 2002, prepaid rental expense of $34,001 and net deferred gain totaling $417,370 relating to the sale leaseback transaction are included in the accompanying financial statements.

In addition to the lease of its Wisconsin facility, the Company leases a facility in Norcross, Georgia under a long-term operating lease extending to the year 2005. Future minimum lease payments, net of rent credits, at December 31, 2002 for the two facilities are as follows:


Year                                                    Rental Payments
----                                                     -----------
2003                                                     $   370,100
2004                                                         443,000
2005                                                         359,200
2006                                                         234,100
2007                                                         241,100
                                                         -----------
Total minimum lease payments                             $ 1,647,500
                                                         ===========

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


Rent expense consists of the following:

                                             2002           2001           2000
                                           ---------     ---------      ---------
Total rent expense                         $ 414,880     $ 468,576      $ 414,374
Amounts received under sublease rentals            -      (102,763)      (114,607)
                                           ---------     ---------      ---------
Net rent expense                           $ 414,880     $ 365,813      $ 299,767
                                           =========     =========      =========

In prior years, the Company leased, and in turn, subleased additional space in Atlanta, Georgia and Pleasanton, California. The final lease and associated sublease of additional space was terminated in November 2001.

7. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:


                                                   2002           2001
                                                 ---------     ---------
Accrued wages and benefits                       $ 209,327     $ 199,785
Product warranty reserve                            21,261        26,842
State and local sales tax accrual                   22,145        20,449
Accrued professional fees                           79,000        51,000
Other accrued expenses                              64,260        83,065
                                                 ---------     ---------
Total accrued expenses                           $ 395,993     $ 381,141
                                                 =========     =========


8. INCOME TAXES

Income tax expense consists of the following:

                                          2002           2001            2000
                                       ----------      --------        ---------
Current:
  Federal                              $        -     $       -        $       -
  State                                     4,000         4,000            4,000
                                       ----------      --------        ---------
    Total current                           4,000         4,000            4,000

Deferred                                   64,500      (149,100)               -
Benefit of net operating losses          (267,000)     (639,700)        (169,000)
Change in valuation reserve               138,500       788,800          169,000
                                       ----------      --------        ---------
Income tax expense (benefit)           $  (60,000)     $  4,000        $  4,000
                                       ==========      ========        ========

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:

                                                      2002               2001             2000
                                                      -----              -----            -----
Statutory rate                                        (34.0)%            (34.0)%          (34.0)%

State income taxes net of Federal benefit              (4.0)              (4.0)            (4.0)
Amortization of goodwill and acquisition costs            -                0.5              2.3
Change in deferred income tax valuation allowance      22.1               37.0             33.0
Permanent differences                                   0.8                0.6              3.5
Other                                                   5.5                0.1                -
                                                      -----              -----            -----
Effective tax rate                                     (9.6)%              0.2%             0.8%
                                                      =====              =====            =====


At December 31, 2002, the Company had net operating loss carryforwards of approximately $3,461,000 and research and development credits totaling $66,000 which are subject to federal regulations and limitations. The carryforwards and credits, which expire in various years, are available to offset future federal taxable income and income taxes. The valuation reserve of $1,732,000 and $1,593,500 at December 31, 2002 and 2001, respectively, was provided because of uncertainty as to whether the net deferred tax asset would be realized, based on the Company's financial results in the current and prior years. If the Company is profitable in future years, the valuation reserve will be reduced and used to offset income tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                            2002                  2001
                                                         -----------           -----------
Deferred tax liabilities:
  Excess of tax over book depreciation                   $   (43,000)          $   (44,900)
Deferred tax assets:
  Net operating loss carryforwards                         1,325,000             1,131,100
  Inventories                                                147,000               172,700
  Allowance for doubtful accounts                             10,000                15,900
  Research and development tax credit                         66,000                51,500
  Accrued charges and other                                   58,000                65,000
  Deferred gain                                              169,000               202,200
                                                         -----------           -----------
    Total deferred tax assets                              1,775,000             1,638,400
                                                         -----------           -----------
Net deferred tax asset before valuation reserve            1,732,000             1,593,500
Valuation reserve                                         (1,732,000)           (1,593,500)
                                                         -----------           -----------
Net deferred tax asset                                   $        --           $        --
                                                         -----------           -----------

9. REVOLVING CREDIT FACILITY

On January 22, 2002, the Company signed a revolving credit facility with esitec, llc, an affiliate. The revolving credit facility was renewed on December 23, 2002. The term of the revolving credit facility ends December 31, 2003, at which time it will renew automatically in consecutive one-year increments, provided that either party may terminate the revolving credit facility upon 45 days written notice. Under the revolving credit facility, the Company can borrow up to a maximum of $200,000. Interest is payable monthly at a rate of prime as quoted in the Wall Street Journal, and any outstanding balances of principal and interest are due at the end of the term. The revolving credit facility is secured by trade accounts receivable. As of December 31, 2002, the Company had no borrowings under the revolving credit facility. Interest paid for borrowings on the revolving credit facility during the year ended December 31, 2002 was $2,736.

Prior to 2002, the Company had a Credit Agreement with a bank secured by certain listed assets of the Company.

10. PROFIT SHARING PLAN

The Company has a profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contributions and additional discretionary contributions determined by the Board of Directors which, in the aggregate, amounted to $48,300 in 2001 and $83,800 in 2000. There were no Company matching or additional discretionary contributions paid in 2002.

11. STOCK OPTION PLAN

The Company has a 1999 Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Compensation and Stock Option Committee of the Board of Directors. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants. As of December 31, 2002, 27,200 shares are available for future grants.

In addition, the Company has a 1989 Nonqualified Stock Option Plan that has expired with respect to granting of future options. Options outstanding under the 1989 Plan will remain in effect until they have been exercised or have expired or terminated.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the measurement date, no compensation expense is recognized.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 as amended, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                 2002            2001                2000
                                                                 ----           -------              ----
Risk-free interest rate                                          5.7%            None                6.6%
Expected dividend yield                                          7.6%           Granted              3.4%
Volatility factor of the expected market price of
  the Company's common stock                                    1.27                                0.98
Weighted-average expected life of the option                  4.6 YEARS                           4.6 years

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                  2002                    2001                    2000
                                              -------------           -------------           -------------
Pro forma net income (loss)                   $    (576,886)          $  (2,185,279)          $    (527,224)
Pro forma earnings (loss) per share:
    Class A common                            $       (0.22)          $       (0.87)          $       (0.21)
    Class B common                            $       (0.26)          $       (0.87)          $       (0.21)

Transactions with respect to the Company's stock option plan were as follows:

                                                   2000                            2001                             2002
                                         ------------------------         ------------------------         ------------------------
                                                         Weighted                        Weighted                          WEIGHTED
                                                          Average                         Average                           AVERAGE
                                          Option         Exercise         Option         Exercise          OPTION          EXERCISE
                                          Shares          Price           Shares           Price           SHARES           PRICE
                                         -------         --------         -------         --------         -------         --------
Outstanding at beginning of year         125,100         $   3.28         230,300         $   2.47         182,600         $   2.40
Granted                                  132,000             1.92              --               --          66,000             0.22
Exercised                                   (200)            1.50              --               --              --               --
Forfeited                                (26,600)            3.53         (47,700)            2.75         (36,600)            2.05
Outstanding at end of year               230,300             2.47         182,600             2.40         212,000             1.78
Exercisable at end of year                66,380             4.00          82,860             2.99          92,000             2.71
Weighted average fair value of
 Options granted during the year                             1.19                               --                              0.13
                                         -------         --------         -------         --------         -------         --------

Exercise prices for options outstanding as of December 31, 2002, ranged from $0.22 to $6.50. Additional information related to these options segregated by exercise price range is as follows:

                                                                                      Exercise Price Range
                                                                          ----------------------------------------------
                                                                          $0.22 to          $1.44 to            $2.70 to
                                                                            $1.43             $2.69              $6.50
                                                                          ----------        ----------        ----------
Options outstanding                                                           93,600            87,400            31,000
Weighted average exercise price of options outstanding                    $     0.44        $     2.28        $     4.42
Weighted average remaining contractual life of options outstanding         8.7 years         6.4 years         1.9 years
Options exercisable                                                           13,240            47,760            31,000
Weighted average exercise price of options exercisable                    $     0.85        $     2.11        $     4.42
                                                                          ----------        ----------        ----------

12. CAPITAL STOCK

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

13. DIVIDENDS

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

For 2002, the Company paid a dividend of $.08 per share of Class A common stock on December 30, 2002 to shareholders of record as of the close of business on December 20, 2002. The Officers and Directors of the Company waived their right to receive the $.08 dividend in 2002. Therefore the $.08 dividend was paid on 1,009,865 shares of Class A common stock for a total of $80,789. The dividend was omitted in 2001 and 2000.

14. EARNINGS PER SHARE

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

                                                                   2002             2001             2000
                                                                -----------      -----------      -----------
Numerator for basic and diluted earnings per share:
    Net earnings (loss)                                         $  (565,829)     $(2,169,853)     $  (512,696)
    Less dividends paid:
      Class A common                                                 80,789               --               --
      Class B common                                                     --               --               --
                                                                -----------      -----------      -----------
    Undistributed earnings (loss)                               $  (646,618)     $(2,169,853)     $  (512,696)
Denominator for basic and diluted earnings per share:
    Weighted average shares:
      Class A common                                              2,009,149        2,009,149        2,009,139
      Class B common                                                499,998          499,998          499,998
                                                                -----------      -----------      -----------
        Total                                                     2,509,147        2,509,147        2,509,137
Calculation of basic and diluted earnings (loss) per share:
    Class A common:
      Distributed earnings                                      $      0.04      $        --              $--
      Undistributed earnings (loss)                                   (0.26)           (0.86)           (0.20)
                                                                -----------      -----------      -----------
      Basic and diluted earnings (loss) per share               $     (0.22)     $     (0.86)     $     (0.20)
    Class B common:
      Distributed earnings                                      $        --      $        --      $        --
      Undistributed earnings (loss)                                   (0.26)           (0.86)           (0.20)
                                                                -----------      -----------      -----------
      Basic and diluted earnings (loss) per share               $     (0.26)     $     (0.86)     $     (0.20)
                                                                -----------      -----------      -----------

Options to purchase shares of Class A common stock under the Company's Nonqualified Stock Option Plan were outstanding. However, these shares were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. The number of shares excluded from the computation were 212,000 for 2002, 182,600 for 2001, and 230,300 for 2000. See Note 11 for additional information regarding stock options.

15. ENTERPRISE INFORMATION

The Company operates as one reportable segment.

GEOGRAPHIC INFORMATION

Geographic information related to the Company's revenues and long-lived assets are as follows:

                                              Revenues (a)                                    Long-Lived Assets
                                        Years Ended December 31,                                 December 31,
                         -----------------------------------------------------          --------------------------------
                            2002                 2001                 2000                 2002                 2001
                         -----------          -----------          -----------          -----------          -----------
United States            $ 3,619,116          $ 4,348,249          $ 9,885,710          $   280,269          $   434,945
Other countries              359,714              464,315              568,470                   --                   --
                         -----------          -----------          -----------          -----------          -----------
Total                    $ 3,978,830          $ 4,812,564          $10,454,180          $   280,269          $   434,945
                         -----------          -----------          -----------          -----------          -----------
                         -----------          -----------          -----------          -----------          -----------

(a) Revenues are attributed to countries based on the location of customers.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

MAJOR CUSTOMERS

No customer accounted for more than 10% of sales in 2002 and 2001. One customer accounted for 16% of sales in 2000.

16. COMPANY OPERATIONS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses over nine of the past ten quarters. In addition, the Company has used substantial amounts of working capital in its operations. The losses and use of working capital were a result of the significant decrease in sales caused by lower customer demand for the Company's products. The Company's customers were severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, where falling stock prices, financial losses, and workforce reductions adversely impacted customers' buying decisions. In addition, the terrorist attacks of September 11, 2001, further slowed customers' purchasing cycles.

To address the resultant cash flow requirements caused by the decrease in sales, the Company entered into a sale leaseback transaction in 2001 with an affiliate for the building and associated land in Waukesha, Wisconsin which serves as the Company's principal office and manufacturing facility. The proceeds from the transaction were used to pay off remaining amounts outstanding under a revolving credit facility with a bank, and to fund working capital. The revolving credit facility agreement with the bank was subsequently terminated. In addition, the Company reduced its workforce by almost 50% during 2001 through a combination of terminations and lay-offs.

To supplement cash flow in the short-term, the Company has signed an agreement with an affiliate for up to $200,000 of borrowing availability. As of December 31, 2002, the Company had no borrowings on the revolving credit facility. As of February 28, 2003, the Company has borrowed $114,000 on the revolving credit facility. Working capital was $1,262,000, and the Company's current ratio was
2.6. With the workforce reductions in 2001 and strict control of all costs, the Company has significantly reduced the sales levels necessary to turn its operations profitable. Sales increased steadily during the fourth quarter of 2001 and the first and second quarters of 2002 before falling off again in the second half of 2002. The Company began shipments in December 2001 of two new products, the Emcee and Z-10. However, the domestic telecommunications industry has remained in its prolonged slump throughout 2002 and thus the Company has continued to incur losses. The Company will continue to monitor its operations to determine if additional cost savings measures need to be implemented to improve cash flow.

Management is cautiously optimistic that market conditions and demand for the Company's new products will improve and that the Company's operations will return to profitability over the next 12 months. If the Company's operations return to profitability, management believes the Company can generate sufficient internal cash flow to support its operations. In addition, assuming profitable operations, management believes the Company will be able to secure additional financing from a bank to provide additional working capital as needed. However, there can be no assurance that any or all of these items will be accomplished.

If the Company does not return to profitability, however, it is unlikely that it will be able to secure such bank financing. In such case, the Company may be able to further reduce costs to a level which would permit it to operate profitably by relying on the revenue stream generated by its time/weather/temperature and services business.

Management believes that the actions it has taken as described above, together with continuing to control costs and the close monitoring of operations, provide the opportunity for the Company to continue as a going concern.

FIVE YEAR REVIEW OF SELECTED FINANCIAL DATA

For the Years Ended December 31,              2002              2001            2000             1999             1998
                                          ------------     ------------     ------------     ------------     ------------
SUMMARY OF OPERATIONS:
Net sales                                 $  3,978,830     $  4,812,564     $ 10,454,180     $ 10,823,705     $ 13,149,994
Cost of products sold                        2,024,450        2,896,443        5,420,193        5,467,581        7,122,327
                                          ------------     ------------     ------------     ------------     ------------
Gross profit                                 1,954,380        1,916,121        5,033,987        5,356,124        6,027,667
General and administrative                     711,625        1,015,361        1,273,556        1,275,454        1,464,602
Marketing and selling                        1,035,695        1,608,089        2,430,033        2,515,635        2,350,465
Research and development                       830,153        1,420,141        1,811,130        1,654,246        1,751,603
Other income (expense)                          (2,736)         (38,383)         (27,964)           1,054          (67,173)
                                          ------------     ------------     ------------     ------------     ------------
Earnings (loss) before income taxes           (625,829)      (2,165,853)        (508,696)         (88,157)         393,824
Income taxes (benefit)                         (60,000)           4,000            4,000            6,000          214,500
                                          ------------     ------------     ------------     ------------     ------------
Net earnings (loss)                       $   (565,829)    $ (2,169,853)    $   (512,696)    $    (94,157)    $    179,324
                                          ============     ============     ============     ============     ============
PER SHARE DATA:
Weighted average
  shares outstanding                         2,509,147        2,509,147        2,509,137        2,508,947        2,508,947
Basic and diluted earnings
  (loss) per share:
    Class A common                        $      (0.22)    $      (0.86)    $      (0.20)    $      (0.02)    $       0.08
    Class B common                        $      (0.26)    $      (0.86)    $      (0.20)    $      (0.10)    $       0.04
Shares outstanding at year end               2,509,147        2,509,147        2,509,147        2,508,947        2,508,947
Book value per share                      $       0.96     $       1.22     $       2.08     $       2.29     $       2.39
Cash dividends paid per share (Note 13)   $       0.08     $         --     $         --     $       0.08     $       0.04
OTHER DATA:
Working capital                           $  1,262,376     $  1,625,289     $  2,011,725     $  2,300,359     $  2,783,173
Current ratio                                      2.6              3.2              2.2              3.4              2.2
Total assets                              $  3,558,200     $  4,202,923     $  6,834,502     $  6,679,675     $  8,438,766
Total long-term obligations               $         --     $         --     $         --     $         --     $         --
Stockholders' equity                      $  2,405,752     $  3,052,370     $  5,222,223     $  5,734,619     $  5,989,492
After tax return on sales                        (14.2)%          (45.1)%           (4.9)%           (0.9)%            1.4%
Return on equity                                 (23.5)%          (71.1)%           (9.8)%           (1.6)%            3.0%

This data should be considered in conjunction with the accompanying financial statements.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                           2002 QUARTERS
                                               -------------------------------------------------------------------
                                                    FIRST            SECOND           THIRD            FOURTH            TOTAL
                                               --------------    --------------   --------------    --------------   --------------
Net sales                                      $    1,109,558    $    1,300,470   $      728,375    $      840,427   $    3,978,830
Gross profit                                          567,274           733,144          291,385           362,577        1,954,380
Net earnings (loss)                                  (136,432)           27,811         (235,356)         (221,852)        (565,829)
Basic and diluted earnings (loss) per share:
   Class A common                                       (0.05)             0.01            (0.09)            (0.08)           (0.22)
   Class B common                                       (0.05)             0.01            (0.09)            (0.12)           (0.26)
Dividends per Class A common share                       0.00              0.00             0.00              0.08             0.08
(Note 13)
Stock price for Class A common: *
   High                                                 0.200             0.300            0.350             0.510
   Low                                                  0.090             0.090            0.160             0.170

                                                                         2001 Quarters
                                               ------------------------------------------------------------------
                                                   First            Second            Third           Fourth             Total
                                               --------------    --------------    ------------    --------------    --------------
Net sales                                      $    1,671,825    $    1,214,925    $    918,605    $    1,007,209    $    4,812,564
Gross profit                                          666,136           461,220         265,991           522,774         1,916,121
Net earnings (loss)                                  (707,249)         (723,791)       (535,708)         (203,105)       (2,169,853)
Basic and diluted earnings (loss) per share:
   Class A common                                       (0.28)            (0.29)          (0.21)            (0.08)            (0.86)
   Class B common                                       (0.28)            (0.29)          (0.21)            (0.08)            (0.86)
Dividends per Class A common share                       0.00              0.00            0.00              0.00              0.00
Stock price for Class A common: *
    High                                                1.250             2.600           0.750             0.460
    Low                                                 0.594             0.550           0.250             0.090

This data should be considered in conjunction with the accompanying financial statements.

* The stock prices represent the high and low bid price each quarter as listed on the Nasdaq web site. The stock prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

ANNUAL MEETING OF SHAREHOLDERS

2:00 PM, Friday, May 2, 2003
Electronic Tele-Communications, Inc.
1915 MacArthur Road, Waukesha, WI

10-KSB REPORT AND INVESTOR RELATIONS

Electronic Tele-Communications, Inc. Form 10-KSB annual report may be obtained without charge by writing to Investor Relations Department, Electronic Tele-Communications, Inc., 1915 MacArthur Road, Waukesha, WI 53188. Investor relations inquiries may be made in writing, by telephone at (262) 542-5600, or via email at investor@etcia.com.

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

STOCK LISTING

Electronic Tele-Communications, Inc. Class A common stock trades on the OTC Bulletin Board under the symbol ETCIA.

SHAREHOLDERS OF RECORD

As of March 1, 2003 there were approximately 750 shareholders of record and beneficial shareholders owning Class A common stock.

TRANSFER AGENT AND REGISTRAR

For address changes or questions regarding your shares or dividend checks, please contact:

American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038-4502, Telephone (800) 937-5449, website http://www.amstock.com, email info@amstock.com.

INDEPENDENT AUDITORS

Wipfli Ullrich Bertelson LLP, 1200 North Mayfair Road, Suite 450, Milwaukee, WI 53226

LEGAL COUNSEL

Quarles & Brady LLP, 411 East Wisconsin Avenue, Milwaukee, WI 53202

CORPORATE OFFICERS
   Dean W. Danner, P.E., President and Chief Executive Officer
   Jeffrey M. Nigl, C.P.A. Vice President, Treasurer and Chief Financial Officer Joseph A. Voight, Jr., Vice President Sales and Marketing
   Bonita M. Danner, P.E., Vice President Engineering
   Robert R. Spiering, Vice President Technical Services
   Hazel Danner, Corporate Secretary and Director Human Resources

DIRECTORS
   Peter J. Lettenberger, Esq., 2, Partner, Quarles & Brady LLP
   A. William Huelsman, 2, Investor
   Joanne B. Huelsman, Esq., 1
   Richard A. Gabriel, 1,2, Consultant
   Hazel Danner, 3,4, Corporate Secretary and Director Human Resources George W. Danner., P.E., 3,4, Chairman of the Board
   Dean W. Danner, P.E., 3,4, President and Chief Executive Officer Bonita M. Danner, P.E., 3,4 Vice President Engineering
   R.W. Johnny Johns, 1, Strategic Accounts Manager, Verizon

COMMITTEE ASSIGNMENTS

1 -- Audit Committee
2 -- Compensation and Stock Option Committee
3 -- Executive Committee
4 -- Facilities Committee

                                   (ETC LOGO)

                                CORPORATE OFFICE:
                              1915 MacArthur Road
                               Waukesha, WI 53188
                                 (262) 542-5600