Form 10KSB, Exhibit 13
period 2003-12-31
ELECTRONIC TELE COMMUNICATIONS INC
filed 2004-03-24
CIK 773547

                                   [ETC LOGO]

                      Electronic Tele-Communications, Inc.

                                      2003

                                  Annual Report

PRODUCTS

ETC, "The Voice of the Network," designs, manufacturers, sells and services quality telecommunications products. Our markets require products that are scalable, allow for easy to manage applications and reports, and have both centralized and decentralized administration. Regular certification and compliance testing programs ensure network compatibility and customer approval.

DIGICEPT EMCEE

Our application server features CompactPCI architecture, hot-swappable components, web-based administration, and interfaces for existing and emerging telephone carrier switch-specific protocols. The Emcee's revenue-generating applications and enhanced services include voicemail, privacy call screening, internet call waiting, changed number, call completion, multi-level audiotex, auto attendant, time-temperature-weather services, together with standard intercept announcements. Additionally, security features to protect against virus and internet attacks are standard features.

AUDICHRON Z-10

Our mainstream time, temperature, and weather announcement system offers essential services to the community. Providers select from Weathertel packages and receive forecast information electronically from ETC's Weather Center. Optional advertising messages, played either before or after these announcements, can be recorded by the sponsor or ordered through ETC's professional recording services studio. Phase two product development completed in 2003 has resulted in a cost-effective analog E&M announcer now being available.

DIGICEPT DNA

This module announces standard information for the central office switch related to calling feature status and provides payment information. Carriers can incorporate branding information with these intecept messages for increased name recognition in the industry. Time, temperature and weather have been integrated into this system.

MAX TERMINATOR

This system keeps telephone peripherals such as call sequencers and automated attendants working efficiently by detecting steady or interrupted progress tones and quickly disconnecting the unused line and freeing it to handle new calls.

                             [DIGICEPT EMCEE LOGO]

                             [AUDICHRON Z-10 LOGO]

MARKETS

ETC's markets encompass all aspects of the telecommunications industry, from the network service providers and major switch manufactures to consumer-oriented businesses. These specific customers include local exchange carriers, cellular and PCS providers and long distance companies. Emerging providers such as cable companies and Softswitch manufacturers offering Voice over IP services also constitute part of our customer mix. In today's marketplace all carriers of voice and data are potential customers that have a need for ETC's products.

Major switch OEMs offer ETC's systems to their customers as part of their total integrated product solution. ETC's revenue generating applications assist OEMs in securing additional business and allow them to allocate research funds to areas other than peripheral development.

Our enterprise business customers come from industries that include health care, finance, education, manufacturing, transportation, and hospitality. They use ETC's products as a simple, economical way to turn their telecom networks into a productivity enhancer by offering a myriad of voice announcements that seamlessly provide information where and when needed.

Internationally, ETC continues to market its products in Canada, Mexico, South America, Europe, Africa, Asia, the Far East, and other parts of the world. A well trained network of distributors assists in the sales, service, marketing and promotion of ETC's products worldwide.

LETTER TO SHAREHOLDERS

The economic downturn which began in 2001 continued through 2002 and 2003 to become the longest downturn for the telecommunications industry in a half century. A slow recovery in capital spending started in the third quarter of 2003 but fizzled by the fourth quarter as companies ran out of capital budget dollars. This three-year downturn has devastated companies from small manufacturers like ETC to industry giants like Nortel and Lucent. ETC, like many companies in our industry, has cut expenses, facilities, employees, and capital spending in order to survive until the industry rebounds.

Early indications for 2004 are that the industry is again trying to make a recovery. Capital budgets appear to be receiving limited approvals, requests for proposals are increasing, and there are indications that the courts will lift restrictions on the charges telephone utilities must make for the use of their facilities by their competitors. The legal changes alone will help the industry, because competitors will be encouraged to install their own equipment and the utilities will have the incentive to improve their own networks. Installation of new facilities and upgrades to existing facilities are trends that will help ETC return to profitability.

In spite of cutbacks, ETC has continued to move forward the designs of its large Emcee system and small Z-10 unit. We have been adding features, although at a slower pace than we would like, and have tried to position both systems to take advantage of the upturn when it occurs. These features range from Time Weather Temperature service via the Emcee for major metropolitan areas to small office interfaces provided by the Z-10 to expand its application market. We have increased the security of our systems, improved the 100% graphical user interface to our products, and added customer-requested services that can be used by our customers to generate revenue.

The financial results contained in this report are not what you, the shareholders, or we, the employees and management of ETC, want. However, like the rest of the telecommunications industry, we have not recovered yet, but we are looking forward to the industry's return to growth in capital spending. In 2003 some customers approved their capital budgets but did not spend the money. We are seeing more budgets getting approved this year and hope that the increase in approved budgets, the increase in proposal activity, and the improvement in the regulatory environment will lead to increases in capital spending on ETC's products.

As we look back at 2003 and forward to 2004, we also need to pause for a moment to honor George W. Danner, one of ETC's founders and Chairman of the Board. George has been a pioneer in the telephone industry since 1948 when he and Joe Zimmermann started the telephone answering machine industry when they formed Electronic Secretary Industries. From that beginning, with records and recording wire, through magnetic tape machines, mergers with GTE (Verizon), and into the digital age George has been a leader in the telecommunications industry. Retiring from GTE in 1979, George joined with me, his wife Hazel, and my wife Boni to form the foundation of ETC, George remained president of ETC through our public offering in 1985 and our acquisition of The Audichron Company in 1989, and served as Chairman of the Board until his death. George W. Danner passed away on February 17, 2004 as a result of a massive stroke. We will all miss George, but both his memory and his influence will be with us forever.

/s/ Dean W. Danner
Dean W. Danner, P.E, - President & CEO
March 8, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis should be read in conjunction with the Financial Statements, Notes to Financial Statements, and Five Year Review of Selected Financial Data, all of which appear later in this report.

OVERVIEW

ETC designs, manufactures, markets and sells digital voice information systems and related services to the telecommunications industry and other businesses. Its systems are sold to operating telephone companies, competitive local exchange carriers, wireless carriers, cable companies, leading telecommunications manufacturers, and other telecommunication companies to provide them with revenue generating applications and informational services for their telecommunications networks. In addition, ETC provides time weather temperature systems and related services to telecommunications customers and other businesses that allow them to advertise and provide informational services to their communities.

Revenues are generated by selling and leasing equipment to customers. In addition, ETC generates revenue by providing services to customers such as installation, repair, maintenance, professional recording of announcements, and weather updates.

Since the middle of 2000, ETC and the telecommunications industry have been severely impacted by slowing economic conditions. In addition, the explosive growth of the telecommunications industry over the approximate ten-year period prior to the slowdown has caused over capacity in the telecommunications industry infrastructure. These conditions have caused our customers to delay their purchases of capital equipment for their telecommunication networks, which has resulted in significant decreases in our sales volume. The decreased sales volume has caused large financial losses for ETC together with significant uses of working capital. ETC has adjusted its operations by cutting costs several times beginning in 2001 and continuing through 2003. We are continuing to monitor our sales levels and operations to determine if additional adjustments are necessary to reach breakeven for profitability and cash flow.

RESULTS OF OPERATIONS

The following table presents certain items from our Statements of Operations, expressed as percentages of net sales, together with the percentage changes in the actual amounts of such items from the prior period.

                                                                        Percent Change
                                                                           Increase
                                                                          (Decrease)
                                                  Percentage of              2003
                                                    Net Sales                 vs.
                                                 2003         2002           2002
                                                -----        -----      --------------
Net sales                                       100.0%       100.0%        (23.9)%
Cost of products sold                            57.2         50.9         (14.6)
Gross profit                                     42.8         49.1         (33.6)
General and administrative expenses              21.7         17.9          (7.6)
Marketing and selling expenses                   26.6         26.0         (22.2)
Research and development expenses                17.8         20.9         (35.1)
Other income (expense)                           (0.2)        (0.1)        130.9
Earnings (loss) before income taxes             (23.5)       (15.7)         13.7
Income taxes (benefit)                            0.1         (1.5)            *
Net earnings (loss)                             (23.7)       (14.2)         26.5
                                                      * not meaningful to presentation

REVENUES

Net sales were $3,026,000 in 2003 and $3,979,000 in 2002, a decrease of 24%
between years. The 2003 net sales were comprised of equipment sales of $1,039,000, or 34% of total net sales, and revenues from operating leases, sales-type leases, and services of $1,990,000 or 66%. The 2002 net sales were comprised of equipment sales of $1,641,000 or 41 %, and revenues from operating leases, sales-type leases, and services of $2,338,000 or 59%.

The decrease in net sales in 2003 was due primarily to both lower customer demand for our interactive voice information systems and lower revenues from leases and services. Our customers continue to be severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, which has adversely impacted their buying decisions to purchase additional systems. It is not possible to predict the duration of depressed conditions in these customer industries. While we have seen an increase in quotation activity for new systems, it is not possible to predict the success rate in turning these quotations into sales.

The decrease in revenues from leases and services was due primarily to lower lease revenue from our time weather temperature systems. As older time weather temperature systems that are leased by our customers are replaced by the sale of newer units, lease revenues decrease as a result. It is anticipated that lease revenue will continue to fall but will be replaced by revenue from increased services provided to the sold time weather temperature systems that replace the leased units.

Product pricing for our equipment remained relatively constant between years. Inflation did not have a material impact on revenues.

GROSS PROFIT

Gross profit was 43% of net sales in 2003 versus 49% in 2002. The decrease in the 2003 gross profit percentage was due primarily to lower sales volume over which to spread fixed manufacturing costs, partially offset by the positive effect of our cost reduction measures that included reductions of manufacturing personnel and related costs. It is possible that the reduced levels of manufacturing and service personnel could hamper our ability to meet customer demand should sales volume increase in the future. However, if this occurs we believe we could hire additional personnel to meet our needs.

OPERATING EXPENSES

Total operating expenses were $2,002,000 in 2003, or 66% of net sales, compared to $2,577,000 in 2002, or 65% of net sales. Total operating expenses as a percentage of net sales for both periods were higher than historical percentages due to the substantially lower sales volumes over which to spread fixed operating expenses. General and administrative expenses, marketing and selling expenses, and research and development expense dollars were all significantly lower in 2003 due to additional staff downsizing implemented in the first quarter of 2003. Cost reduction programs and staff downsizing implemented beginning late in the first quarter of 2001 and continuing through 2003 have reduced our workforce by approximately 60% and included all departments within ETC. In addition, lower commissions caused by lower sales volume contributed to the decrease in marketing and selling expenses. While our staffing levels are sufficient at the current sales volume, we may have to add staff in the future should sales volume increase.

Despite the sizeable reductions in sales and engineering personnel, we believe we have sufficient staff to accomplish our sales and product development goals. We have adequate sales personnel in place to service our customers' needs and uncover opportunities for new sales of products and services. We also have sufficient engineers on staff to design new products and add new features to our existing products that are intended to increase future sales volume. However, even though new product and feature development is continuing, it has been slowed somewhat by the staff reductions.

OTHER INCOME AND EXPENSE

Net other expense in 2003 was $6,000, compared to $3,000 in 2002. The increase between years of net other expense was due to more interest expense incurred on higher levels of borrowing during 2003.

INCOME TAXES

Income tax expense was $4,000 in 2003, compared to an income tax benefit of $60,000 in 2002. The income tax benefit in 2002 included a federal tax refund of $64,000 which resulted from a tax law change allowing carry back of the 2001 net loss and offsetting it against a prior year's income. Both 2003 and 2002 included $4,000 of income tax expense related to various minimum state taxes due.

NET EARNINGS AND EARNINGS PER SHARE

Net loss was $716,000 or $.029 per Class A share in 2003 versus $566,000 or $0.22 per Class A share in 2002. The increase in net loss between years was due primarily to the lower sales volume over which to spread fixed costs and the resultant lower gross margin, partially offset by the savings from the cost reduction programs and staff downsizing.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $735,000 at December 31, 2003, compared to $1,262,000 at December 31, 2002. The decrease in working capital in 2003 was primarily due to the net loss, partially offset by collection of customer payments on long-term sales-type leases. Cash provided by operating activities in 2003 of $36,000 was a result of decreasing inventory levels via sales of available products and decreasing accounts receivable and sales-type leases by collecting amounts due from customers, partially offset by the net loss and payments made to reduce accounts payable. Cash provided by operating activities in 2002 of $245,000 was a result of a decrease in inventories and collection of accounts receivable and sales-type leases, partially offset by the net loss.

In 2003, cash provided by borrowing on a revolving credit facility and decreases in inventories, accounts receivable, and sales-type leases was used to fund the net loss, make payments to reduce accounts payable, and make capital expenditures. In 2002, cash provided by a decrease in inventories and increased collections of accounts receivable and sales-type leases was used to finance the net loss and pay a dividend.

Capital expenditures were $16,000 in each of 2003 and 2002. The capital expenditures in both years consisted primarily of computer equipment upgrades. In addition, the Company capitalized software production costs incurred in 2003 of $168,000 and in 2002 of $151,000 related to internally developed software products that will be sold, leased, or otherwise marketed.

Accounts receivable decreased from $278,000 in 2002 to $178,000 in 2003 primarily due to timing of collections from customers and lower sales at the end of 2003, inventories decreased from $1,274,000 in 2002 to $964,000 in 2003 due to sales of voice information systems in 2003 that were in stock, and our concerted effort to keep inventory levels low to conserve cash. Net investment in sales-type leases decreased from $630,000 in 2002 to $301,000 in 2003 due to payments received from customers on our sale-type leases of our Audichron 410 time weather temperature systems. Another reason for the decrease in sales-type leases is because rather than adding new sales-type lease contracts for time weather temperature systems, new systems are now sold to the customer or leased by the customer through a third party lessor. It is expected that the cash flow generated from new sales of time weather temperature systems will offset the decrease in cash flow related to the declining sales-type leases. Accounts payable decreased from $196,000 in 2002 to $66,000 in 2003 due to our efforts to pay down balances to several vendors and reduced purchasing activity of inventory to help conserve cash.

ETC has sustained substantial operating losses over the past three years. In addition, we have used substantial amounts of working capital in our operations. The losses and use of working capital were a result of the significant decrease in sales caused by lower customer demand for our products. Our customers have been severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, which adversely impacted customers' buying decisions. Based on the above, the report of the independent auditors included in this annual report contains a statement that there is substantial doubt about our ability to continue as a going concern. Management's plans in regard to these matters are covered below and are also described in Note 16 to the financial statements.

To address the resultant cash flow requirements caused by the decrease in sales, ETC has reduced its workforce by over 80% beginning in 2001 and continuing into 2003 through a combination of terminations and lay-offs. To supplement cash flow in the short-term, we entered into an agreement with an entity controlled by affiliates of ETC for up to $200,000 of borrowing availability. As of December 31, 2003, we have borrowings of $90,000 on the revolving credit facility. As of February 28, 2004, we have increased our borrowing by $18,390 to a balance of $108,390. It is the affiliated entity's current position that $200,000 is the maximum that will be made available. With the workforce reductions from 2001 to 2003 and strict control of all costs, we have significantly reduced the sales levels necessary to turn our operations profitable. However, until the quarter ended September 30, 2003, we had not yet reached the sales levels necessary to achieve profitability, and recorded additional losses in the fourth quarter of 2003. We will continue to monitor our operations to determine if additional cost savings measures need to be implemented to improve cash flow.

Management remains cautiously optimistic that market conditions and demand for our new products will improve and that our operations will return to profitability over the next 12 months. If our operations return to profitability, management believes ETC can generate sufficient internal cash flow to support our operations. In addition, assuming profitable operations, management believes we will, at some point, be able to secure additional financing from a bank to provide additional working capital as needed. If we are able to increase sales volume, additional financing in the form of internally generated cash flow and/or bank financing may be required to finance increases in inventory and accounts receivable. However, there can be no assurance that any or all of these items will be accomplished. Our current trends in sales, earnings, and cash flows are heavily dependent on overall economic conditions, especially within the domestic telecommunications industry. Therefore, historical results may not be indicative of future performance.

If we do not return to profitability, however, it is unlikely that we will be able to secure such bank financing. In such case, we may be able to further reduce costs to a level which would permit us to operate profitably by relying on the revenue stream generated by our time/weather/temperature and services business. This option would be used only as a last resort and would necessitate ceasing the majority of production and research activities. The risk associated with this strategy is that we may lose customers for a variety of reasons, including but not limited to our inability to support our products, ship products on a timely basis, or keep up to date on product technology.

Management believes that the actions we have taken as described above, together with continuing to control costs and the close monitoring of operations, provide the opportunity for ETC to continue as a going concern.

CONTRACTUAL OBLIGATIONS

ETC has contractual obligations for operating leases for its facilities in Waukesha, Wisconsin and Norcross, Georgia. The leases end in 2007 and 2008, respectively. Future minimum lease payments as of December 31, 2003, for the two facilities are as follows:

2004          $  321,100
2005             330,800
2006             340,600
2007             350,900
2008              65,100
              ----------
Total         $1,408,500
              ==========

We treat these contractual obligations as normal operating expenses and plan to fund them with internally generated cash flow. Our ability to do this will depend on achieving the sales levels necessary to reach cash flow breakeven. There are no assurances that this can be accomplished.

In addition, ETC has contractual obligations for purchases of materials from vendors used in the manufacture of our products in the amount of $23,000 for 2004. There are no purchase obligations beyond 2004. Our plan is to fund these purchase obligations with internally generated cash flow.

CRITICAL ACCOUNTING ESTIMATES

There are a few areas of our financial statements that require us to use accounting estimates to comply with generally accepted accounting principles. These accounting estimates are made using our best judgment and may vary from actual results. Critical accounting estimates are used in the following areas:

Accounts Receivable - Accounts receivable is reduced by an allowance for amounts that may become uncollectible in the future. The estimated allowance for uncollectible accounts is based primarily on a specific analysis of accounts in the receivable portfolio and historical write-off experience. While we believe the allowance to be adequate, if the financial condition of our customers were to change resulting in impairment of their ability to make payments, additional allowances may be required.

Inventory - Our inventories are valued at the lower of cost or market value. We periodically review inventory quantities on hand and record a provision for excess and/or obsolete inventory based primarily on our estimated forecast of product demand, as well as historical usage. Our industry is characterized by rapid technological change and frequent new product development, both of which could result in an increase in the amount of obsolete inventory quantities on hand. In such a case, there is a possibility that the reserve for excess or obsolete inventory may need to be adjusted in the future. Any significant unanticipated change in demand or technological developments could have a significant impact on the value of our inventory, the reserve required, and our future reported operating results.

Income Taxes - The preparation of our financial statements requires us to estimate our current tax exposure together with assessing temporary differences between the carrying amounts of various assets and liabilities for financial reporting purposes and income tax purposes. These timing differences result in the recognition of deferred tax assets and liabilities to which we must record a valuation allowance to reduce the deferred assets to the amount that is more likely than not to be realized.

Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against the deferred tax assets. We have recorded a full valuation allowance against our deferred tax assets of $2,004,000 as of December 31, 2003 and $1,732,000 as of December 31, 2002, due to our uncertainties related to our ability to utilize these assets because of our financial losses in the current and prior years.

In the event actual results differ from our estimates, or we adjust our estimates in future periods, we may need to adjust our valuation allowance, which would materially impact our financial position and results of operations. If we are profitable in future years, our net operating loss carryforwards, which are our primary deferred tax assets, could be realized and our valuation allowance would be reduced and used to offset future income tax expense.

Goodwill and Long-Lived Assets - The preparation of our financial statements requires us to evaluate goodwill and fixed assets for impairment at least annually or more often if circumstances change. Significant judgment is required in estimating future cash flows related to these assets to determine if impairment exists. Any impairment in these assets could materially impact our financial condition and results of operations.

Due to the uncertainties in estimating future financial results and cash flows, in the event actual results differ from our estimates, or we adjust our estimates in future periods, impairment of our goodwill and/or fixed assets may result causing a write-down in their value which may materially affect our financial position and results of operations.

FORWARD LOOKING INFORMATION

From time to time, information provided by ETC, statements made by its employees, and information included in its filings with the Securities and Exchange Commission which are not historical facts are forward-looking in nature and relate to trends and events that may affect our future financial position and operating results. Such forward-looking information is provided pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties including, but not limited to, improvement of conditions in our customer markets, the ability to increase sales and control expenses, the availability of adequate working capital and credit facilities, the ability to successfully complete development of and bring to market new products for which there is customer demand, technology changes, backlog, status of the economy, governmental regulations, sources of supply, expense structure, product mix, major customers, competition, litigation, threat of war, and other risk factors detailed in our filings on Form 10-KSB with the Securities and Exchange Commission. Investors are encouraged to consider the risks and uncertainties included in those filings.

REPORT OF WIPFLI LLP, INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
ELECTRONIC TELE-COMMUNICATIONS, INC.

We have audited the balance sheets of Electronic Tele-Communications, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Tele-Communications, Inc. at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

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

/s/ Wipfli LLP

Milwaukee, Wisconsin
February 2, 2004

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                2003            2002           2001
                                            -----------     -----------     -----------
NET SALES (Note 15)                         $ 3,026,479     $ 3,978,830     $ 4,812,564

COST OF PRODUCTS SOLD                         1,729,687       2,024,450       2,896,443
                                            -----------     -----------     -----------

GROSS PROFIT                                  1,296,792       1,954,380       1,916,121
OPERATING EXPENSES:

 General and administrative                     657,444         711,625       1,015,361
 Marketing and selling                          806,133       1,035,695       1,608,089
 Research and development                       538,762         830,153       1,420,141
                                            -----------     -----------     -----------
                                              2,002,339       2,577,473       4,043,591
                                            -----------     -----------     -----------

EARNINGS (LOSS) FROM OPERATIONS                (705,547)       (623,093)     (2,127,470)

OTHER INCOME (EXPENSE):
Interest expense                                 (6,318)         (2,736)        (38,383)
                                            -----------     -----------     -----------

EARNINGS (LOSS) BEFORE INCOME TAXES            (711,865)       (625,829)     (2,165,853)
                                            -----------     -----------     -----------

 Income taxes (benefit) (Note 8)                  4,000         (60,000)          4,000
                                            -----------     -----------     -----------

NET EARNINGS (LOSS)
                                            $  (715,865)    $  (565,829)    $(2,169,853)
                                            -----------     -----------     -----------

BASIC AND DILUTED EARNINGS
 (LOSS) PER SHARE (Notes 12, 13 and 14):

   Class A  common                          $     (0.29)    $     (0.22)    $     (0.86)
                                            -----------     -----------     -----------
   Class B common                           $     (0.29)    $     (0.26)    $     (0.86)

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

                                                                       2003            2002
                                                                    -----------     -----------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                          $    88,606     $    92,023
 Trade accounts receivable, less allowance for doubtful accounts
   of $30,200 in 2003 and $24,000 in 2002                               178,302         278,353
 Inventories (Note 2)                                                   963,572       1,273,854
 Net investment in sales-type leases (Note 3)                           238,817         333,692
 Prepaid expenses and other current assets                               43,533          82,207
                                                                    -----------     -----------
   Total current assets                                               1,512,830       2,060,129

PROPERTY, PLANT AND EQUIPMENT (Notes 4 and 6)                           136,070         280,269
NET INVESTMENT IN SALES-TYPE LEASES (Note 3)                             62,188         296,513
GOODWILL (Note 1)                                                       790,596         790,596
CAPITALIZED SOFTWARE PRODUCTION COSTS (Note 5)                          232,513         130,693
                                                                    -----------     -----------

Total Assets                                                        $ 2,734,197     $ 3,558,200
                                                                    -----------     -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Revolving credit facility - related party (Note 9)                 $    90,000     $         -
 Accounts payable                                                        65,971         195,931
 Accrued expenses (Note 7)                                              412,130         395,993
 Income taxes payable                                                    68,462          67,137
 Deferred revenue and customer deposits                                  53,052          76,017
 Deferred gain on sale of building (Note 6)                              88,674          62,675
                                                                    -----------     -----------
   Total current liabilities                                            778,289         797,753

DEFERRED GAIN ON SALE OF BUILDING (Note 6)                              266,021         354,695
                                                                    -----------     -----------

   Total liabilities                                                  1,044,310       1,152,448

COMMITMENTS (Note 6)

STOCKHOLDERS' EQUITY (Notes 12 and 13):
 Preferred stock, authorized 5,000,000 shares, none issued                    -               -
 Class A common stock, authorized 10,000,000 shares,
   par value $.01, issued and outstanding 2,009,149 shares               20,091          20,091
 Class B common stock, authorized 10,000,000 shares,
   par value $.01, issued and outstanding 499,998 shares                  5,000           5,000
 Additional paid-in capital                                           3,335,647       3,335,647
 Retained earnings (deficit)                                         (1,670,851)       (954,986)
                                                                    -----------     -----------
   Total stockholders' equity                                         1,689,887       2,405,752
                                                                    -----------     -----------
Total Liabilities and Stockholders' Equity                          $ 2,734,197     $ 3,558,200
                                                                    -----------     -----------

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                2003             2002            2001
                                                             -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)                                          $  (715,865)    $  (565,829)    $(2,169,853)
Adjustments to reconcile net earnings (loss) to
 net cash provided by (used in) operating activities:
  Depreciation and amortization                                  187,804         188,440         271,040
  (Gain) loss from sale of property, plant and equipment         (78,427)        (90,300)        (38,412)
  Changes in operating assets and liabilities:
   Accounts receivable                                           100,051         152,957         905,774
   Inventories                                                   310,282         106,297         145,880
   Net investment in sales-type leases                           329,200         379,765         372,822
   Prepaid expenses and other assets                              38,674           8,933          39,772
   Accounts payable and accrued expenses                        (113,823)        110,977        (161,456)
   Income taxes                                                    1,325           1,507          53,024
   Deferred revenue and customer deposits                        (22,965)        (47,914)         36,661
                                                             -----------     -----------     -----------
     Total adjustments                                           752,121         810,662       1,625,105
                                                             -----------     -----------     -----------
   Net cash provided by (used in) operating activities            36,256         244,833        (544,748)
                                                             -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                           (16,343)        (16,029)        (45,179)
  Proceeds from sale of property, plant and equipment             54,820          29,832       1,282,126
  Capitalized software production costs (Note 5)                (168,150)       (150,635)              -
                                                             -----------     -----------     -----------
   Net cash provided by (used in) investing activities          (129,673)       (136,832)      1,236,947
                                                             -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings (payments) on revolving credit facility, net         90,000               -        (870,000)
  Dividends paid (Note 13)                                             -         (80,789)              -
                                                             -----------     -----------     -----------
   Net cash provided by (used in) financing activities            90,000         (80,789)       (870,000)
                                                             -----------     -----------     -----------

Net increase (decrease) in cash and cash equivalents              (3,417)         27,212        (177,801)

Cash and cash equivalents at beginning of year                    92,023          64,811         242,612
                                                             -----------     -----------     -----------

Cash and cash equivalents at end of year                     $    88,606     $    92,023     $    64,811
                                                             -----------     -----------     -----------

Supplemental disclosures of cash flow information:
  Cash paid for income taxes                                 $     2,699     $     2,264     $     2,278
  Cash received from income tax refunds                               25          63,643          51,302
  Cash paid for interest expense                                   6,012           2,736          43,921

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                         Common Stock (Note 12)
                                -------------------------------------
                                      Class A              Class B                                  Total
                                ------------------  -----------------  Additional    Retained      Stock-
                                 Number              Number             Paid-in      Earnings      holders'
                                of Shares  Amount   of Shares  Amount   Capital     (Deficit)       Equity
                                ---------  -------  ---------  ------  ----------  -----------   -----------
Balances at January 1, 2001     2,009,149  $20,091    499,998  $5,000  $3,335,647  $ 1,861,485   $ 5,222,223

 Net loss                               -        -          -       -           -   (2,169,853)   (2,169,853)
                                ---------  -------  ---------  ------  ----------  -----------   -----------

Balances at December 31, 2001   2,009,149   20,091    499,998   5,000   3,335,647     (308,368)    3,052,370

 Net loss                               -        -          -       -           -     (565,829)     (565,829)
 Cash dividends paid:
  $.08 per Class A common
  share on 1,009,865 shares
  (Note 13)
                                        -        -          -       -           -      (80,789)      (80,789)
                                ---------  -------  ---------  ------  ----------  -----------   -----------

Balances at December 31, 2002   2,009,149   20,091    499,998   5,000   3,335,647     (954,986)    2,405,752

 Net loss                               -        -          -       -           -     (715,865)     (715,865)
                                ---------  -------  ---------  ------  ----------  -----------   -----------

Balances at December 31, 2003   2,009,149  $20,091    499,998  $5,000  $3,335,647  $(1,670,851)  $ 1,689,887
                                ---------  -------  ---------  ------  ----------  -----------   -----------

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

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

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Management considers its estimates related to inventory valuation, impairment evaluations for goodwill and fixed assets, and valuation of deferred tax assets to be significant estimates that may be subject to change in the near term.

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

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization is provided using the straight-line method over estimated useful lives of three to five years.

The Company leases certain voice announcement equipment to certain customers for terms of one month to three years with renewal options on a month-to-month basis. All such leases are treated as operating leases. The leased equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the equipment.

GOODWILL AND INTANGIBLE ASSETS

During June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill or identifiable intangible assets with indefinite lives beginning January 1, 2002. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. Since adoption, existing goodwill is no longer amortized but instead is assessed for impairment at least annually. No impairment adjustment was deemed necessary for the years ended December 31, 2003 and 2002.

Intangible assets that have finite useful lives are amortized by the straight-line method over their remaining useful lives.

Through December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging between 26 and 40 years. Accumulated amortization of goodwill at December 31, 2001 was $478,725.

The effect on earnings of excluding goodwill amortization expense as a result of adoption of SFAS No. 142 is as follows:

                                                                 2003                  2002                 2001
----------------------------------------------------------------------------------------------------------------------
Reported net earnings (loss)                               $    (715,865)       $     (565,829)       $  (2,169,853)
Add back - Goodwill amortization                                       -                     -               30,256
-------------------------------------------------------------------------------------------------------------------
Adjusted net earnings (loss)                               $    (715,865)       $     (565,829)       $  (2,139,597)
Adjusted net earnings (loss) per share:
  Class A common                                           $       (0.29)       $        (0.22)       $       (0.85)
  Class B common                                           $       (0.29)       $        (0.26)       $       (0.85)
-------------------------------------------------------------------------------------------------------------------

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, other than cash, consist primarily of cash equivalents, accounts receivable, accounts payable, accrued liabilities, notes payable, and long-term debt. The fair value of these instruments approximates their carrying amounts based upon their short-term nature or current market indicators such as prevailing interest rates.

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

Sales of the Company's Audichron 410 interactive systems are accounted for as sales-type leases. Revenue is recognized upon shipment of these systems to the customer. The difference between the expected minimum payments and the revenue recognized for each agreement is unearned revenue. The unearned revenue is amortized over the term of each agreement using the effective interest method.

Revenue from sales-type leases, operating leases and services were approximately 66%, 59%, and 59% of total revenue in 2003, 2002 and 2001, respectively.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

SHIPPING AND HANDLING

Revenue received from and costs incurred for shipping and handling are reported in cost of products sold. Revenue received from shipping and handling fees were $5,861, $6,204 and $14,672 in 2003, 2002 and 2001, respectively. Costs incurred for shipping and handling were $6,456, $7,286 and $17,164 in 2003, 2002 and 2001, respectively.

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

COMPREHENSIVE INCOME

Net income (loss) for 2003, 2002 and 2001 is the same as comprehensive income
(loss) as defined pursuant to SFAS No. 130, "Reporting Comprehensive Income."

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued FASB Interpretation No. (FIN) 46 (revised December 2003), "Consolidation of Variable Interest Entities." FIN 46 addresses consolidation by business enterprises of variable interest entities and is intended to achieve more consistent application of consolidation policies. The Interpretation requires an entity to consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. In addition, the Interpretation requires an entity that holds significant variable interests in a variable interest entity, but is not the primary beneficiary, to disclose certain information. Currently, the Company leases real estate from an affiliated entity and borrows money under a revolving credit facility from the same affiliated entity. The Company adopted FIN 46 and, based on review of the affiliated entity and the Company's transactions with it, the Company is not required to consolidate or disclose further information under the Interpretation.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 2003 classifications.

2. INVENTORIES

Inventories consisted of the following at December 31:

                                                                                       2003                  2002
----------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                       $     417,402         $     461,259
Work-in-process and finished goods                                                     505,865               692,862
Maintenance and demo parts                                                             199,556               232,882
Reserve for obsolescence                                                              (159,251)             (113,149)
--------------------------------------------------------------------------------------------------------------------
Total inventories                                                                 $    963,572         $   1,273,854
--------------------------------------------------------------------------------------------------------------------

The Company has determined that certain inventories are obsolete or are in excess of anticipated future demand. Accordingly, the Company has recorded a reserve for obsolescence as indicated above. The Company will continue to evaluate these inventories and will adjust the reserve as needed in the future. Accordingly, this significant estimate is subject to change in the near term.

3. SALES-TYPE LEASES

The Company engages in sales agreements with customers for Audichron 410 systems that are accounted for as sales-type leases. The agreements have varying length terms expiring in various years through 2007.

Following is a summary of the components of the Company's net investment in sales-type leases at December 31:

                                                                                      2003                   2002
-----------------------------------------------------------------------------------------------------------------------
Total minimum lease payments to be received                                     $       364,389       $       825,313
Unearned revenue                                                                        (58,384)             (187,108)
Allowance for doubtful accounts                                                          (5,000)               (8,000)
---------------------------------------------------------------------------------------------------------------------
Net investment in sales-type leases                                             $       301,005       $       630,205
---------------------------------------------------------------------------------------------------------------------

Future minimum lease payments to be received under these agreements at December 31, 2003 are as follows:

 Year                                                                                               Lease Payments
-----------------------------------------------------------------------------------------------------------------------
 2004                                                                                                 $  290,481
 2005                                                                                                     66,516
 2006                                                                                                      6,394
 2007                                                                                                        998
----------------------------------------------------------------------------------------------------------------
 Total minimum lease payments to be received                                                          $  364,389
----------------------------------------------------------------------------------------------------------------

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

                                                                                      2003                2002
---------------------------------------------------------------------------------------------------------------------
Leasehold improvements                                                         $       5,605         $       5,605
Equipment and furniture                                                            1,943,318             2,306,551
------------------------------------------------------------------------------------------------------------------
                                                                                   1,948,923             2,312,156
Accumulated depreciation and amortization                                         (1,812,853)           (2,031,887)
------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                              $     136,070         $     280,269
------------------------------------------------------------------------------------------------------------------

5. CAPITALIZED SOFTWARE PRODUCTION COSTS

Capitalized software production costs are accounted for in accordance with SFAS No. 86, "Accounting for Computer Software to be Sold, Leased, or Otherwise Marketed." These costs are being amortized on a straight-line basis over a period of three years.

Capitalized software production costs consists of the following at December 31:

                                                                                       2003                  2002
------------------------------------------------------------------------------------------------------------------------
Capitalized software production costs                                          $      318,785        $       150,635

Accumulated amortization                                                              (86,272)               (19,942)
--------------------------------------------------------------------------------------------------------------------
Net capitalized software production costs                                      $      232,513        $       130,693
--------------------------------------------------------------------------------------------------------------------

Software production costs capitalized were $168,150 and $150,635 in 2003 and 2002, respectively. Amortization expense of software production costs, which were included in cost of products sold in the statements of operations, were $66,330 and $19,942 for 2003 and 2002, respectively. There were no capitalized software production costs or related amortization for 2001 or prior periods.

Amortization of capitalized software production costs scheduled for future years is approximately $106,300 for 2004, $86,300 for 2005, and $39,900 for 2006.

6. LEASE COMMITMENTS

On July 18, 2001, the Company entered into a sale leaseback transaction with an entity controlled by affiliates of the Company for the building and associated land located in Waukesha, Wisconsin, which serves as the Company's principal office and manufacturing facility. The sale leaseback transaction has been accounted for as an operating lease. Under the sale and leaseback arrangement, the purchase price of $1,350,000 consisted of: (a) a $60,000 cash payment upon acceptance of the Offer to Purchase; (b) $1,068,000 paid at closing; (c) a rent credit to the Company of $17,000 per month during 2001 for a maximum of $102,000; and (d) a rent credit of $5,000 per month during 2002 and 2003, for a total of $120,000. The Company used the net proceeds of the sale to eliminate its bank debt and supplement its working capital. A gain of $576,379 was realized on the transaction. The gain has been deferred and will be amortized to income in proportion to rental payments over the term of the lease. During 2003, 2002 and 2001, gains totaling $88,674, $88,674 and $41,337, respectively, have been recognized.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

The Company has leased the facility back from the buyer under a triple net lease for a term ending December 31, 2007. The monthly rent for 2001 and 2002 is $17,335 per month before rent credit. For rent due beginning January 2003, base rent increases at a rate of 3% annually over the prior year base rent.

As of December 31, 2003, net deferred gain totaling $354,695 relating to the sale leaseback transaction are included in the accompanying financial statements.

In addition to the lease of its Wisconsin facility, the Company leases a facility in Norcross, Georgia under a long-term operating lease extending to the year 2008. Future minimum lease payments at December 31, 2003 for the two facilities are as follows:

Year                                                                                                   Rental Payments
------------------------------------------------------------------------------------------------------------------------
2004                                                                                                  $       321,100
2005                                                                                                          330,800
2006                                                                                                          340,600
2007                                                                                                          350,900
2008                                                                                                           65,100
---------------------------------------------------------------------------------------------------------------------
Total minimum lease payments                                                                          $     1,408,500
---------------------------------------------------------------------------------------------------------------------

Rent expense consists of the following:

                                                                 2003                 2002                   2001
--------------------------------------------------------------------------------------------------------------------
Total rent expense                                         $    346,185         $    414,880           $   468,576
Amounts received under sublease rentals                               -                    -              (102,763)
------------------------------------------------------------------------------------------------------------------
Net rent expense                                           $    346,185         $    414,880           $   365,813
------------------------------------------------------------------------------------------------------------------

In 2001 and prior years, the Company leased, and In turn, subleased additional space In Atlanta, Georgia and Pleasanton, California. The final leases and associated subleases of additional space were terminated In November 2001.

7. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:

                                                                                    2003                   2002
--------------------------------------------------------------------------------------------------------------------
Accrued wages and benefits                                                      $   201,212           $   209,327
Accrued directors fees                                                               94,500                58,500
Other accrued professional fees                                                      20,500                20,500
Product warranty reserve                                                             30,202                21,261
State and local sales tax accrual                                                     7,206                22,145
Other accrued expenses                                                               58,510                64,260
-----------------------------------------------------------------------------------------------------------------
Total accrued expenses                                                          $   412,130           $   395,993
-----------------------------------------------------------------------------------------------------------------

8. INCOME TAXES

Income tax expense consists of the following:

                                                             2003                2002                 2001
-------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                $       -            $       -             $       -
  State                                                  $   4,000            $   4,000             $   4,000
-------------------------------------------------------------------------------------------------------------
   Total current                                             4,000                4,000                 4,000

Deferred                                                   (46,000)              64,500              (149,100)
Benefit of net operating losses                           (241,000)            (267,000)             (639,700)
Change in valuation reserve                                287,000              138,500               788,800
-------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)                             $   4,000            $ (60,000)            $   4,000
-------------------------------------------------------------------------------------------------------------

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:

                                                               2003                     2002                      2001
                                                               ----                     ----                      ----
Statutory rate                                                (34.0)%                  (34.0)%                   (34.0)%
State income taxes net of Federal benefit                      (3.9)                    (4.0)                     (4.0)
Amortization of goodwill and acquisition costs                    -                        -                       0.5
Change in deferred income tax valuation allowance              40.3                     22.1                      37.0
Permanent differences                                           0.6                      0.8                       0.6
Other                                                          (2.4)                     5.5                       0.1
                                                              -----                    -----                     -----
Effective tax rate                                              0.6%                    (9.6)%                     0.2%
                                                              -----                    -----                     -----

At December 31, 2003, the Company had net operating loss carryforwards of approximately $4,171,000 and research and development credits totaling $66,000 which are subject to federal regulations and limitations. The carryforwards and credits, which expire in various years, are available to offset future federal taxable income and income taxes. The valuation reserve of $2,004,000 and $1,732,000 at December 31, 2003 and 2002, respectively, was provided because of uncertainty as to whether the net deferred tax asset would be realized, based on the Company's financial results in the current and prior years. If the Company is profitable in future years, the valuation reserve will be reduced and used to offset income tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:

                                                           2003             2002
                                                       --------------   --------------
Deferred tax liabilities:
  Excess of tax over book depreciation                 $      (17,000)  $      (43,000)

Deferred tax assets:
  Net operating loss carryforwards                          1,591,000        1,325,000
  Inventories                                                 143,000          147,000
  Allowance for doubtful accounts                               7,000           10,000
  Research and development tax credit                          66,000           66,000
  Accrued charges and other                                    79,000           58,000
  Deferred gain                                               135,000          169,000
                                                       --------------   --------------
    Total deferred tax assets                               2,021,000        1,775,000
                                                       --------------   --------------
Net deferred tax asset before valuation reserve             2,004,000        1,732,000
Valuation reserve                                          (2,004,000)      (1,732,000)
                                                       --------------   --------------
Net deferred tax asset                                 $            -   $            -
                                                       --------------   --------------

9. REVOLVING CREDIT FACILITY

On December 23, 2002, the Company signed a revolving credit facility renewal with esitec, lie, an affiliate. The term of the revolving credit facility ended December 31, 2003, at which time it renewed automatically in consecutive one-year increments, provided that either party may terminate the revolving credit facility upon 45 days written notice. Under the revolving credit facility, the Company can borrow up to a maximum of $200,000. Interest is payable monthly at a rate of prime as quoted in the Wall Street Journal, and any outstanding balances of principal and interest are due at the end of the term. The revolving credit facility is secured by trade accounts receivable. As of December 31, 2003, the Company had borrowings of $90,000 under the revolving credit facility. Interest paid for borrowings on the revolving credit facility during the year ended December 31, 2003 was $6,318.

10. PROFIT SHARING PLAN

The Company has a profit sharing plan pursuant to Section 401 (k) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. Substantially all employees are eligible to participate. The plan provides for, and the Company expenses, Company matching contributions and additional discretionary contributions determined by the Board of Directors which, in the aggregate, amounted to $48,300 in 2001. There were no Company matching or additional discretionary contributions paid in 2003 and 2002.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

11. STOCK OPTION PLAN

The Company has a 1999 Nonqualified Stock Option Plan whereby 175,000 shares of Class A common stock are authorized for granting of options to key employees of the Company as determined by the Compensation and Stock Option Committee of the Board of Directors. Options granted may be exercised not more than 20% each year from date of grant, and expire ten years from date of grant. The exercise price is the average of the highest and lowest transaction prices of the stock on the date of grant. Options are cancelled upon termination of employment and that stock becomes available for future option grants. As of December 31, 2003, 46,700 shares are available for future grants.

In addition, the Company has a 1989 Nonqualified Stock Option Plan that has expired with respect to granting of future options. Options outstanding under the 1989 Plan will remain in effect until they have been exercised or have expired or terminated.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the measurement date, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 as amended, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31,1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                          2003                      2002                     2001
                                                                          ----                      ----                     ----
Risk-free interest rate                                                   NONE                      5.7%                      None
Expected dividend yield                                                  GRANTED                    7.6%                    Granted
Volatility factor of the expected market price of
   the Company's common stock                                                                      1.27
Weighted-average expected life of the option                                                      4.6 years

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                2003            2002              2001
                                           --------------   --------------   --------------
Pro forma net income (loss)                $     (724,968)  $     (576,886)  $   (2,185,279)
Pro forma earnings (loss) per share:
    Class A common                         $        (0.29)  $        (0.22)  $        (0.87)
    Class B common                         $        (0.29)  $        (0.26)  $        (0.87)
                                           --------------   --------------   --------------

 Transactions with respect to the Company's stock option plan were as follows:

                                            2001                           2002                          2003
                                    ----------------------         ----------------------         --------------------
                                                  Weighted                       Weighted                     WEIGHTED
                                                  Average                        Average                      AVERAGE
                                    Option        Exercise         Option        Exercise         OPTION      EXERCISE
                                    Shares         Price           Shares         Price           SHARES       PRICE
                                    -------       --------         -------       --------         -------     --------
Outstanding at beginning of year    230,300       $   2.47         182,600       $   2.40         212,000     $   1.78
Granted                                   -              -          66,000           0.22               -            -
Exercised                                 -              -               -              -               -            -
Forfeited                           (47,700)          2.75         (36,600)          2.05         (29,800)        1.61

Outstanding at end of year          182,600           2.40         212,000           1.78         182,200         1.81

Exercisable at end of year           82,860           2.99          92,000           2.71         109,680         2.35

Weighted average fair value of
  Options granted during the year                        -                           0.13                            -
                                    -------       --------         -------       --------         -------     --------

Exercise prices for options outstanding as of December 31, 2003, ranged from $0.22 to $5.38. Additional information related to these options segregated by exercise price range is as follows:

                                                                                     Exercise Price Range
                                                                     $ 0.22 to           $ 1.44 to            $ 2.70 to
                                                                     $    1.43           $    2.69            $    5.38
                                                                     ---------           ---------            ---------
Options outstanding                                                     77,300              76,500               28,400
Weighted average exercise price of options outstanding               $    0.41           $    2.33            $    4.23
Weighted average remaining contractual life of options outstanding   7.5 years           5.5 years            1.0 years
Options exercisable                                                     26,380              54,900               28,400
Weighted average exercise price of options exercisable               $    0.58           $    2.23            $    4.23
                                                                     ---------           ---------            ---------

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

For 2002, the Company paid a dividend of $.08 per share of Class A common stock on December 30, 2002 to shareholders of record as of the close of business on December 20, 2002. The Officers and Directors of the Company waived their right to receive the $.08 dividend in 2002. Therefore the $.08 dividend was paid on 1,009,865 shares of Class A common stock for a total of $80,789. No dividends were declared or paid in 2003 and 2001.

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

                                                                        2003                    2002                   2001
                                                                    ------------            ------------            -----------
Numerator for basic and diluted earnings per share:
  Net earnings (loss)                                               $   (715,865)           $   (565,829)           $(2,169,853)
  Less dividends paid:
    Class A common                                                             -                  80,789                      -
    Class B common                                                             -                       -                      -
                                                                    ------------            ------------            -----------
  Undistributed earnings (loss)                                     $   (715,865)           $   (646,618)           $(2,169,853)
Denominator for basic and diluted earnings per share:
  Weighted average shares:
    Class A common                                                     2,009,149               2,009,149              2,009,149
    Class B common                                                       499,998                 499,998                499,998
                                                                    ------------            ------------            -----------
      Total                                                            2,509,147               2,509,147              2,509,147
Calculation of basic and diluted earnings (loss) per share:
  Class A common:
    Distributed earnings                                            $          -            $       0.04            $         -
    Undistributed earnings (loss)                                          (0.29)                  (0.26)                 (0.86)
                                                                    ------------            ------------            -----------
    Basic and diluted earnings (loss) per share                     $      (0.29)           $      (0.22)           $     (0.86)
  Class B common:
    Distributed earnings                                            $        -              $        -              $         -
    Undistributed earnings (loss)                                          (0.29)                  (0.26)                 (0.86)
                                                                    ------------            ------------            -----------
    Basic and diluted earnings (loss) per share                     $      (0.29)           $      (0.26)           $     (0.86)
                                                                    ------------            ------------            -----------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Options to purchase shares of Class A common stock under the Company's Nonqualified Stock Option Plan were outstanding. However, these shares were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. The number of shares excluded from the computation were 182,200 for 2003, 212,000 for 2002, and 182,600 for 2001. See Note 11 for additional information regarding stock options.

15. ENTERPRISE INFORMATION
The Company operates as one reportable segment.

GEOGRAPHIC INFORMATION

Geographic information related to the Company's revenues and long-lived assets are as follows:

                                                     Revenues (a)                           Long-Lived Assets
                                                 Years Ended December 31                      December 31,
                                          2003             2002           2001           2003            2002
                                       -----------     ------------   ------------     ---------     ----------
United States                          $ 2,877,818     $  3,619,116   $  4,348,249     $ 136,070     $  280,269
Other countries                            148,661          359,714        464,315             -              -
                                       -----------     ------------   ------------     ---------     ----------
Total                                  $ 3,026,479     $  3,978,830   $  4,812,564     $ 136,070     $  280,269
                                       -----------     ------------   ------------     ---------     ----------

(a) Revenues are attributed to countries based on the location of customers.

MAJOR CUSTOMERS

No customer accounted for more than 10% of sales in 2003, 2002 and 2001.

16. COMPANY OPERATIONS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses over twelve of the past fourteen quarters. In addition, the Company has used substantial amounts of working capital in its operations. The losses and use of working capital were a result of the significant decrease in sales caused by lower customer demand for the Company's products. The Company's customers have been severely impacted by slowing economic conditions, especially in the domestic telecommunications industry, which adversely impacted customers' buying decisions.

To address the resultant cash flow requirements caused by the decrease in sales, the Company has reduced its workforce by over 60% beginning in 2001 and continuing into 2003 through a combination of terminations and lay-offs. To supplement cash flow in the short-term, the Company entered into an agreement with an entity controlled by affiliates of the Company for up to $200,000 of borrowing availability. As of December 31, 2003, the Company had borrowings of $90,000 on the revolving credit facility. It is the affiliated entity's current position that $200,000 is the maximum that will be made available. With the workforce reductions from 2001 to 2003 and strict control of all costs, the Company has significantly reduced the sales levels necessary to turn its operations profitable. However, the Company has not yet reached the sales levels necessary to achieve profitability on a consistent basis. The Company will continue to monitor its operations to determine if additional cost savings measures need to be implemented to improve cash flow.

Management remains cautiously optimistic that market conditions and demand for the Company's new products will improve and that the Company's operations will return to profitability over the next 12 months. If the Company's operations return to profitability, management believes the Company can generate sufficient internal cash flow to support its operations. In addition, assuming profitable operations, management believes the Company will, at some point, be able to secure additional financing from a bank to provide additional working capital as needed. If the Company is able to increase its sales volume, additional financing in the form of internally generated cash flow and/or bank financing may be required to finance increases in inventory and accounts receivable. However, there can be no assurance that any or all of these items will be accomplished.

If the Company does not return to profitability, however, it is unlikely that it will be able to secure such bank financing. In such case, the Company may be able to further reduce costs to a level which would permit it to operate profitably by relying on the revenue stream generated by its time/weather/temperature and services business. This option would be used only as a last resort and would necessitate ceasing the majority of production and research activities.

Management believes that the actions it has taken as described above, together with continuing to control costs and the close monitoring of operations, provide the opportunity for the Company to continue as a going concern.

17. RELATED PARTY TRANSACTION

The Company engaged the services of Quarles & Brady LLP of Milwaukee, Wisconsin as general legal counsel during the years ended December 31, 2003 and 2002. Mr. Peter J. Lettenberger, a partner of Quarles & Brady LLP, was also a director of the Company for the same periods. The Company incurred legal expenses of approximately $20,000 and $6,000 with Quarles & Brady LLP during the years ended December 31, 2003 and 2002, respectively.

FIVE YEAR REVIEW OF SELECTED FINANCIAL DATA

For the Years Ended December 31,              2003             2002             2001             2000             1999
---------------------------------         ------------     ------------     ------------     ------------     ------------
SUMMARY OF OPERATIONS:
Net sales                                 $  3,026,479     $  3,978,830     $  4,812,564     $ 10,454,180     $ 10,823,705
Cost of products sold                        1,729,687        2,024,450        2,896,443        5,420,193        5,467,581
                                          ------------     ------------     ------------     ------------     ------------
Gross profit                                 1,296,792        1,954,380        1,916,121        5,033,987        5,356,124

General and administrative                     657,444          711,625        1,015,361        1,273,556        1,275,454
Marketing and selling                          806,133        1,035,695        1,608,089        2,430,033        2,515,635
Research and development                       538,762          830,153        1,420,141        1,811,130        1,654,246
Other income (expense)                          (6,318)          (2,736)         (38,383)         (27,964)           1,054
                                          ------------     ------------     ------------     ------------     ------------

Earnings (loss) before income taxes           (711,865)        (625,829)      (2,165,853)        (508,696)         (88,157)
Income taxes (benefit)                           4,000          (60,000)           4,000            4,000            6,000
                                          ------------     ------------     ------------     ------------     ------------

Net earnings (loss)                       $   (715,865)    $   (565,829)    $ (2,169,853)    $   (512,696)    $    (94,157)
                                          ============     ============     ============     ============     ============

PER SHARE DATA:
Weighted average
 shares outstanding                          2,509,147        2,509,147        2,509,147        2,509,137        2,508,947
Basic and diluted earnings
 (loss) per share:
   Class A common                         $      (0.29)    $      (0.22)    $      (0.86)    $      (0.20)    $      (0.02)
   Class B common                         $      (0.29)    $      (0.26)    $      (0.86)    $      (0.20)    $      (0.10)

Shares outstanding at year end               2,509,147        2,509,147        2,509,147        2,509,147        2,508,947
Book value per share                      $       0.67     $       0.96     $       1.22     $       2.08     $       2.29
Cash dividends paid per
 Class A share (Note 13)                  $          -     $       0.08     $          -     $          -     $       0.08

OTHER DATA:
Working capital                           $    734,541     $  1,262,376     $  1,625,289     $  2,011,725     $  2,300,359
Current ratio                                      1.9              2.6              3.2              2.2              3.4
Total assets                              $  2,734,197     $  3,558,200     $  4,202,923     $  6,834,502     $  6,679,675
Total long-term obligations               $          -     $          -     $          -     $          -     $          -
Stockholders' equity                      $  1,689,887     $  2,405,752     $  3,052,370     $  5,222,223     $  5,734,619
After tax return on sales                        (23.7)%          (14.2)%          (45.1)%           (4.9)%           (0.9)%
Return on equity                                 (42.4)%          (23.5)%          (71.1)%           (9.8)%           (1.6)%

This data should be considered in conjunction with the accompanying financial statements.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                     2003 QUARTERS
                                          -------------------------------------------------------------------
                                              FIRST             SECOND            THIRD            FOURTH           TOTAL
                                          --------------    --------------    --------------   --------------    --------------
NET SALES                                 $      719,944    $      628,466    $    1,098,163   $      579,906    $    3,026,479
GROSS PROFIT                                     278,593           245,124           569,151          203,924         1,296,792
NET EARNINGS (LOSS)                             (359,590)         (238,829)          102,292         (219,738)         (715,865)

BASIC AND DILUTED EARNINGS (LOSS) PER
SHARE:
   CLASS A COMMON                                  (0.14)            (0.10)             0.04            (0.09)            (0.29)
   CLASS B COMMON                                  (0.14)            (0.10)             0.04            (0.09)            (0.29)

DIVIDENDS PER CLASS A COMMON SHARE
(NOTE 13)                                           0.00              0.00              0.00             0.00              0.00

STOCK PRICE FOR CLASS A COMMON: *
   HIGH                                            0.510             0.510             0.510            0.660
   LOW                                             0.250             0.200             0.200            0.200

                                                                     2002 Quarters
                                          -------------------------------------------------------------------
                                               First            Second           Third             Fourth           Total
                                          --------------    --------------   --------------    --------------    --------------
Net sales                                 $    1,109,558    $    1,300,470   $      728,375    $      840,427    $    3,978,830
Gross profit                                     567,274           733,144          291,385           362,577         1,954,380
Net earnings (loss)                             (136,432)           27,811         (235,356)         (221,852)         (565,829)

Basic and diluted earnings (loss) per
share:
   Class A common                                  (0.05)             0.01            (0.09)            (0.08)            (0.22)
   Class B common                                  (0.05)             0.01            (0.09)            (0.12)            (0.26)

Dividends per Class A common share
(Note 13)                                           0.00              0.00             0.00              0.08              0.08

Stock price for Class A common: *
   High                                            0.200             0.300            0.350             0.510
   Low                                             0.090             0.090            0.160             0.170

This data should be considered in conjunction with the accompanying financial statements.

* The stock prices represent the high and low bid price each quarter as listed on the Nasdaq web site. The stock prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

ANNUAL MEETING OF SHAREHOLDERS

2:00 PM, Friday, May 7, 2004
Electronic Tele-Communications, Inc.
1915 MacArthur Road, Waukesha, Wl

10-KSB REPORT AND INVESTOR RELATIONS

Electronic Tele-Communications, Inc. Form 10-KSB annual report may be obtained without charge by writing to Investor Relations Department, Electronic Tele-Communications, Inc., 1915 MacArthur Road, Waukesha, Wl 53188. Investor relations inquiries may be made in writing, by telephone at (262) 542-5600, or via email at investor@etcia.com.

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

STOCK LISTING

Electronic Tele-Communications, Inc. Class A common stock trades on the OTC Bulletin Board under the symbol ETCIA.

SHAREHOLDERS OF RECORD

As of March 1, 2004 there were approximately 700 shareholders of record and beneficial shareholders owning Class A common stock.

TRANSFER AGENT AND REGISTRAR

For address changes or questions regarding your shares or dividend checks, please contact:
American Stock Transfer and Trust Company, 59 Maiden Lane, New York, NY 10038-4502, Telephone (800) 937-5449, website http://www.amstock.com, email info@amstock.com.

INDEPENDENT AUDITORS

Wipfli LLP, 1200 North Mayfair Road, Suite 450, Milwaukee, Wl 53226

LEGAL COUNSEL

Quarles & Brady LLP, 411 East Wisconsin Avenue, Milwaukee, Wl 53202

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

DIRECTORS

    Peter J. Lettenberger, Esq., 2, Partner, Quarles & Brady LLP
    A. William Huelsman, 2, Investor
    Joanne B. Huelsman, Esq., 1
    Richard A. Gabriel, 1,2, Consultant
    Hazel Danner, 3,4, Corporate Secretary and Director Human Resources George W. Danner., P.E., 3,4, Chairman of the Board*
    Dean W. Danner, P.E., 3,4, President and Chief Executive Officer Bonita M. Danner, P.E., 3,4 Vice President Engineering
    R.W. Johnny Johns, 1, Strategic Accounts Manager, Verizon

COMMITTEE ASSIGNMENTS

1 -- Audit Committee
2 -- Compensation and Stock Option Committee
3 -- Executive Committee
4 -- Facilities Committee

* Mr. George W. Danner passed away in February 2004

                      [ETC THE VOICE OF THE NETWORK LOGO]

                               CORPORATE OFFICE:
                              1915 MacArthur Road
                               Waukesha, WI 53188
                                 (262) 542-5600